    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 15, 1999
                                            REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  INACOM CORP.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          5045                  47-0681813
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                               10810 FARNAM DRIVE
                             OMAHA, NEBRASKA 68154
                                 (402) 758-3900

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               DAVID C. GUENTHNER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               10810 FARNAM DRIVE
                             OMAHA, NEBRASKA 68154
                                 (402) 758-3900

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

         DAVID L. HEFFLINGER                      STANLEY R. HULLER
            A. GUY LAWSON                         J. DAVID WASHBURN
 MCGRATH, NORTH, MULLIN & KRATZ, P.C.             ARTER & HADDEN LLP
              SUITE 1400                     1717 MAIN STREET, SUITE 4100
        ONE CENTRAL PARK PLAZA                  DALLAS, TX 75201-4605
           OMAHA, NE 68102

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective time of the merger described in this registration statement.

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                        CALCULATION OF REGISTRATION FEE

                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
       TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE        AGGREGATE          REGISTRATION
     SECURITIES TO BE REGISTERED        BE REGISTERED(1)        PER UNIT       OFFERING PRICE(2)         FEE(2)
Common Stock.........................      32,000,000             N/A             $464,667,400          $56,962

(1) Based upon an estimate of the maximum number of shares of common stock of InaCom Corp. that may be issued pursuant to the merger described herein.

(2) Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(c) and (f) of the Securities Act of 1933, as amended, based on the product of (i) $9.34, the average of the high and low per share prices of the common stock of Vanstar Corporation on the New York Stock Exchange on January 11, 1999 and (ii) the estimated maximum number of shares of Vanstar common stock outstanding at the time of the merger less
    (iii) $72,216 previously paid under Rule 14a-6(i)(1) with respect to the merger.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     [LOGO]                                                          [LOGO]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

    The boards of directors of InaCom Corp. and Vanstar Corporation have agreed on a merger designed to create one of the leading technology services companies in the world. After the merger, Vanstar will operate as a wholly-owned subsidiary of InaCom.

    If the merger is completed, Vanstar stockholders will be entitled to receive .64 shares of InaCom common stock for each share of Vanstar common stock that they own. InaCom stockholders will continue to own their existing shares after the merger. InaCom expects to issue approximately 28 million shares of InaCom common stock to Vanstar stockholders in connection with the merger. As a result, the former Vanstar stockholders will own approximately 62.6% of the outstanding InaCom common stock after the merger and the former InaCom stockholders will own the remaining 37.4%.

    The merger cannot be completed unless the matters proposed in this joint proxy statement/prospectus are approved by Vanstar and InaCom stockholders. Approval of the merger agreement by the Vanstar stockholders is virtually assured because, as part of the merger negotiations, holders of approximately 43% of the Vanstar common stock have agreed to approve the merger agreement. We have scheduled special meetings for our stockholders to vote on the matters proposed in this joint proxy statement/prospectus.

    Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. YOUR VOTE IS VERY IMPORTANT.

    Both InaCom common stock, under the symbol "ICO," and Vanstar common stock, under the symbol "VST," are traded on the New York Stock Exchange.

    The dates, times and places of the meetings are as follows:
FOR VANSTAR STOCKHOLDERS:
February 17, 1999 11:00 a.m.
2575 Westside Parkway, Suite 500
Alpharetta, Georgia 30004

FOR INACOM STOCKHOLDERS:
February 17, 1999 10:00 a.m.
10810 Farnam Drive
Omaha, Nebraska 68154

    This document is the joint proxy statement of InaCom and Vanstar for their respective meetings and the prospectus of InaCom for the InaCom common stock to be issued in connection with the merger. This document provides you with detailed information about the proposed merger. In addition, you may obtain information about our companies from documents that we have previously filed with the Securities and Exchange Commission. Please see "Additional Information" on page 84. We encourage you to read this entire document carefully.

        [SIG]                                   [SIG]
Bill L. Fairfield                               William Y. Tauscher
President and Chief Executive Officer           Chairman of the Board, Chief Executive Officer
InaCom Corp.                                    and President
                                                Vanstar Corporation

SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN RISKS TO BE CONSIDERED IN CONNECTION WITH THE PROPOSED MERGER.

    ------------------------------------------------------------------------
    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
    ------------------------------------------------------------------------

    Joint Proxy Statement/Prospectus dated January 15, 1999, and first mailed to stockholders on or about January 16, 1999.

                                  INACOM CORP.
                               10810 FARNAM DRIVE
                             OMAHA, NEBRASKA 68154

                            ------------------------

                          NOTICE OF SPECIAL MEETING OF
                  STOCKHOLDERS TO BE HELD ON FEBRUARY 17, 1999

                            ------------------------

TO THE STOCKHOLDERS OF INACOM:

    A special meeting of the stockholders of InaCom Corp. will be held at 10810 Farnam Drive, Omaha, Nebraska on February 17, 1999 at 10:00 a.m., local time for the following purposes:

    1. To approve the issuance of shares of common stock of InaCom to stockholders of Vanstar Corporation, a Delaware corporation, pursuant to the Agreement and Plan of Merger dated as of October 8, 1998, among Vanstar, InaCom and InaCom Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of InaCom. The merger agreement is attached to the accompanying document as Annex A.

    2. To approve an amendment to the certificate of incorporation of InaCom to increase the number of authorized shares of InaCom common stock to 100,000,000 shares.

    3. To approve an increase of an additional 10,000,000 shares of InaCom common stock authorized for issuance under the 1997 InaCom Stock Plan.

    4. To transact such other business as may properly come before the InaCom special meeting.

    The close of business on December 31, 1998 has been fixed by the InaCom board of directors as the record date for the determination of stockholders entitled to vote at the InaCom special meeting. Your vote is important. Approval of each of proposals 1 and 2 will require an affirmative vote by the holders of more than 50% of the shares of InaCom common stock casting a vote on the proposals at the InaCom special meeting (provided that the total votes cast on the proposal represent more than 50% of all shares of InaCom common stock that are entitled to vote on the proposal). Approval of proposal 3 will require an affirmative vote by the holders of more than 50% of the shares of InaCom common stock outstanding as of the InaCom record date. Each of the proposals is conditioned upon approval of all of the proposals.

    All shares represented by properly executed proxies will be voted in accordance with the specifications on the proxy card. If no such specifications are made, proxies will be voted FOR approval and adoption of proposals 1, 2 and 3 above.

    You are urged to read the attached document carefully. It is very important that your shares be represented at the InaCom special meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE INACOM SPECIAL MEETING, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED PRE-ADDRESSED AND PRE-PAID ENVELOPE SO THAT IT WILL BE RECEIVED NO LATER THAN FEBRUARY 16, 1999. If you attend the InaCom special meeting, you may vote in person if you wish, even though you have previously returned your proxy. Any action may be taken on any of the foregoing proposals at the InaCom special meeting on the date specified above or on any dates to which the original or later adjournment of the special meeting may be adjourned or postponed.

                                          By order of the InaCom Board of
                                          Directors,

                                                    [SIG]
                                          Michael Steffan
                                          SECRETARY
                                          InaCom Corp.
Omaha, Nebraska
January 16, 1999

                              VANSTAR CORPORATION
                        2001 WESTSIDE PARKWAY, SUITE 260
                           ALPHARETTA, GEORGIA 30004

                            ------------------------

                          NOTICE OF SPECIAL MEETING OF
                  STOCKHOLDERS TO BE HELD ON FEBRUARY 17, 1999

                            ------------------------

TO THE STOCKHOLDERS OF VANSTAR:

    A special meeting of the stockholders of Vanstar Corporation will be held at 2575 Westside Parkway, Suite 500, Alpharetta, Georgia on February 17, 1999 at 11:00 a.m., local time for the following purposes:

    1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of October 8, 1998, among InaCom Corp., a Delaware corporation, InaCom Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of InaCom, and Vanstar. The merger agreement provides for the merger of InaCom Acquisition, Inc. with and into Vanstar, resulting in Vanstar becoming a wholly-owned subsidiary of InaCom.

    2. To transact such other business as may properly come before the Vanstar special meeting.

    The close of business on December 28, 1998 has been fixed by the Vanstar board of directors as the record date for the determination of stockholders entitled to vote at the Vanstar special meeting. Your vote is important. The affirmative vote of the holders of shares representing at least a majority of the Vanstar common stock issued and outstanding on the record date, is necessary to adopt the merger proposal made by the Vanstar board.

    All shares represented by properly executed proxies will be voted in accordance with the specifications on the proxy card. If no such specifications are made, proxies will be voted FOR approval of the merger agreement.

    You are urged to read the attached document carefully. It is very important that your shares be represented at the Vanstar special meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE VANSTAR SPECIAL MEETING, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED PRE-ADDRESSED AND PRE-PAID ENVELOPE SO THAT IT WILL BE RECEIVED NO LATER THAN FEBRUARY 16, 1999. If you attend the Vanstar special meeting, you may vote in person if you wish, even though you have previously returned your proxy.

                                          By order of the Vanstar Board of
                                          Directors,

                                                          [SIG]

                                          William Y. Tauscher
                                          CHAIRMAN OF THE BOARD,
                                          CHIEF EXECUTIVE OFFICER AND PRESIDENT

Alpharetta, Georgia
January 16, 1999

    This document incorporates important business and financial information about us that is not included in this document. That information is described under "Additional Information."

    We will provide the information incorporated into this document without charge to stockholders upon written or oral request, to the extent it does not already accompany this document. Requests should be made in writing or by telephone to the following:

INACOM CORP.                                               VANSTAR CORPORATION
Investor Relations Department                              Investor Relations Department
10810 Farnam Drive                                         2001 Westside Parkway, Suite
Omaha, Nebraska 68154                                      260
Tel: (402) 758-3281                                        Alpharetta, Georgia 30004
                                                           Tel: (770) 619-6284

    If you would like to request documents from us, please do so by February 10, 1999 to receive them before the special meetings of the stockholders.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
QUESTIONS AND ANSWERS ABOUT THE MERGER.....................................................................          1
SUMMARY....................................................................................................          2
    The Companies..........................................................................................          2
    The InaCom Special Meeting.............................................................................          2
    The Vanstar Special Meeting............................................................................          3
    Risk Factors Meriting Special Attention................................................................          3
    The Merger and the Merger Agreement....................................................................          4
    Interests of Certain Persons in the Merger.............................................................          5
    Reciprocal Stock Option Agreements.....................................................................          5
    Effect of Certain Agreements...........................................................................          5
    Selected Historical Financial Information of InaCom....................................................          6
    Selected Historical Financial Information of Vanstar...................................................          7
    Selected Unaudited Pro Forma Combined Financial Data...................................................          8
    Comparative Per Share Data of InaCom and Vanstar.......................................................         10
    Market Prices..........................................................................................         12
RISK FACTORS...............................................................................................         13
    The value of the InaCom shares to be received by Vanstar stockholders will fluctuate with the InaCom
     share price...........................................................................................         13
    The merger may cause significant debt obligations to become immediately payable........................         13
    The merger may result in defaults under other Vanstar and InaCom agreements............................         13
    We expect substantial expenses and payments even if the merger fails to occur..........................         14
    The expected benefits from the merger may not occur....................................................         14
    The merger may result in loss of customers, employees and suppliers....................................         14
    Warburg will own 23.7% of InaCom common stock after the merger, providing it with significant voting
     influence.............................................................................................         14
    InaCom stockholders may have less influence following the merger.......................................         15
    If recent reductions in gross margins continue, our profitability will be adversely affected...........         15
    Receipt of InaCom common stock may be taxable if expected tax treatment does not occur.................         15
    If the supply agreements with out key vendors were materially revised, not renewed or terminated, it
     would have an adverse effect on our business..........................................................         16
    If key vendors decrease incentive funds, our profitability will be adversely affected..................         16
    If our vendors do not continue price protection policies or there are unforeseen events, we may have to
     devalue our inventory.................................................................................         16
    If we are unable to properly manage "build-to-order" programs, our business may be adversely
     affected..............................................................................................         16

                                                                                                               PAGE
                                                                                                             ---------
    Our business will be adversely affected if we cannot counteract future declines in gross margins.......         17
    We must recruit and retain key management and technical personnel in order to be
     competitive......................................................................         17
    We maintain a significant amount of rate-sensitive working capital to finance our
     operations.......................................................................         17
    If we fail to manage our growth, our profitability may be adversely affected......         17
    We will have substantial debt after the Vanstar merger which may impair our
     ability to obtain additional financing...........................................         17
    Significant consolidation and manufacturers selling direct to consumers may cause
     competition to increase in intensity.............................................         18
    Future InaCom acquisitions may result in increased debt and dilution to InaCom
     stockholders.....................................................................         18
    Failure of our procurement and delivery systems could result in our failure to
     take orders, ship products and react to market conditions........................         18
THE INACOM SPECIAL MEETING............................................................         19
    Date, Time and Place..............................................................         19
    Matters to be Considered at the InaCom Special Meeting............................         19
    InaCom Board Recommendation.......................................................         19
    Vote Required.....................................................................         19
    Voting of Proxies.................................................................         20
    Revocability of Proxies...........................................................         20
    Record Date; Stock Entitled to Vote; Quorum.......................................         20
    Solicitation of Proxies...........................................................         21
    1999 Annual Meeting of Stockholders of InaCom.....................................         21
THE VANSTAR SPECIAL MEETING...........................................................         22
    Date, Time and Place..............................................................         22
    Matters to be Considered at the Vanstar Special Meeting...........................         22
    Vanstar Board Recommendation......................................................         22
    Vote Required.....................................................................         22
    Voting of Proxies.................................................................         22
    Revocability of Proxies...........................................................         23
    Record Date; Stock Entitled to Vote; Quorum.......................................         23
    Solicitation of Proxies...........................................................         23
    1999 Annual Meeting of Stockholders of Vanstar....................................         23
THE MERGER............................................................................         24
    General...........................................................................         24
    Background of the Merger..........................................................         24
    InaCom's Reasons for the Merger...................................................         29
    Vanstar's Reasons for the Merger..................................................         30
    Recommendation of the InaCom Board of Directors...................................         31
    Recommendation of the Vanstar Board of Directors..................................         31
    Opinion of J.P. Morgan............................................................         32
    Opinion of Credit Suisse First Boston.............................................         36
    Material Federal Income Tax Consequences of the Merger on Vanstar Stockholders....         41
    Interests of Certain Persons in the Merger........................................         43
    Ownership Interest of Vanstar Stockholders After the Merger.......................         45
    Treatment of Existing Vanstar Stock Options.......................................         45
    Stock Exchange Listing............................................................         45
    Delisting and Deregistration of Vanstar Common Stock..............................         45
    Accounting Treatment..............................................................         45
    Absence of Appraisal Rights.......................................................         46
    Government and Regulatory Approvals...............................................         46
    Procedures for Exchange of Vanstar Common Stock Certificates......................         46
    Resales of InaCom Common Stock....................................................         47

                                                                                          PAGE
                                                                                        ---------
INACOM PROPOSAL TO INCREASE THE AUTHORIZED NUMBER OF SHARES OF INACOM COMMON STOCK.........................         48
INACOM PROPOSAL TO INCREASE THE NUMBER OF SHARES AUTHORIZED UNDER INACOM'S 1997 STOCK PLAN.................         48
THE MERGER AGREEMENT.......................................................................................         52
    Structure of the Merger................................................................................         52
    Conversion of Vanstar Common Stock.....................................................................         52
    Certain Representations and Warranties.................................................................         52
    Conduct of Business Pending the Merger.................................................................         53
    Conditions to Consummate the Merger....................................................................         53
    Pooling................................................................................................         54
    Employee Benefits......................................................................................         54
    No Solicitation........................................................................................         54
    Third-Party Standstill Agreements......................................................................         55
    Indemnification and Insurance..........................................................................         55
    Affiliate Agreements...................................................................................         55
    InaCom's Board of Directors............................................................................         55
    Vanstar's Trust Convertible Preferred Securities.......................................................         56
    Termination............................................................................................         57
    Fees and Expenses; Effect of Termination...............................................................         58
    Amendment and Modification.............................................................................         59
    Waiver.................................................................................................         59
STOCK OPTION AGREEMENTS....................................................................................         59
    Trigger Events.........................................................................................         59
    Term of the Options....................................................................................         59
    First Refusal Rights of the Grantor....................................................................         60
    Repurchase Rights of the Grantor and Grantee...........................................................         60
    Profit Limitation......................................................................................         60
    Adjustment and Registration Provisions.................................................................         60
VOTING AGREEMENTS..........................................................................................         61
    Warburg Voting Agreement...............................................................................         61
    Voting Agreements of Vanstar Directors.................................................................         61
    Voting Agreements of InaCom Directors..................................................................         61
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION.........................................................         62
INACOM.....................................................................................................         71
    Business...............................................................................................         71
    Recent Developments....................................................................................         71
    Management.............................................................................................         73
VANSTAR....................................................................................................         75
    Business...............................................................................................         75
    Recent Developments....................................................................................         76
    Board of Directors.....................................................................................         77
DESCRIPTION OF INACOM CAPITAL STOCK........................................................................         79
    General................................................................................................         79
    Common Stock...........................................................................................         79
    Preferred Stock........................................................................................         79
    Liquidation and Other Rights...........................................................................         80
    Advance Notice Requirements in Connection with Stockholder Meetings....................................         80
    Section 203 of the Delaware General Corporation Law....................................................         80
    Transfer Agent.........................................................................................         80

                                                                                                               PAGE
                                                                                                             ---------
COMPARISON OF THE RIGHTS OF HOLDERS OF VANSTAR COMMON STOCK AND INACOM COMMON STOCK...         81
    Introduction......................................................................         81
    Authorized Capital Stock..........................................................         81
    Board or Stockholder Approved Preferred Stock.....................................         82
    Number of Directors...............................................................         82
    Special Meetings of Stockholders..................................................         82
    Amendment of By-laws..............................................................         83
    Advance Notice for Raising Business or Making Nominations at Annual Meetings......         83
    Appraisal Rights..................................................................         83
EXPERTS...............................................................................         84
LEGAL MATTERS.........................................................................         84
ADDITIONAL INFORMATION................................................................         84
    Cautionary Statement Concerning Forward-Looking Statements........................         84
    Where You Can Find More Information...............................................         84

                                    ANNEXES

Annex A--Agreement and Plan of Merger

Annex B--Opinion of J.P. Morgan Securities Inc.

Annex C--Opinion of Credit Suisse First Boston Corporation

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: Why are the two companies proposing to merge?

A: InaCom and Vanstar believe that the combination of the two companies will create a more competitive technology services company than either InaCom or Vanstar would be on its own. We are optimistic about the potential cost savings and opportunities for other synergies to be achieved as a result of the merger and expect this transaction to provide a platform for further growth, both internally and through future strategic acquisitions. To review the reasons for the merger and certain related uncertainties in greater detail, see "The Merger--InaCom's Reasons for the Merger," "--Vanstar's Reasons for the Merger," and "Additional Information--Cautionary Statement Concerning Forward-Looking Statements."

Q: When do you expect the merger to be completed?

A: We are working towards completing the merger as quickly as possible. We expect to complete the merger on or shortly after February 17, 1999.

Q: What do I need to do now?

A: Stockholders of InaCom and Vanstar should mail their signed and dated proxy card in the enclosed envelope as soon as possible to ensure that their shares will be represented at the InaCom special meeting or the Vanstar special meeting. The InaCom meeting and the Vanstar meeting will take place on February 17, 1999. The boards of directors of both InaCom and Vanstar have recommended voting in favor of the merger proposals.

Q: Should I send in my certificates now?

A: No, after the merger is completed, Vanstar stockholders will receive written instructions for exchanging their Vanstar share certificates for InaCom share certificates. VANSTAR STOCKHOLDERS SHOULD NOT SEND IN THEIR SHARE CERTIFICATES AT THIS TIME OR WITH THEIR PROXIES. INACOM STOCKHOLDERS WILL KEEP THEIR CERTIFICATES..

Q: Can stockholders of InaCom and Vanstar change their vote after they have mailed in a signed proxy card?

A: Yes, stockholders of InaCom and Vanstar can change their vote in one of three ways at any time before their proxies are used at the InaCom special meeting or the Vanstar special meeting. First, stockholders can revoke their proxies by written notice. Second, stockholders can complete new, later-dated proxy cards. Third, stockholders can attend the InaCom special meeting and the Vanstar special meeting and vote in person.

Q: Whom should stockholders call with additional questions?

A: InaCom stockholders who have questions about the merger should call InaCom's
    Investor Relations Department at (402) 758-3281. Vanstar stockholders who have questions about the merger should call Vanstar's Investor Relations Department at (770) 619-6284.

                                    SUMMARY

    This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document. See "Additional Information" on page 84.

                            ------------------------

THE COMPANIES

INACOM CORP.
10810 FARNAM DRIVE
OMAHA, NEBRASKA 68154
(402) 758-3900

    InaCom is in the business of providing computer products and computer services to Fortune 1000 companies and other large enterprises. InaCom assists businesses with its expertise in planning, procurement, integration, support and management of computer networks. InaCom sells its products and services through company-owned business centers and a large network of resellers. InaCom also has international affiliations to satisfy the technology management needs of its multinational clients. See "InaCom."

VANSTAR CORPORATION
2001 WESTSIDE PARKWAY, SUITE 260
ALPHARETTA, GEORGIA 30004
(770) 619-6000

    Vanstar provides products and services to Fortune 1000 companies and other large enterprises which enable those customers to build, manage and enhance their personal computer networks. Vanstar provides customized information technology and networking solutions for its customers. Vanstar supplies services and expertise in providing and supporting computer hardware, network products, computer peripherals and software from many vendors. See "Vanstar."

THE INACOM SPECIAL MEETING

    PURPOSE. InaCom will hold a special meeting to approve:

- a proposal to issue shares of InaCom common stock to the Vanstar stockholders in the merger;

- a proposal to amend InaCom's certificate of incorporation to increase the authorized number of shares of InaCom common stock to 100,000,000; and
- a proposal to amend the 1997 InaCom Stock Plan to authorize an additional 10,000,000 shares of InaCom common stock for issuance under the plan.

    WHO MAY VOTE. If you were an InaCom stockholder at the close of business on December 31, 1998, then you are entitled to vote at the InaCom special meeting and to cast one vote for each share you owned. On December 31, 1998 there were 16,768,473 shares entitled to be voted at the InaCom special meeting.

    REQUIRED VOTE. Approval of the issuance of InaCom common stock in the merger will require an affirmative vote by the holders of more than 50% of the shares of InaCom common stock casting a vote on such proposal at the InaCom special meeting (assuming that the total votes cast on the proposal represent more than 50% of all shares of InaCom common stock that are entitled to vote on the proposal).

    Approval of an additional 10,000,000 shares of InaCom common stock for issuance under the 1997 InaCom Stock Plan will require the affirmative vote by the holders of more than 50% of the shares of InaCom common stock casting a vote on such proposal at the InaCom special meeting (assuming that the total votes cast on the proposal represent more than 50% of all shares of InaCom common stock that are entitled to vote on the proposal).

    Approval of the proposal to amend InaCom's certificate of incorporation to increase the authorized number of shares of InaCom common stock to 100,000,000 will require an affirmative vote by the holders of more than 50% of the shares of InaCom common stock outstanding as of December 31, 1998.

    Each of the above InaCom proposals is conditioned upon the approval of all of the InaCom proposals.

    EFFECT OF BROKER NONVOTE AND ABSTENTION. A broker nonvote or a failure to vote will have the effect of a vote against the proposal to amend InaCom's certificate of incorporation. A broker nonvote will have no effect on the approval of the proposals to issue InaCom common stock in the merger or approve additional shares for issuance under the 1997 InaCom Stock Plan (assuming that the total votes cast on the proposal represent more than 50% of the shares entitled to vote on the proposal). An abstention with respect to any of the InaCom proposals will have the effect of a vote against such proposal.

    SHARES HELD BY AFFILIATES; AGREEMENTS TO VOTE. As of December 31, 1998, the percentage of outstanding shares of InaCom common stock entitled to vote held by InaCom directors, executive officers and their respective affiliates was 2.5% or 419,778 shares of InaCom common stock. The directors of InaCom, holding approximately 2% of the InaCom common stock, entered into voting agreements and agreed to vote their shares of InaCom common stock for the approval of the InaCom proposals. See "Voting Agreements."

    RECOMMENDATION OF THE INACOM BOARD. The board of directors of InaCom believes that the merger is in your best interest and unanimously recommends that you vote FOR the InaCom proposals.

THE VANSTAR SPECIAL MEETING

    PURPOSE. Vanstar will hold a special meeting of its stockholders to approve the merger agreement.

    WHO MAY VOTE. If you were a Vanstar stockholder at the close of business on December 28, 1998, then you are entitled to vote at the Vanstar special meeting and to cast one vote for each share that you owned. On December 28, 1998 there were 43,791,900 shares of Vanstar common stock entitled to be voted at the Vanstar special meeting.

    REQUIRED VOTE; EFFECT OF BROKER NONVOTE AND ABSTENTION. Adoption of the merger agreement will require an affirmative vote by the holders of more than 50% of the shares of Vanstar common stock outstanding as of December 28, 1998. A broker nonvote, a failure to vote or an abstention will have the effect of a vote against the adoption of the merger agreement.

    SHARES HELD BY AFFILIATES; AGREEMENTS TO VOTE. Warburg, Pincus Capital Company, L.P., holder of approximately 38% of the outstanding Vanstar common stock, and the directors of Vanstar, holders of an additional 5% of the outstanding Vanstar common stock, have agreed to vote all of their shares in favor of the adoption of the merger agreement. Accordingly, approval of the merger agreement by the Vanstar stockholders is virtually assured. As of December 28, 1998, the percentage of outstanding shares of Vanstar common stock entitled to vote held by Vanstar directors, executive officers and their respective affiliates was approximately 43%, or 18,800,039 shares of Vanstar common stock.

    RECOMMENDATION OF THE VANSTAR BOARD. The board of directors of Vanstar believes that the merger agreement is advisable and in the best interests of the Vanstar stockholders and unanimously recommends that you vote FOR the proposal to adopt the merger agreement.

RISK FACTORS MERITING SPECIAL ATTENTION

    Before you decide to vote for the adoption of the merger agreement, or for the approval of the InaCom proposals, you should consider the following risk factors, which are more fully described in the "Risk Factors" section on pages 13 through 18 of this document.

- the exchange ratio of .64 shares of InaCom common stock for one share of Vanstar common stock is fixed whether or not there is an increase or decrease in the market price of the InaCom common stock or the Vanstar common stock;

- certain debt obligations of InaCom and Vanstar may be accelerated as a consequence of the merger;

- holders of InaCom's outstanding convertible subordinated debentures have the right to require InaCom to repurchase all or a portion of such debentures following consummation of the merger;

- the degree to which InaCom is able to successfully integrate Vanstar and realize the anticipated synergies from the merger will materially affect the operating results of the combined company;

- customers may seek alternative sources of product supply and/or service due to, among other reasons, a desire not to do business with the previously unaffiliated company; and

- following the merger, Warburg, Pincus Capital Company, L.P. is expected to own approximately 23.7% of the outstanding InaCom common stock and such ownership may have a significant effect on matters submitted to a vote of InaCom stockholders.

THE MERGER AND THE MERGER AGREEMENT

    The merger agreement is attached as Annex A to this document. We encourage you to read the merger agreement in its entirety as it is the legal document that governs the merger. See "The Merger Agreement."

    EXCHANGE RATIO. If the merger is completed, holders of Vanstar common stock will be entitled to receive .64 shares of InaCom common stock for each share held at the effective time of the merger. Therefore, based on the closing price of InaCom shares on January 14, 1999 (the latest practicable date prior to the printing of this document) of $15.19, each Vanstar share would be exchanged for InaCom common stock having a market value of $9.72 per share as a result of the merger. InaCom will pay cash in lieu of any fractional share of InaCom common stock to which a Vanstar holder would otherwise be entitled based on the trading prices of InaCom common stock shortly before the merger.

    EXAMPLE: IF YOU CURRENTLY OWN 100 SHARES OF VANSTAR COMMON STOCK, THEN, AFTER THE MERGER, YOU WILL BE ENTITLED TO RECEIVE 64 SHARES OF INACOM COMMON STOCK.

    MATERIAL TAX CONSEQUENCES. Generally, the merger will be tax-free to stockholders of both companies for federal income tax purposes. However, any cash paid in lieu of issuing fractional shares will be taxable. To review the tax consequences to stockholders in greater detail, see pages 41 and 42.

    CONDITIONS TO THE MERGER. The completion of the merger depends on meeting a number of conditions, including the following:

- obtaining approvals of InaCom and Vanstar stockholders;

- InaCom and Vanstar materially performing their obligations under the merger agreement;

- the receipt by both companies of assurances that the merger will qualify for pooling of interests accounting treatment; and

- the receipt by both companies of tax opinions from their respective counsel to the effect that the merger will be generally tax-free to Vanstar stockholders.

    Any condition to the merger may be waived by the company entitled to assert the condition.

    NO DISSENTERS' OR APPRAISAL RIGHTS. Neither the stockholders of InaCom nor the stockholders of Vanstar are entitled to dissenters' or appraisal rights under applicable Delaware law in connection with the merger.

    TERMINATION OF THE MERGER AGREEMENT. InaCom and Vanstar can agree to terminate the merger agreement at any time without completing the merger. In addition, either company can agree to terminate the merger agreement without completing the merger, if, among other things, any of the following occurs:

- the merger is not completed by March 31, 1999;

- the stockholders of InaCom or Vanstar do not give the required approvals at the special meetings;

- any governmental entity prevents completion of the merger;

- the other party materially breaches the merger agreement; or

- the board of directors of the other company:

    (1) fails to convene a special meeting of its stockholders on or before March 15, 1999;

    (2) fails to recommend its approval of the proposals to its stockholders; or

    (3) withdraws, amends or modifies its approval in a manner adverse to the other company.

    Vanstar also may terminate the merger agreement if someone other than InaCom proposes to acquire Vanstar with an offer the Vanstar board determines is more favorable.

    TERMINATION FEES. The merger agreement generally requires InaCom and Vanstar to pay the other a termination fee of $12 million or $18 million if the merger agreement is terminated under certain circumstances.

    NO SOLICITATION OF THIRD PARTIES. Under the merger agreement, InaCom and Vanstar cannot engage in discussions or trade information with a third party about an acquisition transaction. However, before its stockholders approve the relevant proposals, either InaCom or Vanstar may respond to an unsolicited superior proposal if it is deemed necessary for its board of directors to comply with its fiduciary duties.

    ACCOUNTING TREATMENT. We expect the merger to qualify as a pooling of interests, which means that we will treat our companies as if they had always been combined for accounting and financial reporting purposes.

    TRANSFERABILITY OF INACOM COMMON STOCK. All shares of InaCom common stock issued in connection with the merger will be freely tradable on the New York Stock Exchange. However, transfers of shares held by persons deemed to be "affiliates" are subject to certain securities law considerations and contractual resale restrictions.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Certain members of Vanstar's management, the Vanstar board and Warburg, Pincus Capital Company, L.P. have interests in the merger that are different from or in addition to your interests. For example:

- William Y. Tauscher, Chairman of the Board, Chief Executive Officer and President of Vanstar, William H. Janeway, a Warburg, Pincus Capital Company, L.P. representative and Vanstar board member, and Richard H. Bard and John R. Oltman, two additional outside Vanstar board members, will be appointed as members of the InaCom board;

- William Y. Tauscher and InaCom have a one-year agreement for Mr. Tauscher to provide certain services and to receive compensation of $1 million and bonus of up to $3 million following the merger;

- Warburg, Pincus Capital Company, L.P. has agreed to vote its shares of Vanstar common stock for adoption of the merger agreement; and

- Warburg, Pincus Capital Company, L.P. and Mr. Tauscher have the right under certain circumstances to require InaCom to register the resale of their InaCom common stock under the securities laws.

    Also, W. Grant Gregory, a member of the InaCom board, is chairman of a firm which will receive a fee of approximately $2.25 million in connection with advisory services rendered to InaCom in connection with the merger. See "The Merger--Interests of Certain Persons in the Merger."

RECIPROCAL STOCK OPTION AGREEMENTS

    In connection with the merger agreement, each of InaCom and Vanstar granted to the other an option to purchase up to 19.9% of its outstanding common stock at the time of granting such option.

    Each option to purchase the other company's common stock is only exercisable if:

- the merger agreement is terminated and a termination fee is payable by the other company;

- prior to the termination of the merger agreement, a third party proposes to acquire the other company; and

- the other company's stockholders approve such third party's acquisition proposal within 12 months following the termination of the merger agreement.

    InaCom or Vanstar, as an optionholder, has the right to require the repurchase of all or any portion of the options (while the option remains exercisable) and any shares purchased pursuant to the options. In addition, InaCom or Vanstar, as the grantor of their options, has the right to repurchase all of the option or shares purchased pursuant to the option (while the option remains exercisable). The total profit an option holder may realize on the option or shares purchased pursuant to the option, plus the termination fees payable under the merger agreement, is limited to $18 million. See "Stock Option Agreements."

EFFECT OF CERTAIN AGREEMENTS

    The stock option agreements between InaCom and Vanstar, and the voting agreements entered into with Warburg, Pincus Capital Company, L.P. and the directors of Vanstar and InaCom, were entered into as a condition and an inducement to the other company's entering into the merger agreement. Those stock options and voting agreements, as well as the termination fee provisions in the merger agreement, are expected to increase the likelihood that the merger will occur by making it more difficult for a third party to acquire control of either company.

SELECTED HISTORICAL FINANCIAL INFORMATION OF INACOM

    The following summary selected historical financial information should be read in conjunction with the historical financial statements and accompanying notes that InaCom has included in its Annual Report on Form 10-K, as amended, for the fiscal year ended December 27, 1997 and its Quarterly Report on Form 10-Q for the nine months ended September 26, 1998 incorporated by reference herein. See "Additional Information."

                                     UNAUDITED
                                 NINE MONTHS ENDED                      FISCAL YEAR ENDED
                                --------------------  -----------------------------------------------------
                                SEPT. 26,  SEPT. 27,  DEC. 27,   DEC. 28,   DEC. 30,   DEC. 31,   DEC. 25,
                                  1998       1997       1997       1996       1995       1994       1993
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues......................  $3,201,410 $2,827,238 $3,896,302 $3,102,055 $2,200,344 $1,800,539 $1,545,227
Net earnings (loss)...........     31,926     19,183     29,456     18,733     11,707     (2,256)    11,975
Earnings (loss) per share
  Basic.......................       2.02       1.68       2.48       1.80       1.17      (0.22)      1.27
  Diluted.....................  $    1.71  $    1.49  $    2.17  $    1.66  $    1.16  $   (0.22) $    1.25

                                     UNAUDITED
                                --------------------
                                SEPT. 26,  SEPT. 27,  DEC. 27,   DEC. 28,   DEC. 30,   DEC. 31,   DEC. 25,
                                  1998       1997       1997       1996       1995       1994       1993
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets..................  $1,158,646 $1,004,089 $ 960,539  $ 847,600  $ 624,238  $ 519,875  $ 456,894
Current maturities of
  long-term debt..............     --         --         --         --          6,667      6,710        257
Long-term debt, less current
  maturities..................    141,500     55,250    141,500     55,250     23,667     30,333     20,000
Stockholders' equity..........  $ 414,201  $ 214,248  $ 325,216  $ 176,830  $ 148,775  $ 135,590  $ 136,491

SELECTED HISTORICAL FINANCIAL INFORMATION OF VANSTAR

    The following summary historical financial information should be read in conjunction with the historical financial statements and accompanying notes that Vanstar has included in its Annual Report on Form 10-K, as amended, for the fiscal year ended April 30, 1998 and its Quarterly Report on Form 10-Q for the six months ended October 31, 1998 incorporated by reference herein. See "Additional Information."

    Vanstar's earnings set forth below represent income from continuing operations before distributions on preferred securities of the Vanstar Financing Trust. These distributions were $4.5 million (net of applicable taxes) in both the six months ended October 31, 1998 and October 31, 1997, and $8.9 million and $5.1 million (net of applicable taxes) for the fiscal years ended April 30, 1998 and 1997, respectively. The sole asset of the Vanstar Financing Trust is $207.5 million aggregate principal amount of Vanstar's 6 3/4% convertible subordinated debentures due 2016. See "The Merger Agreement--Vanstar's Trust Convertible Preferred Securities."

    The earnings per share for fiscal years ended April 30, 1996 and 1995 are presented giving effect to the conversion of all previously outstanding preferred stock into Vanstar common stock and the exchange of all warrants for shares of Vanstar common stock in connection with Vanstar's initial public offering on March 11, 1996, as if the conversion or exchange had occurred at the later of the beginning of the fiscal year ended April 30, 1995 or the issuance date of the respective security.

                                UNAUDITED                                                      SEVEN MONTHS    FISCAL YEAR
                             SIX MONTHS ENDED                  FISCAL YEAR ENDED                   ENDED          ENDED
                         ------------------------  ------------------------------------------  -------------  -------------
                         OCTOBER 31,  OCTOBER 31,  APRIL 30,  APRIL 30,  APRIL 30,  APRIL 30,    APRIL 30,    SEPTEMBER 30,
                            1998         1997        1998       1997       1996       1995         1994           1993
                         -----------  -----------  ---------  ---------  ---------  ---------  -------------  -------------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues...............   $1,258,557   $1,422,383  $2,838,802 $2,214,786 $1,884,635 $1,430,585   $ 603,451     $ 1,119,704
Earnings (loss) from
  continuing operations
  before distributions
  on preferred
  securities of
  trust................     (43,854)      20,316      44,859     33,951      7,514      1,752       (6,392)        (17,645)
Net earnings (loss)....     (48,312)      15,860      35,947     28,807     16,708      1,752       45,147          (3,140)
Earnings (loss) from
  continuing operations
  per share
  Basic................       (1.11)        0.37        0.83       0.68       0.22       0.06        (0.51)          (1.68)
  Diluted..............       (1.11)        0.36        0.81       0.66       0.21       0.05        (0.21)          (1.34)
Earnings (loss) per
  share
  Basic................       (1.11)        0.37        0.83       0.68       0.50       0.06         3.47           (0.52)
  Diluted..............   $   (1.11)   $    0.36   $    0.81  $    0.66  $    0.47  $    0.05    $    1.40     $     (0.42)

                                UNAUDITED
                         ------------------------
                         OCTOBER 31,  OCTOBER 31,  APRIL 30,  APRIL 30,  APRIL 30,  APRIL 30,    APRIL 30,    SEPTEMBER 30,
                            1998         1997        1998       1997       1996       1995         1994           1993
                         -----------  -----------  ---------  ---------  ---------  ---------  -------------  -------------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets...........   $ 781,682    $1,009,027  $1,095,764 $ 761,423  $ 830,008  $ 720,969    $ 618,705     $   581,771
Current maturities of
  long-term debt.......       4,057        4,089       5,800      4,785      2,926      8,415       12,985          23,954
Long-term debt, less
  current maturities...         581        3,762       2,337      5,946    302,277    349,528       12,212          16,139
Company-obligated
  mandatorily
  redeemable
  convertible preferred
  securities of
  subsidiary trust
  holding solely
  convertible
  subordinated debt
  securities of
  Vanstar..............     194,915      194,562     194,739    194,518     --         --           --             --
Redeemable preferred
  stock and accrued
  dividends............      --           --          --         --         --         --            4,777           4,464
Stockholders' equity...   $ 159,348    $ 183,820   $ 207,948  $ 166,971  $ 126,043  $  22,118    $  24,921     $    12,698

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

    The following tables show financial information of InaCom and Vanstar on a pro forma basis and should be read in conjunction with, and are qualified in their entirety by, the respective historical financial statements and notes thereto of InaCom and Vanstar incorporated by reference in this document. The unaudited pro forma combined financial information is presented to reflect the estimated impact of the merger on InaCom's historical consolidated financial statements. The merger will be accounted for as a pooling of interests. The operating data assume that the merger had been consummated at the beginning of the earliest period presented, and the balance sheet data assume that the merger had been consummated as of September 26, 1998 with respect to InaCom and October 31, 1998 with respect to Vanstar. InaCom's fiscal years ended on December 27, 1997, December 28, 1996 and December 30, 1995; Vanstar's fiscal years ended on April 30, 1998, 1997 and 1996. InaCom's financial reporting period will be adopted by the combined entity. For purposes of the Selected Unaudited Pro Forma Combined Financial Data, Vanstar's fiscal year end has been adjusted to conform with Regulation S-X of the Securities and Exchange Commission. For purposes of presenting unaudited pro forma combined financial data, Vanstar's fiscal year end has been adjusted to January 31 by including the reported financial data for the quarter ended January 31 and the three previous quarters ended October 31, July 31 and April 30. Vanstar's nine month financial data has been adjusted to include reported financial data for quarters ended October 31, July 31 and April
30. The unaudited pro forma combined financial data are not necessarily indicative of the operating results or financial position that would have been achieved had the merger been in effect as of the beginning of the periods presented and should not be construed as representative of future operations.

    The pro forma earnings represent income from continuing operations before distributions on preferred securities of the Vanstar Financing Trust. These distributions were $6.7 million (net of applicable taxes) in both the nine months ended September 26, 1998 and September 27, 1997, and $8.9 million and $2.9 million (net of applicable taxes) for the fiscal years ended December 27, 1997 and December 28, 1996, respectively. The sole asset of the Vanstar Financing Trust is $207.5 million aggregate principal amount of Vanstar's 6 3/4% convertible subordinated debentures due 2016. The pro forma earnings also represent income from continuing operations before recognition of gain on disposal of discontinued businesses of $9.2 million (net of applicable taxes) for the fiscal year ended December 30, 1995.

    Pro forma earnings per share for the fiscal years ended December 28, 1996 and December 30, 1995 are presented giving effect to the conversion of all previously outstanding Vanstar preferred stock into Vanstar common stock and the exchange of all outstanding Vanstar warrants for shares of Vanstar common stock in connection with Vanstar's initial public offering on March 11, 1996, as if the conversion or exchange had occurred at the later of the beginning of the fiscal year ended December 30, 1995 or the issuance date of the respective stock.

    The pro forma combined earnings from continuing operations per share and earnings per share represent the pro forma combined earnings from continuing operations and net earnings for InaCom and Vanstar divided by total pro forma common shares of the combined entity, assuming an exchange ratio of .64.

                                                             UNAUDITED                   UNAUDITED
                                                         NINE MONTHS ENDED           FISCAL YEAR ENDED
                                                        --------------------  -------------------------------
                                                        SEPT. 26,  SEPT. 27,  DEC. 27,   DEC. 28,   DEC. 30,
                                                          1998       1997       1997       1996       1995
                                                        ---------  ---------  ---------  ---------  ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues..............................................  $5,173,022 $4,797,822 $6,570,250 $5,280,632 $3,978,956
Earnings (loss) from continuing operations before
  distributions on preferred securities of subsidiary
  trust of Vanstar....................................        (70)    43,359     66,317     65,242      3,569
Net earnings (loss)...................................     (6,756)    36,675     57,405     62,326     12,763
Earnings (loss) from continuing operations per share
  Basic...............................................      (0.15)      0.94       1.46       1.70       0.12
  Diluted.............................................      (0.15)      0.90       1.39       1.62       0.11
Earnings (loss) per share
  Basic...............................................      (0.15)      0.94       1.46       1.70       0.41
  Diluted.............................................  $   (0.15) $    0.90  $    1.39  $    1.62  $    0.41

                                                          UNAUDITED
                                                          SEPT. 26,
                                                             1998
                                                        --------------
                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets..........................................    $1,962,508
Short term borrowings and current maturities of
  long-term debt......................................       415,201
Long-term debt, less current maturities...............           581
Vanstar-obligated mandatorily redeemable convertible
  preferred securities of subsidiary trust holding
  solely convertible subordinated debt securities of
  Vanstar.............................................       194,915
Stockholders' equity..................................    $  478,729

COMPARATIVE PER SHARE DATA OF INACOM AND VANSTAR

    The following tables set forth certain historical per share data of InaCom and Vanstar and combined per share data on an unaudited pro forma combined basis and on a per share equivalent pro forma combined basis after giving effect to the merger using the pooling of interests basis of accounting. Pro forma earnings per share and book value per share have been calculated assuming that
 .64 shares of InaCom common stock are issued in exchange for each share of Vanstar common stock outstanding. The information set forth below should be read in conjunction with the selected historical financial data included elsewhere in this document, and is qualified in its entirety by the respective historical financial statements and notes thereto of InaCom and Vanstar incorporated by reference in this document. The unaudited pro forma combined financial data are not necessarily indicative of the operating results or financial position that would have been achieved had the merger been in effect as of the beginning of the periods presented and should not be construed as representative of future operations. Neither InaCom nor Vanstar has paid cash dividends to the holders of their common stock.

    All basic earnings per share data are computed using the weighted average number of shares of common stock outstanding during the period. All diluted earnings per share data are computed using the weighted average number of shares of common stock outstanding and dilutive potential common stock outstanding during the period. All book value per share data are based upon the number of shares of common stock outstanding at the end of the related period.

    The historical earnings per share of Vanstar for the fiscal year ended April 30, 1996 are presented giving effect to the conversion of all outstanding preferred securities into Vanstar common stock and the exchange of all outstanding warrants for shares of Vanstar common stock in connection with Vanstar's initial public offering on March 11, 1996, as if the conversion or exchange had occurred at the later of the beginning of the fiscal year ended April 30, 1995 or the issuance date of the respective security.

    The InaCom pro forma combined earnings (loss) from continuing operations per share, earnings (loss) per share and book value per share represent the pro forma combined earnings (loss) from continuing operations, net earnings (loss) and stockholders' equity for InaCom and Vanstar divided by the total pro forma common shares of the combined entity, assuming an exchange ratio of 0.64. The InaCom pro forma earnings (loss) per share for the fiscal years ended December 28, 1996 and December 30, 1995 are presented giving effect to the conversion of all Vanstar preferred securities into Vanstar common stock and the exchange of all outstanding warrants for shares of Vanstar common stock in connection with Vanstar's initial public offering on March 11, 1996, as if the conversion or exchange had occurred at the later of the beginning of the fiscal year ended December 30, 1995 or the issuance date of the respective security. The Vanstar pro forma equivalent earnings (loss) from continuing operations per share, earnings (loss) per share and book value per share are computed by multiplying the InaCom pro forma combined per share amounts by the exchange ratio of 0.64.

                                                                   UNAUDITED NINE MONTHS
                                                                           ENDED                      FISCAL YEAR ENDED
                                                                  ------------------------  -------------------------------------
                                                                   SEPT. 26,    SEPT. 27,    DEC. 27,     DEC. 28,     DEC. 30,
                                                                     1998         1997         1997         1996         1995
                                                                  -----------  -----------  -----------  -----------  -----------
INACOM--HISTORICAL:
Earnings per share:
  Basic.........................................................   $    2.02    $    1.68    $    2.48    $    1.80    $    1.17
  Diluted.......................................................        1.71         1.49         2.17         1.66         1.16
Book value per share............................................   $   24.70    $   18.53    $   21.94    $   16.30    $   14.85

                                                                   UNAUDITED SIX MONTHS
                                                                          ENDED                      FISCAL YEAR ENDED
                                                                 ------------------------  -------------------------------------
                                                                  OCT. 31,     OCT. 31,     APRIL 30,    APRIL 30,    APRIL 30,
                                                                    1998         1997         1998         1997         1996
                                                                 -----------  -----------  -----------  -----------  -----------
VANSTAR--HISTORICAL:
Earnings (loss) from continuing operations
  per share
  Basic........................................................   $   (1.11)   $    0.37    $    0.83    $    0.68    $    0.22
  Diluted......................................................       (1.11)        0.36         0.81         0.66         0.21
Earnings (loss) per share
  Basic........................................................       (1.11)        0.37         0.83         0.68         0.50
  Diluted......................................................       (1.11)        0.36         0.81         0.66         0.47
Book value per share...........................................   $    3.64    $    4.25    $    4.78    $    3.89    $    3.02

                                                                   UNAUDITED NINE MONTHS
                                                                           ENDED                 UNAUDITED FISCAL YEAR ENDED
                                                                  ------------------------  -------------------------------------
                                                                   SEPT. 26,    SEPT. 27,    DEC. 27,     DEC. 28,     DEC. 30,
                                                                     1998         1997         1997         1996         1995
                                                                  -----------  -----------  -----------  -----------  -----------
INACOM--PRO FORMA COMBINED:
Earnings (loss) from continuing operations per share
  Basic.........................................................   $   (0.15)   $    0.94    $    1.46    $    1.70    $    0.12
  Diluted.......................................................       (0.15)        0.90    $    1.39         1.62         0.11
Earnings (loss) per share
  Basic.........................................................       (0.15)        0.94         1.46         1.70         0.41
  Diluted.......................................................   $   (0.15)   $    0.90    $    1.39    $    1.62    $    0.41
Book value per share............................................   $   10.69

VANSTAR--PRO FORMA EQUIVALENT:
Earnings (loss) from continuing operations per share
  Basic.........................................................   $   (0.10)   $    0.60    $    0.93    $    1.09    $    0.08
  Diluted.......................................................       (0.10)        0.58         0.89         1.04         0.07
Earnings (loss) per share
  Basic.........................................................       (0.10)        0.60         0.93         1.09         0.26
  Diluted.......................................................   $   (0.10)   $    0.58    $    0.89    $    1.04    $    0.26
Book value per share............................................   $    6.84

MARKET PRICES

    The table below sets forth, for the fiscal quarters indicated, the high and low sales prices per share reported by the New York Stock Exchange Composite Transactions List for the Vanstar common stock and the InaCom common stock. Vanstar's fiscal year ends on April 30 each year and InaCom's fiscal year ends on the last Saturday of December each year.

                                   VANSTAR COMMON STOCK
                                                                    HIGH          LOW
                                                                ------------  ------------
Fiscal year:
1997
  First Quarter ended July 31, 1996:                            $      173/8  $      121/4
  Second Quarter ended October 31, 1996:                               293/4         153/4
  Third Quarter ended January 31, 1997:                                281/4         133/4
  Fourth Quarter ended April 30, 1997:                                 161/2          61/2
1998
  First Quarter ended July 31, 1997:                                   151/2          71/4
  Second Quarter ended October 31, 1997:                               171/4         119/16
  Third Quarter ended January 31, 1998:                                16            11
  Fourth Quarter ended April 30, 1998:                                 161/4         111/4
1999
  First Quarter ended July 31, 1998:                                   1515/16        10
  Second Quarter ended October 31, 1998:                               113/4          63/4
  Third Quarter (through January 14, 1999):                            125/16         83/8


                                   INACOM COMMON STOCK
                                                                    HIGH          LOW
                                                                ------------  ------------
Fiscal year:
1997
  First Quarter ended March 29, 1997:                           $      401/8  $      205/8
  Second Quarter ended June 28, 1997:                                  321/2         20
  Third Quarter ended September 27, 1997:                              375/8         311/8
  Fourth Quarter ended December 27, 1997:                              393/8         243/8
1998
  First Quarter ended March 28, 1998:                                  331/16        225/8
  Second Quarter ended June 27, 1998:                                  371/4         255/8
  Third Quarter ended September 26, 1998:                              3315/16        151/2
  Fourth Quarter ended December 27, 1998:                              211/8         139/16
1999
  First Quarter (through January 14, 1999):                            161/16        143/16

    The following chart sets forth the last reported sale prices per share of InaCom common stock and Vanstar common stock as reported on the New York Stock Exchange Composite Transactions List on October 8, 1998, the last trading day prior to the announcement of the merger agreement.

                       STOCK PRICE PRECEDING ANNOUNCEMENT

InaCom......................................................        $1613/16
Vanstar............................................................................................         $ 83/8

    The following chart sets forth the last reported sale prices per share of InaCom common stock and Vanstar common stock as reported on the New York Stock Exchange Composite Transactions List on January 14, 1999, the latest practicable date prior to the printing of this document.

                         STOCK PRICE PRECEDING PRINTING

InaCom......................................................        $153/16
Vanstar.....................................................        $ 91/8

                                  RISK FACTORS
    In addition to the other information included in this document, the risk factors described below should be considered by InaCom stockholders in determining whether to vote to approve the InaCom proposals and by Vanstar stockholders in determining whether to vote to adopt the merger agreement.
    THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED IN CONNECTION WITH THE EFFECTS OF THE MERGER.

THE VALUE OF THE INACOM SHARES TO BE RECEIVED BY VANSTAR STOCKHOLDERS WILL
  FLUCTUATE WITH THE INACOM SHARE PRICE.

    The number of shares to be received by Vanstar stockholders in the merger is fixed at .64 shares of InaCom common stock for each share of Vanstar common stock and will not change even if the market price of InaCom common stock or Vanstar common stock changes before the merger is completed. Accordingly, stockholders will not know the actual market value of InaCom common stock to be received in connection with the merger when they vote upon the merger proposals. Stockholders are urged to obtain current market quotations for the InaCom common stock and the Vanstar common stock. Stock price variations could be the result of changes in the business, operations or prospects of InaCom, Vanstar or the combined company, market assessments of the likelihood that the merger will be consummated and the timing thereof, general market and economic conditions and other factors both within and beyond the control of InaCom or Vanstar. InaCom does not intend to obtain an updated fairness opinion of J.P. Morgan Securities Inc. ("J.P. Morgan") and Vanstar does not intend to obtain an updated fairness opinion of Credit Suisse First Boston Corporation ("CSFB") prior to the completion of the merger.

THE MERGER MAY CAUSE SIGNIFICANT DEBT OBLIGATIONS TO BECOME IMMEDIATELY PAYABLE.

    InaCom and Vanstar have significant debt obligations that may be accelerated by the merger. As a result, InaCom could be required to immediately repay as much as $1.18 billion in debt obligations after the merger if appropriate consents are not obtained. In addition, Vanstar and InaCom maintain certain other debt obligations that contain cross-default provisions and will therefore also become due and payable if either company should default on one or more of its debt obligations. See "The Merger Agreement-- Vanstar's Trust Convertible Preferred Securities" and "InaCom--Recent Developments."

    InaCom and Vanstar intend to seek consents from the other parties to its debt agreements. In those cases where consents are not available or are not obtained, the parties intend to seek to refinance their obligations. The parties cannot provide any assurance that InaCom will be able to obtain sufficient funds on reasonable terms to refinance all necessary debt obligations.

    If InaCom is able to refinance these obligations, any new arrangements may carry higher interest rates than the original obligations and could contain terms and conditions less favorable to InaCom than those contained in the original obligations. Any inability of InaCom to obtain any required refinancing could result in defaults under one or more of its major debt obligations, which would have a material adverse effect on InaCom.

THE MERGER MAY RESULT IN DEFAULTS UNDER OTHER VANSTAR AND INACOM AGREEMENTS.

    Consummation of the merger may result in a default under one or more agreements applicable to InaCom or Vanstar, dealing with, among other things, severance arrangements, real property and equipment leases and contracts affecting customer relations, unless consents are obtained from the other parties to such agreements. Such defaults may result in InaCom becoming liable for litigation costs, settlement expenses or, possibly, contractual liabilities. InaCom and Vanstar cannot provide any assurance that the consents necessary to avoid such liability can be obtained or, if they are not obtained, that the consequences of such failure would not be material.

WE EXPECT SUBSTANTIAL EXPENSES AND PAYMENTS EVEN IF THE MERGER FAILS TO OCCUR.

    The merger may not be consummated. Whether or not the merger is consummated, InaCom and Vanstar will have incurred substantial expenses. In addition, if the merger agreement is terminated under certain circumstances, the terminating party may be required to pay the non-terminating party a termination fee in an amount up to $18 million. See "The Merger Agreement--Fees and Expenses; Effect of Termination."

THE EXPECTED BENEFITS FROM THE MERGER MAY NOT OCCUR.

    InaCom and Vanstar have entered into the merger agreement with the expectation that the merger will result in certain benefits, including, without limitation, cost savings, operating efficiencies, revenue enhancements and other synergies. There can be no assurance, however, that InaCom will realize any of the anticipated benefits of the merger. Achieving the benefits of the merger will depend in part upon the integration of our businesses in an efficient manner, and there can be no assurance that this will occur. Consequently, although InaCom expects the merger will be accretive to earnings by the end of 1999, the merger would have had a dilutive effect on InaCom's earnings per share on a pro forma combined basis for recent periods. The following table sets forth, on a pro forma combined basis, assuming consummation of the merger, InaCom's earnings (loss) per share for the year ended December 27, 1997 and the nine months ended September 26, 1998, as compared to earnings (loss) per share for the same periods, without giving effect to the merger:

                                            FISCAL YEAR ENDED       NINE MONTHS ENDED
                                            DECEMBER 27, 1997       SEPTEMBER 26, 1998
                                          ----------------------  ----------------------
                                           ACTUAL     PRO FORMA    ACTUAL     PRO FORMA
                                          ---------  -----------  ---------  -----------
Earnings (loss) per share:
  Basic.................................  $    2.48   $    1.46   $    2.02   $    (.15)
  Diluted...............................  $    2.17   $    1.39   $    1.71   $    (.15)

See "Unaudited Pro Forma Combined Financial Information" beginning on page 62. No assurances can be given that the merger will in fact be accretive to earnings in the future or that the benefits derived by InaCom in the merger will outweigh or exceed the dilutive effects of such merger. For a discussion of other relevant factors and assumptions, see "The Merger--InaCom's Reasons for the Merger," "--Vanstar's Reasons for the Merger," "--Recommendation of the InaCom Board of Directors" and "--Recommendation of the Vanstar Board of Directors," beginning on page 29.

THE MERGER MAY RESULT IN LOSS OF CUSTOMERS, EMPLOYEES AND SUPPLIERS.

    Historically, in business combinations of this nature, certain customers seek alternative sources of product supply and/or service after the announcement of the transaction due to, among other reasons, a desire not to do business with the previously unaffiliated company. Management of InaCom and Vanstar anticipate that InaCom will experience some customer attrition after the merger. Difficulties in combining operations could also result in the loss of key employees or suppliers. There can be no assurance that any steps taken by management to counter such increased customer, employee and supplier attrition will be effective. Failure by InaCom to control attrition would adversely affect InaCom's future growth and profitability.

WARBURG WILL OWN 23.7% OF INACOM COMMON STOCK AFTER THE MERGER, PROVIDING IT
  WITH SIGNIFICANT VOTING INFLUENCE.

    Upon consummation of the merger, Warburg, Pincus Capital Company, L.P., holder of approximately 38% of the outstanding shares of Vanstar common stock prior to the merger, by reason of its expected ownership of approximately 23.7% of the then outstanding InaCom common stock, may have a significant effect on the outcome of the vote on all matters submitted to a vote of holders of InaCom common stock.

INACOM STOCKHOLDERS MAY HAVE LESS INFLUENCE FOLLOWING THE MERGER.

    InaCom and Vanstar estimate that there will be approximately 44.8 million shares of InaCom common stock outstanding upon consummation of the merger, of which the former Vanstar stockholders will own an aggregate of 62.6% and the former InaCom stockholders will own an aggregate of 37.4%. Accordingly, the InaCom stockholders may have less influence over the management and policies of InaCom than they currently exercise.

IF RECENT REDUCTIONS IN GROSS MARGINS CONTINUE, OUR PROFITABILITY WILL BE
  ADVERSELY AFFECTED.

    Competition faced by the major vendors of computer products, particularly from direct sellers, has placed significant pressure on those vendors to find ways to reduce costs. As a result, manufacturers have been assessing the manner in which they deal with computer resellers, such as InaCom and Vanstar, and have made significant changes in fundamental aspects of their relationships with computer resellers, including those described below under "--If key vendors decrease incentive funds, our profitability will be adversely affected," "--If our vendors do not continue price protection policies or there are other unforeseen events, we may have to devalue our inventory," "--If we are unable to properly manage "build-to-order" programs, our business may be adversely affected" and "--Our business will be adversely affected if we cannot counteract future declines in gross margins." In addition, manufacturers have priced their products more aggressively, which has led to significant declines in average sales prices of computers in recent periods. As a consequence, gross margins on computer product sales have declined over the past several years.

    Compaq has recently indicated that it intends to implement a direct selling program for some of its products. As a result, Compaq's reliance on InaCom and other resellers as a primary distribution channel for its products could decrease. To the extent other manufacturers adopt a similar strategy, InaCom's business could be adversely affected.

    InaCom's future operating results after the merger will depend largely upon its ability to react appropriately to conform its delivery model to these changes in the industry by further streamlining its operations or implementing other programs that will enable it to deliver its products and services more efficiently. InaCom and Vanstar cannot provide any assurance that steps taken by InaCom to respond to these changing conditions will be successful or that manufacturers, as they respond to further industry competition, will not make additional changes that could have a material adverse effect on InaCom.

RECEIPT OF INACOM COMMON STOCK MAY BE TAXABLE IF EXPECTED TAX TREATMENT DOES NOT
  OCCUR.

    The merger is intended to be generally tax-free to the stockholders of Vanstar. If, however, the expected tax treatment does not occur, the receipt in the merger by Vanstar stockholders of InaCom common stock may be taxable. Although Vanstar and InaCom will receive opinions from their respective counsel that the merger will be treated as a reorganization (and therefore generally tax-free), such opinions are not binding on the Internal Revenue Service or the courts. See "The Merger--Material Federal Income Tax Consequences of the Merger on Vanstar Stockholders."

    THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE INACOM COMMON STOCK.

IF THE SUPPLY AGREEMENTS WITH OUR KEY VENDORS WERE MATERIALLY REVISED, NOT
  RENEWED OR TERMINATED, IT WOULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

    InaCom's business depends on its relationship with key vendors. An unanticipated interruption in one or more of the relationships could have a material adverse effect on InaCom. In 1997 InaCom derived 63.6% of its computer products revenue from Compaq, IBM and Hewlett-Packard products, and approximately 85% of its communications products and services revenues from Lucent Technologies and AT&T products. InaCom's agreements with these vendors are on a non-exclusive basis and may be terminated by the vendors on notice typically ranging from 30 to 90 days. InaCom's business relationships with the key vendors are good but a material adverse effect on InaCom's business would occur if a supply agreement with a key vendor were materially revised, were not renewed or were terminated, key computer vendors materially decreased marketing development funds paid to InaCom, or the supply of products were insufficient or interrupted.

IF KEY VENDORS DECREASE INCENTIVE FUNDS, OUR PROFITABILITY WILL BE ADVERSELY
  AFFECTED.

    InaCom's key vendors provide various incentives for promoting and marketing their product offerings. A material decrease in the level of vendor incentive funding or credits would have a material adverse effect on InaCom's business. Beginning in May 1998, funds or credits received by InaCom became primarily based on the sales of the vendor's products through the independent reseller and InaCom-owned channels rather than based upon purchases of the products from the vendors. The three major forms of vendor incentives received by InaCom are co-operative funds, market development funds and vendor rebates. The funds or credits are earned through performance of specific marketing programs or upon completion of objectives outlined by the vendors. These funds or credits from InaCom's primary vendors typically range from 1% to 5% of sales of the vendors' products by InaCom.

IF OUR VENDORS DO NOT CONTINUE CURRENT PRICE PROTECTION POLICIES OR THERE ARE
  OTHER UNFORESEEN EVENTS, WE MAY HAVE TO DEVALUE OUR INVENTORY.

    The personal computer industry is characterized by rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence. These factors can place inventory at considerable valuation risk. InaCom's information technology suppliers generally provide price protection intended to reduce the risk of inventory devaluation. However, beginning in May 1998, the major suppliers announced plans to reduce the number of days for which they will provide price protection to periods ranging from two to four weeks rather than the unlimited protection previously available and to allow product returns on average of 2% to 3% of product sales per quarter, rather than the 5% of sales per quarter previously available. If the suppliers do not continue current price protection policies or if there are unforeseen product developments, InaCom's business could be materially adversely affected.

IF WE ARE UNABLE TO PROPERLY MANAGE "BUILD-TO-ORDER" PROGRAMS, OUR BUSINESS MAY
  BE ADVERSELY AFFECTED.

    InaCom is participating in "build-to-order" programs of Compaq, IBM and Hewlett-Packard. Under each of these programs, InaCom performs the final assembly of computer products after a customer order is received. InaCom believes the build-to-order program reduces InaCom's inventory requirements and improves margins. The potential disadvantages of the build-to-order program include a decrease in the number of days of price protection available from manufacturers, and the costs and additional administrative burdens of meeting manufacturers' strict qualification standards for final assembly of computer products. The failure of InaCom to meet the manufacturers' qualification standards, or the inability of

InaCom to manage its inventory to meet customer demands and within the manufacturers' price protection limits, could have a material adverse effect on InaCom's business.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE CANNOT COUNTERACT FUTURE DECLINES
  IN GROSS MARGINS.

    Gross margins on computer product sales declined over the past several years because of computer product price reductions and intense competition. Gross margins for computer services and communications products and services may also decline as competition intensifies. InaCom has responded by reducing operating expenses as a percentage of revenue and by focusing on sales of higher margin computer services and communication products and services. A material decrease in the gross margin for computer services and communication products and services or a failure by InaCom to successfully maintain reduction of operating expenses as a percentage of revenue could have a material adverse effect on InaCom's business.

WE MUST RECRUIT AND RETAIN KEY MANAGEMENT AND TECHNICAL PERSONNEL IN ORDER TO BE
  COMPETITIVE.

    InaCom depends heavily on its senior management team. Further, InaCom faces intense competition in attracting and retaining qualified technical personnel, including systems engineers and communications specialists. InaCom's strategy for growth in the sale of computer services and communication services depends on its ability to attract and retain qualified technical personnel, including systems engineers and communications specialists. The failure to recruit and retain senior management and technical personnel could have a material adverse effect on InaCom's business.

WE MAINTAIN A SIGNIFICANT AMOUNT OF RATE-SENSITIVE WORKING CAPITAL TO FINANCE
  OUR OPERATIONS.

    InaCom borrows a significant amount of working capital to purchase inventory and to finance accounts receivable. InaCom borrows working capital through a revolving credit facility and an asset securitization program. InaCom has also raised capital through the public sale of debentures. InaCom's working capital financing is subject to interest rate increases because much of the borrowing bears a floating interest rate. In addition, such financing is subject to additional uncertainty because there is no assurance that future borrowing will be available in amounts and on terms acceptable to InaCom.

IF WE FAIL TO MANAGE OUR GROWTH, OUR PROFITABILITY MAY BE ADVERSELY AFFECTED.

    InaCom's goal is to increase the scale of its operations through internal growth and through the acquisition of other businesses. Consequently, InaCom may experience periods of rapid growth with significantly increased staffing requirements. InaCom's ability to maintain and manage its growth effectively will require it to expand its management information systems capabilities and to improve its operational and financial systems and controls. Moreover, InaCom will need to attract, train, motivate, retain and manage its senior managers, technical professionals and other employees. Any failure to expand its management information systems capabilities and its operational and financial systems and controls or to recruit appropriate additional personnel in an efficient manner at a pace consistent with any business growth InaCom may experience would have a material adverse effect on InaCom's business, financial condition and results of operations.

WE WILL HAVE SUBSTANTIAL DEBT AFTER THE VANSTAR MERGER WHICH MAY IMPAIR OUR
  ABILITY TO OBTAIN ADDITIONAL FINANCING.

    InaCom's business requires significant working capital which is currently provided through an inventory and working capital financing agreement, a revolving credit facility and the public sale of debentures. InaCom's substantial level of debt may impair InaCom's ability to obtain other financing in the future, requires a substantial portion of InaCom's cash flow from operations to pay principal and interest on its indebtedness, and may make InaCom more vulnerable to economic downturns and limit its ability to withstand competitive pressures. Immediately following the merger, InaCom expects that its debt to capital ratio will be 67% based on total debt of approximately $980,697,000 and total equity of approximately $478,700,000, in each case, as of September 26, 1998. InaCom's ability to meet its debt service obligations or to refinance its indebtedness depends on its financial and operating performance, which is subject to prevailing economic conditions and to financial, business and other factors beyond its control. See "--The merger may cause significant debt obligations to become immediately payable" above.

SIGNIFICANT CONSOLIDATION AND MANUFACTURERS SELLING DIRECT TO CONSUMERS MAY
  CAUSE COMPETITION TO INCREASE IN INTENSITY.

    The technology management services industry is highly competitive and continues to experience a significant amount of consolidation. In the future, InaCom may face fewer but larger and better financed competitors as a consequence of such consolidation. In addition, several computer manufacturers have expanded their channels of delivery, pricing and product positioning and compete with InaCom's marketing network for potential clients. To the extent that the technology services industry continues to consolidate or computer manufacturers continue to compete directly for InaCom customers, InaCom's business could be adversely affected.

FUTURE INACOM ACQUISITIONS MAY RESULT IN INCREASED DEBT AND DILUTION TO INACOM
  STOCKHOLDERS.

    InaCom acquires businesses and enters into strategic alliance relationships with resellers in selected geographic markets and service areas. Acquisitions involve a number of special risks, including integrating acquired businesses into InaCom's operation, the potential loss of key employees of acquired businesses, accurate valuation of acquired businesses, incurrence of additional debt to finance acquisitions and the financial impact of goodwill amortization. Although InaCom has no definite plans to acquire any particular business, it may issue InaCom common stock to consummate certain such acquisitions in the future which may cause dilution to current stockholders.

FAILURE OF OUR PROCUREMENT AND DELIVERY SYSTEMS COULD RESULT IN OUR FAILURE TO
  TAKE ORDERS, SHIP PRODUCTS AND REACT TO MARKET CONDITIONS.

    InaCom depends on a variety of information systems to provide it with a competitive advantage. A failure of InaCom's proprietary procurement and delivery systems or any of its other information systems could prevent InaCom from taking orders and/or shipping product and prevent clients from accessing product availability information from InaCom. Such failure could also prevent InaCom from determining appropriate product processing or the adequacy of inventory levels, and prevent InaCom from reacting to rapidly changing market conditions.

                           THE INACOM SPECIAL MEETING

DATE, TIME AND PLACE

    This document is being furnished to the holders of InaCom common stock in connection with the solicitation of proxies by the InaCom board for use at the InaCom special meeting to be held on February 17, 1999, at 10810 Farnam Drive, Omaha, Nebraska, commencing at 10:00 a.m., local time.

MATTERS TO BE CONSIDERED AT THE INACOM SPECIAL MEETING

    At the InaCom special meeting, InaCom stockholders will be asked to consider and vote upon:

    - approval of the issuance of InaCom common stock to Vanstar stockholders in the merger;

    - approval of an amendment to InaCom's certificate of incorporation to increase the number of authorized shares of InaCom common stock to 100,000,000;

    - approval of an increase of an additional 10,000,000 shares of InaCom common stock authorized for issuance under the 1997 InaCom Stock Plan; and

    - such other matters as may be properly brought before the InaCom special meeting, or any adjournment or postponement thereof.

INACOM BOARD RECOMMENDATION

    THE INACOM BOARD HAS DECLARED THAT THE AMENDMENT OF THE CERTIFICATE OF INCORPORATION IS ADVISABLE, HAS UNANIMOUSLY APPROVED THE ISSUANCE OF INACOM COMMON STOCK IN THE MERGER, THE AMENDMENT OF THE CERTIFICATE OF INCORPORATION AND THE INCREASE OF THE NUMBER SHARES OF INACOM COMMON STOCK AVAILABLE FOR ISSUANCE UNDER THE 1997 INACOM STOCK PLAN AND RECOMMENDS THAT HOLDERS OF INACOM COMMON STOCK VOTE IN FAVOR OF THE APPROVAL OF THESE PROPOSALS.

VOTE REQUIRED

    The approval of each of the issuance of InaCom common stock in the merger and the increase of the number of shares of InaCom common stock available for issuance under the 1997 InaCom Stock Plan will require the affirmative vote of the holders of a majority of the shares of InaCom common stock casting a vote on such proposals at the InaCom special meeting, provided that the total votes cast on the proposal must represent more than 50% of all shares of InaCom common stock that are entitled to vote on the proposal. The approval of the amendment of the InaCom certificate of incorporation will require the affirmative vote of the holders of a majority of the outstanding shares of InaCom common stock. Each proposal is conditioned upon approval of all other proposals. The consummation of the merger is conditioned upon the approval of the InaCom proposals by the InaCom stockholders. If any proposal is not approved, none of the proposals will be implemented.

    A broker nonvote (which occurs when a nominee holding shares for a beneficial owner does not vote on a proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner) or a failure to vote will have the effect of a vote against the amendment of the InaCom certificate of incorporation, but will have no effect on the approval of the proposals to issue InaCom common stock in the merger or to increase of the number of shares of InaCom common stock available for issuance under the 1997 InaCom Stock Plan (assuming that the total votes cast on the proposal represent more than 50% of all shares entitled to vote on the proposal). An abstention with respect to any of the proposals will have the effect of a vote against such proposal.

VOTING OF PROXIES

    All shares of InaCom common stock which are entitled to vote and are represented at the InaCom special meeting by properly executed proxies received prior to or at the InaCom special meeting, and not revoked, will be voted at the InaCom special meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted for approval of the InaCom proposals.

    If any other matters are properly presented at the InaCom special meeting for consideration, including, among other things, consideration of a motion to adjourn the InaCom special meeting to another time or place (including, without limitation, for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger), the persons named in the enclosed forms of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment. Shares voted against any of the InaCom proposals will not be voted in favor of adjournment for the purpose of the continued solicitation of proxies.

REVOCABILITY OF PROXIES

    Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

    - filing with the Secretary of InaCom, at or before the taking of the vote at the InaCom special meeting, a written notice of revocation bearing a later date than the proxy;

    - duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of InaCom before the taking of the vote at the InaCom special meeting; or

    - attending the InaCom special meeting and voting in person (although attendance at the meeting will not in and of itself constitute a revocation of a proxy).

    Any written notice of revocation or subsequent proxy should be sent to InaCom Corp., 10810 Farnam Drive, Omaha, Nebraska 68154, Attention: Secretary, or hand delivered to the Secretary of InaCom at or before the taking of the vote at the InaCom special meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

    The InaCom board has fixed the close of business on December 31, 1998 as the record date for the determination of the InaCom stockholders entitled to notice of and to vote at the InaCom special meeting. Accordingly, only InaCom stockholders of record as of the record date will be entitled to notice of and to vote at the InaCom special meeting. As of the record date, there were outstanding and entitled to vote 16,768,473 shares of InaCom common stock (constituting all of the voting stock of InaCom), which shares were held by approximately 713 holders of record. Each holder of record of shares of InaCom common stock as of the record date is entitled to cast one vote per share, which may be cast either in person or by properly executed proxy, at the InaCom special meeting.

    The presence, in person, or by properly executed proxy, of the holders of a majority of the outstanding shares of InaCom common stock entitled to vote at the InaCom special meeting is necessary to constitute a quorum at the InaCom special meeting. Shares of InaCom common stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the InaCom special meeting. Broker nonvotes and shares that are present and entitled to vote which abstain from voting as to a particular matter will be treated as shares that are present and entitled to vote at the InaCom special meeting for purposes of determining whether a quorum exists.

    As of the record date, directors and executive officers of InaCom and their affiliates may be deemed to have or share beneficial ownership of approximately 2.5% of the outstanding shares of InaCom common stock. Each of the directors and executive officers of InaCom has advised InaCom that he or she intends to vote or direct the vote of all shares of InaCom common stock over which he or she has or shares voting control for approval of the InaCom proposals. The directors of InaCom hold an aggregate of 2% of the outstanding InaCom common stock and have agreed, under voting agreements, to vote for approval of the InaCom proposals. See "Voting Agreements."

SOLICITATION OF PROXIES

    All expenses of InaCom's solicitation of proxies, including the cost of mailing this document to InaCom stockholders, will be borne by InaCom. In addition to solicitation by use of the mails, proxies may be solicited from InaCom stockholders by directors, officers and employees of InaCom in person or by telephone or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with the brokerage houses, custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and InaCom will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith. In addition, InaCom has retained Corporate Investor Communications, Inc. to assist in the solicitation of proxies by InaCom for a fee currently not expected to exceed more than $5,500, plus reasonable out-of-pocket expenses.

1999 ANNUAL MEETING OF STOCKHOLDERS OF INACOM

    Stockholder proposals intended to be presented at the next annual stockholders' meeting of InaCom were required to be received by InaCom no later than November 20, 1998 in order for such proposals to be considered for inclusion in InaCom's proxy statement relating to such meeting.

                          THE VANSTAR SPECIAL MEETING

DATE, TIME AND PLACE

    This document is being furnished to the holders of Vanstar common stock in connection with the solicitation of proxies by the Vanstar board for use at the Vanstar special meeting to be held on February 17, 1999, at 2575 Westside Parkway, Suite 500, Alpharetta, Georgia, commencing at 11:00 a.m., local time.

MATTERS TO BE CONSIDERED AT THE VANSTAR SPECIAL MEETING

    At the Vanstar special meeting, Vanstar stockholders will be asked to consider and vote upon the adoption of the merger agreement and such other matters as may be properly brought before the Vanstar special meeting, or any adjournment or postponement thereof.

VANSTAR BOARD RECOMMENDATION

    THE VANSTAR BOARD HAS DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE, HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT HOLDERS OF VANSTAR COMMON STOCK VOTE IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT.

VOTE REQUIRED

    The adoption of the merger agreement will require the affirmative vote of the holders of a majority of the shares of Vanstar common stock issued and outstanding as of the record date. A broker nonvote, a failure to vote or an abstention will have the effect of a vote against the adoption of the merger agreement. Warburg and the directors of Vanstar, holding approximately 38% and 5% respectively (or an aggregate of approximately 43%) of the outstanding voting power of Vanstar common stock have entered into voting agreements. Under those agreements, the stockholders have agreed to vote all of their Vanstar shares in favor of the adoption of the merger agreement. In addition, as of the Vanstar record date, each of the non-director executive officers of Vanstar and their affiliates, who in the aggregate beneficially own less than 1% of the outstanding shares of Vanstar common stock, has advised Vanstar that he or she intends to vote or direct the vote of all shares of Vanstar common stock over which he or she has or shares voting control for the adoption of the merger agreement. Accordingly, approval of the merger agreement by Vanstar stockholders is virtually assured. See "Voting Agreements."

VOTING OF PROXIES

    All shares of Vanstar common stock which are entitled to vote and are represented at the Vanstar special meeting by properly executed proxies received prior to or at the Vanstar special meeting, and not revoked, will be voted at the Vanstar special meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, shares will be voted for the adoption of the merger agreement.

    If a stockholder is a participant in the Vanstar Employee Stock Purchase Plan, a proxy card representing the number of shares of Vanstar common stock in such participant's plan account and voting instructions for such shares will be sent separately to such stockholder. Shares of Vanstar common stock in the Vanstar Employee Stock Purchase Plan cannot be voted unless such proxy cards are signed and returned.

    If any other matters are properly presented at the Vanstar special meeting for consideration, including, among other things, consideration of a motion to adjourn the Vanstar special meeting to another time or place (including, without limitation, for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger), the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment. Shares voted against the adoption of the merger agreement will not be voted in favor of adjournment for the purpose of the continued solicitation of proxies.

REVOCABILITY OF PROXIES

    Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

    - filing with the Secretary of Vanstar, at or before the taking of the vote at the Vanstar special meeting, a written notice of revocation bearing a later date than the proxy;

    - duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Vanstar before the taking of the vote at the Vanstar special meeting; or

    - attending the Vanstar special meeting and voting in person (although attendance at the meeting will not in and of itself constitute a revocation of a proxy).

    Any written notice of revocation or subsequent proxy should be sent to Vanstar Corporation, 2001 Westside Parkway, Suite 260, Alpharetta, Georgia 30004, Attention: H. Christopher Covington, Secretary, or hand delivered to the Secretary of Vanstar at or before the taking of the vote at the Vanstar special meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

    The Vanstar board has fixed the close of business on December 28, 1998 as the record date for the determination of the Vanstar stockholders entitled to notice of and to vote at the Vanstar special meeting. Accordingly, only Vanstar stockholders of record as of the record date will be entitled to notice of and to vote at the Vanstar special meeting. As of the record date, there were outstanding and entitled to vote 43,791,900 shares of Vanstar common stock (constituting all of the voting stock of Vanstar), which shares were held by approximately 332 holders of record. Each holder of record of shares of Vanstar common stock as of the record date is entitled to cast one vote per share, which may be cast either in person or by properly executed proxy, at the Vanstar special meeting.

    The presence, in person, or by properly executed proxy, of the holders of a majority of the outstanding shares of Vanstar common stock entitled to vote at the Vanstar special meeting is necessary to constitute a quorum. Shares of Vanstar common stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the Vanstar special meeting. Broker nonvotes and shares that are present and entitled to vote which abstain from voting as to a particular matter will be treated as shares that are present and entitled to vote at the Vanstar special meeting for purposes of determining whether a quorum exists.

SOLICITATION OF PROXIES

    All expenses of Vanstar's solicitation of proxies, including the cost of mailing this document to Vanstar stockholders, will be borne by Vanstar. In addition to solicitation by use of the mails, proxies may be solicited from Vanstar stockholders by directors, officers and employees of Vanstar in person or by telephone or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with the brokerage houses, custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and Vanstar will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

1999 ANNUAL MEETING OF STOCKHOLDERS OF VANSTAR

    Vanstar will hold the 1999 annual meeting of stockholders only if the merger is not consummated prior to the date thereof. In the event of such a meeting, any stockholder proposals intended to be presented at the meeting must be received at Vanstar's principal executive offices on or before April 9, 1999 in order to be included in Vanstar's proxy materials relating to that meeting.

                                   THE MERGER

    The description of the merger and the merger agreement contained in this document sets forth the material terms of the merger agreement, a copy of which is attached hereto as Annex A and incorporated herein by reference.

GENERAL

    The merger will become effective upon the filing of a certificate of merger with the Secretary of State of Delaware unless the certificate of merger provides for a later date of effectiveness. The filing of a certificate of merger will occur as soon as practicable following the satisfaction or waiver of the conditions set forth in the merger agreement.

    At the effective time of the merger, InaCom Acquisition, Inc., a wholly-owned subsidiary of InaCom will be merged with and into Vanstar with Vanstar continuing as the surviving corporation and a wholly-owned subsidiary of InaCom. At the effective time of the merger, each share of Vanstar common stock outstanding immediately prior to the effective time (other than shares, if any, owned by InaCom or InaCom Acquisition, Inc., which will be cancelled) will be converted into the right to receive .64 shares of InaCom common stock. Cash will be paid with respect to any fractional shares of InaCom common stock to which a Vanstar stockholder would otherwise be entitled based on the average closing price of the InaCom common stock for the ten trading days ending on the fifth trading day prior to the effective time.

BACKGROUND OF THE MERGER

    During the latter part of 1997, Vanstar's management began considering a variety of strategic alternatives to enhance stockholder value. In connection therewith, Vanstar engaged in preliminary discussions regarding a number of these alternatives with representatives of other technology services companies, financial investors and Vanstar's advisors generally. Such alternatives involved a broad range of possible transactions, including the sale, "spin-off" or outsourcing by Vanstar of one or more identifiable business segments; the creation of one or more series of publicly-traded "tracking stock;" and various other business combinations and corporate recapitalizations. However, these discussions did not give rise to any agreements providing for any material transaction.

    During April 1998, as part of its efforts to fully explore all of the strategic alternatives then available to enhance stockholder value, the Vanstar board established a Strategic Planning Committee consisting of three outside directors. This committee was empowered by the Vanstar board to review the various businesses, assets and affairs of Vanstar for purposes of considering the potential strategic business transactions available to Vanstar and to provide general guidance in this regard to the Vanstar board. The Strategic Planning Committee then selected legal counsel and, with the assistance of such counsel, retained Deutsche Morgan Grenfell ("DMG") on April 13, 1998 to, among other things, assist and advise it and the Vanstar board concerning possible sales, mergers or other business combinations involving Vanstar. Prior to such formal engagement, DMG previously consulted with Vanstar regarding the various strategic alternatives being considered by Vanstar's management. During July 1998, a large portion of DMG's technology group, including all of the representatives responsible for the work being performed on behalf of Vanstar, left DMG to join CSFB. In order to maintain continuity throughout this process, DMG, CSFB and the Strategic Planning Committee agreed that the advisory relationship with DMG should be transferred to CSFB and, as a result, Vanstar terminated its engagement with DMG and retained CSFB on July 17, 1998.

    In April and May 1998, the Strategic Planning Committee, CSFB and Vanstar management identified a list of leading candidates which included companies with current operations in, as well as firms with the financial wherewithal and interest to invest in, the technology product and services industry to determine if any of these companies might have an interest in engaging in one or more of the strategic alternatives being considered by Vanstar. During this same time frame, Vanstar management and CSFB compiled a confidential descriptive memorandum regarding Vanstar, its current business and prospects. Thereafter, Vanstar management and CSFB representatives held a number of informal discussions and meetings with the identified parties to assess the feasibility of effecting the various strategic alternatives under consideration and to ascertain the potential level of interest of such parties in pursuing one or more of these alternatives. In addition, CSFB and Vanstar management pursued discussions with certain other parties not previously identified to the extent that such parties subsequently made it known to CSFB or Vanstar management that they had an interest in pursuing one or more of the alternatives under consideration. In each case, the interested parties executed a customary form of confidentiality agreement, including customary "standstill" arrangements, and were provided with public and non-public information from which to commence their due diligence review. In a number of cases, the potential acquiror sent representatives to Vanstar's executive offices in Atlanta, Georgia, to meet with Vanstar management and review supplemental information concerning Vanstar and its businesses.

    InaCom's strategy has included the acquisition of businesses which enhance its service capabilities. This strategy resulted in the acquisition of ten businesses during the two years prior to June 1998. InaCom's management publicly stated its belief that industry trends, including the build-to-order distribution model, would result in further consolidation in the highly fragmented technology management services industry. The InaCom strategy included the use of its experience in integrating acquired businesses to take advantage of strategic acquisition opportunities.

    Pursuant to this strategy, InaCom in June 1998 engaged the services of Gregory & Hoenemeyer, Inc. ("G&H") to assist InaCom in seeking strategic acquisitions in the technology services industry. W. Grant Gregory, a director of InaCom, is a principal of G&H. On July 15, 1998, Vanstar issued a press release which stated in part that Vanstar "has been working closely with its investment bankers to evaluate the full range of options available to the company for increasing shareholder value . . .[which] could include the realignment or separation of the company's business units, the merger or sale of the company, or the disposition of certain of its assets." Following discussions with Bill L. Fairfield, InaCom's Chief Executive Officer, on July 16, 1998 G&H sent a letter to William Janeway, a Managing Director of Warburg and a member of the Vanstar board. The letter expressed InaCom's interest in exploring alternatives to maximize InaCom and Vanstar stockholder value.

    Following discussions among Mr. Fairfield, Mr. Tauscher (Vanstar's Chief Executive Officer), Mr. Janeway and Mr. Gregory of G&H, InaCom and Vanstar entered into a confidentiality agreement on July 24, 1998 which provided for a mutual exchange of certain confidential information regarding InaCom and Vanstar. Following the execution of the confidentiality agreement, Vanstar provided InaCom with the same preliminary information provided to certain other interested parties and InaCom provided Vanstar with similar materials. Additionally, at this time, InaCom and Vanstar began to discuss the possibility that InaCom would acquire Vanstar through a stock-for-stock merger between Vanstar and a wholly owned subsidiary of InaCom.

    At a series of meetings occurring throughout July and August, 1998, the Vanstar Strategic Planning Committee met to discus the strategic alternatives then available to Vanstar, the benefits and risks associated with each alternative and the status of the due diligence investigations being conducted by multiple interested parties. In addition, the full Vanstar board also met periodically to discuss each of these matters and to assess Vanstar's prospects for growth as an independent company. Detailed presentations were made by CSFB concerning Vanstar's strategic options, by Vanstar's legal advisors regarding relevant legal considerations and by Vanstar's independent auditors as to specific tax and accounting issues deemed relevant by the Vanstar board. By early August 1998, a number of companies, including InaCom, had expressed an interest in conducting further due diligence on Vanstar. In order to facilitate the process, the Strategic Planning Committee then authorized CSFB to solicit from the remaining interested parties written indications of interest to ascertain the degree and level of interest held by such parties with respect to pursuing one or more of the alternatives available to Vanstar.

    Between August 17 and August 24, 1998, Vanstar received preliminary indications of interest in writing from InaCom and six other interested parties. Subsequently, in the middle of September 1998, Vanstar received an eighth indication of interest (together with the other parties that expressed an interest, other than InaCom, the "Other Bidders") which Vanstar also agreed to consider. Certain of these proposals involved the purchase of less than all of the assets of Vanstar or were dependent upon a tri-party transaction to be effective, or involved multiple parties with one or more steps. More importantly, each of the proposals made by the Other Bidders contained significant contingencies and/or other terms that Vanstar and its advisors believed to constitute significant obstacles to the consummation of a favorable transaction. The Vanstar board was briefed on the terms of each proposal made by the Other Bidders and authorized management to continue discussions with each of the Other Bidders and InaCom on parallel tracks.

    On August 11, 1998, the InaCom board met to review information received with respect to a proposed transaction with Vanstar and to hear reports from management on the matter. The InaCom board authorized management to submit a nonbinding indication of interest to the Vanstar board. InaCom sent letters to the Vanstar board on August 17, 1998 and August 23, 1998 expressing InaCom's interest in a tax-free merger of the two companies to be accounted for as a pooling of interests. The August 23, 1998 letter expressed InaCom's view that "the combination of our two companies would create a clear leadership position in our industry and that our proposal combined with a well managed business plan will deliver the maximum value to Vanstar stockholders."

    At a Vanstar board meeting held on August 24, 1998 at Warburg's offices in New York, Mr. Fairfield and certain other senior managers of InaCom made a presentation to the Vanstar board in which InaCom management presented a preliminary proposal for the merger of Vanstar and InaCom and a preliminary analysis of the integration and corporate governance issues resulting therefrom. CSFB also attended this meeting. After the meeting with InaCom's management, the Vanstar board held a private meeting to discuss again the various alternatives available to Vanstar. During this meeting, CSFB outlined the basic terms of the proposed transaction for the Vanstar board. At the conclusion of this meeting, the Vanstar board determined that management should continue to engage in discussions with the Other Bidders considered to have the most favorable overall proposals despite the board's belief that significant questions existed with respect to each such proposal. At the same time, the Vanstar board determined that management should focus more effort on negotiating the terms and defining the parameters of a transaction with InaCom. As a result, the respective due diligence efforts of each of InaCom and Vanstar began in earnest after this meeting. The Vanstar board and the Strategic Planning Committee held a number of meetings, separately and together, during September 1998 to review the progress of the various parties, including, specifically, InaCom.

    On August 27, 1998, the InaCom board met and received a report from management on the status of negotiations. The InaCom board also received a report from J.P. Morgan, which firm InaCom engaged to assist in connection with the merger negotiations and to render a fairness opinion to InaCom in connection with any transaction with Vanstar. The J.P. Morgan report summarized price, valuation and structure considerations for a potential transaction with Vanstar. The InaCom board met again on September 8, 1998 and received reports from management, together with InaCom's legal and accounting advisors, as well as its investment bankers, concerning the status of the due diligence investigations being conducted with both companies, the potential synergies achievable in connection with a merger, and a description of the basic terms being negotiated with respect to the merger.

    Between August 27, 1998 and September 18, 1998, various officers of InaCom and Vanstar, including their respective chief executive officers and chief financial officers, as well as their respective legal, financial and investment banking advisors, conducted due diligence reviews and entered into extensive discussions at numerous meetings with respect to the form, accounting treatment and appropriate exchange ratio for a potential business combination.

    On September 18, 1998, the InaCom board met and received extensive reports from its legal, accounting and investment banking representatives concerning the terms and structure of a proposed merger with Vanstar. The board reviewed a draft of a proposed merger agreement, received a valuation summary from J.P. Morgan, and discussed amendments which would be necessary in InaCom's certificate of incorporation and 1997 InaCom Stock Plan in connection with the proposed transaction. The InaCom board was advised by management that the parties had not been able to reach agreement with respect to the exchange ratio, Vanstar's representation on InaCom's board, certain other terms of the merger agreement, and certain provisions relating to Vanstar's employee benefit plans. The InaCom board directed InaCom management to continue negotiations with Vanstar.

    Between September 18, 1998 and October 6, 1998, management and representatives of InaCom and Vanstar continued due diligence reviews and continued extensive discussions with respect to the terms of a merger agreement. The InaCom board met on September 20 and September 23 to review the progress of the negotiations and to discuss the terms of the proposed transaction on which the parties had not reached agreement.

    On October 2, 4 and 6, 1998, the Vanstar board met telephonically to discuss the status of the proposed transaction with InaCom. Throughout this series of meetings, Vanstar's senior management, the Strategic Planning Committee and its counsel, CSFB and Arter & Hadden LLP, counsel to Vanstar, each discussed various key issues concerning the proposed transaction with the Vanstar board. Specifically, the Strategic Planning Committee discussed the possible alternatives to the proposed InaCom transaction, representatives of CSFB presented an analysis of the financial terms of the proposed transaction, and representatives from Vanstar's legal advisors outlined the terms of the merger agreement and the Vanstar board's legal duties and responsibilities. Ernst & Young LLP, Vanstar's independent auditors, also participated in portions of these meetings. The Vanstar board reviewed and considered, among other things, the following matters:

    - a tentative fixed exchange ratio;

    - the synergistic benefits expected to be derived from the merger and the business reasons in support of those benefits;

    - industry trends and marketplace expectations involving technology services companies;

    - the regulatory review process and its anticipated requirements and timing;

    - the principal terms of the draft merger agreement; and

    - the likelihood of receiving a proposal from one or more of the Other Bidders or another third party that would be superior to the merger agreement then being negotiated.

The Vanstar board also reviewed Vanstar's own prospects for growth as an independent company. At the conclusion of the meeting on October 6, 1998, the Vanstar board tentatively approved the transaction as then proposed by InaCom, provided that certain open matters be resolved to the satisfaction of management and the Vanstar board. Accordingly, the Vanstar board authorized management to continue negotiating with InaCom and determined that the board would convene again upon resolution of such matters to consider further the possible transaction with InaCom. The parties continued to negotiate and on October 8, the negotiators for each company reached an agreement which they were prepared to present to their respective boards of directors. As of close of business on October 8, 1998, Vanstar was still considering proposals from two Other Bidders, each of which Vanstar believed to constitute a serious proposal. However, neither of such Other Bidders had submitted a firm written offer by such date and neither Vanstar's management nor CSFB believed, based on their continuing discussions with such parties, that any offer likely to be made by either of the Other Bidders would be sufficiently firm or attractive to the stockholders of Vanstar to forego or jeopardize the transaction with InaCom.

    On October 6, 1998, the InaCom board met to consider and formally act upon the proposed merger transaction with Vanstar. At this meeting, J.P. Morgan and InaCom's legal counsel provided an update on the status of negotiations with Vanstar with respect to the merger agreement and related transactions. The proposed transaction with Vanstar was reviewed in detail. The presentations and discussions at the meeting were wide-ranging and detailed and included, among other things:

    - a presentation by InaCom management regarding events since the September 18 meeting of the InaCom board;

    - a description by InaCom's legal counsel of the material terms of the merger agreement, reciprocal stock option agreements, voting agreements, registration rights agreements, and certain Vanstar employee benefit agreements;

    - a presentation by InaCom's legal counsel regarding the fiduciary duties of InaCom directors; and

    - a presentation by J.P. Morgan regarding the fairness, from a financial point of view, to InaCom of the consideration to be paid by InaCom in the merger.

    Following further discussions by the InaCom board and senior management, the InaCom board unanimously approved (and, with respect to the proposed amendment of InaCom's certificate of incorporation, declared advisable):

    - the merger agreement and the merger;

    - the voting agreements, the stock option agreements and the registration rights agreement;

    - an amendment to InaCom's certificate of incorporation increasing InaCom's authorized common stock to 100,000,000 shares;

    - an increase of an additional 10,000,000 shares of InaCom common stock authorized under InaCom's 1997 Stock Plan; and

    - documents and transactions in connection with such matters.

    The InaCom board further expressed its intention to meet via teleconference if the merger terms approved by the board were not accepted by Vanstar and substantive changes to such terms were proposed by Vanstar.

    Senior management of InaCom and Vanstar and the legal, accounting and investment banking representatives of InaCom and Vanstar conducted further discussions concerning the merger agreement on October 7 and 8, 1998. Those discussions resulted in agreement on all of the material terms of the merger as previously approved by InaCom's board, with the exception that Vanstar's representation on InaCom's board would be increased from three members to four members. InaCom's board acted by written consent on October 8, 1998 to approve, upon consummation of the merger, an increase in the size of the InaCom board to 13.

    On October 8, 1998, the board of directors of Vanstar met to review the proposed transaction with InaCom and the final terms of the merger agreement. Copies of the merger agreement had been provided to each of the members of the board of directors prior to the meeting. During this meeting, CSFB delivered its opinion that, as of such date and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the exchange ratio pursuant to the merger agreement was fair to the stockholders of Vanstar, other than InaCom and InaCom Acquisition, Inc., from a financial point of view. After discussing and considering the terms of the proposed transaction, the Vanstar board unanimously voted to approve the merger and adopt the merger agreement. See "--Vanstar's Reasons for the Merger" and "--Opinion of Credit Suisse First Boston" below.

    The merger agreement and related documents were executed and delivered by the parties during the evening of October 8, 1998. On October 9, 1998, InaCom and Vanstar issued a joint press release publicly announcing the merger.

INACOM'S REASONS FOR THE MERGER

    InaCom believes that the strategic fit and strengths of InaCom and Vanstar will enhance InaCom's competitive position as a leading technology services company, offer potential cost savings and opportunities for other synergies and provide a platform for continued growth, both internally and through further acquisitions. In reaching its determination, the InaCom board consulted with management, as well as its advisors, and considered various factors, including:

        (1) the business, assets, management, competitive position and prospects of InaCom and Vanstar, including the analysis, judgment and advice of InaCom's management with respect thereto, the possible synergies available through a combination of InaCom and Vanstar, and the likely strong competitive position of the combined entity;

        (2) the financial condition, cash flows and results of operations of InaCom and Vanstar, both on a historical and a prospective basis, and the expectation that the merger would be accretive to earnings per share by the end of 1999;

        (3) Vanstar's strong position in the information technology services business and the benefits to InaCom in acquiring such services expertise to complement its own significant services business;

        (4) the significant potential enhancement of the strategic and market position of the combined entity beyond that achievable by InaCom alone;

        (5) the opportunity to achieve a larger and more stable platform to continue to make strategic acquisitions;

        (6) historical market prices and trading information with respect to InaCom common stock and Vanstar common stock and the exchange ratio to be used as a basis for converting Vanstar common stock into the right to receive InaCom common stock, which suggested that a combination of InaCom and Vanstar had the potential to provide higher stock trading multiples than would be applicable to InaCom alone;

        (7) the terms and conditions of the merger agreement, including the form and amount of consideration and that the number of shares of InaCom common stock to be issued was based on a fixed per share ratio;

        (8) detailed financial analyses and presentations of J.P. Morgan, InaCom's financial advisor, in connection with the merger, and its opinion to the InaCom board that, subject to the various considerations set forth therein, the consideration to be paid by InaCom in the merger is fair, from a financial point of view, to InaCom;

        (9) the intended treatment of the merger as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code") and the condition to InaCom's obligation under the merger agreement that InaCom receive a legal opinion as to the tax-free nature of the merger; and

        (10) the intended treatment of the merger as a "pooling of interests" for financial reporting and accounting purposes and the condition to InaCom's obligation under the merger agreement that InaCom receive a letter from its independent auditor stating that the merger will qualify as a "pooling of interests" transaction under Accounting Principles Board Opinion No. 16.

    The foregoing discussion of the factors considered by the InaCom board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the merger, the InaCom board did not quantify or assign any relative weights to the factors considered in reaching its determination, although its individual members may have given different weights to different factors.

    The InaCom board also considered the following potentially negative factors in its deliberations concerning the merger:

        (1) the risk in successfully integrating a company of Vanstar's size and achieving the expected synergies so that the merger will be accretive to earnings per share by the end of 1999;

        (2) the amount of debt assumed by InaCom in the merger and the potential negative impact on InaCom's current sources of working capital;

        (3) the triggering of the change in control provisions of the 4.50% debentures, 6% debentures and other debt agreements, which if exercised by the holders, would require InaCom to repay such debt;

        (4) the significant costs involved in connection with consummating the merger, the substantial management time and effort required to effectuate the merger and integrate the businesses of Vanstar and InaCom and the potential disruption to InaCom's operations; and

        (5) the potential obligation of InaCom to pay a termination fee and reimburse certain expenses to Vanstar under certain circumstances if the merger is not consummated.

    The InaCom board did not believe that the negative factors were sufficient, either individually or collectively, to outweigh the potential advantages of the merger.

VANSTAR'S REASONS FOR THE MERGER

    The Vanstar board believes that the merger offers Vanstar and its stockholders an opportunity to create a combined organization that will be a leader in the technology services industry. The Vanstar board has unanimously approved and declared advisable the merger and the merger agreement, has unanimously determined that the merger is fair to and in the best interests of Vanstar and its stockholders and unanimously recommends that holders of shares of Vanstar common stock vote FOR approval and adoption of the merger agreement.

    At the meetings held on October 2, 4, 6 and 8, 1998, the Vanstar board, with the assistance of CSFB and its legal advisors, considered and discussed the terms of the merger and reviewed various business, financial and legal considerations relating thereto. In reaching its decision to approve and declare advisable the merger and the merger agreement and to recommend that Vanstar stockholders vote to adopt the merger agreement, the Vanstar board considered, among other things, the following factors:

        (1) the opportunity to create a significantly larger technology services company, which the Vanstar board believes better positions the combined company to deal with vendors and customers, secure product and otherwise adapt to changing market conditions;

        (2) the opportunity for Vanstar stockholders to receive InaCom common stock for shares of Vanstar common stock in a tax-free exchange valued at a premium of 25.1% and 80.1% over the ratio of the price of Vanstar common stock and InaCom common stock on September 9 and September 29, 1998, respectively;

        (3) information with respect to the financial condition, results of operations, business and growth prospects of Vanstar and InaCom, on both a historical and an estimated prospective basis, and current industry, economic and market conditions, including the financial analyses and presentations of CSFB, all of which tended to suggest that the combined company could compete more effectively than could Vanstar individually;

        (4) the challenges facing the industry as manufacturers, resellers and distributors make sweeping changes in distribution to compete more effectively with direct sellers;

        (5) the historical market prices and recent trading patterns of Vanstar common stock and InaCom common stock which suggested that a combination of InaCom and Vanstar had the potential to provide higher stock trading multiples than would be applicable to Vanstar alone;

        (6) the opportunity for Vanstar stockholders to participate, as holders of InaCom common stock, in a combined enterprise which will have greater financial, technical and marketing resources and is expected to produce a stronger competitor in the technology services industry than would Vanstar on a stand-alone basis;

        (7) the compatibility of the businesses of InaCom and Vanstar, which would provide the holders of Vanstar common stock with a significant continuing interest in the technology services industry and would continue to provide career opportunities and employment for many of the employees of Vanstar;

        (8) the potential for operational and financial synergies as a result of the integration of the resources of the two companies;

        (9) the opinion of CSFB to the Vanstar board on October 8, 1998 to the effect that, as of such date, the exchange ratio pursuant to the merger agreement was fair to the stockholders of Vanstar, other than InaCom and InaCom Acquisition, Inc. from a financial point of view;

        (10) the structure of the transaction and the terms of the merger agreement, including the terms of the merger agreement that permit the Vanstar board, in the exercise of its fiduciary duties and subject to certain conditions, to respond to inquiries from, to provide information to and to negotiate with, a third party making an unsolicited proposal to acquire Vanstar and to terminate the merger agreement if the Vanstar board determines to recommend an alternative business combination transaction;

        (11) the improbability that an alternative proposal made by the remaining Other Bidders would yield a superior value to Vanstar stockholders; and

        (12) the anticipated prospects for Vanstar as an independent company.

    The foregoing discussion of the information and factors considered and given weight by the Vanstar board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, the Vanstar board found that each of the foregoing factors supported its recommendation and conclusions and the board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Vanstar board may have given different weights to different factors. For a discussion of the interests of certain members of Vanstar's management and Vanstar's board of directors in the merger, see "--Interests of Certain Persons in the Merger."

RECOMMENDATION OF THE INACOM BOARD OF DIRECTORS

    The InaCom board has unanimously approved the InaCom proposals, has declared that the amendment of InaCom's certificate of incorporation is advisable and unanimously recommends that the InaCom stockholders vote FOR the approval of the InaCom proposals. The InaCom board believes that the merger and the transactions proposed in order to effectuate the merger are in the best interests of the InaCom stockholders.

RECOMMENDATION OF THE VANSTAR BOARD OF DIRECTORS

    The Vanstar board has unanimously approved and adopted the merger and the merger agreement, has declared that the merger agreement is advisable and unanimously recommends that the Vanstar stockholders vote FOR the adoption of the merger agreement. The Vanstar board believes that the merger is in the best interests of the Vanstar stockholders.

OPINION OF J.P. MORGAN

    Pursuant to an engagement letter dated September 18, 1998, InaCom retained J.P. Morgan as its financial advisor and to deliver a fairness opinion in connection with the merger.

    At the meeting of the InaCom board on October 6, 1998, J.P. Morgan rendered its oral opinion to the board of directors of InaCom that, as of such date, the consideration to be paid by InaCom in the merger was fair from a financial point of view to InaCom. J.P. Morgan has also delivered a written opinion to InaCom's board, dated October 8, 1998, confirming its oral opinion. No limitations were imposed by the InaCom board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

    THE FULL TEXT OF THE WRITTEN OPINION OF J.P. MORGAN DATED OCTOBER 8, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX B TO THIS DOCUMENT AND IS INCORPORATED HEREIN BY REFERENCE. THE INACOM STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. J.P. MORGAN'S WRITTEN OPINION IS ADDRESSED TO THE BOARD OF DIRECTORS OF INACOM, IS DIRECTED ONLY TO THE CONSIDERATION TO BE PAID IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF INACOM AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE INACOM SPECIAL MEETING. THE SUMMARY OF THE OPINION OF J.P. MORGAN SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

    In arriving at its opinion, J.P. Morgan reviewed, among other things:

(1) the merger agreement;

(2) the audited financial statements of InaCom for the fiscal year ended December 27, 1997 and of Vanstar for the fiscal year ended April 30, 1998;

(3) the unaudited financial statements of InaCom for the period ended June 27, 1998 and of Vanstar for the period ended July 31, 1998;

(4) current and historical market prices of InaCom's common stock and Vanstar's common stock;

(5) certain publicly available information concerning the business of Vanstar and of certain other companies engaged in businesses comparable to those of Vanstar;

(6) the reported market prices for certain other companies' securities deemed comparable;

(7) publicly available terms of certain transactions involving companies comparable to Vanstar and the consideration paid for such companies;

(8) the terms of other business combinations deemed relevant by J.P. Morgan;

(9) certain internal financial analyses and forecasts prepared by InaCom and Vanstar and their respective managements; and

(10) certain agreements with respect to outstanding indebtedness or obligations of InaCom and Vanstar.

    J.P. Morgan also held discussions with certain members of the management of InaCom and Vanstar with respect to certain aspects of the merger, the past and current business operations of InaCom and Vanstar, the financial condition and future prospects and operations of InaCom and Vanstar, and certain other matters believed necessary or appropriate to J.P. Morgan's inquiry. In addition, J.P. Morgan reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

    J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by InaCom and Vanstar or otherwise reviewed by J.P. Morgan, and J.P. Morgan has not assumed any responsibility or liability therefor. J.P. Morgan has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to J.P. Morgan. In relying on financial analyses and forecasts provided to J.P. Morgan, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of InaCom and Vanstar to which such analyses or forecasts relate. J.P. Morgan has also assumed that the merger will have the tax consequences described in this document, and that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement and this document.

    The projections furnished to J.P. Morgan for InaCom and Vanstar were prepared by the respective managements of each company. Neither InaCom nor Vanstar publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

    J.P. Morgan's opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect the written opinion dated October 8, 1998, and J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan expressed no opinion as to the price at which InaCom's common stock will trade at any future time.

    In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

    PUBLIC TRADING MULTIPLES. Using publicly available information, J.P. Morgan compared selected financial data of Vanstar with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Vanstar. The companies selected by J.P. Morgan were:

    - CHS Electronics, Inc.

    - CompuCom Systems, Inc.

    - InaCom Corp.

    - Ingram Micro, Inc.

    - Merisel, Inc.

    - MicroAge, Inc.

    - Tech Data Corp.

These companies were selected, among other reasons, because each serves principally the market for computer products and services. For each comparable company, publicly available financial performance through the twelve months ended June 30, 1998 (except for Tech Data Corp. and Microage, Inc., whose financial performance was publicly available through July 31, 1998) was measured. J.P. Morgan divided the selected public companies into two subsets:
"Mid-cap peers" (Ingram Micro, Inc. and Tech Data Corp.) and "Small-cap peers" (CHS Electronics, Inc. CompuCom Systems, Inc., InaCom, Merisel, Inc. and MicroAge, Inc.). J.P. Morgan selected the median value among the Mid-cap peers for each of the following as a multiple of aggregate firm value (equity plus net debt): sales; earnings before interest and taxes ("EBIT"); earnings before interest, taxes, depreciation and amortization ("EBITDA") and consensus research analysts' calendar year 1999 earnings-per-share estimates, as reported by First Call. These multiples were then applied to Vanstar's sales, EBIT, EBITDA, consensus research analysts' calendar year 1999 estimates, and "internal" calendar year 1999 estimates, yielding implied trading values for Vanstar's common stock of approximately $6 to $19 per share. J.P. Morgan selected the median value among the Small-cap peers for each of the following as a multiple of aggregate firm value (equity plus net debt): EBIT and consensus research analysts' calendar year 1999 earnings-per-share estimates, as reported by First Call. Sales and EBITDA were not used because the implied values were not meaningful based on Vanstar's financial performance for the twelve months ended July 31, 1998. These multiples were then applied to Vanstar's EBIT, consensus research analysts' calendar year 1999 estimates, and "internal" calendar year 1999 estimates, yielding implied trading values for Vanstar's common stock of approximately $5 to $7 per share. First Call is a financial data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors.

    SELECTED TRANSACTION ANALYSIS. Using publicly available information, J.P. Morgan examined selected transactions with respect to the computer distributor/reseller and the computer services industries. Specifically, J.P. Morgan reviewed the following transactions in the computer distributor/reseller industry:

                       ACQUIROR                                                   TARGET
-------------------------------------------------------  ---------------------------------------------------------
Tech Data Corp.........................................  Computer 2000 AG
Tech Data Corp.........................................  Macrotron AG
CompuCom Systems Inc...................................  Computer Integration Corporation
CHS Electronics, Inc...................................  Santech Micro Group ASA
CHS Electronics, Inc...................................  Karma International SA
CHS Electronics, Inc...................................  Frank & Walter GmbH
CHS Electronics, Inc...................................  Merisel Inc.'s European and Latin American assets
GE Capital Services....................................  Ameridata Technologies

J.P. Morgan also reviewed the following transactions in the computer services industry:

                       ACQUIROR                                                   TARGET
-------------------------------------------------------  ---------------------------------------------------------
Keane Inc..............................................  Bricker & Associates
Complete Business Solutions Inc........................  Claremont Technology Group
Cambridge Technology Partners Inc......................  Peter Chadwick Holdings Ltd.
TRW Inc................................................  BDM International
Affiliated Computer Services Inc.......................  Computer Data Systems Inc.
Registry Inc...........................................  Renaissance Solutions Inc.
Northrop Grumman Corp..................................  Logicon Inc.
Axime SA...............................................  Sligos SA
Great Universal Stores PLC.............................  Experian Inc.
Computer Services Corp.................................  The Continuum Company, Inc.
Amdahl Corp............................................  TRECOM Business Systems
Amdahl Corp............................................  DMR Group Inc.
Medaphis Corp..........................................  BSG Corp.
The Continuum Company, Inc.............................  Hogan Systems
Electronic Data Systems Corp...........................  A.T. Kearney
MCI Communications Corp................................  SHL Systemhouse Inc.

    J.P. Morgan applied a range of multiples derived from such computer distributor/reseller transactions and computer services transactions to Vanstar's Product Services' EBIT and EBITDA and Professional Services' EBIT and EBITDA, respectively, and arrived at an estimated range of equity values for Vanstar's common stock of between $10 and $11 per share.

    DISCOUNTED CASH FLOW ANALYSIS. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Vanstar's common stock. J.P. Morgan calculated the unlevered free cash flows that Vanstar is expected to generate during fiscal years 1999 through 2001 based upon financial projections prepared by the management of Vanstar through the years ended 2001 and upon management projections adjusted by InaCom and J.P. Morgan to reflect loss of revenues during the 3-year period. J.P. Morgan also calculated a range of terminal asset values of Vanstar at the end of the 3-year period ending April 2001 by applying an EBITDA multiple ranging from 7.5x to 8.5x to the EBITDA of Vanstar during the final year of the 3-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 11% to 12%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Vanstar. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for Vanstar's estimated calendar year 1998 year-end excess cash and total debt. Based on the adjusted management projections and a range of discount rates from 11% to 12%, the discounted cash flow analysis indicated a range of equity values of between $18 and $22 per share for Vanstar common stock on a stand-alone basis (I.E., without synergies).

    J.P. Morgan compared the implied ranges of equity values derived from its public trading multiples analysis, selected transaction analysis, and discounted cash flow analysis of Vanstar against the $10.76 share consideration to be paid by InaCom based on the exchange ratio as of October 8, 1998.

                                                                                                 CONSIDERATION
                                                                                                 TO BE PAID BY
                                                                                                    INACOM
                                                                            IMPLIED TRADING      BASED ON THE
                                                                               VALUE FOR        EXCHANGE RATIO
                                                                                VANSTAR        AS OF OCTOBER 8,
VALUATION METHOD                                                              COMMON STOCK           1998
--------------------------------------------------------------------------  ----------------  -------------------
PUBLIC TRADING MULTIPLES ANALYSIS
  Small-cap peers
  EBIT....................................................................           $5.01         $   10.76
  Calendar Year 1999 consensus EPS estimates..............................            5.91             10.76
  Calendar Year 1999 "internal" EPS estimates.............................            6.59             10.76

  Mid-cap peers
  Sales...................................................................           $5.99    $         10.76
  EBIT....................................................................           12.77              10.76
  EBITDA..................................................................           19.04              10.76
  Calendar Year 1999 consensus EPS estimates..............................           17.07              10.76
  Calendar Year 1999 "internal" EPS estimates.............................           19.04              10.76

SELECTED TRANSACTION ANALYSIS
  EBIT....................................................................          $10.20    $         10.76
  EBITDA..................................................................           11.18              10.76

DISCOUNTED CASH FLOW ANALYSIS                                               $     18 - $22    $         10.76

    COMPARATIVE STOCK PRICE PERFORMANCE. J.P. Morgan reviewed the recent stock market performance of InaCom and Vanstar, reviewed the ratios of Vanstar's common stock prices to InaCom's common stock prices over various periods ending September 16, 1998, and computed the premium of the exchange ratio in relation to these ratios.

                                                                             RATIO OF VANSTAR          PREMIUM OF
                                                                                 TO INACOM           EXCHANGE RATIO
PERIOD ENDING SEPTEMBER 16, 1998                                               STOCK PRICES      OVER STOCK PRICE RATIO
--------------------------------------------------------------------------  -------------------  -----------------------
Since March 11, 1996 (Vanstar's IPO)......................................            0.52                    23%
Prior 2 years.............................................................            0.43                     50
Prior 12 months...........................................................            0.43                     50
Prior 6 months............................................................            0.41                     54
Prior 30 trading days.....................................................            0.37                     72
At September 16, 1998.....................................................            0.54                     19

    The summary set forth above does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. J.P. Morgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which J.P. Morgan based its analyses are set forth above under the description of each such analysis. J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

    As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise InaCom with respect to the merger and deliver a fairness opinion on the basis of such experience and its familiarity with InaCom.

    For services rendered in connection with the merger and the delivery of its opinion, InaCom has agreed to pay J.P. Morgan fees of (1) $500,000, payable upon announcement of the merger, (2) .15% of the anticipated Transaction Value (as defined below), payable upon delivery of its opinion, and (3) .48% of the Transaction Value, payable upon consummation of the merger. Transaction Value is defined as the aggregate amount of consideration received by Vanstar and/or its stockholders in the merger. In addition, InaCom has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities.

    J.P. Morgan and its affiliates maintain banking and other business relationships with InaCom and its affiliates, for which it receives customary fees. In the ordinary course of their businesses, affiliates of J.P. Morgan may actively trade the debt and equity securities of InaCom or Vanstar for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

    J.P. Morgan consented to the use of its opinion letter dated October 8, 1998 attached as Annex B to this document and the references to such opinion in this document. In giving such consent, J.P. Morgan did not admit that it came within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder, nor did J.P. Morgan admit that it is an expert with respect to any part of this registration statement within the meaning of the term "experts" as used in the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

OPINION OF CREDIT SUISSE FIRST BOSTON

    Vanstar retained CSFB to act as its exclusive financial advisor in connection with the merger. CSFB was selected by Vanstar's board of directors to act as Vanstar's financial advisor based on CSFB's qualifications, expertise and reputation, as well as CSFB's investment banking relationship and familiarity with Vanstar.

    On October 8, 1998, the board of directors of Vanstar met to review the proposed transaction with InaCom and the final terms of the merger agreement. During this meeting, CSFB rendered its oral opinion, subsequently confirmed in writing on October 8, 1998 (the "CSFB Opinion"), that, as of that date, based upon and subject to the various considerations set forth in the CSFB Opinion, the exchange ratio pursuant to the merger agreement was fair to Vanstar stockholders, other than InaCom and InaCom

Acquisition, Inc., from a financial point of view. After discussing and considering the terms of the proposed transaction, the Vanstar board unanimously voted to approve the merger and adopt the merger agreement.

    THE FULL TEXT OF THE CSFB OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY CSFB IN RENDERING THE CSFB OPINION, IS ATTACHED AS ANNEX C TO THIS DOCUMENT AND INCORPORATED HEREIN BY REFERENCE. VANSTAR STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE CSFB OPINION CAREFULLY AND IN ITS ENTIRETY. THE CSFB OPINION ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO TO THE VANSTAR STOCKHOLDERS, OTHER THAN INACOM AND INACOM ACQUISITION, INC., FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF THE CSFB OPINION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE VANSTAR SPECIAL MEETING. THE SUMMARY OF THE CSFB OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE CSFB OPINION.

    In arriving at its opinion, CSFB reviewed certain publicly available business and financial information relating to Vanstar and InaCom. CSFB also reviewed certain other information, including internal financial statements, financial forecasts and other financial and operating data, provided to it by Vanstar and InaCom and met with Vanstar's and InaCom's managements to discuss the business and prospects of Vanstar and InaCom. CSFB also relied upon the views of Vanstar's and InaCom's managements concerning the business, operational and strategic benefits and implications of the merger, including financial forecasts provided to CSFB by Vanstar and InaCom relating to the synergistic values and operating cost savings to be achieved, as well as potential revenue loss and associated profit loss which may be incurred, through the combination of operations of Vanstar and InaCom.

    CSFB also considered certain financial and stock market data of Vanstar and InaCom, and CSFB compared such financial and stock market data with similar data for other publicly held companies in businesses it deemed similar to those of Vanstar and InaCom, respectively. CSFB considered the financial terms, to the extent publicly available, of certain other business combinations and other transactions which had recently been effected. CSFB also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as it deemed relevant.

    In connection with its review, CSFB did not assume any responsibility for independent verification of any of the foregoing information and relied on its being complete and accurate in all material respects. With respect to the financial forecasts, CSFB assumed that they had been reasonably prepared on bases reflecting the best available estimates at such time and judgments of Vanstar's and InaCom's managements as to the future financial performance of Vanstar and InaCom. Specifically, for purposes of its opinion, CSFB relied upon, without independent verification, the assessment by Vanstar's and InaCom's managements of the cost savings, synergies, and other strategic benefits or issues expected to be derived or to result from the merger. In addition, CSFB did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Vanstar or InaCom, nor was CSFB furnished with any such evaluations or appraisals. The CSFB Opinion is necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the CSFB Opinion.

    In preparing its opinion, CSFB performed a variety of financial and comparative analyses. The following is a summary of the material analyses performed by CSFB in connection with the preparation of the CSFB Opinion and reviewed with the Vanstar board at a series of meetings culminating in a meeting held on October 8, 1998. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. CSFB believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the CSFB Opinion. In addition, CSFB may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be CSFB's view of the actual value of Vanstar or InaCom. In performing its analyses, CSFB made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Vanstar or InaCom. The analyses performed by CSFB are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of CSFB's analysis of the fairness of the exchange ratio to Vanstar stockholders, other than InaCom or InaCom Acquisition, Inc., from a financial point of view and were provided to the Vanstar board in connection with the delivery of the CSFB Opinion.

    COMPARATIVE STOCK PRICE PERFORMANCE. As part of its analyses, CSFB reviewed the recent stock price performance of InaCom and Vanstar and compared such performance with that of other companies involved in the computer product distribution industry including Tech Data Corp., Ingram Micro Inc., CHS Electronics, Inc. and Merisel, Inc. (collectively, the "Distributors") and the computer product resale/ aggregation industry including MicroAge, Inc., Pomeroy Computer Resources, Inc., and CompuCom Systems, Inc. (collectively, the "Resellers/Aggregators"). CSFB observed that during the period from January 2, 1997 to September 29, 1998, the market price of Vanstar common stock decreased 60.7%, compared with a decrease of 50.8% for InaCom, a decrease of 50.1% for the Resellers/Aggregators and an increase of 89.3% for the Distributors. CSFB noted that over that period, Vanstar common stock underperformed relative to the common stock of InaCom, the Distributors and the Resellers/Aggregators.

    HISTORICAL EXCHANGE RATIO ANALYSIS. CSFB reviewed the historical trading prices for Vanstar common stock and InaCom common stock, separately, and in comparison to each other. CSFB also reviewed the ratios of the daily closing stock prices of Vanstar common stock to InaCom common stock for each day over various periods, starting as far back as January 2, 1997 and ending September 29, 1998, and computed the premiums represented by the exchange ratio used in the InaCom/Vanstar merger (.64) over the average of these ratios.

    The following table sets forth information concerning the average of the ratios of the daily closing stock prices of Vanstar common stock to InaCom common stock for the indicated periods (the "Historical Exchange Ratios") as well as the premium that the exchange ratio used in the InaCom/Vanstar merger represents over such Historical Exchange Ratios.

                                                                                                PERCENTAGE PREMIUM
                                                                                                  REPRESENTED BY
                                                                              AVERAGE             EXCHANGE RATIO
                                                                          EXCHANGE RATIO          IN MERGER OVER
PERIOD (TRADING DAYS)                                                       OVER PERIOD     HISTORICAL EXCHANGE RATIOS
-----------------------------------------------------------------------  -----------------  ---------------------------
January 2, 1997 -- September 29, 1998 (440)............................          0.427x                   49.9%
January 13, 1998 -- September 29, 1998 (180)...........................          0.434                    47.5
May 22, 1998 -- September 29, 1998 (90)................................          0.425                    50.5
July 7, 1998 -- September 29, 1998 (60)................................          0.410                    56.3
August 18, 1998 -- September 29, 1998 (30).............................          0.454                    41.0
September 16, 1998 -- September 29, 1998 (10)..........................          0.568                    12.7
September 9, 1998 (the "Unaffected Date")*.............................          0.355                    80.1
September 29, 1998.....................................................          0.512                    25.1

------------------------

* September 9, 1998 (the "Unaffected Date") was selected by CSFB for inclusion in this analysis because it was the day prior to press coverage highlighting InaCom as the front-runner to acquire Vanstar.

    SELECTED PRECEDENT TRANSACTIONS. CSFB reviewed the publicly available financial terms of nine precedent transactions in the computer distributor and reseller sector (the "Distributor/Reseller Transactions").

    The following table sets forth information concerning the average multiples of selected financial metrics paid in the Distributor/Reseller Transactions and the multiples of the same financial metrics for Vanstar implied by the exchange ratio used in the InaCom/Vanstar merger.

                                                                 AVERAGE MULTIPLE PAID IN       MULTIPLE OF VANSTAR
                                                                   DISTRIBUTOR/RESELLER        METRIC IMPLIED BY THE
METRIC                                                                 TRANSACTIONS          EXCHANGE RATIO IN MERGER
---------------------------------------------------------------  -------------------------  ---------------------------
Aggregate Transaction Value/Latest twelve months revenue.......               0.15x                       0.39x
Aggregate Transaction Value/Latest twelve months earnings
 before interest and taxes.....................................                8.6x                       13.6x
Share Price/Book value per share...............................                4.2x                        3.4x

    PEER GROUP COMPARISON. CSFB compared certain information relating to Vanstar and InaCom with the Distributors and the Resellers/Aggregators. Such information included, among other things, market valuation, share price as a multiple of earnings per share and aggregate market capitalization as a multiple of revenues. The multiples are based on a compilation of publicly-available information and consensus forecasts by securities research analysts. In particular, such comparison showed:

                                                                       MULTIPLE OF SELECTED VALUATION METRIC AS OF SEPTEMBER
                                                                                              29, 1998
                                                                      --------------------------------------------------------
                                                                                                                 RESELLERS/
VALUATION METRIC                                                        VANSTAR      INACOM     DISTRIBUTORS     AGGREGATORS
--------------------------------------------------------------------  -----------  -----------  -------------  ---------------
Aggregate Value/Latest twelve months revenue........................        0.35x        0.17x         0.18x           0.19x
Share Price/Latest twelve months' EPS...............................        22.4x         8.1x         19.8x            8.2x
Share Price/Projected calendar year 1999 EPS........................        10.6x         6.3x         14.5x            8.5x

    PREMIUM ANALYSIS. CSFB reviewed 90 stock-for-stock acquisition transactions involving companies in the technology sector since 1987 ("Technology Transactions"), none of which were deemed directly comparable to the merger. Such analysis compared transaction exchange ratios over the average of the ratios of the closing stock prices of the companies involved in each of the Technology Transactions over the one-year, 90-day, 60-day, 30-day, 10-day and one-day periods ending the day preceding the public announcement of these transactions. CSFB also noted the premium that the exchange ratio used in the InaCom/Vanstar merger represented over the average of the ratios of the daily closing stock prices of Vanstar common stock to InaCom common stock for the respective comparable periods ending on September 29, 1998. In particular, such analysis showed:

                                                                        PREMIUM OF EXCHANGE RATIO IN TRANSACTION OR
                                                                      INACOM/VANSTAR MERGER TO AVERAGE EXCHANGE RATIOS
                                                                                    OVER VARIOUS PERIODS
                                                                    ----------------------------------------------------
PERIOD PRECEDING ANNOUNCEMENT*                                       TECHNOLOGY TRANSACTIONS     INACOM/VANSTAR MERGER
------------------------------------------------------------------  -------------------------  -------------------------
One Year..........................................................               15.8%                      47.8%
90 Trading Days...................................................               29.8                       50.5
60 Trading Days...................................................               33.9                       56.3
30 Trading Days...................................................               36.6                       41.0
10 Trading Days...................................................               35.1                       12.7
1 Trading Day.....................................................               28.4                       25.1

------------------------

* For the InaCom/Vanstar merger, represents periods prior to September 29, 1998.

    CSFB reviewed 44 stock-for-stock "merger-of-equals" transactions involving companies both within and outside of the technology sector (the "MOE Transactions"), none of which were deemed directly comparable to the merger. CSFB also reviewed selected subsets of the MOE Transactions including eight selected "merger-of-equals" transactions where one company controlled both the pro forma senior management and the board of directors ("Clear Control MOE Transactions"); ten selected "merger-of-equals" transactions where the company receiving stock received a premium in excess of 30% to the ratio of its closing stock price to that of the company issuing stock for the trading day 30 days prior to the announcement of the transaction ("High Premium MOE Transactions"); and 14 selected "merger-of-equals" transactions where the company receiving stock received greater than 50% pro forma ownership ("Greater than 50% Ownership MOE Transactions"). Such analyses indicated that the mean premium received by the company receiving stock over its unaffected market price was 12.2%, 26.1%, 45.3% and 15.0%, respectively, compared to 80.1% for the merger based on the exchange ratio and Vanstar's and InaCom's closing share price on the Unaffected Date and 25.1% on September 29, 1998.

    CONTRIBUTION ANALYSIS. CSFB analyzed the Vanstar stockholder pro forma ownership level implied by the pro forma contribution by each of Vanstar and InaCom to the revenue, gross profit, operating income and net income of the combined company (adjusted to reflect the companies' respective net debt balances) if the merger were to be consummated. The analysis was based on management forecasts for each of InaCom and Vanstar.

    The following table sets forth the Vanstar stockholder pro forma ownership level suggested by the selected operating metrics.

                                                           IMPLIED VANSTAR STOCKHOLDER PRO FORMA OWNERSHIP LEVEL
                                                 -------------------------------------------------------------------------
                                                     ACTUAL RESULTS                      ESTIMATED RESULTS
                                                 -----------------------  ------------------------------------------------
                                                   TWELVE MONTHS ENDED     CALENDAR YEAR ENDING     CALENDAR YEAR ENDING
OPERATING METRIC                                     JUNE/JULY 1998            DECEMBER 1998            DECEMBER 1999
-----------------------------------------------  -----------------------  -----------------------  -----------------------
Revenues.......................................              17.3%                    11.2%                    10.1%
Gross Profit...................................              48.1                     38.0                     33.1
Operating Income...............................              29.0                     15.9                     48.7
Net Income.....................................              33.7                     26.1                     55.9

These figures compare to the pro forma fully diluted ownership of the Vanstar stockholders in the combined company (assuming the merger were to be consummated) of approximately 63% based on the exchange ratio used in the InaCom/Vanstar merger.

    PRO FORMA ANALYSIS OF THE MERGER. CSFB analyzed certain pro forma effects of the merger on the earnings and capitalization of InaCom. Such analysis was based on "Case 1" and "Case 3" estimates for the combined company, which were prepared in coordination with InaCom and Vanstar managements, and compared to "Vanstar Case" estimates prepared in coordination with Vanstar management and "Street Case" estimates representing First Call consensus for Vanstar. Such analysis was based on the exchange ratio and assumed that the merger was treated as a pooling-of-interests business combination for accounting purposes before taking into account any one-time restructuring charges. The following table sets forth the earnings per share accretion/dilution to Vanstar stockholders under the cases set forth above for calendar year 1999, 2000 and 2001 as a result of the InaCom/Vanstar merger.

                                                                   EPS ACCRETION/(DILUTION) TO
                                                                      VANSTAR STOCKHOLDERS
                                                                    FOR VARIOUS CALENDAR YEAR
                                                                             PERIODS
                                        VANSTAR STAND-ALONE      -------------------------------
COMBINED COMPANY CASE                   CASE                       1999       2000       2001
--------------------------------------  -----------------------  ---------  ---------  ---------
Case 1                                  Vanstar Case                  32.2%      18.6%       4.6%
                                        Street Case                  151.4      154.4      147.6

Case 3                                  Vanstar Case                 (29.9)%     (14.8)%      (8.0)%
                                        Street Case                   33.4       82.8      117.6

    POTENTIAL FUTURE SHARE PRICE ANALYSIS. CSFB computed equivalent per share values for Vanstar both on a stand-alone basis and assuming the merger with InaCom were to be consummated. Such analysis for Vanstar on a stand-alone basis was based on "Vanstar Case" earnings per share estimates prepared in coordination with Vanstar management and "Street Case" earnings per share estimates representing First Call consensus for Vanstar for the calendar year ending December 31, 2000 ("CY00 EPS"). Such analysis for the combined company was based on "Case 1" and "Case 3" earnings per share estimates for CY00 EPS, which were prepared in coordination with InaCom and Vanstar managements. The analysis was also based on a range of one-year forward price-earnings multiples of six, eight, ten and twelve times. Equivalent future share prices were then computed for Vanstar one year from the date of the analysis based on CY00 EPS estimates. Based on "Vanstar Case" and "Street Case" stand-alone estimates for CY00 EPS, this analysis resulted in a value per share to holders of Vanstar common stock one year from the date of the analysis ranging from $6.50 to $27.89. Based on "Case 1" and "Case 3" combined company estimates for CY00 EPS, this analysis resulted in a value per share to holders of Vanstar common stock ranging from $11.88 to $33.06.

    As described above, CSFB's opinion and presentation to the Vanstar board of directors was one of many factors taken into consideration by the Vanstar board of directors in making its determination to approve the merger agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Vanstar board of directors or the management of Vanstar with respect to the value of Vanstar or InaCom or whether the Vanstar board would have been willing to agree to a different exchange ratio.

    The Vanstar board retained CSFB to act as Vanstar's financial advisor in connection with the merger. CSFB was selected by Vanstar's board of directors based on CSFB's qualifications, expertise and reputation, as well as CSFB's investment banking relationship and familiarity with Vanstar. CSFB is an internationally recognized investment banking and advisory firm. CSFB, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, CSFB may actively trade the securities and loans of Vanstar and InaCom for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities and loans.

    Vanstar has agreed to pay CSFB a fee for its financial advisory services in connection with the merger, including, among other things, rendering the CSFB Opinion and making the presentation referred to above. Pursuant to a letter agreement between Vanstar and CSFB dated July 17, 1998, Vanstar has agreed to pay CSFB (1) an advisory fee, principally based on the time spent by CSFB in connection with its engagement by Vanstar, intended to compensate CFSB for its time and effort expended in the event that a transaction (including the merger) is not consummated and (2) in the event the merger is consummated, a transaction fee of 0.55% to 1.25% of the aggregate value of the merger, against which the amount referred to in clause (1) would be credited if previously paid. The aggregate value of the merger will depend upon the closing share price of InaCom common stock over the ten trading days up to and including the day preceding the closing date of the merger. Assuming the closing share price of InaCom over the ten trading days up to and including the day preceding the closing date of the merger were to be $16.81 (the InaCom closing stock price on October 8, 1998), the fee payable to CSFB would be approximately $5.5 million. In addition, Vanstar has agreed to reimburse CSFB for its out-of-pocket expenses incurred in connection with its engagement, and to indemnify CSFB and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER ON VANSTAR STOCKHOLDERS

    The following discussion is a summary of the material U.S. federal income tax consequences of the merger to the Vanstar stockholders. The discussion which follows is based on the Code, Treasury regulations thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion below does not address the effects of any state, local or foreign tax laws on the merger. The tax treatment for a Vanstar stockholder may vary depending upon his or her particular situation, and certain Vanstar stockholders

(including insurance companies, tax-exempt organizations, financial institutions and broker-dealers, persons who do not hold Vanstar common stock as capital assets, individuals who received Vanstar common stock pursuant to the exercise of employee stock options or otherwise as compensation, and non-U.S. persons) may be subject to special rules not discussed below. Each Vanstar stockholder is urged to consult his or her tax advisor with respect to the tax consequences to him or her of the merger, including the effect of U.S. federal, state and local, and foreign and other tax rules, and the effect of possible changes in tax laws.

    Consummation of the merger is conditioned upon the receipt of opinions to InaCom from McGrath, North, Mullin & Kratz, P.C. and to Vanstar from Arter & Hadden LLP, respective counsel to InaCom and Vanstar, at the effective time, that the merger will qualify under Section 368(a) of the Code as a "reorganization" for U.S. federal income tax purposes. Such opinions of counsel will be based on certain representations as to factual matters made by InaCom and Vanstar. Such representations, if incorrect in certain material respects, could jeopardize the conclusions reached in the opinions. Neither InaCom nor Vanstar is currently aware of any facts or circumstances which would cause any such representations made to counsel to be untrue or incorrect in any material respect. See "Risk Factors--Receipt of InaCom common stock may be taxable if expected tax treatment does not occur." Any opinion of counsel is not binding on the Internal Revenue Service or the courts. The parties do not intend to request a ruling from the IRS with respect to the merger. Accordingly, there can be no assurance that the IRS will not challenge the conclusions of the anticipated opinions or that a court will not sustain such a challenge. Like each of the other conditions to the closing of the merger, delivery of the tax opinions may be waived by the party entitled to receive it. To the extent that either InaCom or Vanstar elects to waive its right to receive a tax opinion under the terms of the merger agreement, InaCom and Vanstar will recirculate a new joint proxy statement relating to the special meetings and in doing so will resolicit your vote with respect to the proposals to be made at such meetings.

    Based on the anticipated opinions discussed above, subject to the assumptions and limitations described in the preceding paragraphs, the material U.S. federal income tax consequences that will result from the merger are as follows:

        (1) no income, gain or loss will be recognized by InaCom or Vanstar as a result of the merger;

        (2) a Vanstar stockholder will not recognize any income, gain or loss upon the receipt of InaCom common stock solely in exchange for such stockholder's shares of Vanstar common stock pursuant to the merger (except as described below with respect to cash that is received in lieu of fractional shares);

        (3) a Vanstar stockholder's tax basis for the InaCom common stock received pursuant to the merger will equal such Vanstar stockholder's tax basis in the Vanstar common stock exchanged therefor (adjusted with respect to fractional shares); and

        (4) a Vanstar stockholder's holding period for the InaCom common stock received pursuant to the merger will include the holding period of the Vanstar common stock surrendered in exchange therefor, provided that the Vanstar common stock was held as a capital asset at the effective time.

    A Vanstar stockholder who receives cash in lieu of fractional shares will be treated as having received such fractional shares pursuant to the merger and then as having exchanged such fractional shares for cash in a transaction generally giving rise to capital gain or loss. The amount of any capital gain or loss attributable to such deemed exchange of fractional shares will be equal to the difference between the cash received in lieu of fractional shares and the ratable portion of the tax basis of the Vanstar common stock surrendered that is allocated to such fractional shares. Such gain or loss for individuals and other noncorporate taxpayers who held Vanstar common stock at the effective time of the merger for (1) one year or less will be treated as short term capital gain or loss and taxed at ordinary income tax rates and (2) more than one year will be treated as long term capital gain or loss and taxed generally at a statutory maximum rate of 20%.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the recommendation of the Vanstar board with respect to the merger agreement, stockholders should be aware that certain members of Vanstar's management and the Vanstar board have interests in the merger that are different from, and in addition to, the interests of stockholders of Vanstar.

    SEVERANCE AGREEMENTS. Vanstar has executed severance agreements with 30 employees that entitle the employee to severance pay in the event that his or her employment is terminated after the merger under certain circumstances. These employees will not receive severance pay if their employment is terminated for "cause" (as defined in the agreements). However, if Vanstar terminates an employee without cause, or if the employee voluntarily terminates employment for "good reason," within two years after the merger, the employee will receive a multiple of the employee's compensation. The multiples range from 1.0 to 1.5 for vice presidents and from 1.5 to 2.5 for senior vice presidents (approximately $12.5 million for all employees in the aggregate). The employee generally also is entitled to continue to participate in certain employee welfare benefit plans for two years after termination of his or her employment following the merger under the circumstances described above. In addition, Vanstar is obligated to make an additional payment, to the extent necessary, to make the employee whole for any excise tax on excess parachute payments. See "Additional Information" with respect to Vanstar's reports under the Securities Exchange Act of 1934 that provide additional details with respect to these agreements.

    TAUSCHER CONSULTING AGREEMENT. InaCom has entered into an agreement with William Y. Tauscher, Chairman of the Board, Chief Executive Officer and President of Vanstar. Under the agreement, Mr. Tauscher will:

    - continue to provide certain services to InaCom and Vanstar for one year following the merger;

    - receive base compensation of $1,000,000 annually;

    - be eligible for an incentive bonus of up to $3,000,000 if certain employee, client and integration objectives are met;

    - not compete with InaCom for one year; and

    - assist InaCom in the merger and related transition.

    AMATO CONSULTING AGREEMENT. Vanstar is a party to an agreement with Jay Amato, former President and Chief Operating Officer of Vanstar and a former member of the Vanstar board. Mr. Amato is currently a consultant to Vanstar. The agreement provides that, in the event of a "change of control" of Vanstar (which would include the merger), Mr. Amato is entitled to a payment of approximately $740,000. In addition, certain payments that otherwise would be payable to Mr. Amato over time will be accelerated by the merger. Under the agreement, Mr. Amato's service as a consultant will end, and any unvested options to purchase Vanstar common stock held by Mr. Amato will vest, at the effective time of the merger. Vanstar also is obligated to make an additional payment to the extent necessary to make Mr. Amato whole for any excise tax on excess parachute payments.

    EXECUTIVE EMPLOYMENT ARRANGEMENTS. InaCom is currently negotiating the terms of continuing employment of certain senior officers of Vanstar. However, no such arrangements have been finalized as of the date of this document with any executive officers of Vanstar. No assurances can be given that InaCom will be able to finalize any of these arrangements.

    APPOINTMENT OF DIRECTORS. InaCom has agreed that, immediately following the merger, it will cause the following four persons, each formerly affiliated with Vanstar, to be appointed as members of the InaCom board thereby increasing the total number of board members from 9 to 13 members:

    - William Y. Tauscher (Chairman of the Board, Chief Executive Officer and President of Vanstar);

    - Richard H. Bard (director of Vanstar);

    - William H. Janeway (director of Vanstar and Warburg designee); and

    - John R. Oltman (director of Vanstar).

    See "The Merger Agreement--InaCom's Board of Directors." For biographical information concerning these persons, see "Vanstar--Board of Directors."

    INDEMNIFICATION. Following the merger, InaCom will continue for six years all rights to indemnification now existing in favor of any employee, agent, director or officer of Vanstar and its subsidiaries as provided in their respective certificates of incorporation, by-laws or certain agreements. Subject to certain limitations, Vanstar will also obtain directors' and officers' liability insurance coverage with respect to any claims made during such six year period of a type substantially equivalent to levels of coverage currently in effect under Vanstar's existing directors' and officers' liability insurance. See "The Merger Agreement-- Indemnification and Insurance."

    WARBURG AGREEMENTS. Warburg is the largest single stockholder of Vanstar and holds approximately 38% of the outstanding Vanstar common stock. Warburg has agreed to vote its shares of Vanstar common stock for adoption of the merger agreement. See "Voting Agreements--Warburg Voting Agreement."

    REGISTRATION RIGHTS AGREEMENT. Warburg and Mr. Tauscher have entered into an agreement with InaCom covering the shares of InaCom common stock that each will receive in the merger. Such shares will be subject to the resale restrictions of Rule 145 of the Securities Act of 1933 and, in order to partly address these restrictions, the agreement grants certain rights to Warburg to cause InaCom to register Warburg's shares of InaCom common stock under the Securities Act of 1933, thereby permitting public resale free of such restrictions. Warburg is entitled to make up to two demands that InaCom register shares of InaCom common stock held by Warburg, representing at least 18% of the shares received by Warburg in connection with the merger on each occasion. Mr. Tauscher may elect to include not less than 50% of the shares received by him in the merger in any demand registration by Warburg if the resales of the InaCom common stock are made in an underwritten offering. Subject to certain limitations, if InaCom proposes to register InaCom common stock under the Securities Act of 1933 (other than certain registrations for business acquisitions or employee stock benefit plans), Warburg and Mr. Tauscher will have certain rights to include shares received by them in the merger in the registration. If Warburg distributes its shares of InaCom common stock received in the merger to its limited partners and general partner, Warburg may require InaCom to file a registration statement under the Securities Act of 1933 providing for resales by the limited partners and the general partner of Warburg; however, InaCom is not required to maintain the effectiveness of such registration statement beyond the first anniversary of the merger. The registration rights of Warburg and Mr. Tauscher terminate when Warburg is permitted to sell all of its shares of InaCom common stock received in the merger under Rule 144 of the Securities Act of 1933 during any 90-day period.

    STOCK OPTIONS. As described below under "--Treatment of Existing Vanstar Stock Options," the merger agreement provides that, at the effective time of the merger, each option to purchase Vanstar common stock granted by Vanstar under its stock option plans that is outstanding and unexercised will be assumed by InaCom and converted into an option to purchase InaCom common stock. The option to purchase InaCom common stock will have material terms and provisions at least as favorable to the option holder as those in effect immediately prior to the effective time of the merger. The Vanstar stock option plans provide that each option will become fully exercisable if the plan participant ceases to be an employee or director within six months of the effective time. However, the option must be exercised within 180 days of terminating his or her employment or director relationship.

    The Vanstar board was aware of each of these interests and considered them along with the other matters described above under "--Background of the Merger."

    GREGORY & HOENEMEYER, INC. W. Grant Gregory, a member of the InaCom board, is Chairman of G&H, which firm rendered advisory services to InaCom in connection with the merger. InaCom and G&H entered into a letter agreement dated September 18, 1998. The letter agreement provides that if the merger occurs InaCom will pay G&H a success fee in an amount equal to .48 percent of the aggregate amount of consideration received by Vanstar and/or its stockholders in connection with the merger. The approximate amount of the success fee is $2.25 million, based on the closing price per share of InaCom common stock on October 8, 1998, the date of the merger agreement.

OWNERSHIP INTEREST OF VANSTAR STOCKHOLDERS AFTER THE MERGER

    Based on 43,791,900 shares of Vanstar common stock outstanding as of December 28, 1998 there will be approximately 44.8 million shares of InaCom common stock outstanding upon consummation of the merger, of which the former Vanstar stockholders will own an aggregate of approximately 62.6%.

TREATMENT OF EXISTING VANSTAR STOCK OPTIONS

    The merger agreement provides that Vanstar stock options issued under Vanstar's 1988 Stock Option Plan, as amended, 1993 Stock Option/Stock Issuance Plan, as amended, or 1996 Stock Option/Stock Issuance Plan, as amended, that remain outstanding immediately prior to the effective time, whether or not then exercisable, will, by virtue of the merger and without any action on the part of the holder thereof, be assumed by InaCom and will entitle the holder thereof to purchase from InaCom the number of shares of InaCom common stock that equals the product of the exchange ratio of .64 multiplied by the number of shares of Vanstar common stock subject to the options immediately prior to the effective time of the merger(rounded to the nearest whole share), at an exercise price per share of InaCom common stock equal to the exercise price per share then specified with respect to such option divided by the exchange ratio (rounded to the nearest whole cent). The following chart provides an example of the manner in which Vanstar stock options will be treated in the merger:

                                             FORMER VANSTAR
                                              STOCK OPTION             POST-MERGER OPTION
                                        -------------------------  --------------------------
Number of shares......................             220                        141
Exercise price........................  $    7.50 per share        $    11.72 per share
Exercisable for.......................    Vanstar common stock        InaCom common stock
Vesting provisions....................           various                   unchanged

    At December 28, 1998, there were outstanding options to acquire an aggregate of approximately 5,958,357 shares of Vanstar common stock.

STOCK EXCHANGE LISTING

    InaCom has agreed to cause the shares of InaCom common stock issued in connection with the merger and upon exercise of the options to purchase Vanstar common stock to be listed on the New York Stock Exchange. It is also a condition to the obligations of both InaCom and Vanstar to consummate the merger that such New York Stock Exchange listing shall have been obtained. See "The Merger Agreement--Conditions to Consummate the Merger."

DELISTING AND DEREGISTRATION OF VANSTAR COMMON STOCK

    If the merger is consummated, the shares of Vanstar common stock will be delisted from the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934.

ACCOUNTING TREATMENT

    The merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. Accounting Principles Board Opinion 16 ("APB 16") and related interpretations specify the conditions under which the pooling of interests accounting method is available. APB 16 also defines the manner in which the pooling of interests accounting method is applied. Under this method, the recorded assets and liabilities of the combining companies are carried forward at their historical recorded amounts and the reported incomes of the companies are combined as income of the combined company. InaCom's and Vanstar's obligation to consummate the merger is conditioned on each receiving letters from its independent auditor that the transactions contemplated in the merger agreement qualify for accounting treatment as a pooling of interests. See "The Merger Agreement--Conditions to Consummate the Merger."

ABSENCE OF APPRAISAL RIGHTS

    The holders of Vanstar common stock are not entitled to any appraisal rights with respect to the merger.

GOVERNMENTAL AND REGULATORY APPROVALS

    The consummation of the merger is conditioned upon the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Under the act and the regulations thereunder, the merger may not be consummated until notifications have been given and certain information has been furnished to the Federal Trade Commission ("FTC") and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the applicable waiting period has expired or been terminated. InaCom and Vanstar filed notifications and report forms under the act with the FTC and the Antitrust Division and the waiting period expired on November 29, 1998. Although the waiting period has expired, the FTC, the Antitrust Division or others could, either before or after the consummation of the merger, take action under the antitrust laws with respect to the merger, including seeking to enjoin the consummation of the merger or seeking the divestiture by InaCom of all or part of the stock or assets of Vanstar, or other businesses conducted by InaCom. InaCom and Vanstar do not believe that consummation of the merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, of the result.

    The respective obligations of InaCom and Vanstar to consummate the merger are subject to the condition that no court or other governmental entity having jurisdiction over InaCom or Vanstar, or any of their respective subsidiaries, shall have entered any injunction or other order (whether temporary, preliminary or permanent) which is then in force and has the effect of making the merger or any of the transactions contemplated by the merger agreement illegal. See "The Merger Agreement--Conditions to Consummate the Merger."

PROCEDURES FOR EXCHANGE OF VANSTAR COMMON STOCK CERTIFICATES

    DETAILED INSTRUCTIONS, INCLUDING A TRANSMITTAL LETTER, WILL BE MAILED TO VANSTAR STOCKHOLDERS PROMPTLY FOLLOWING THE MERGER AS TO THE METHOD OF EXCHANGING CERTIFICATES FORMERLY REPRESENTING SHARES OF VANSTAR COMMON STOCK. VANSTAR STOCKHOLDERS SHOULD NOT SEND CERTIFICATES REPRESENTING THEIR SHARES TO ANYONE PRIOR TO THE RECEIPT OF THE TRANSMITTAL LETTER.

    InaCom has designated First Chicago Trust Company to act as exchange agent under the merger agreement. Immediately following the merger, InaCom will deliver, in trust, to First Chicago Trust Company, certificates evidencing the shares of InaCom common stock issuable pursuant to the merger agreement (as well as the cash to be paid in lieu of fractional InaCom shares).

    At the effective time of the merger, all shares of Vanstar common stock will be cancelled and will cease to exist. At the effective time, the stock transfer books of Vanstar will be closed and no transfer of shares of Vanstar common stock will thereafter be made. As soon as practicable thereafter, InaCom will cause First Chicago Trust Company to mail to each holder of record of Vanstar certificates:

    - a letter of transmittal specifying that delivery will be effected, and risk of loss and title to the Vanstar certificates will pass, only upon proper delivery of the Vanstar certificates to First Chicago Trust Company; and

    - instructions for use in surrendering such Vanstar certificates in exchange for the InaCom common stock.

    Upon surrender of a Vanstar certificate for cancellation to First Chicago Trust Company, together with a completed letter of transmittal, the holder of a Vanstar certificate will be entitled to receive in exchange therefor the number of shares of InaCom common stock equal to the product of the exchange ratio of
 .64 multiplied by the number of shares of Vanstar common stock formerly represented by the surrendered Vanstar certificate. Cash will be paid with respect to any fractional shares of InaCom common stock to which a Vanstar stockholder would otherwise be entitled, based on the average closing price of the InaCom common stock for the ten full trading days ending on the fifth full trading day prior to the effective time of the merger.

    No dividends or other distributions, if any, payable to holders of InaCom common stock, shall be payable to any person who has not converted his or her Vanstar certificates. Subject to applicable law, if InaCom declares a dividend or other distribution after the effective time, former Vanstar stockholders will be entitled to receive such payment. In no event will the person entitled to receive such dividends or other distributions be entitled to receive interest thereon.

    If any cash is to be paid to or InaCom certificate issued in a name other than that in which the surrendered Vanstar certificate is registered, the surrendered Vanstar certificate must be properly endorsed and otherwise in proper form for transfer. The person requesting such exchange also must pay to First Chicago Trust Company any applicable transfer or other taxes.

    InaCom or First Chicago Trust Company will be entitled to deduct and withhold from the consideration payable in the merger to any holder of Vanstar common stock such amounts as are required under any tax law. Any such withheld amounts will be treated for all purposes of the merger agreement as having been paid to the holder of Vanstar common stock.

RESALES OF INACOM COMMON STOCK

    All shares of InaCom common stock to be issued in connection with the merger will be freely transferable, except that Securities and Exchange Commission rules will restrict sales of shares received by any person who may be deemed to be an "affiliate" of Vanstar prior to the merger and certain of their family members and related interests. Vanstar has identified 22 individuals (including its directors and executive officers) whom it believes may fall within the definition of "affiliate." Under the Securities and Exchange Commission rules, during the one year period following the merger, affiliates of Vanstar may resell publicly the InaCom common stock received in connection with the merger subject to certain volume and manner of sale restrictions. After one year, if such person is not an affiliate of InaCom and InaCom is current in the filing of its periodic securities law reports, a former affiliate of Vanstar may freely resell the InaCom common stock received in connection with the merger without limitation. After two years from the merger, if such person is not an affiliate of InaCom at the time of sale or for at least three months prior to such sale, such person may freely resell such InaCom common stock, without limitation.

    Vanstar has delivered to InaCom the written agreement of each such person providing that he or she will only dispose of any shares of InaCom common stock issued to such person in connection with the merger:

    - under an effective registration statement or in compliance with Rule 145 or another exemption from the registration requirements of the Securities Act of 1933; and

    - in compliance with requirements regarding qualifying for pooling of interests accounting treatment. See "The Merger Agreement--Conditions to Consummate the Merger."

    In addition, in order to account for the merger under the pooling of interests method of accounting, the merger agreement requires that affiliates of each of InaCom and Vanstar may not dispose of any shares of the corporation they own or shares of InaCom received in connection with the merger during a specific period. This period begins 30 days before consummation of the merger and ends when financial results covering at least 30 days of post-merger combined operations have been published.

              INACOM PROPOSAL TO INCREASE THE AUTHORIZED NUMBER OF
                         SHARES OF INACOM COMMON STOCK

    InaCom is presently authorized to issue 30,000,000 shares of InaCom common stock and 1,000,000 shares of Class A Preferred Stock. As of December 31, 1998, 16,768,473 shares of InaCom common stock were issued and outstanding. If the merger is consummated, approximately 27.8 million shares of InaCom common stock will be issued. Accordingly, the authorized shares of InaCom must be increased in order that a sufficient number of shares of InaCom common stock will be available for issuance or reserved for issuance by InaCom in connection with the merger.

    The InaCom board adopted a resolution to amend, subject to InaCom stockholder approval, InaCom's certificate of incorporation to increase to 100,000,000 shares the authorized number of shares of InaCom common stock.

    InaCom has no present plans, proposals, agreements or understandings to issue any of the newly authorized InaCom common stock, except in connection with the merger. The InaCom board does not presently intend to secure any further approval from the InaCom stockholders prior to authorizing or issuing such InaCom common stock, except where such approval is required by law or applicable stock exchange rules.

    Although InaCom has no such intentions, the additional authorized but unissued shares of InaCom common stock could also be used to make more difficult a change in control of InaCom. Under certain circumstances, such shares could be used to create voting impediments, or to discourage third parties seeking to effect a takeover or otherwise gain control of InaCom. Such shares could also be placed with purchasers who might support the InaCom board in opposing a hostile takeover bid.

    Adoption of the proposed amendment of the certificate of incorporation requires the affirmative vote of the holders of a majority of the shares of InaCom common stock outstanding as of the InaCom record date for the InaCom special meeting.

    THE INACOM BOARD OF DIRECTORS HAS DECLARED THE ADVISABILITY OF THE OTHER INACOM PROPOSALS AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF INACOM COMMON STOCK VOTE FOR THE APPROVAL OF THE AMENDMENT OF INACOM'S CERTIFICATE OF INCORPORATION.

                INACOM PROPOSAL TO INCREASE THE NUMBER OF SHARES
                         AUTHORIZED UNDER INACOM'S 1997
                                   STOCK PLAN

    In April 1997, InaCom stockholders approved the 1997 InaCom Stock Plan, which authorizes the grant of stock options, stock appreciation rights, restricted stock and stock bonuses to directors, officers and other employees of InaCom and its subsidiaries. The 1997 InaCom Stock Plan currently authorizes the issuance of 1,400,000 shares of InaCom common stock, of which approximately 770,000 shares remain available for issuance.

    As of December 28, 1998, options to purchase an aggregate of approximately 5,958,357 shares of Vanstar common stock were outstanding under the Vanstar option plans. At the exchange ratio of .64, such options will be exchanged in the merger for options to purchase an aggregate of approximately 3,813,348 shares of InaCom common stock, which exceeds the number of shares of InaCom common stock available under the 1997 InaCom Stock Plan. Therefore, the number of shares of InaCom common stock available for grants of options under the 1997 InaCom Stock Plan must be increased to enable InaCom to satisfy its obligations under the merger agreement.

    Consequently, the InaCom board has authorized, subject to InaCom stockholder approval, an amendment to the 1997 InaCom Stock Plan, that would authorize an additional 10,000,000 shares of InaCom common stock for issuance under the stock plan. InaCom believes the amendment would provide an adequate number of shares to satisfy its obligations under the merger agreement to exchange options granted under Vanstar option plans for options to purchase InaCom common stock. InaCom also believes the amendment will provide for future grants under the 1997 InaCom Stock Plan to employees of the combined companies through the year 2002.

    GENERAL DESCRIPTION OF 1997 INACOM STOCK PLAN. The number of employees currently eligible to participate in the 1997 InaCom Stock Plan is estimated to be approximately 175. The number of employees eligible to participate in the 1997 InaCom Stock Plan upon consummation of the merger is estimated to be approximately 350. The number of grantees may vary from year to year. The compensation committee administers the plan and its determinations are binding upon all persons participating in the 1997 InaCom Stock Plan.

    Currently, the maximum number of shares of InaCom common stock that may be issued under the 1997 InaCom Stock Plan is 1,400,000. Any shares of InaCom common stock subject to an award which for any reason are cancelled, terminated or otherwise settled without the issuance of any InaCom common stock are again available for awards under the 1997 InaCom Stock Plan. The maximum number of shares of InaCom common stock which may be issued under the plan to any one employee cannot exceed 20% of the aggregate number of shares of InaCom common stock that may be issued under the 1997 InaCom Stock Plan. The shares may be unissued shares or treasury shares. If there is a stock split, stock dividend, recapitalization or other relevant change affecting InaCom common stock, appropriate adjustments may be made by the compensation committee in the number of shares issuable in the future and in the number of shares and price under all outstanding grants made before the event.

    STOCK OPTIONS FOR EMPLOYEES. The compensation committee may grant employees nonqualified options and options qualifying as incentive stock options. The option price of either a nonqualified stock option or an incentive stock option will be the fair market value of the InaCom common stock on the date of the grant. Options qualifying as incentive stock options must meet certain requirements of the Code, including the requirement that the aggregate fair market value of the InaCom common stock (determined at the time of the grant of the option) with respect to which such options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. To exercise an option, an employee may pay the option price in cash, or if permitted by the compensation committee, by withholding shares otherwise issuable on exercise of the option or by delivering other shares of InaCom common stock if such shares have been owned by the optionee for at least six months. The term of each option will be fixed by the compensation committee but may not exceed ten years from the date of grant. The compensation committee will determine the time or times when each option is exercisable. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the compensation committee. All outstanding options become immediately exercisable in the event of a change-in-control (as defined in the 1997 InaCom Stock Plan) of InaCom.

    STOCK APPRECIATION RIGHTS. The compensation committee may grant a stock appreciation right (an "SAR") in conjunction with an option granted under the 1997 InaCom Stock Plan or separately from any option. Each SAR granted in tandem with an option may be exercised only to the extent that the corresponding option is exercised, and such SAR terminates upon termination or exercise of the corresponding option. Upon the exercise of an SAR granted in tandem with an option, the corresponding option will terminate. SAR's granted separately from options may be granted on such terms and conditions as the compensation committee establishes. If an employee exercises an SAR, the employee will generally receive a payment equal to the excess of the fair market value at the time of exercise of the shares with respect to which the SAR is being exercised over the price of such shares as fixed by the compensation committee at the time the SAR was granted. Payment may be made in cash, in shares of InaCom common stock, or any combination of cash and shares as the compensation committee determines.

    RESTRICTED STOCK. The compensation committee may grant awards of restricted InaCom common stock to employees under the 1997 InaCom Stock Plan. The restrictions on such shares will be established by the compensation committee, which may include restrictions relating to continued employment and InaCom financial performance. The compensation committee may issue such restricted stock awards without any cash payment by the employee, or with such cash payment as the compensation committee may determine. The compensation committee has the right to accelerate the vesting of restricted shares and to waive any restrictions. All restrictions lapse in the event of a change-in-control (as defined in the 1997 InaCom Stock Plan) of InaCom. The compensation committee intends that all restricted stock grants have a restriction period of one year on performance-based restricted stock and three years on tenure-based restricted stock. The compensation committee also intends to grant acceleration or waiver of restricted stock provisions only in the case of special circumstances.

    STOCK BONUSES. The compensation committee may grant a bonus in shares of InaCom common stock to employees under the 1997 InaCom Stock Plan. Such stock bonuses may be in lieu of cash compensation otherwise payable to such employee, or may be in addition to such cash compensation. The compensation committee intends to grant stock bonuses only in lieu of salary or cash bonuses otherwise payable to an employee.

    DIRECTOR COMPENSATION. Under the 1997 InaCom Stock Plan each non-employee director receives (1) an annual grant of 150 shares of InaCom common stock for each board meeting attended by such director (other than meetings by written consent or telephone communications) and (2) an annual grant of a nonstatutory stock option to acquire 1,000 shares of InaCom common stock exercisable at the fair market value of the InaCom common stock on the date of grant. In addition, each new non-employee director receives a one-time grant of a nonstatutory stock option to acquire 5,000 shares of InaCom common stock exercisable at the fair market value on the date on which such person first becomes a director of InaCom, with such option becoming exercisable in one-third increments beginning on the first anniversary of the date of grant.

    TAX WITHHOLDING. The compensation committee may permit an employee to satisfy applicable federal, state and local income tax withholding requirements through the delivery to InaCom of previously acquired shares of InaCom common stock or by having shares otherwise issuable under the 1997 InaCom Stock Plan withheld by InaCom.

    FEDERAL INCOME TAX CONSEQUENCES. With respect to incentive stock options, if the holder of an option does not dispose of the shares acquired upon exercise of the option within one year from the transfer of such shares to such employee, or within two years from the date the option to acquire such shares is granted, for federal income tax purposes (1) the optionee will not recognize any income at the time of the exercise of the option; (2) the excess of the fair market value of the shares as of the date of exercise over the option price will constitute an "item of adjustment" for purposes of the alternative minimum tax; and (3) the difference between the option price and the amount realized upon the sale of the shares by the optionee will be treated as a long-term capital gain or loss. InaCom will not be allowed a deduction for federal income tax purposes in connection with the granting of an incentive stock option or the issuance of shares thereunder.

    With respect to the grant of options which are not incentive stock options, the person receiving an option will recognize no income on receipt thereof. Upon the exercise of the option, the optionee will recognize ordinary income in the amount of the difference between the option price and the fair market value of the shares on the date the option is exercised. InaCom will receive an equivalent deduction at that time.

    With respect to restricted stock awards and bonuses of InaCom common stock, an amount equal to the fair market value of the InaCom shares distributed to the employee (in excess of any purchase price paid by the employee) will be includable in the employee's gross income at the time of receipt unless the award is not transferable and subject to a substantial risk of forfeiture as defined in Section 83 of the Code (a "Forfeiture Restriction"). If an employee receives an award subject to a Forfeiture Restriction, the employee may elect to include in gross income the fair market value of the award. In the absence of such an election, the employee will include in gross income the fair market value of the award subject to a Forfeiture Restriction on the earlier of the date such restrictions lapse or the date the award becomes transferable. InaCom is entitled to a deduction at the time and in the amount income is included in the gross income of an employee.

    With respect to stock appreciation rights, the amount of any cash (or the fair market value of any InaCom common stock) received upon the exercise of a stock appreciation right will be subject to ordinary income tax in the year of receipt and InaCom will be entitled to a deduction for such amount.

    OTHER INFORMATION. The InaCom board may terminate the 1997 InaCom Stock Plan at any time but such termination will not affect any stock options, SAR's, restricted stock or stock bonuses then outstanding under the 1997 InaCom Stock Plan. Unless terminated by action of the InaCom board, the 1997 InaCom Stock Plan will continue in effect until December 31, 2006, but awards granted prior to that time will continue in effect until they expire in accordance with their terms. The InaCom board may also amend the 1997 InaCom Stock Plan as it deems advisable. Amendments which materially modify the requirements for participation in the 1997 InaCom Stock Plan or increase the number of shares of InaCom common stock subject to issuance under the 1997 InaCom Stock Plan, such as the amendment to increase the number of shares of InaCom common stock issuable under the plan, must be submitted to stockholders for approval.

    Approval of the amendment to increase the number of shares of InaCom common stock issuable under the plan requires the affirmative vote of a majority of shares of InaCom common stock cast on the proposal, provided that the total votes cast on the proposal represents more than 50% of all shares of InaCom common stock that are entitled to vote thereon.

    Approval of the amendment to increase the number of shares of InaCom common stock issuable under the plan is conditioned upon stockholder approval of the other InaCom proposals. If the amendment is not approved or the merger is not consummated, the amendment to increase the number of shares of InaCom common stock issuable under the plan will not become effective.

    THE INACOM BOARD RECOMMENDS THAT THE HOLDERS OF INACOM COMMON STOCK VOTE FOR THE APPROVAL OF THE AMENDMENT OF THE 1997 INACOM STOCK PLAN.

                              THE MERGER AGREEMENT

    The description of the merger and merger agreement contained in this document sets forth the material terms of the merger agreement. The merger agreement is attached hereto as Annex A and incorporated herein by reference. Each InaCom and Vanstar stockholder is advised to read the merger agreement carefully.

STRUCTURE OF THE MERGER

    At the effective time of the merger, InaCom's subsidiary, InaCom Acquisition, Inc., will be merged with and into Vanstar thereby resulting in Vanstar becoming a wholly-owned subsidiary of InaCom.

CONVERSION OF VANSTAR COMMON STOCK

    At the effective time of the merger, each share of Vanstar common stock outstanding immediately prior to the effective time (other than shares, if any, owned by InaCom and InaCom Acquisition, Inc., which will be cancelled) will be converted into the right to receive .64 shares of validly issued, fully paid and non-assessable shares of InaCom common stock. Cash will be paid with respect to any fractional shares of InaCom common stock to which a Vanstar stockholder would otherwise be entitled based on the average closing price of the InaCom common stock for the ten trading days ending on the fifth trading day prior to the effective time of the merger. See "The Merger--Procedures for Exchange of Vanstar Common Stock Certificates" and "--Treatment of Existing Vanstar Stock Options" for a description of the exchange of Vanstar common stock for InaCom common stock and the assumption by InaCom of Vanstar stock options previously granted by Vanstar under its option plans.

CERTAIN REPRESENTATIONS AND WARRANTIES

    The merger agreement contains various representations and warranties of Vanstar and InaCom including those concerning:

    - corporate organization and good standing

    - certificate of incorporation and by-laws

    - capitalization

    - subsidiaries

    - corporate authority

    - compliance with laws

    - non-contravention of existing arrangements

    - government approvals and required consents

    - documents and other reports filed with the Securities and Exchange Commission

    - absence of certain changes or events

    - actions and legal proceedings

    - absence of undisclosed liabilities

    - certain contracts and arrangements

    - taxes

    - patents, trademarks and similar rights

    - disclosed information

    - employee benefit plans

    - environmental matters

    - labor matters

    - affiliate transactions

    - financial advisors

    - brokers

    - pooling of interests accounting treatment

    - insurance and risk management

    - year 2000 compliance matters

    The merger agreement also contains a representation and warranty of InaCom relating to the interim operations of InaCom Acquisition, Inc. The representations and warranties do not survive the merger.

CONDUCT OF BUSINESS PENDING THE MERGER

    Prior to the effective time, unless the other party otherwise agrees in writing, InaCom and Vanstar are to conduct, and cause each of their subsidiaries to conduct, their business only in the ordinary course consistent with past practice. Specifically, the merger agreement precludes InaCom and Vanstar from a multitude of specific corporate acts (without the consent of the other party), including the issuance of stock or options, incurring debt not in the ordinary course of business, entering into business combinations, selling material assets, declaring dividends, making capital expenditures in excess of $2,000,000, and entering into material contracts. In each case, the prohibitions are designed to ensure that Vanstar and InaCom are in generally the same condition at the time of the merger as they were at the time of execution of the merger agreement. In addition, InaCom and Vanstar are to use their reasonable best efforts to, and cause each of their officers, directors, and employees to, preserve intact their present business organization, keep available the services of their present officers and key employees and preserve their existing business relationships.

CONDITIONS TO CONSUMMATE THE MERGER

    The respective obligations of Vanstar and InaCom to consummate the merger are subject to the satisfaction or waiver of the following conditions:

    - the adoption of the merger agreement by the requisite vote of Vanstar stockholders, and the approval of the InaCom proposals by the InaCom stockholders;

    - the receipt of all necessary governmental approvals and consents;

    - the absence of any stop order suspending the effectiveness of the registration statement of which this document forms a part and proceedings initiated for that purpose by the Securities and Exchange Commission;

    - the absence of any actions of any governmental entity that has the effect of making the merger or certain voting agreements, executed in connection with the merger (see "Voting Agreements"), illegal or otherwise prohibiting consummation of the merger;

    - the approval for listing on the New York Stock Exchange of the shares of InaCom common stock to be issued in connection with the merger;

    - the receipt of a standard "comfort letter" from the other's independent public accountant; and

    - the receipt of letters by InaCom and Vanstar from KPMG Peat Marwick, LLP and Ernst & Young, LLP, respectively, regarding their concurrence as to the appropriateness of the pooling of interests accounting method.

    The obligations of InaCom and InaCom Acquisition, Inc. on the one hand and Vanstar on the other, to consummate the merger are also subject to the satisfaction at or prior to the effective time of the following additional conditions, unless waived in writing by such party:

    - the representations and warranties of the other party being true and correct in all material respects;

    - the performance by the other party in all material respects of all obligations required to be performed by it;

    - the other party having obtained any necessary non-governmental consents and approvals required to consummate the transactions contemplated by the merger agreement; and

    - the receipt of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

POOLING

    InaCom and Vanstar have each agreed to use their best efforts to cause the merger to be accounted for as a pooling of interests. Each has also agreed to not voluntarily take any action that would cause such treatment not to be obtained.

EMPLOYEE BENEFITS

    The merger agreement provides that for a one-year period following the effective time, the employees of Vanstar who remain employees of Vanstar after the merger will continue to receive employee benefits substantially comparable in the aggregate to those provided under Vanstar's employee benefit plans prior to the effective time, provided that InaCom may terminate Vanstar's employee stock purchase plan.

NO SOLICITATION

    InaCom and Vanstar have agreed that prior to the effective time, they will not, and they will use their best efforts to cause their respective affiliates, directors, officers, employees, agents or representatives not to, directly or indirectly:

    - solicit any inquiries or the making of any proposal with respect to any business combination involving either party or the acquisition of the assets or capital stock of such party or any of its subsidiaries (an "Acquisition Transaction");

    - engage in discussions with any person with respect to any Acquisition Transaction, or which may reasonably be expected to lead to a proposal for an Acquisition Transaction; or

    - enter into any agreement with respect to any Acquisition Transaction or which would require it to abandon, terminate or fail to consummate the merger.

Vanstar may prior to the adoption of the merger agreement by the Vanstar stockholders, and InaCom may, prior to the approval of the InaCom proposals by the InaCom stockholders, in response to an unsolicited written proposal from a third party setting forth a Superior Proposal (as defined below), engage in discussions with such third party, if its board of directors determines in good faith, based upon the advice of outside counsel, that such action is reasonably necessary for its board of directors to comply with its fiduciary duties under applicable law.

    A "Superior Proposal" means a bona fide, written and unsolicited proposal or offer with respect to an Acquisition Transaction on terms which the board of directors of the party receiving such proposal or offer determines in good faith (based on and consistent with the advice of independent financial advisors and outside legal counsel), would, if consummated, be more favorable over the long term from a financial point of view than the merger. In making this determination the parties have agreed to take into consideration all elements of the merger, including without limitation, the non-taxable elements of the merger, the strategic benefits anticipated to be derived from the merger and the long-term prospects of InaCom and Vanstar as a combined company.

    InaCom and Vanstar have agreed that, as of the date of the merger agreement, they, their subsidiaries and affiliates, and the respective directors, officers, employees, agents and representatives of the foregoing, will immediately cease and cause to be terminated any existing negotiations with any person conducted prior to that date with respect to any Acquisition Transaction.

THIRD-PARTY STANDSTILL AGREEMENTS

    During the period from the date of the merger agreement through the effective time, Vanstar has agreed that it will not terminate, amend, modify, or waive any provisions of any confidentiality or standstill agreement to which it or any of its subsidiaries is a party that was entered into in contemplation of discussions or negotiations regarding a possible Acquisition Transaction.

INDEMNIFICATION AND INSURANCE

    InaCom and Vanstar have agreed that all rights to indemnification now existing in favor of any employee, agent, director or officer of Vanstar and its subsidiaries, as provided in their respective certificate of incorporation or by-laws or pursuant to certain agreements, will survive the merger and will continue in full force and effect for a period of six years thereafter. The merger agreement further provides that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim will continue until final disposition of such claim.

    InaCom has also agreed that, from and after the effective time, Vanstar will obtain continuation coverage under Vanstar's existing directors and officers and Vanstar liability insurance policy to provide coverage with respect to any claims made during the six-year period following the effective time for events occurring prior to the effective time or, if substantially equivalent insurance coverage is unavailable, the best coverage available for a like premium.

AFFILIATE AGREEMENTS

    Prior to the execution of the merger agreement, Vanstar and InaCom provided each other with a list of those persons who are "affiliates" within the meaning of Securities and Exchange Commission rules. Vanstar and InaCom have each delivered to the other an executed affiliate agreement from each of its affiliates. Under these agreements, each Vanstar affiliate has agreed not to dispose of his or her shares of InaCom common stock received in the merger except pursuant to an effective registration statement or in compliance with Securities and Exchange Commission rules and each Vanstar and InaCom affiliate agreed not to dispose of his or her shares of InaCom common stock and Vanstar common stock in a manner that would preclude qualifying for pooling of interests accounting treatment. InaCom will be entitled to place appropriate legends on the certificates evidencing any InaCom common stock to be received by such Vanstar affiliates pursuant to the terms of the merger agreement, and to issue appropriate stop transfer instructions to the transfer agent for the InaCom common stock, consistent with the terms of the affiliate agreements.

INACOM'S BOARD OF DIRECTORS

    At or immediately following the effective time, InaCom will take such action as may be necessary to cause William Y. Tauscher, Chairman of the Board, Chief Executive Officer and President of Vanstar, William H. Janeway, a Warburg, Pincus Capital Company, L.P. representative and Vanstar board member, and Richard H. Bard and John R. Oltman, two additional outside Vanstar board members, to be appointed as members of the InaCom board. See "The
Merger--Interests of Certain Persons in the Merger."

VANSTAR'S TRUST CONVERTIBLE PREFERRED SECURITIES

    In October 1996, Vanstar Financing Trust (the "Issuer Trust"), a special purpose financing trust formed by Vanstar, issued 4,025,000 6 3/4% trust convertible preferred securities (having an aggregate liquidation value of $201,250,000) in an offering exempt from the registration provisions of the Securities Act of 1933. At that time, Vanstar acquired 124,484 6 3/4% trust convertible common securities from the Issuer Trust (having an aggregate liquidation value of $6,224,200). The preferred securities and the common securities represent undivided beneficial interests in the assets of the Issuer Trust, which consist solely of $207,474,200 aggregate principal amount of Vanstar's 6 3/4% convertible subordinated debentures due 2016.

    The Issuer Trust does not and will not have any independent operations. It was created for the sole and limited purpose of issuing the preferred securities and the common securities and investing the proceeds thereof in the Vanstar debentures. In brief, Vanstar is obligated to make all payments of funds due under the Vanstar debentures which, in turn, will be promptly remitted to the holders of the preferred securities and the common securities in the form of a quarterly dividend. To the extent that the Issuer Trust receives payments on the Vanstar debentures, but does not, for whatever reason, pass the full amount on to the holders of the preferred securities and common securities, Vanstar will be fully bound to pay directly any amount not so passed on. The Issuer Trust and the preferred securities exist simply to finance the operations of Vanstar and its consolidated subsidiaries. At the date hereof, no preferred securities have been converted into shares of Vanstar common stock.

    As a result of the merger, InaCom will become obligated under the terms of the Vanstar debentures and will thereafter ensure the quarterly dividend payments of the preferred securities. In addition, after the merger, each of the preferred securities will entitle the holders thereof to purchase from InaCom that number of shares of InaCom common stock that equals the exchange ratio multiplied by 1.739 (the conversion ratio previously applicable to the preferred securities). The following chart demonstrates the manner in which preferred securities will be treated in the merger:

                                                  VANSTAR TRUST CONVERTIBLE PREFERRED SECURITIES
                                       --------------------------------------------------------------------
                                                  PRE-MERGER                         POST-MERGER
                                       ---------------------------------  ---------------------------------
Dividend rate........................      6 3/4%, payable quarterly          6 3/4%, payable quarterly
Exercisable for......................        Vanstar common stock                InaCom common stock
Conversion ratio.....................     1.739 shares of common per         1.113 shares of common per
                                              preferred security                 preferred security
Conversion price.....................  $ 28.75 per preferred security     $ 44.92 per preferred security

    Also as a result of the merger, InaCom and Vanstar will take all necessary steps to ensure that substitute company trustees acceptable to InaCom are appointed by Vanstar in replacement of current company trustees to the Issuer Trust and that all additional actions are taken in order to ensure compliance with the documents underlying the preferred securities and the Vanstar debentures.
    As indicated above under "Risk Factors--The merger may cause significant debt obligations to become immediately payable," certain of the companies debt obligations contain cross-default provisions and may become due and payable upon the default of one or more other debt obligations. Vanstar's 6 3/4% convertible subordinated debentures contain such a provision and could become due and payable if Vanstar (or InaCom after the merger) defaults on any obligation for borrowed money in excess of $20.0 million.

TERMINATION

    The merger agreement may be terminated, at any time in the following situations:

    - By mutual written consent of InaCom and Vanstar;

    - By either InaCom or Vanstar, if (1) the merger is not consummated on or before March 31, 1999; (2) the Vanstar stockholders do not adopt the merger agreement or (3) the InaCom stockholders do not approve the InaCom proposals;

    - By either InaCom or Vanstar, if any permanent injunction, order, decree or ruling by any governmental entity preventing the consummation of the merger becomes final; provided, however, that the party seeking to terminate the merger agreement must have used reasonable best efforts to remove such injunction or overturn such action;

    - By InaCom, if (1) there has been a material breach of the representations or warranties, covenants or agreements of Vanstar set forth in the merger agreement, which is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by InaCom to Vanstar, or
      (2) the Vanstar board;

     - fails to convene a meeting of the Vanstar stockholders to adopt the merger agreement on or before March 15, 1999, or postpones the date scheduled for the Vanstar special meeting beyond that date;

     - fails to recommend the adoption of the merger agreement and the merger to the Vanstar stockholders; or

     - withdraws or amends or modifies in a manner adverse to InaCom its recommendation or approval in respect of the merger agreement or the merger or fails to reconfirm such recommendation within two business days of a written request for such confirmation by InaCom;

    - By Vanstar, if the Vanstar board reasonably determines that a proposal for an Acquisition Transaction constitutes a Superior Proposal; provided, however, that Vanstar may not terminate the merger agreement on this basis unless (1) three business days shall have elapsed after delivery to InaCom of a written notice of such determination by the Vanstar board and, during such three business day period, Vanstar shall have informed InaCom of the terms and conditions of such proposal for an Acquisition Transaction and the identity of the person or group making such proposal for an Acquisition Transaction, and (2) at the end of such three business day period, the Vanstar board believes that such Superior Proposal is superior to the transaction contemplated under the merger agreement;

    - By Vanstar, if (1) there has been a material breach of any of the representations or warranties, covenants or agreements of InaCom in the merger agreement which is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Vanstar to InaCom, or (2) the InaCom board;

     - fails to convene the InaCom special meeting to approve the InaCom proposals on or before March 15, 1999, or postpones the date scheduled for the InaCom special meeting beyond that date;

     - fails to recommend the approval of the InaCom proposals; or

     - withdraws or amends or modifies in a manner adverse to Vanstar its recommendation of the InaCom proposal or fails to reconfirm such recommendation within two business days of a written request for such confirmation by Vanstar.

FEES AND EXPENSES; EFFECT OF TERMINATION

    Each of Vanstar and InaCom will bear its own costs and expenses in connection with the merger agreement and the transactions contemplated thereby, except that expenses incurred in connection with printing, filing and mailing this document will be shared equally by InaCom and Vanstar.

    The merger agreement also provides for the payment of the following amounts upon termination of the merger agreement:

    - If InaCom or Vanstar terminates the merger agreement as a result of the InaCom stockholders failing to approve the InaCom proposals by the requisite vote at an InaCom stockholders' meeting then, InaCom is obligated to pay Vanstar a termination fee of $12 million; such fee shall increase to $18 million, if within twelve months after the date of such termination InaCom either consummates an Acquisition Transaction or enters into an agreement with respect to an Acquisition Transaction that is subsequently consummated;

    - If Vanstar terminates the merger agreement as a result of the InaCom board failing to convene an InaCom stockholders' meeting to approve the InaCom proposals on or before March 15, 1999 or failing to recommend the InaCom proposals or withdrawing or amending or modifying in a manner adverse to Vanstar such recommendation or failing to reconfirm such recommendation within two business days of the written request for such confirmation by Vanstar, then InaCom is obligated to pay Vanstar a termination fee of $18 million;

    - If InaCom or Vanstar terminates the merger agreement as a result of the Vanstar stockholders failing to approve the merger agreement by the requisite vote at a Vanstar stockholders' meeting then, Vanstar is obligated to pay InaCom a termination fee of $12 million; such fee shall increase to $18 million, if within twelve months after the date of such termination Vanstar either consummates an Acquisition Transaction or enters into an agreement with respect to an Acquisition Transaction that is subsequently consummated;

    - If InaCom terminates the merger agreement as a result of the Vanstar board failing to convene a Vanstar stockholders' meeting to approve the merger agreement on or before March 15, 1999 or failing to recommend the adoption of the merger agreement and the merger to the Vanstar stockholders, or withdrawing or amending or modifying in a manner adverse to InaCom its recommendation or approval in respect of the merger agreement or the merger or failing to reconfirm such recommendation within two business days of the written request for such confirmation by InaCom, then Vanstar is obligated to pay InaCom a termination fee of $18 million;

    - If Vanstar terminates the merger agreement as the result of the Vanstar board determining that a proposal for an Acquisition Transaction constitutes a Superior Proposal and within twelve months of such termination, Vanstar either consummates an Acquisition Transaction or enters into an agreement with respect to an Acquisition Transaction that is subsequently consummated, Vanstar will pay InaCom a termination fee of $18 million; and

    - If InaCom or Vanstar terminates the merger agreement as a result of the occurrence of a material breach of any of the representations, warranties, covenants, or agreements of the other party, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the terminating party to such other party, then, in any such case, the non-terminating party shall reimburse the terminating party the actual expenses incurred by the terminating party in connection with the transaction contemplated by the merger agreement in an amount up to $7 million.

    If an event occurs that would require a party to make payments in more than one of the situations noted above, only the situation requiring the larger payment will apply. Furthermore, in no event will either party be required to make a payment to the extent such payment, together with cumulative net proceeds from the sale or transfer of the other party's common stock received in connection with the exercise of an option granted in connection with the execution of the merger agreement (See "Stock Option Agreements"), exceeds $18 million.

AMENDMENT AND MODIFICATION

    The merger agreement may be amended, modified or supplemented at any time prior to the effective time only by written agreement of InaCom, InaCom Acquisition, Inc. and Vanstar. After adoption of the merger agreement by the stockholders of Vanstar, however, no such amendment, modification or supplementation will be made which under applicable law requires the approval of such stockholders, without the further approval of such stockholders.

WAIVER

    At any time prior to the effective time of the merger, InaCom or Vanstar may:

    - extend the time for the performance of any of the obligations or other acts of the other;

    - waive any inaccuracies in the representations and warranties of the other contained in the merger agreement or in any documents delivered pursuant thereto; and

    - waive compliance by the other with any of the agreements or conditions contained in the merger agreement which may legally be waived.

Any such extension or waiver will be valid only if set forth in a written instrument specifically referring to the merger agreement and signed on behalf of such party.

                            STOCK OPTION AGREEMENTS

    In connection with the execution of the merger agreement, InaCom and Vanstar entered into the InaCom stock option agreement and the Vanstar stock option agreement each dated as of October 8, 1998, as described below.

    Each of InaCom and Vanstar, as a grantor ("Grantor"), has granted to the other as grantee ("Grantee"), an irrevocable option to purchase a number of shares of the Grantor's common stock equal to 19.9% of the Grantor's common stock outstanding on October 8, 1998 (the "Grantor Option") in connection with, and as inducements to, the execution and delivery of the merger agreement. The exercise price of the Grantor Option granted by Vanstar to InaCom is $9 1/8 per share and the number of shares subject to such Grantor Option is 8,709,623 shares of Vanstar common stock. The exercise price of the Grantor Option granted by InaCom to Vanstar is $17 3/8 per share and the number of shares subject to such Grantor Option is 3,336,689 shares of InaCom common stock.

TRIGGER EVENTS

    The options are exercisable only upon the occurrence of all of the following events:

    - the merger agreement is terminated and, as a result of such termination, a fee is payable by Grantor to Grantee pursuant to the merger agreement;

    - prior to such termination a proposal for an Acquisition Transaction is made for Grantor by a third party; and

    - either prior to, or within 12 months following such termination, the stockholders of Grantor approve that Acquisition Transaction.

TERM OF THE OPTIONS

    The options remain in effect until the earliest to occur of:

    - the effective time;

    - the date on which the merger agreement is properly terminated except when a termination fee is payable by Grantor to Grantee pursuant to the merger agreement and prior to such termination, a proposal for an Acquisition Transaction is made for Grantor by a third party; and

    - 13 months after the merger agreement is terminated.

    The exercise period of the option may be extended if the option is not exercisable by reason of certain governmental judgments, decrees, orders, laws or regulations.

FIRST REFUSAL RIGHTS OF THE GRANTOR

    The stock option agreements give the Grantor the right of first refusal to purchase shares of Grantor common stock acquired by the Grantee upon the exercise of the Grantor Option at the price and on the terms offered by a third party for such shares.

REPURCHASE RIGHTS OF THE GRANTOR AND GRANTEE

    The Grantor may also at any time repurchase, or the Grantee may require the repurchase of, the Grantor Option (during the time the Grantor Option is exercisable) or the shares issued upon the exercise of the Grantor Option. Subject to the profit limitations described below, the repurchase price of the Grantor Option will equal the difference between the exercise price of the Grantor Option and the market price of the underlying shares. Subject to the profit limitations described below, the repurchase price of the shares acquired upon the exercise of Grantor Options will be based on an average of sale prices on the New York Stock Exchange, or, in the event of an acquisition proposal for the Grantor, the highest price to be paid per share in the acquisition proposal.

PROFIT LIMITATION

    The maximum aggregate amount of profit that can be realized by a Grantee pursuant to the applicable stock option agreement upon a transfer of the Grantor Option or the shares issued upon the exercise of a Grantor Option will not exceed $18 million less the amount of termination fees paid by Grantor to Grantee pursuant to the merger agreement.

ADJUSTMENT AND REGISTRATION PROVISIONS

    The stock option agreements contain provisions governing the procedure for exercise of the options and payment for the shares purchased upon such exercise and other provisions that adjust the number of shares and the exercise price upon the occurrence of certain events, such as stock dividends, stock splits, reclassifications, mergers (other than the merger), combinations and recapitalizations, exchange of shares or similar transactions.

    The stock option agreements also contain provisions obligating the Grantor to register the offering, sale and delivery by Grantee of shares of Grantor common stock acquired by it pursuant to the exercise of the Grantor Option under the Securities Act of 1933.

                               VOTING AGREEMENTS

    In connection with the execution of the merger agreement, InaCom and Vanstar entered into separate voting agreements with certain of their stockholders, as described below. As of the Vanstar record date, such Vanstar stockholders owned 18,800,039 shares of Vanstar common stock, representing approximately 43% of the voting power of the outstanding Vanstar common stock. As of the InaCom record date, such InaCom stockholders owned 351,244 shares of InaCom common stock, representing approximately 2% of the voting power of the outstanding InaCom common stock.

WARBURG VOTING AGREEMENT

    Warburg, holder of approximately 38% of the outstanding Vanstar common stock, entered into a voting agreement with InaCom and Vanstar and (1) agreed to revoke any and all previous proxies with respect to its shares of Vanstar common stock; (2) irrevocably agreed to vote and otherwise act, with respect to all of its shares of Vanstar common stock, for the adoption of the merger agreement, all agreements related to the merger and any actions related thereto, at any meeting or meetings of the Vanstar stockholders at which the merger agreement and other related agreements or such other actions are submitted for the consideration and vote of the Vanstar stockholders; and (3) at InaCom's request Warburg will deliver to InaCom an irrevocable proxy granting to InaCom or its designee a proxy to vote the shares of Vanstar common stock in accordance with the terms of the voting agreement. The voting agreement terminates on the earlier of (1) the effective time or (2) the termination of the merger agreement in accordance with its terms.

    Under the voting agreement, Warburg executed an affiliate agreement and agreed that it will not transfer any of its shares of Vanstar common stock or enter into any contract or agreement with respect to such shares or take any other action with respect thereto which would constitute a violation of the voting agreement.

    Warburg has further agreed, in its capacity as a Vanstar stockholder, that, prior to the effective time, it will not directly or indirectly (1) solicit or initiate any inquiries or the making of any proposal with respect to any Acquisition Transaction involving Vanstar including the shares owned by Warburg or (2) negotiate or otherwise engage in discussions with any person (other than InaCom and its representatives) with respect to, or which may reasonably be expected to lead to a proposal for, any Acquisition Transaction, or enter into any agreement, arrangement or understanding with respect to any such Acquisition Transaction or which would require InaCom to abandon, terminate or fail to consummate the merger or require Warburg to abandon, terminate or fail to perform its obligations under the voting agreement.

VOTING AGREEMENTS OF VANSTAR DIRECTORS

    The directors of Vanstar, holders of approximately 5% of the outstanding Vanstar common stock, entered into voting agreements with InaCom and Vanstar. Similar to the voting agreement entered into by Warburg, each Vanstar director agreed to vote all of his or her Vanstar common stock for the approval and adoption of the merger agreement. At InaCom's request, the Vanstar directors will deliver to InaCom an irrevocable proxy to vote the shares of Vanstar common stock owned by them in accordance with the terms of the voting agreements. The voting agreements will terminate on the earlier of (1) the effective time of the merger or (2) the termination of the merger agreement in accordance with its terms.

VOTING AGREEMENTS OF INACOM DIRECTORS

    The directors of InaCom, holders of approximately 2% of the outstanding InaCom common stock, entered into voting agreements with InaCom and Vanstar. Under the voting agreements, each InaCom director agreed to vote all of his or her InaCom common stock for the approval and adoption of the InaCom proposals. At Vanstar's request, the InaCom directors will deliver to Vanstar an irrevocable proxy to vote the shares of InaCom common stock owned by them in accordance with the terms of the voting agreements. The voting agreements will terminate on the earlier of (1) the effective time of the merger or (2) the termination of the merger agreement in accordance with its terms.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The unaudited pro forma combined financial statements are based on the historical consolidated financial statements of InaCom and Vanstar and give effect to the merger as a pooling of interests. The unaudited pro forma combined statements of operations for the first nine months of fiscal years 1998 and 1997 and for fiscal years ended December 1997, 1996 and 1995 assume that the merger had been consummated as of the beginning of the earliest period presented. The unaudited pro forma combined balance sheet data assume that the merger had been consummated on September 26, 1998 with respect to InaCom and October 31, 1998 with respect to Vanstar. InaCom's fiscal years ended on December 27, 1997, December 28, 1996 and December 30, 1995; Vanstar's fiscal years ended on April 30, 1998, 1997 and 1996. InaCom's financial reporting period will be adopted by the combined entity. For purposes of the Unaudited Pro Forma Combined Statements of Operations, Vanstar's fiscal year end has been adjusted to conform with Regulation S-X of the Securities and Exchange Commission. For purposes of presenting unaudited pro forma combined financial statements, Vanstar's fiscal year end has been adjusted to January 31 by including the reported financial statements for the quarter ended January 31 and the three previous quarters ended October 31, July 31 and April 30. Vanstar's nine month financial statements have been adjusted to include reported financial data for quarters ended October 31, July 31 and April 30. The unaudited pro forma adjustments described in the accompanying notes are based upon preliminary estimates and certain assumptions that the managements of InaCom and Vanstar believe are reasonable.

    InaCom and Vanstar have significant debt obligations that will be affected by the merger. Holders of the debentures issued by InaCom can require InaCom to repurchase the debentures. All amounts outstanding under InaCom's and Vanstar's credit facilities and trade receivables financing facilities will be accelerated and immediately due, unless Vanstar or InaCom receive written waivers from the parties to those agreements. InaCom intends to seek consents from the holders of such debt obligations and in the event consents are not available or not obtained, InaCom intends to refinance these obligations if necessary. If InaCom is able to refinance these obligations, any new arrangements may carry higher interest rates than the original obligations and could contain terms and conditions less favorable to InaCom than those contained in the original obligations. Any inability of InaCom to obtain any required refinancing could result in defaults under one or more of its major debt obligations, which would have a material adverse effect on InaCom.

    The unaudited pro forma financial statements are not necessarily indicative of actual or future financial position or results of operations that would have or will occur upon consummation of the merger, and should be read in conjunction with the audited and unaudited historical consolidated financial statements, including the notes thereto, of InaCom and Vanstar incorporated by reference in this document. See "Additional Information."

                                  INACOM CORP.
                              VANSTAR CORPORATION
              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   INACOM             VANSTAR                PRO FORMA
                                             NINE MONTHS ENDED   NINE MONTHS ENDED   -------------------------
                                             SEPTEMBER 26, 1998   OCTOBER 31, 1998   ADJUSTMENTS    COMBINED
                                             ------------------  ------------------  -----------  ------------
Revenues:
  Computer products........................     $  2,850,513        $  1,604,557      $  --       $  4,455,070
  Computer services........................          254,840             367,055         --            621,895
  Communications products and services.....           96,057             --              --             96,057
                                             ------------------  ------------------  -----------  ------------
                                                   3,201,410           1,971,612         --          5,173,022
                                             ------------------  ------------------  -----------  ------------
Direct costs:
  Computer products........................        2,698,304           1,459,699         --          4,158,003
  Computer services........................          151,985             221,218         --            373,203
  Communications products and services.....           78,291             --              --             78,291
                                             ------------------  ------------------  -----------  ------------
                                                   2,928,580           1,680,917         --          4,609,497
                                             ------------------  ------------------  -----------  ------------
Gross margin...............................          272,830             290,695         --            563,525
Selling, general and administrative
  expenses.................................          192,911             287,367         --            480,278
Restructuring charges......................          --                   12,009         --             12,009
                                             ------------------  ------------------  -----------  ------------
Operating income (loss)....................           79,919              (8,681)        --             71,238
Financing expense, net.....................           25,685              25,685         --             51,370
                                             ------------------  ------------------  -----------  ------------
Earnings (loss) before income taxes........           54,234             (34,366)        --             19,868
Income tax expense (benefit)...............           22,308              (2,370)        --             19,938
                                             ------------------  ------------------  -----------  ------------
Income (loss) before distributions on
  preferred securities of Trust............           31,926             (31,996)        --                (70)
Distributions on convertible preferred
  securities...............................          --                    6,686         --              6,686
                                             ------------------  ------------------  -----------  ------------
Net earnings (loss)........................     $     31,926        $    (38,682)     $  --       $     (6,756)
                                             ------------------  ------------------  -----------  ------------
                                             ------------------  ------------------  -----------  ------------
Earnings (loss) per share:
  Basic....................................     $       2.02        $      (0.89)     $  --       $      (0.15)
  Diluted..................................     $       1.71        $      (0.89)     $  --       $      (0.15)
                                             ------------------  ------------------  -----------  ------------
                                             ------------------  ------------------  -----------  ------------
Common shares and equivalents outstanding:
  Basic....................................           15,800              43,519        (15,619)(6)       43,700
  Diluted..................................           20,500              43,519        (20,319)(6)       43,700
                                             ------------------  ------------------  -----------  ------------
                                             ------------------  ------------------  -----------  ------------

   See notes to unaudited pro forma combined financial statements on page 69.

                                  INACOM CORP.
                              VANSTAR CORPORATION
              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   INACOM             VANSTAR                PRO FORMA
                                             NINE MONTHS ENDED   NINE MONTHS ENDED   -------------------------
                                             SEPTEMBER 27, 1997   OCTOBER 31, 1997   ADJUSTMENTS    COMBINED
                                             ------------------  ------------------  -----------  ------------
Revenues:
  Computer products........................     $  2,579,066        $  1,663,804      $  --       $  4,242,870
  Computer services........................          173,872             306,780         --            480,652
  Communications products and services.....           74,300             --              --             74,300
                                             ------------------  ------------------  -----------  ------------
                                                   2,827,238           1,970,584         --          4,797,822
                                             ------------------  ------------------  -----------  ------------
Direct costs:
  Computer products........................        2,436,639           1,502,623         --          3,939,262
  Computer services........................           96,783             191,836         --            288,619
  Communications products and services.....           57,819             --              --             57,819
                                             ------------------  ------------------  -----------  ------------
                                                   2,591,241           1,694,459         --          4,285,700
                                             ------------------  ------------------  -----------  ------------
Gross margin...............................          235,997             276,125         --            512,122
Selling, general and administrative
  expenses.................................          181,822             222,119         --            403,941
                                             ------------------  ------------------  -----------  ------------
Operating income...........................           54,175              54,006         --            108,181
Financing expense, net.....................           21,673              16,230         --             37,903
                                             ------------------  ------------------  -----------  ------------
Earnings before income taxes...............           32,502              37,776         --             70,278
Income tax expense.........................           13,319              13,600         --             26,919
                                             ------------------  ------------------  -----------  ------------
Income before distributions on preferred
  securities of Trust......................           19,183              24,176         --             43,359
Distribution on convertible preferred
  securities...............................          --                    6,684         --              6,684
                                             ------------------  ------------------  -----------  ------------
Net earnings...............................     $     19,183        $     17,492      $  --       $     36,675
                                             ------------------  ------------------  -----------  ------------
                                             ------------------  ------------------  -----------  ------------
Earnings per share:
  Basic....................................     $       1.68        $       0.41      $  --       $       0.94
  Diluted..................................     $       1.49        $       0.40      $  --       $       0.90
                                             ------------------  ------------------  -----------  ------------
                                             ------------------  ------------------  -----------  ------------
Common shares and equivalents outstanding:
  Basic....................................           11,400              42,949        (15,449)(6)       38,900
  Diluted..................................           13,900              44,147        (15,847)(6)       42,200
                                             ------------------  ------------------  -----------  ------------
                                             ------------------  ------------------  -----------  ------------

   See notes to unaudited pro forma combined financial statements on page 69.

                                  INACOM CORP.
                              VANSTAR CORPORATION
              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            INACOM       VANSTAR
                                                          YEAR ENDED    YEAR ENDED           PRO FORMA
                                                           DEC. 27,      JAN. 31,    -------------------------
                                                             1997          1998      ADJUSTMENTS    COMBINED
                                                         ------------  ------------  -----------  ------------
Revenues:
  Computer products....................................   $3,547,732    $2,239,410    $  --       $  5,787,142
  Computer services....................................      247,243       434,538       --            681,781
  Communications products and services.................      101,327        --           --            101,327
                                                         ------------  ------------  -----------  ------------
                                                           3,896,302     2,673,948       --          6,570,250
                                                         ------------  ------------  -----------  ------------
Direct costs:
  Computer products....................................    3,354,786     2,022,068       --          5,376,854
  Computer services....................................      133,432       269,249       --            402,681
  Communications products and services.................       79,092        --           --             79,092
                                                         ------------  ------------  -----------  ------------
                                                           3,567,310     2,291,317       --          5,858,627
                                                         ------------  ------------  -----------  ------------
Gross margin...........................................      328,992       382,631       --            711,623
Selling, general and administrative expenses...........      250,097       299,981       --            550,078
                                                         ------------  ------------  -----------  ------------
Operating income.......................................       78,895        82,650       --            161,545
Financing expense, net.................................       29,024        25,053       --             54,077
                                                         ------------  ------------  -----------  ------------
Earnings before income taxes...........................       49,871        57,597       --            107,468
Income tax expense.....................................       20,415        20,736       --             41,151
                                                         ------------  ------------  -----------  ------------
Income before distributions on preferred securities of
  Trust................................................       29,456        36,861       --             66,317
Distributions on convertible preferred securities......       --             8,912       --              8,912
                                                         ------------  ------------  -----------  ------------
Net earnings...........................................   $   29,456    $   27,949    $  --       $     57,405
                                                         ------------  ------------  -----------  ------------
                                                         ------------  ------------  -----------  ------------
Earnings per share:
  Basic................................................   $     2.48    $     0.65    $  --       $       1.46
  Diluted..............................................   $     2.17    $     0.63    $  --       $       1.39
                                                         ------------  ------------  -----------  ------------
                                                         ------------  ------------  -----------  ------------
Common shares and equivalents outstanding:
  Basic................................................       11,900        43,027      (15,527)(6)       39,400
  Diluted..............................................       14,600        44,240      (15,940)(6)       42,900
                                                         ------------  ------------  -----------  ------------
                                                         ------------  ------------  -----------  ------------

   See notes to unaudited pro forma combined financial statements on page 69.

                                  INACOM CORP.
                              VANSTAR CORPORATION
              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           INACOM       VANSTAR
                                                         YEAR ENDED    YEAR ENDED           PRO FORMA
                                                          DEC. 28,      JAN. 31,    -------------------------
                                                            1996          1997      ADJUSTMENTS    COMBINED
                                                        ------------  ------------  -----------  ------------
Revenues:
  Computer products...................................   $2,885,019   $  1,849,151   $  --       $  4,734,170
  Computer services...................................      136,888        329,426      --            466,314
  Communications products and services................       80,148        --           --             80,148
                                                        ------------  ------------  -----------  ------------
                                                          3,102,055      2,178,577      --          5,280,632
                                                        ------------  ------------  -----------  ------------

Direct costs:
  Computer products...................................    2,722,368      1,666,565      --          4,388,933
  Computer services...................................       76,243        196,606      --            272,849
  Communications products and services................       62,668        --           --             62,668
                                                        ------------  ------------  -----------  ------------
                                                          2,861,279      1,863,171      --          4,724,450
                                                        ------------  ------------  -----------  ------------

Gross margin..........................................      240,776        315,406      --            556,182
Selling, general and administrative expenses..........      188,652        223,807      --            412,459
                                                        ------------  ------------  -----------  ------------

Operating income......................................       52,124         91,599      --            143,723
Financing expense, net................................       20,405         18,597      --             39,002
                                                        ------------  ------------  -----------  ------------

Earnings before income taxes..........................       31,719         73,002      --            104,721
Income tax expense....................................       12,986         26,493      --             39,479
                                                        ------------  ------------  -----------  ------------

Income before distributions on preferred securities of
  Trust...............................................       18,733         46,509      --             65,242
Distributions on convertible preferred securities.....       --              2,916      --              2,916
                                                        ------------  ------------  -----------  ------------

Net earnings..........................................   $   18,733   $     43,593   $  --       $     62,326
                                                        ------------  ------------  -----------  ------------
                                                        ------------  ------------  -----------  ------------

Earnings per share:
  Basic...............................................   $     1.80   $       1.06   $  --       $       1.70
  Diluted.............................................   $     1.66   $       1.02   $  --       $       1.62
                                                        ------------  ------------  -----------  ------------
                                                        ------------  ------------  -----------  ------------

Common shares and equivalents outstanding:
  Basic...............................................       10,400         40,970     (14,770)(6)       36,600
  Diluted.............................................       11,900         42,573     (15,373)(6)       39,100
                                                        ------------  ------------  -----------  ------------
                                                        ------------  ------------  -----------  ------------

   See notes to unaudited pro forma combined financial statements on page 69.

                                  INACOM CORP.
                              VANSTAR CORPORATION
              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           INACOM       VANSTAR
                                                         YEAR ENDED    YEAR ENDED           PRO FORMA
                                                          DEC. 30,      JAN. 31,    -------------------------
                                                            1995          1996      ADJUSTMENTS    COMBINED
                                                        ------------  ------------  -----------  ------------
Revenues:
  Computer products...................................   $2,047,215   $  1,541,241   $  --       $  3,588,456
  Computer services...................................       95,476        237,371      --            332,847
  Communications products and services................       57,653        --           --             57,653
                                                        ------------  ------------  -----------  ------------
                                                          2,200,344      1,778,612      --          3,978,956
                                                        ------------  ------------  -----------  ------------

Direct costs:
  Computer products...................................    1,924,829      1,397,095      --          3,321,924
  Computer services...................................       27,877        131,830      --            159,707
  Communications products and services................       43,832        --           --             43,832
                                                        ------------  ------------  -----------  ------------
                                                          1,996,538      1,528,925      --          3,525,463
                                                        ------------  ------------  -----------  ------------

Gross margin..........................................      203,806        249,687      --            453,493
Selling, general and administrative expenses..........      169,338        230,105      --            399,443
                                                        ------------  ------------  -----------  ------------

Operating income......................................       34,468         19,582      --             54,050
Financing expense, net................................       14,635         32,592      --             47,227
                                                        ------------  ------------  -----------  ------------

Earnings (loss) before income taxes...................       19,833        (13,010)     --              6,823
Income tax expense (benefit)..........................        8,126         (4,872)     --              3,254
                                                        ------------  ------------  -----------  ------------

Income (loss) from continuing operations..............       11,707         (8,138)     --              3,569
Gain on disposal of discontinued businesses...........       --              9,194      --              9,194
                                                        ------------  ------------  -----------  ------------

Net earnings..........................................   $   11,707   $      1,056   $  --       $     12,763
                                                        ------------  ------------  -----------  ------------
                                                        ------------  ------------  -----------  ------------
Earnings (loss) per share:
  Basic
    Continuing Operations.............................   $     1.17   $      (0.25)  $  --       $       0.12
    Discontinued Operations...........................       --               0.28      --               0.30
                                                        ------------  ------------  -----------  ------------
      Total...........................................   $     1.17   $       0.03   $  --       $       0.41
                                                        ------------  ------------  -----------  ------------
                                                        ------------  ------------  -----------  ------------

  Diluted
    Continuing Operations.............................   $     1.16   $      (0.25)  $  --       $       0.11
    Discontinued Operations...........................       --               0.28      --               0.30
                                                        ------------  ------------  -----------  ------------
      Total...........................................   $     1.16   $       0.03   $  --       $       0.41
                                                        ------------  ------------  -----------  ------------
                                                        ------------  ------------  -----------  ------------

Common shares and equivalents outstanding:
  Basic...............................................       10,000         32,503     (11,703)(6)       30,800
  Diluted.............................................       10,100         32,828     (11,828)(6)       31,100
                                                        ------------  ------------  -----------  ------------
                                                        ------------  ------------  -----------  ------------

   See notes to unaudited pro forma combined financial statements on page 69.

                                  INACOM CORP.
                              VANSTAR CORPORATION
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                          INACOM        VANSTAR             PRO FORMA
                                                         SEPT. 26,      OCT. 31,    -------------------------
                                                           1998           1998      ADJUSTMENTS    COMBINED
                                                       -------------  ------------  -----------  ------------
Current assets:
  Cash and cash equivalents..........................   $    30,271    $   11,112    $  --       $     41,383
  Accounts receivable, net...........................       424,429       289,174       --            713,603
  Inventories........................................       336,205       231,726       --            567,931
  Other current assets...............................        22,408        31,101       34,580(2)       88,089
                                                       -------------  ------------  -----------  ------------
    Total current assets.............................       813,313       563,113       34,580      1,411,006
                                                       -------------  ------------  -----------  ------------
Other assets, net....................................        36,492        63,010       (4,400)(2)       95,102
Cost in excess of net assets of businesses acquired,
  net of accumulated amortization....................       214,258       103,987       --            318,245
Property and equipment, net..........................        94,583        51,572       (8,000)(2)      138,155
                                                       -------------  ------------  -----------  ------------
                                                        $ 1,158,646    $  781,682    $  22,180   $  1,962,508
                                                       -------------  ------------  -----------  ------------
                                                       -------------  ------------  -----------  ------------

                   LIABILITIES AND
                STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable...................................   $   399,809    $  165,476    $  --       $    565,285
  Short-term borrowings and current maturities of
    long-term debt...................................       105,000       168,701      141,500(4)      415,201
  Deferred revenue...................................       --             41,032       --             41,032
  Other current liabilities..........................        94,150        50,399      117,000(2)      261,549
                                                       -------------  ------------  -----------  ------------
    Total current liabilities........................       598,959       425,608      258,500      1,283,067
                                                       -------------  ------------  -----------  ------------
Convertible subordinated debentures and
  long-term debt, less current maturities............       141,500           581     (141,500)(4)          581

Other long-term liabilities..........................         3,986         1,230       --              5,216
Vanstar-obligated mandatorily redeemable convertible
  preferred securities of subsidiary Trust holding
  solely convertible subordinated debt securities of
  Vanstar............................................       --            194,915       --            194,915

Stockholders' equity:
  Capital stock:
  Class A preferred stock of $1 par value, Authorized
    1,000,000 shares; none issued....................       --             --           --            --
Common Stock.........................................         1,677            44       --              1,721
Additional paid-in capital...........................       274,866       134,939       --            409,805
Retained earnings....................................       138,989        27,027      (94,820)(2)       71,196
Accumulated other comprehensive loss.................       --             (2,662)      --             (2,662)
                                                       -------------  ------------  -----------  ------------
                                                            415,532       159,348      (94,820)       480,060
Less unearned restricted stock.......................        (1,331)       --           --             (1,331)
                                                       -------------  ------------  -----------  ------------
    Total stockholders' equity.......................       414,201       159,348      (94,820)       478,729
                                                       -------------  ------------  -----------  ------------
                                                        $ 1,158,646    $  781,682    $  22,180   $  1,962,508
                                                       -------------  ------------  -----------  ------------
                                                       -------------  ------------  -----------  ------------

   See notes to unaudited pro forma combined financial statements on page 69.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1--BASIS OF PRESENTATION

    On October 8, 1998, InaCom, Vanstar and a wholly-owned subsidiary of InaCom entered into the agreement providing for the merger. As a result of the merger, each of the then-outstanding shares of Vanstar common stock would be converted into the right to receive .64 shares of InaCom common stock.

    The unaudited pro forma combined financial statements have been prepared assuming that the merger will be accounted for under the "pooling of interests" method of accounting. Under this method of accounting, the assets and liabilities of InaCom and Vanstar will be combined based on the respective carrying values of the accounts in the historical financial statements of each entity. Results of operations of the combined company will include income of InaCom and Vanstar for the entire fiscal period in which the combination occurs and the historical results of operations of the separate companies for fiscal years prior to the merger will be combined and reported as the results of operations of the combined company.

    InaCom's fiscal years ended on December 27, 1997, December 28, 1996 and December 30, 1995; Vanstar's fiscal years ended on April 30, 1998, 1997 and 1996. InaCom's financial reporting period will be adopted by the combined entity. For purposes of the Unaudited Pro Forma Combined Condensed Statements of Operations, Vanstar's fiscal year end has been adjusted to conform with Regulation S-X. For purposes of presenting unaudited pro forma combined financial data, Vanstar's fiscal year end has been adjusted to January 31 by including the reported financial data for the quarter ending January 31 and the three previous quarters ending October 31, July 31 and April 30. Vanstar's nine month financial data has been adjusted to include reported financial data for quarters ending October 31, July 31 and April 30. The Unaudited Pro Forma Combined Condensed Balance Sheet assumes that the merger had been consummated as of September 26, 1998 with respect to InaCom and October 31, 1998 with respect to Vanstar.

NOTE 2--ADJUSTMENTS TO RECORD MERGER-RELATED CHARGES

    InaCom expects to record a material pre-tax charge following consummation of the merger to cover (1) the direct costs of the merger (including the fees of financial advisors, legal counsel and independent auditors), (2) the cost of integrating certain aspects of the businesses of InaCom and Vanstar, (3) the cost of canceling certain purchase commitments, (4) the costs of employee terminations and facility expenses to eliminate duplicative functions and locations and (5) other merger-related items. This pre-tax charge is estimated to be in the range of $120 to $155 million. The after-tax impact of this charge is estimated to be in the range of $83 to $107 million, and the midpoint of this range has been charged to Retained Earnings in the foregoing Unaudited Pro Forma Combined Condensed Balance Sheet. The estimated charges and nature of the costs included therein as well as the periods in which these costs are recorded are subject to change as InaCom's integration plan is more fully developed and more accurate estimates become available.

NOTE 3--COMBINED COMPANY ALIGNMENT AND RESTRUCTURING CHARGES

    In connection with the implementation of the merger, InaCom expects to continue an assessment and study of assets and resources required to carry out business objectives and plans. In addition to the merger-related charges described in Note 2, following the closing InaCom expects to incur costs to align the combined company operations to meet the changing conditions of the industry, principally the evolution of a "build-to-order" model. These actions could lead to additional costs from the combined company's efforts to reduce inventory levels due to changes in vendor and customer programs. The additional costs related to the integration and alignment of the combined company are preliminarily estimated to be from $40 to $80 million, on a pre-tax basis. These amounts and the nature of the costs included therein, as well as the period in which these costs are recorded, cannot be determined until InaCom's integration plans are more fully developed and implemented and more accurate estimates become available. These additional pre-tax charges are not reflected in the unaudited pro forma financial statements included herein.

    Not included in the merger-related charges described in Note 2 and the preliminary estimate of costs related to the integration and alignment of the combined company stated above, are the restructuring and unusual pre-tax charges of $45.3 million that Vanstar included in its second quarter ended October 31, 1998. See "Vanstar--Recent Developments." These additional pre-tax charges are included in the unaudited pro forma financial statements included herein.

NOTE 4--CHANGE IN CONTROL

    Upon the consummation of the merger, InaCom will undergo a change in control, the impact of which is reflected in the foregoing Unaudited Pro Forma Combined Condensed Balance Sheet. The item impacted by this change in control is the convertible subordinated debentures.

    InaCom has outstanding $55,250,000 in aggregate principal amount of its 6% convertible subordinated debentures due June 15, 2006 and $86,250,000 in aggregate principal amount of its 4.5% convertible subordinated debentures due November 1, 2004. Upon consummation of the merger, each holder of these debentures can require InaCom to repurchase such holder's debentures at 100% of the principal amount thereof, plus accrued and unpaid interest. Moreover, with respect to the 4.5% debentures, unless InaCom has repaid all senior indebtedness on or before the repurchase date, InaCom must pay the repurchase price in InaCom common stock valued at 95% of the average of the closing prices of InaCom common stock for the five consecutive trading days ending on the third trading day preceding the repurchase date.

NOTE 5--INCOME TAXES

    Estimated provision for income taxes related to pro forma adjustments are based on an assumed combined federal and state income tax rate of approximately 38%, adjusted for certain nondeductible items.

NOTE 6--EARNINGS (LOSS) PER COMMON SHARE

    The pro forma combined per common share data has been computed based on the combined historical income from operations and on the combined historical weighted average common shares and equivalents outstanding. For purposes of this calculation, Vanstar's weighted average common shares and common equivalents outstanding were multiplied by .64, the exchange ratio. See "The Merger Agreement--Conversion of Vanstar Common Stock."

                                     INACOM

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED DISCUSSIONS SET FORTH IN INACOM'S PERIODIC REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934 INCORPORATED HEREIN BY REFERENCE, INCLUDING THE DISCUSSIONS THEREIN UNDER THE CAPTIONS "BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." SEE "ADDITIONAL INFORMATION--WHERE YOU CAN FIND MORE INFORMATION."

BUSINESS

    InaCom is a leading single-source provider of information technology products and technology management services designed to enhance the productivity of information systems primarily for Fortune 1000 clients. InaCom offers a comprehensive range of integrated life cycle services to manage the entire technology life cycle including: (1) technology planning, (2) technology procurement, (3) technology integration, (4) technology support and (5) technology management. InaCom's expertise includes the integration of voice and data communications. InaCom sells its products and services through a marketing network of company-owned business centers throughout the United States that focus on serving large corporations. InaCom also has a network of value-added resellers that typically have a regional, industry or specific product focus. InaCom has international affiliations in Europe, Asia, Central and South America, the Caribbean, the Middle East, Africa, Canada and Mexico to satisfy the technology management needs of its multinational clients.

    InaCom's headquarters are located at 10810 Farnam Drive, Omaha, Nebraska 68154, and its telephone number is (402) 758-3900. See "Additional Information" with respect to InaCom's reports under the Securities Exchange Act of 1934 that provide additional details with respect to InaCom's business.

RECENT DEVELOPMENTS

    EXPECTED FOURTH QUARTER EARNINGS. On December 22, 1998, InaCom announced that its earnings for the fourth quarter ended December 26, 1998 will be impacted by a decline in vendor incentives, which are based on sales of vendor products. InaCom expects fourth quarter fully diluted earnings per share will be in the range of $.50 to $55 per share. InaCom expects to report growth from its direct (company-owned) operations in the fourth quarter. InaCom also experienced good demand and growth in its services business during the quarter. However, continued softness in the indirect (reseller) operations will produce sales below targeted levels, resulting in lower-than-expected vendor incentives based on such sales.

    VENDOR PROGRAM CHANGES. InaCom has previously disclosed changes announced by major manufacturers in sales incentive programs and inventory management programs. InaCom has responded to these vendor program changes primarily in two ways. First, InaCom has increased its emphasis on computer services which are not directly impacted by the vendor program changes. Second, InaCom has reduced its inventory to minimize any adverse impact of such changes. Consequently, the manufacturer program changes announced to date have not had a material adverse effect on InaCom's financial position, results of operation or liquidity. However, further changes by the manufacturers in these incentive programs could have a material adverse effect on InaCom's operating results.

    CERTAIN BOARD ACTIONS. The InaCom board on June 25, 1998 (1) established a strategic planning committee of the board of directors consisting of Bill Fairfield (Chairman), James Crowe and Mogens Bay, (2) formally approved an engagement letter with Gregory & Hoenemeyer, Inc. by which such firm would render financial advisory services to InaCom for a one-year period at a fee of $20,000 per month, and (3) changed the composition of the compensation committee to consist of Mogens Bay (Chairman), Joseph Auerbach and Gary Schwendiman.

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
    CERTAIN POST-MERGER DEBT OBLIGATIONS. As noted in "Risk Factors--The merger may cause significant debt obligations to become immediately payable," InaCom and Vanstar have significant debt obligations that may be accelerated by the merger. Specifically:

    - InaCom has outstanding $55,250,000 in aggregate principal amount of its 6% convertible subordinated debentures due June 15, 2006 and $86,250,000 in aggregate principal amount of its 4.5% convertible subordinated debentures due November 1, 2004. Upon consummation of the merger, each holder of these debentures can require InaCom to repurchase such holder's debentures at 100% of the principal amount thereof, plus accrued and unpaid interest. Moreover, with respect to the 4.5% debentures, unless InaCom has repaid all senior indebtedness on or before the repurchase date, InaCom must pay the repurchase price in InaCom common stock valued at 95% of the average of the closing prices of InaCom common stock preceding the repurchase date.

    - As a result of the merger, all amounts outstanding under InaCom's $250,000,000 revolving credit facility, its $400,000,000 inventory financing agreement with IBM Credit Corporation ("IBM Credit") and its agreement to sell $250,000,000 of trade accounts receivable to an unrelated financial institution will be accelerated and immediately due, unless InaCom receives written waivers from the parties to those agreements.

    - As a result of the merger, all amounts outstanding under Vanstar's $350,000,000 Financing Program Agreement with IBM Credit will be accelerated and immediately due, unless Vanstar receives a written waiver from, or renegotiates such arrangement with, IBM Credit.

    - As a result of the merger, all amounts outstanding under Vanstar's $175,000,000 revolving funding trade receivable securitization facility will be accelerated and immediately due, unless Vanstar receives a written consent from Nesbitt Burns Securities, as agent and Pooled Accounts Receivable, as purchaser.

    YEAR 2000. InaCom began in 1996 preparing its computer-based systems for year 2000 ("Y2K") computer software compliance issues. Historically, certain computer programs were written using two digits rather than four to define the applicable year. As a result, software may recognize a date using the two digits "00" as 1900 rather than the year 2000. Computer programs that do not recognize the proper date could generate erroneous data or cause systems to fail. InaCom's Y2K project covers both traditional computer systems and infrastructure ("IT Systems") and computer-based hardware and software, facilities and equipment ("Non-IT Systems"). InaCom's Y2K project has six phases: inventory, assessment, renovation, testing, implementation and contingency planning.

    InaCom has completed an inventory and assessment of its IT Systems which are currently between 80% and 90% Y2K compliant. InaCom expects to replace any non-compliant IT Systems by the end of the first quarter of 1999, with testing and implementation completed by the end of the second quarter of 1999. InaCom has also completed an inventory and assessment of its Non-IT Systems, which are primarily located at its distribution centers and office locations. InaCom expects to replace any non-compliant systems by the end of the first quarter of 1999, with testing and implementation completed by the end of the second quarter of 1999.

    InaCom's Y2K project also considers the readiness of significant customers and vendors. Such significant vendors have indicated to InaCom an expectation to be Y2K compliant. However, the non-compliance of such vendors could impair the ability of InaCom to obtain necessary products or to sell or provide services to its customers. Disruptions of the computer systems of InaCom's vendors could have a material adverse effect on InaCom's financial conditions and results of operations for the period of such disruption.

    InaCom believes that the most reasonably likely worst case Y2K scenario is that a small number of vendors will be unable to supply components for a short time after January 1, 2000, with a resulting disruption of product shipments and services to InaCom's customers. As part of its Y2K process, InaCom

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
plans to develop contingency plans with respect to such scenario and the vendors who are either unable or unwilling to develop remediation plans to become Y2K compliant. Although these plans are yet to be developed, InaCom expects that these plans may include a combination of actions including stockpiling of products and components and selective resourcing of business to Y2K compliant vendors.

    InaCom had incurred approximately $2.3 million of Y2K project expenses as of September 26, 1998. Future expenses are estimated to include approximately $2.2 million of additional costs. Such cost estimates are based upon presently available information and may change as InaCom continues with its Y2K project.

MANAGEMENT

    InaCom's executive officers and directors are listed below, together with their ages and offices held by them. Currently, the InaCom board consists of nine members elected annually. Unless otherwise indicated, each person has held the position indicated for more than five years. The InaCom board will increase to 13 members upon completion of the merger. The four additional members will consist of William Tauscher, William Janeway, Richard Bard and John Oltman. See "The Merger--Interests of Certain Persons in the Merger" and "Vanstar--Board of Directors."

NAME                                            AGE                                 POSITION
------------------------------------------      ---      ---------------------------------------------------------------
Bill L. Fairfield.........................          52   Director, President and Chief Executive Officer

David C. Guenthner........................          48   Executive Vice President and Chief Financial Officer

Michael A. Steffan........................          47   President, Distribution and Operations, and Secretary

Cris Freiwald.............................          44   President, International Division

Robert A. Schultz.........................          56   Group Executive, Information Systems Group

George DeSola.............................          52   Group Executive, Technology Service Group

Larry Fazzini.............................          51   Senior Vice President of Corporate Resources

Jeffrey A. Hartigan.......................          56   Vice President and Chief Information Officer

Leon Kerkman..............................          39   Vice President and Assistant General Manager of Distribution
                                                           and Operations

Paul Kellenberger.........................          38   Vice President of Planning and Business Development

Len Smith.................................          46   Chief Technology Officer

Richard Oshlo.............................          51   Treasurer

Dennis Strittmatter.......................          52   Vice President of Centralized Services

Joseph Auerbach...........................          82   Director

Mogens C. Bay.............................          50   Director

James Q. Crowe............................          49   Director

W. Grant Gregory..........................          58   Director

Rick Inatome..............................          45   Director and Chairman of the Board

Joseph Inatome............................          73   Director

Gary Schwendiman..........................          58   Director

Linda S. Wilson...........................          63   Director

    Bill L. Fairfield has been President and a director of InaCom since March 1985. He was named Chief Executive Officer in September 1987. Mr. Fairfield serves as a director of Buckle, Inc., Sitel Corp. and International Computer Group (ICG) Paris.

    David C. Guenthner was named Executive Vice President and Chief Financial Officer in November 1991. Prior to November 1991, Mr. Guenthner was Senior Vice President of Finance and Chief Financial Officer for InaCom.

    Michael A. Steffan was named President of Distribution and Operations in December 1995. Mr. Steffan was responsible for the Reseller Division from December 1994 to December 1995 in addition to his position as President of Distribution and Operations, a position he had held since May 1993. Prior to May 1993, Mr. Steffan was Vice President of Corporate Development. Mr. Steffan has served as Secretary for InaCom since March 1985.

    Cris Freiwald was named President of the International Division in November 1994. Mr. Freiwald was Vice President of Corporate Development from May 1993 to November 1994. Prior to May 1993, Mr. Freiwald was Director of Business Development.

    Robert A. Schultz was named Group Executive of the Information Systems Group in December 1996. Prior to December 1996, Mr. Schultz was the President and General Manager of Direct Operations, a position he had held since April 1994, and the President and General Manager of Client Services Division, a position he had held from January 1993 to December 1996.

    George DeSola was named Group Executive of the Technology Services Group in December 1996 in addition to his position as President of InaCom Communications, a position he held from March 1994 to June 1998. Mr. DeSola was responsible for Corporate Marketing from December 1994 to December 1996. Prior to March 1994, Mr. DeSola was the Vice President of Marketing and Customer Service for MCI Communications Corp., a telecommunications company.

    Larry Fazzini was named Senior Vice President of Corporate Resources in August 1997. Prior to August 1997, Mr. Fazzini was Vice President of Corporate Resources, a position he had held since he joined InaCom in February 1993.

    Jeffrey A. Hartigan was named Vice President and Chief Information Officer in May 1995 when he joined InaCom. Prior to May 1995, Mr. Hartigan was Vice President of Information Services at Northern Telecommunications Inc. (NORTEL), a telecommunications company.

    Leon Kerkman was promoted to Vice President and Assistant General Manager of Distribution and Operations in March 1998. Prior to March 1998, Mr. Kerkman was Vice President and Corporate Controller, a position he had held since June 1993.

    Paul Kellenberger was named Vice President of Planning and Business Development in March 1997 when he joined InaCom. Mr. Kellenberger was the Vice President of Worldwide Channels, Computer Group from January 1995 to February 1997 and the General Manager, Canada from February 1994 to December 1994 at Motorola Inc. Prior to February 1994, Mr. Kellenberger was the Director of Marketing, Canada for Digital Equipment Corporation, an information technology products company.

    Len Smith was named Chief Technology Officer in 1996 when he joined InaCom. Prior to joining InaCom, Mr. Smith was President and Chief Executive Officer of Iceberg Software, L.L.C. from 1995 to 1996. Mr. Smith was Vice President of Product Development and Data Products at EON Corporation from 1991 to 1995.

    Richard Oshlo became Treasurer of InaCom in 1998 after joining InaCom as Assistant Treasurer in 1997. Previously he was Senior Vice President of Investment Banking at GWR Investments, Inc. from 1993 to 1996.

    Dennis Strittmatter was promoted to Vice President of Centralized Services in 1998. He was previously Vice President of Distribution Management from 1996 to 1998, and Vice President and Assistant General Manager from 1993 to 1996.

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
    Joseph Auerbach is Professor of Business Administration, Emeritus, at the Harvard Business School. He is Counsel to the firm of Sullivan & Worcester, Boston, Massachusetts, and a director of National Benefit Life.

    Mogens C. Bay is a Director and Chief Executive Officer of Valmont Industries, Inc. and a director of ConAgra, Inc.

    James Q. Crowe became the President and Chief Executive Officer of Level 3 Communications, Inc. in August 1997. Mr. Crowe was an executive officer of MFS Communications from 1988 to 1997. He is a director of Peter Kiewit Sons' Inc., RCN Corporation and Commonwealth Telephone Enterprises, Inc.

    W. Grant Gregory is Chairman of Gregory & Hoenemeyer, Inc., New York and serves as a director of AMBAC, Inc., AMBAC Indemnity Group, True North Communications, DoubleClick, Inc. and HCIA Health Care Inc. Gregory & Hoenemeyer, Inc. provided certain financial advisory services to InaCom in connection with the merger. Pursuant to an engagement letter dated September 18, 1998, InaCom agreed to pay Gregory & Hoenemeyer, Inc. a success fee upon consummation of the merger in an amount equal to .48 percent of the aggregate amount of consideration received by Vanstar and/or its stockholders in connection with the merger.

    Rick Inatome is Chairman of the InaCom board and co-founder of Inacomp Computer Centers, Inc. and its Chief Executive Officer from 1979 to August 1991. He is Chairman of Liberty Business and Industrial Development Corp. and co-Chairman of American Speedy Printing, Inc. He is a director of Atlantic Premium Brands, Action Technologies, Inc., R.L. Polk, Saturn Electronic and Engineering, Inc., AAA Michigan/Wisconsin, Sylvan Learning Systems, Inc. and Henry Ford Health Systems.

    Joseph Inatome is a co-founder, former executive officer and former director of Inacomp Computer Centers, Inc. He is currently Chairman of the Board of American Speedy Printing Centers, Inc. Mr. Inatome is the father of Rick Inatome, InaCom's Chairman of the Board.

    Gary Schwendiman is a Professor of Management in the College of Business Administration at the University of Nebraska-Lincoln and was Dean of the College of Business Administration for the University of Nebraska-Lincoln from 1977 to 1994. Mr. Schwendiman serves as a director of The Gallup Organization, Inc. and Security Mutual Life Insurance Co.

    Linda S. Wilson is the President of Radcliffe College. She is a director of Citizens Financial Group, Value Line, Inc., and ICANN, Inc. and Trustee of Massachusetts General Hospital Corporation.

                                    VANSTAR

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED DISCUSSIONS SET FORTH IN VANSTAR'S PERIODIC REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934 INCORPORATED HEREIN BY REFERENCE, INCLUDING THE DISCUSSIONS THEREIN UNDER THE CAPTIONS "BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." SEE "ADDITIONAL INFORMATION--WHERE YOU CAN FIND MORE INFORMATION."

BUSINESS

    Vanstar provides products and services to Fortune 1000 companies and other large enterprises which enable such customers to build, manage and enhance their personal computer network infrastructures. Vanstar provides customized information technology and networking solutions for its customers by integrating value-added professional services with its expertise in sourcing, distributing and supporting PC hardware, network products, computer peripherals and software from many vendors.

    Vanstar's "Life Cycle Management" program offers an all-encompassing approach to computer network management. Providing services to support every phase of the customer's personal computer network, Life Cycle Management offers solutions for design and consulting, acquisition and deployment, operation and support, and enhancement and migration.

    Vanstar is a Delaware corporation with principal executive offices located at 2001 Westside Parkway, Suite 260, Alpharetta, Georgia 30004, telephone (770) 619-6000.

RECENT DEVELOPMENTS

    EFFECT OF INDUSTRY CHANGES. The challenges posed to the major vendors of Vanstar from the intense competition in the industry generally and from lower costs associated with direct selling specifically have resulted in a series of responses from such vendors to meet these challenges. Build-to-order sales programs and direct selling initiatives being undertaken by certain major vendors are indicative of the magnitude of the changes affecting the industry. The trend toward build-to-order sales will require Vanstar to balance the need to maintain sufficient inventory to provide adequate customer service with the risks associated with decreased inventory price protection being afforded in connection with build-to-order programs. In addition, since vendor rebate and similar marketing development funds, which historically have been material to Vanstar, have depended directly or indirectly on the amount of products purchased from vendors, a reduction in inventory levels may reduce the amount of such funds paid to Vanstar in the future. Direct selling initiatives recently announced by certain major vendors may result in such vendors becoming direct or indirect competitors of Vanstar. Such competition did not previously exist because such vendors traditionally have relied upon distribution through the reselling channel.

    The competitive responses from Vanstar's major vendors have directly impacted Vanstar and have required Vanstar to make significant adjustments in its business model. As part of such adjustments, Vanstar implemented a major restructuring program during its fiscal quarter ended October 31, 1998 which included items that qualify as restructuring costs as defined by Emerging Issues Task Force 94-3 and other unusual charges. This program was designed to reduce inventory levels and streamline operations to meet the changing industry conditions. Vanstar anticipates that the challenges confronting the industry will continue to evolve and that further adjustments to its business model may be required to remain competitive, especially if direct selling provides a more efficient distribution method than reselling. Such adjustments may involve further streamlining, increased emphasis on computer services and greater participation in build-to-order programs. Vanstar's success in meeting these competitive challenges will depend upon its ability to recognize evolving trends and implement appropriate responsive measures in a timely manner, which cannot be assured. The failure by, or inability of, Vanstar to implement such appropriate responsive measures in a timely manner could have a material adverse effect on Vanstar's financial position, results of operations and liquidity in future periods.

    Restructuring charges of $12 million pretax include the cost of involuntary employee separation benefits, facility closures and consolidations, and related costs associated with business realignment and restructuring actions. Employee separation benefits include severance, medical and other benefits for the impacted employees. Facility closure costs include future lease payments, costs to abandon or dispose of property and equipment and capitalized software, and other related costs as the result of the business realignment and reduction in workforce. Business realignment costs relate to the decision to exit the discrete training business as Vanstar focuses on its core competencies as part of the realignment of Vanstar into two distinct operating units and costs to terminate unprofitable contracts.

    Unusual charges of approximately $33.3 million pretax consist of the write-off of certain equipment and capitalized software, costs to liquidate excess spare parts, inventory adjustments and contract termination fees. Capitalized software and lease costs include the write-off of systems associated with the centralized dispatch and scheduling functions and obsolete hardware and software due to the upgrade of call management technology implemented by Vanstar. Vanstar also liquidated excess spare parts due to the centralization of its spare parts management and the outsourcing of certain spare parts procurement and repair to a single vendor. Inventory adjustments include costs associated with the early return of certain inventory items to a major vendor. Other items consist primarily of termination fees related to certain long-term contracts, the incentive pay to retain certain employees during the restructuring activities and costs associated with the termination of certain marketing commitments.

    There can be no assurance that Vanstar's restructuring program will be sufficient to respond to the adverse conditions experienced by Vanstar during recent periods or that Vanstar may encounter in the future as a result of changing industry conditions, whether or not the merger is consummated.

    VENDOR CONTRACT. Vanstar is currently a party to a contract with one of its major vendors that contemplates that Vanstar will acquire for resale or license approximately $55 million of software products from such vendor over a five-year period. At September 29, 1998 Vanstar had purchased approximately $12 million of such products. On that date Vanstar notified its vendor that it would not make the scheduled product purchase of $9 million on September 30, 1998 and that it intended to enter into negotiations with such vendor to alter the terms and conditions of their arrangement to more appropriately reflect market conditions and to accommodate Vanstar for certain legal claims that Vanstar believes it has against such vendor in connection with the arrangement.

    Vanstar's management believes that, in the absence of the pending merger, its long standing business relationship with its vendor, together with its current business strategy, would likely provide the basis for the restructuring of its relationship with this vendor on terms satisfactory to Vanstar. At this point in the negotiations, however, Vanstar and InaCom are unable to predict what effect, if any, the merger will have on the negotiations. In the event the merger is consummated, the parties are considering the possibility of a continuing relationship between the vendor and the combined company as well as the possibility of terminating or phasing out the arrangement. There can be no assurances that the parties will reach agreement on any proposal. In the event that the parties are unable to successfully renegotiate the terms of this arrangement with the vendor, a dispute may arise. If Vanstar or the combined company were to be unsuccessful in establishing its claims in the dispute, the financial position, results of operations and liquidity of the combined company could be adversely affected in future periods.

    YEAR 2000. Vanstar has implemented a comprehensive five-phase plan to address the Y2K issue. As of the date of this document, Vanstar has completed the first two phases of the plan (inventory/assessment and solution planning) and has completed a significant portion of the third, fourth and fifth phases (conversion, testing and implementation). Vanstar expects to complete the third, fourth and fifth phases in mid-year 1999. Vanstar does not expect the costs associated with the implementation of its plan to be material.

    Vanstar's management believes that the most reasonably likely worst case scenario is that a small number of vendors will be unable to supply component parts for a short time after January 1, 2000, resulting in a disruption of product shipments and related services to Vanstar's customers. Vanstar believes that those problems could be addressed without any material adverse impact on its operations and intends to develop, modify and implement appropriate contingency plans as it becomes aware of any such vendors and the nature and magnitude of their respective year 2000 compliance issues. To the extent that any Y2K compliance problems beyond Vanstar's perceived worst case scenario described above materialize and Vanstar is unable to timely develop an appropriate contingency plan, those problems could have a material adverse impact on Vanstar's operations.

BOARD OF DIRECTORS

    The following persons are members of the Vanstar board:

    John W. Amerman, age 66, became a director of Vanstar in June 1996. He has served as Senior Advisor to the CEO of Mattel, Inc., a leading toy manufacturer ("Mattel"), since 1997. Mr. Amerman served as Chairman and Chief Executive Officer of Mattel from 1987 to October 1997. Mr. Amerman is also a director of Unocal Corporation, a worldwide energy resources company; Knoll, Inc., a global manufacturer of office furnishings; and Aegis Group, plc, a media buying company. He is also a member of the Board of Governors of the Hugh O'Brian Youth Foundation and the Board of Overseers of Dartmouth's Amos Tuck School.

    Richard H. Bard, age 51, became a director of Vanstar in September 1987 and served as Vice Chairman of the Board from July 1989 to December 1991. He has been a director and Chief Executive Officer of Optical Security Group, Inc., a technology company, since September 1993, and has served as Chairman of the Board of that company since April 1995. Since 1991, Mr. Bard also has been Chief Executive Officer of Bard & Co., Inc., a diversified investment management company. He also serves as Chairman of the Board of Security Technologies Group, Inc., a leading provider of commercial security access control systems.

    Stewart K.P. Gross, age 39, became a director of Vanstar in June 1994. He is a Managing Director of E.M. Warburg, Pincus & Co., LLC. Mr. Gross has been with that firm since July 1987 and has been a Managing Director since January 1993. He is also a director of BEA Systems, Inc., a software provider; TSI International, Ltd., a provider of software and related services; and several privately-held companies.

    William H. Janeway, age 55, became a director of Vanstar in June 1994. He has been a Managing Director and head of the Venture Capital High Technology Team of E.M. Warburg, Pincus & Co., LLC since 1988. Mr. Janeway is also a director of BEA Systems, Inc., Indus International, Inc., Industri-Matematik International Corp., and VERITAS Software Corporation, software companies; and several private companies.

    John R. Oltman, age 53, became a director of Vanstar in June 1996. He was Chairman and Chief Executive Officer of SHL Systemhouse, Inc., a provider of client/server consulting, systems integration and technology outsourcing, from 1991 to 1995. Mr. Oltman was Managing Partner (system integration and outsourcing) for Andersen Consulting, Inc. from 1988 to 1991. He is also a director of IA Corporation, an application software company.

    William Y. Tauscher, age 48, became Chairman of the Board of Vanstar in September 1987, Chief Executive Officer in September 1988 and President in September 1998. He was President from September 1988 to July 1995. Prior to September 1988, Mr. Tauscher was Chairman of the Board, President and Chief Executive Officer of FoxMeyer Corporation, a wholesale pharmaceutical distributor and franchisor which he co-founded in 1978 and a subsidiary of National Intergroup, Inc., a diversified holding corporation. He is also a director of Safeway, Inc., a food and drug chain.

    John L. Vogelstein, age 64, became a director of Vanstar in January, 1991. He has been President of E.M. Warburg, Pincus & Co., LLC or its predecessor since 1980 and Vice Chairman since 1982, and a Partner of Warburg, Pincus & Co., LLC since 1971. Mr. Vogelstein is also a director of ADVO, Inc., a direct mail marketing company; Golden Books Family Entertainment Inc., a retailer and publisher of children's books; Journal Register Company, a newspaper publisher; Mattel; and several private companies.

    Josh S. Weston, age 70, became a director of Vanstar in June 1996. He is Honorary Chairman of Automatic Data Processing, Inc., a computer services company ("ADP"). Mr. Weston served as Chairman of ADP from 1986 to 1998 and as Chief Executive Officer from 1982 to 1996. Mr. Weston is also a director of Public Service Enterprise Group Inc., an electric and gas utility company; Olsten Corp., a provider of home health care and temporary staffing services; and Shared Medical Systems, a provider of health information services.

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
                      DESCRIPTION OF INACOM CAPITAL STOCK

GENERAL

    The authorized capital stock of InaCom consists of 30,000,000 shares of InaCom common stock, par value $.10 per share, and 1,000,000 shares of Class A Preferred Stock, par value $1.00 per share. As of December 31, 1998, there were 16,768,473 shares of InaCom common stock outstanding and no shares of Class A Preferred Stock outstanding. If the amendment to InaCom's certificate of incorporation is approved by InaCom stockholders at the InaCom special meeting, the authorized number of shares of InaCom common stock will be increased to 100,000,000 shares.

    On June 15, 1996, InaCom issued $55,250,000 in aggregate principal amount of its 6% convertible subordinated debentures due June 15, 2006. These debentures are convertible at the option of the holder into InaCom common stock at a conversion price of $24.00 per share.

    On November 4, 1997 and November 20, 1997, InaCom completed the issuance and sale of an aggregate of $86,250,000 of 4.50% convertible subordinated debentures due November 1, 2004. These debentures are convertible at the option of the holder into InaCom common stock at a conversion rate of 25.235 shares of InaCom common stock for each $1,000 principal amount of the debentures (equivalent to a conversion price of $39.63 per share). See "Risk Factors."

    An aggregate of 4,478,603 shares of InaCom common stock would be issued if the InaCom debentures were converted into InaCom common stock.

COMMON STOCK

    Holders of outstanding InaCom common stock are entitled to such dividends as may be declared by the InaCom board out of the assets legally available for that purpose, and are entitled to cast one vote per share on all matters submitted to a vote of the stockholders of InaCom. The holders of shares of InaCom common stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the outstanding shares of InaCom common stock voting for the election of directors can elect all the directors, and the remaining holders will not be able to elect any directors. The holders of InaCom common stock have no pre-emptive or other subscription rights, and there are no conversion or redemption or sinking fund provisions with respect to such shares.

    All of the outstanding shares of InaCom common stock are, and when issued upon conversion of the debentures will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

    The InaCom board is authorized to issue up to 1,000,000 shares of Class A Preferred Stock in one or more series, from time to time, with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions thereof, as may be provided in a resolution or resolutions adopted by the InaCom board. The authority of the InaCom board includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (1) the number of shares; (2) the dividend rate and the date from which dividends are to be cumulative; (3) whether shares are to be redeemable and, if so, the terms and amount of any sinking fund providing for the purchase or redemption of such shares; (4) whether shares will be convertible, and, if so, the terms and provisions thereof; (5) what restrictions are to apply, if any, on the issue or reissue of any additional Class A Preferred Stock; and (6) whether shares have voting rights. Shares of Class A Preferred Stock may be issued with a preference over the InaCom common stock as to the payment of dividends. No shares of Class A Preferred Stock have been issued.

    Classes of stock such as the Class A Preferred Stock may be used, in certain circumstances, to create voting impediments on extraordinary corporate transactions or to frustrate persons seeking to effect a merger or otherwise to gain control of InaCom. For the foregoing reasons, any shares of Class A Preferred Stock issued by InaCom could have an adverse effect on the rights of the holders of the InaCom common stock. InaCom has no present plans to issue any shares of Class A Preferred Stock.

LIQUIDATION AND OTHER RIGHTS

    Upon liquidation, the holders of InaCom common stock are entitled to share ratably in assets available for distribution to stockholders after satisfaction of any liquidation preferences of any outstanding preferred stock. The issuance of any shares of series of Class A Preferred Stock in future financings, acquisitions or otherwise may result in dilution of voting power and relative equity interest of the holders of shares of InaCom common stock and will subject the InaCom common stock to the prior dividend and liquidation rights of the outstanding shares of the series of preferred stock.

ADVANCE NOTICE REQUIREMENTS IN CONNECTION WITH STOCKHOLDER MEETINGS

    InaCom's by-laws establish an advance notice procedure for bringing business (other than by or at the direction of the InaCom board) before an annual meeting of stockholders and for nominating (other than by or at the direction of the InaCom board) candidates for election as directors at a meeting of stockholders. See "Comparison Of The Rights Of Holders Of Vanstar Common Stock and InaCom Common Stock--Advance Notice for Raising Business or Making Nominations at Annual Meetings."

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the stockholder becomes an interested stockholder, unless (1) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), (2) prior to the stockholder becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, or (3) at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" generally includes a merger, a sale of 10% or more of the corporation's assets and any other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is generally defined as a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock.

    The InaCom board and the Vanstar board have each approved the merger agreement and, accordingly, Section 203 of the Delaware General Corporation Law will not be applicable to the merger.

TRANSFER AGENT

    The transfer agent for the InaCom common stock is First Chicago Trust Company of New York.

                 COMPARISON OF THE RIGHTS OF HOLDERS OF VANSTAR
                      COMMON STOCK AND INACOM COMMON STOCK

INTRODUCTION

    Vanstar and InaCom are each incorporated under the laws of the State of Delaware. The holders of shares of Vanstar common stock, whose rights as stockholders are currently governed by Delaware law, the restated certificate of incorporation of Vanstar and the by-laws of Vanstar, as amended, will, upon the exchange of their shares pursuant to the merger, become holders of shares of InaCom common stock, and their rights as such will be governed by Delaware law, the restated certificate of incorporation of InaCom, as amended, and the by-laws of InaCom, as amended. The material differences between the rights of holders of shares of InaCom common stock and the rights of holders of shares of Vanstar common stock result from differences in their governing corporate documents and are summarized below.

    The following summary is not a complete statement of the rights of holders of shares of InaCom common stock under applicable Delaware law, the InaCom certificate of incorporation and by-laws or a comprehensive comparison with the rights of the holders of shares of Vanstar common stock under applicable Delaware law, the Vanstar certificate of incorporation and by-laws or a complete description of the specific provisions referred to herein. This summary is qualified in its entirety by reference to the Delaware General Corporation Law and the governing corporate documents of InaCom and Vanstar, to which holders of shares of Vanstar common stock are referred. See "Additional Information."

AUTHORIZED CAPITAL STOCK

    Delaware General Corporation Law requires that a corporation's certificate of incorporation set forth the total number of shares of all classes of stock which the corporation has authority to issue and a statement of the designations and the powers, preferences and rights and qualifications, limitations or restrictions thereof.

                                     InaCom

The InaCom certificate of incorporation provides that InaCom has authority to issue (1) 30,000,000 shares of InaCom common stock, par value $.10 per share and
(2) 1,000,000 shares of Class A Preferred Stock, par value $1.00 per share. InaCom is requesting InaCom stockholder approval of an amendment to the InaCom certificate of incorporation, which will increase the authorized number of shares of InaCom common stock to 100,000,000 shares. See "InaCom Proposal To Increase The Authorized Number Of Shares Of InaCom Common Stock."

                                    Vanstar

The Vanstar certificate of incorporation provides that Vanstar has the authority to issue (1) 100,000,000 shares of Vanstar common stock, par value $.001 per share and (2) 15,000,000 shares of preferred stock, par value $.01 per share.

BOARD OR STOCKHOLDER APPROVED PREFERRED STOCK

    Delaware General Corporation Law permits a corporation's certificate of incorporation to vest the corporation's board of directors with the authority to issue, in one or more series, shares of the corporation's preferred stock without stockholder approval and to fix the number of shares constituting each such series and the rights, powers and preferences and qualifications, limitations and restrictions thereof.

                                     InaCom

The InaCom certificate of incorporation grants such power to the InaCom board. No shares of such preferred stock of InaCom are currently outstanding. The InaCom board has not designated any series of Class A Preferred Stock.

                                    Vanstar

The Vanstar certificate of incorporation also grants such power to the Vanstar board. The Vanstar board has not designated any series of preferred stock. No shares of Vanstar preferred stock are currently outstanding.

NUMBER OF DIRECTORS

    Under Delaware General Corporation Law, unless a corporation's certificate of incorporation specifies the number of directors, such number shall be fixed by, or in the manner provided in, its by-laws. If a corporation's certificate of incorporation expressly authorizes its board of directors to amend its by-laws, its board of directors may change the authorized number of directors by an amendment to the corporation's by-laws, if fixed therein, or in such manner as is provided therein. If such certificate of incorporation specifies the number of directors, the number of directors can only be changed by amending the certificate of incorporation.

                                     InaCom

The InaCom by-laws provide that the number of members on the InaCom board shall be fixed by resolution of the board of directors. The number of directors on the InaCom board is currently nine. The InaCom board will increase the number of members of the InaCom board to thirteen in connection with the merger.

                                    Vanstar

The Vanstar by-laws specify that the number of directors shall be fixed from time to time by the Vanstar board. The number of directors on the Vanstar board is currently eight.

SPECIAL MEETINGS OF STOCKHOLDERS

                                     InaCom

Under the InaCom by-laws, special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the InaCom board.

                                    Vanstar

The Vanstar by-laws provide that special meetings of stockholders may be called by the Vanstar board, the Chairman, the President or the record holders of at least a majority of the issued and outstanding shares of Vanstar common stock.

AMENDMENT OF BY-LAWS

    Under the Delaware General Corporation Law, the power to adopt, amend or repeal a corporation's by-laws resides with the stockholders entitled to vote thereon, and with the directors of such corporation if such power is conferred upon the board of directors by the certificate of incorporation. Both the InaCom certificate of incorporation and the Vanstar certificate of incorporation authorize the board of directors to make, alter or amend the by-laws.

                                     InaCom

The InaCom by-laws provide that the InaCom board may alter, amend or repeal the InaCom by-laws at any regular or special meeting of the InaCom board.

                                    Vanstar

The Vanstar by-laws provide that any by-law may be adopted, amended or repealed by the vote of the holders of a majority of the shares then entitled to vote, by the written consent of the stockholders, by the Vanstar board written consent or by a vote of the Vanstar board.

ADVANCE NOTICE FOR RAISING BUSINESS OR MAKING NOMINATIONS AT ANNUAL MEETINGS

                                     InaCom

Stockholders who want to nominate a person as a candidate for election to the InaCom board must submit the nomination in writing to the Secretary of InaCom no later than 60 nor more than 90 days prior to the anniversary of the immediately preceding annual meeting of stockholders, together with certain biographical information about the candidate, the stockholder's name and shareholdings. Similarly, a stockholder must notify the Secretary of InaCom in writing no less than 60 nor more than 90 days prior to the anniversary of the immediately preceding annual meeting of stockholders of the stockholders' intention to make a proposal of consideration at the next annual meeting. The notice must contain a brief description of the proposal and the stockholder's name and shareholdings.

                                    Vanstar

Vanstar's by-laws also establish an advance notice procedure for stockholder proposals and nominations by stockholders of candidates for election as directors of Vanstar. The advance notice procedure requires information in the notice similar to the information required under InaCom's by-laws. However, the notice must be delivered to the Secretary of Vanstar at least 90 days before any annual meeting to be held on or after the second Wednesday in September, or by the close of business on the 15th day following the giving of notice of the date of the meeting, if the meeting is a special meeting or an annual meeting held before the regular date.

APPRAISAL RIGHTS

    Generally, no appraisal rights are available under Delaware General Corporation Law for shares of any class of stock of a constituent corporation in a merger which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the merger agreement, are, among other reasons, listed on a national securities exchange.

                                     InaCom

The holders of shares of InaCom common stock are not entitled to appraisal rights in connection with the merger pursuant to Section 262 of the Delaware General Corporation Law because InaCom is not a constituent corporation in the merger.

                                    Vanstar

The holders of shares of Vanstar common stock are not entitled to appraisal rights in connection with the merger pursuant to Section 262 of the Delaware General Corporation Law because the shares of Vanstar common stock and InaCom common stock are listed on the New York Stock Exchange, a national securities exchange.

                                    EXPERTS

    The financial statements and the related financial statement schedules incorporated in this document by reference from InaCom's Annual Report on Form 10-K for the year ended December 27, 1997 have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements of Vanstar at April 30, 1998 and 1997, and for each of the three years in the period ended April 30, 1998, incorporated by reference in this Joint Proxy Statement/ Prospectus of InaCom and Vanstar, which is referred to and made a part of this Joint Proxy Statement/ Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the issuance of the shares of InaCom common stock offered hereby will be passed upon for InaCom by McGrath, North, Mullin & Kratz, P.C., Omaha, Nebraska.

    Arter & Hadden LLP, counsel to Vanstar, and McGrath, North, Mullin & Kratz, P.C., counsel to InaCom, have both given their opinions that the merger will be a reorganization within the meaning of sections 368(a)(1)(A) and (a)(2)(E) of the Code with the material United States federal income tax consequences referred to under the caption "The Merger--Material Federal Income Tax Consequences of the Merger on Vanstar Stockholders."

                             ADDITIONAL INFORMATION

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

    We have made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations, cost savings and synergies of InaCom or Vanstar set forth under "Questions And Answers About The Merger," "Risk Factors" and "The Merger--Background of the Merger" and those preceded or, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates" or similar expressions. You should understand that the following important factors, in addition to those discussed elsewhere in this document and in the documents which are incorporated by reference, and in our other public filings and press releases, could affect the future results of InaCom and Vanstar, and could cause actual results to differ materially from those expressed in our forward-looking statements: dependence upon key vendors, impact if vendor incentive funds decrease, inventory management risks, build-to-order delivery model risks, dependence upon key management and technical personnel, funding requirements and interest rate sensitivity, InaCom's ability to manage growth, risks of financial leverage, competition, risks associated with acquisitions and strategic alliances, dependence upon information systems, and risks associated with Year 2000 compliance. Neither InaCom nor Vanstar intends to update these forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

    InaCom and Vanstar file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange

Commission filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the Securities and Exchange Commission at "http://www.sec.gov." Reports, proxy statements and other information should also be available for inspection at the offices of the New York Stock Exchange.

    InaCom filed a Registration Statement on Form S-4 to register with the Securities and Exchange Commission the InaCom common stock to be issued to Vanstar stockholders in connection with the merger. This document is a part of that Registration Statement and constitutes a prospectus of InaCom in addition to being a proxy statement of InaCom and Vanstar for their special meetings. As allowed by Securities and Exchange Commission rules, this document does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

    The Securities and Exchange Commission allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in, or incorporated by reference in, this document. This document incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about our companies and their finances.

    InaCom SEC Filings (File No. 0-16114)      Period
---------------------------------------------  ---------------------------------------------

Annual Report on Form 10-K, as amended         Fiscal Year ended December 27, 1997
Quarterly Reports on Form 10-Q                 Quarters ended March 28, 1998, June 27, 1998,
                                                 and September 26, 1998
Proxy Statement                                Annual Stockholders Meeting held April 23,
                                                 1998
Current Report on Form 8-K                     Filed on October 9, 1998
Registration Statement on Form 8-A             Filed on August 10, 1987

   Vanstar SEC Filings (File No. 1-14192)      Period
---------------------------------------------  ---------------------------------------------

Annual Report on Form 10-K, as amended         Fiscal Year ended April 30, 1998
Quarterly Reports on Form 10-Q                 Quarters ended July 31, 1998 and October 31,
                                                 1998
Current Report on Form 8-K                     Filed on October 9, 1998

    We are also incorporating by reference additional documents that we file with the Securities and Exchange Commission between the date of this document and the date of the InaCom special meeting and Vanstar special meeting.

    InaCom has supplied all information contained or incorporated by reference in this document relating to InaCom, and Vanstar has supplied all such information relating to Vanstar.

    If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Securities and Exchange Commission. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. Stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate party at the following address:

InaCom Corp.                                   Vanstar Corporation
Investor Relations Department                  Investor Relations Department
10810 Farnam Drive                             2001 Westside Parkway
Omaha, Nebraska 68154                          Suite 260
Tel: (402) 758-3900                            Alpharetta, Georgia 30004
                                               Tel: (770) 619-6284

    If you would like to request documents from us, please do so by February 10, 1999 to receive them before the InaCom special meeting and the Vanstar special meeting.

    You should rely only on the information contained or incorporated by reference in this document to vote on the matter or matters presented at your special meeting of stockholders. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated January 15, 1999. You should not assume that the information contained in the document is accurate as of any date other than such date, and neither the mailing of this document to InaCom stockholders and Vanstar stockholders nor the issuance of InaCom common stock in connection with the merger shall create any implication to the contrary.

                                    ANNEX A
                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                                 INACOM CORP.,
                            INACOM ACQUISITION, INC.
                                      AND
                              VANSTAR CORPORATION
                          DATED AS OF OCTOBER 8, 1998

                               TABLE OF CONTENTS

                                                                                                           PAGE
                                                                                                         ---------
ARTICLE I
                   THE MERGER..........................................................................        A-9

Section 1.1
                   The Merger..........................................................................        A-9
Section 1.2
                   Closing.............................................................................        A-9
Section 1.3
                   Effective time......................................................................        A-9
Section 1.4
                   Certificate of Incorporation and By-Laws............................................        A-9
Section 1.5
                   Directors and Officers..............................................................        A-9

ARTICLE II
                   CONVERSION OF SHARES................................................................       A-10

Section 2.1
                   Conversion of Shares................................................................       A-10
Section 2.2
                   Exchange Procedures.................................................................       A-10
Section 2.3
                   Dividends; Transfer Taxes; Withholding..............................................       A-11
Section 2.4
                   Fractional Shares...................................................................       A-11
Section 2.5
                   Undistributed Parent Common Stock...................................................       A-11
Section 2.6
                   Options.............................................................................       A-12
Section 2.7
                   Closing of Transfer Books...........................................................       A-12
Section 2.8
                   Further Assurances..................................................................       A-12

ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.......................................       A-13

Section 3.1
                   Organization and Good Standing......................................................       A-13
Section 3.2
                   Certificate of Incorporation and By-Laws............................................       A-14
Section 3.3
                   Capitalization......................................................................       A-14
Section 3.4
                   Company Subsidiaries................................................................       A-14
Section 3.5
                   Corporate Authority.................................................................       A-15
Section 3.6
                   Compliance with Applicable Law......................................................       A-16
Section 3.7
                   Non-Contravention...................................................................       A-16
Section 3.8
                   Government Approvals; Required Consents.............................................       A-16
Section 3.9
                   SEC Documents and Other Reports.....................................................       A-17
Section 3.10
                   Absence of Certain Changes or Events................................................       A-17
Section 3.11
                   Actions and Proceedings.............................................................       A-18
Section 3.12
                   Absence of Undisclosed Liabilities..................................................       A-18
Section 3.13
                   Certain Contracts and Arrangements..................................................       A-18
Section 3.14
                   Taxes...............................................................................       A-19
Section 3.15
                   Patents, Trademarks and Similar Rights..............................................       A-20
Section 3.16
                   Information in Disclosure Documents and Registration Statement......................       A-21
Section 3.17
                   Employee Benefit Plans; ERISA.......................................................       A-21
Section 3.18
                   Environmental Matters...............................................................       A-22
Section 3.19
                   Labor Matters.......................................................................       A-23
Section 3.20
                   Affiliate Transactions..............................................................       A-23
Section 3.21
                   Opinion of Financial Advisor........................................................       A-23
Section 3.22
                   Brokers.............................................................................       A-23
Section 3.23
                   Pooling.............................................................................       A-23
Section 3.24
                   Insurance; Risk Management..........................................................       A-23
Section 3.25
                   Year 2000...........................................................................       A-24

ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.............................       A-24

Section 4.1
                   Organization and Good Standing......................................................       A-24
Section 4.2
                   Certificate of Incorporation and By-Laws............................................       A-25

                                                                                                           PAGE
                                                                                                         ---------
Section 4.3
                   Capitalization......................................................................       A-25
Section 4.4
                   Parent Subsidiaries.................................................................       A-26
Section 4.5
                   Corporate Authority.................................................................       A-26
Section 4.6
                   Compliance with Applicable Law......................................................       A-27
Section 4.7
                   Non-contravention...................................................................       A-27
Section 4.8
                   Government Appraisals; Required Consents............................................       A-27
Section 4.9
                   SFC Documents and Other Reports.....................................................       A-28
Section 4.10
                   Absence of Certain Changes or Events................................................       A-28
Section 4.11
                   Actions and Proceedings.............................................................       A-28
Section 4.12
                   Absence of Undisclosed Liabilities..................................................       A-29
Section 4.13
                   Certain Contracts and Arrangements..................................................       A-29
Section 4.14
                   Taxes...............................................................................       A-30
Section 4.15
                   Patents, Trademarks and Similar Rights..............................................       A-31
Section 4.16
                   Information in Disclosure Documents and Registration Statement......................       A-31
Section 4.17
                   Employee Benefit Plans; ERISA.......................................................       A-32
Section 4.18
                   Environmental Matters...............................................................       A-33
Section 4.19
                   Labor Matters.......................................................................       A-33
Section 4.20
                   Affiliate Transactions..............................................................       A-33
Section 4.21
                   Opinion of Financial Advisor........................................................       A-33
Section 4.22
                   Brokers.............................................................................       A-34
Section 4.23
                   Pooling.............................................................................       A-34
Section 4.24
                   Insurance, Risk Management..........................................................       A-34
Section 4.25
                   Year 2000...........................................................................       A-34
Section 4.26
                   Interim Operations of Sub...........................................................       A-34

ARTICLE V
                   CONDUCT OF BUSINESS PENDING THE MERGER..............................................       A-34

Section 5.1
                   Conduct of Business by the Company Pending the Merger...............................       A-34

ARTICLE VI
                   ADDITIONAL AGREEMENTS...............................................................       A-37

Section 6.1
                   Access and Information..............................................................       A-37
Section 6.2
                   No Solicitation.....................................................................       A-37
Section 6.3
                   Third-Party Standstill Agreements...................................................       A-38
Section 6.4
                   Joint Proxy Statements; Shareholder Approval........................................       A-38
Section 6.5
                   Affiliate Agreements................................................................       A-39
Section 6.6
                   Reasonable Best Efforts.............................................................       A-40
Section 6.7
                   Public Announcements................................................................       A-41
Section 6.8
                   Directors' and Officers' Indemnification and Insurance..............................       A-41
Section 6.9
                   Expenses............................................................................       A-41
Section 6.10
                   Listing Application.................................................................       A-42
Section 6.11
                   [THIS SECTION INTENTIONALLY LEFT BLANK].............................................       A-42
Section 6.12
                   Pooling of Interests................................................................       A-42
Section 6.13
                   Parent Board of Directors...........................................................       A-42
Section 6.14
                   Letter of the Company's Accountants.................................................       A-42
Section 6.15
                   Letter of Parent's Accountants......................................................       A-42
Section 6.16
                   Treatment of Trust Convertible Preferred Securities and Convertible Debentures......       A-42
Section 6.17
                   Notification of Certain Matters.....................................................       A-42
Section 6.18
                   Tax-Free Reorganization Treatment...................................................       A-43
Section 6.19
                   Company Employee Benefits...........................................................       A-43
Section 6.20
                   Schedules...........................................................................       A-43

                                                                                                           PAGE
                                                                                                         ---------
ARTICLE VII
                   CONDITIONS TO CONSUMMATION OF THE MERGER............................................       A-44

Section 7.1
                   Conditions to Each Party's Obligation to Effect the Merger..........................       A-44
Section 7.2
                   Conditions to Obligations of Parent and Merger Sub to Effect the Merger.............       A-45
Section 7.3
                   Conditions to Obligation of the Company to Effect the Merger........................       A-45

ARTICLE VIII
                   TERMINATION.........................................................................       A-46

Section 8.1
                   Termination.........................................................................       A-46
Section 8.2
                   Effect of Termination...............................................................       A-47

ARTICLE IX
                   GENERAL PROVISIONS..................................................................       A-48

Section 9.1
                   Amendment and Modifications.........................................................       A-48
Section 9.2
                   Waiver..............................................................................       A-48
Section 9.3
                   Survivability; Investigations.......................................................       A-49
Section 9.4
                   Notices.............................................................................       A-49
Section 9.5
                   Descriptive Headings; Interpretations...............................................       A-49
Section 9.6
                   Entire Agreement....................................................................       A-50
Section 9.7
                   Governing Law.......................................................................       A-50
Section 9.8
                   Enforcement.........................................................................       A-50
Section 9.9
                   Counterparts........................................................................       A-50
Section 9.10
                   Assignment..........................................................................       A-50

Exhibit "A"
                   Parent Stock Voting Agreement
Exhibit "B"
                   Company Stock Voting Agreement
Exhibit "C-1"
                   Stock Opinion Agreement
Exhibit "C-2"
                   Company Stock Option Agreement
Exhibit "D"
                   Form of Company Affiliate Letter
Exhibit "E"
                   Form of Parent Affiliate Letter

                             INDEX OF DEFINED TERMS

    "ACCUMULATED FUNDING DEFICIENCY" has the meaning specified in Sections 3.17(a) and 4.17(a).

    "ACQUISITION PROPOSAL" has the meaning specified in Section 6.2(c).

    "ACQUISITION TRANSACTION" has the meaning specified in Section 6.2(a)(i).

    "AFFILIATE" has the meaning specified in Section 6.5.

    "AFFILIATE AGREEMENT" has the meaning specified in Section 6.5.

    "AGREEMENT" shall mean this Agreement and Plan of Merger.

    "APPLICABLE LAW" has the meaning specified in Section 3.6.

    "BENEFIT PLANS" has the meaning specified in Section 3.17(a) and 4.17(a).

    "CERTIFICATE OF MERGER" has the meaning specified in Section 1.3.

    "CERTIFICATE AMENDMENT" has the meaning specified in Recital (b).

    "CERTIFICATES" has the meaning specified in Section 2.1(d).

    "CLASS A PREFERRED STOCK" has the meaning specified in Section 4.3(a).

    "CLOSING" has the meaning specified in Section 1.2.

    "CLOSING DATE" has the meaning specified in Section 1.2.

    "COBRA" has the meaning specified in Section 3.17(c).

    "CODE" shall have the meaning set forth in the Recitals.

    "COMPANY" shall mean Vanstar Corporation.

    "COMPANY 10-K" has the meaning specified in Section 3.12.

    "COMPANY AFFILIATE GROUP" has the meaning specified in Section 3.14(b).

    "COMPANY AFFILIATE PERIOD" has the meaning specified in Section 3.14(b).

    "COMPANY'S ASSETS" has the meaning specified in Section 3.18.

    "COMPANY BALANCE SHEET" has the meaning specified in Section 3.14(b).

    "COMPANY COMMON STOCK" has the meaning specified in Section 2.1(a).

    "COMPANY DISCLOSURE SCHEDULE" has the meaning specified in Article III.

    "COMPANY INTELLECTUAL PROPERTY RIGHTS" has the meaning specified in Section 3.15(a).

    "COMPANY MATERIAL ADVERSE EFFECT" has the meaning specified in Section 3.1.

    "COMPANY PERMITS" has the meaning specified in Section 3.6.

    "COMPANY PLAN" has the meaning specified in Section 3.17(a).

    "COMPANY PROXY STATEMENT" has the meaning specified in Section 6.4(b)(iii).

    "COMPANY SEC DOCUMENTS" has the meaning specified in Section 3.9(a).

    "COMPANY SHAREHOLDER MEETING" has the meaning specified in Section
6.4(b)(i).

    "COMPANY STOCK VOTING AGREEMENT" has the meaning specified in the Recitals.

    "COMPANY THIRD PARTY INTELLECTUAL PROPERTY RIGHTS" has the meaning specified in Section 3.15(b).

    "CONFIDENTIALITY AGREEMENT" has the meaning specified in Section 6.2(a).

    "CONSENT" has the meaning specified in Section 6.6(b).

    "CONVERTIBLE DEBENTURES" has the meaning specified in Section 6.16.

    "CONTRACT" has the meaning specified in Section 3.7

    "CSFB" shall mean Credit Suisse First Boston Corporation.

    "D&O INSURANCE" has the meaning specified in Section 6.8(b).

    "DGCL" has the meaning set forth in the Recitals.

    "DOJ" has the meaning specified in Section 6.6(d).

    "EFFECTIVE TIME" has the meaning specified in Section 1.3.

    "ERISA" has the meaning specified in Section 3.17(a).

    "EXCHANGE ACT" has the meaning specified in Section 3.8.

    "EXCHANGE AGENT" has the meaning specified in Section 2.2(a).

    "EXCHANGE RATIO" has the meaning specified in Section 2.1(a).

    "FTC" has the meaning specified in Section 6.6(d).

    "G&H" shall mean Gregory & Hoenemeyer.

    "GAAP" has the meaning specified in Section 3.9(a).

    "GOVERNMENTAL ENTITY" has the meaning specified in Section 3.6.

    "HSR ACT" has the meaning specified in Section 3.8.

    "INDEMNIFIED PARTIES" has the meaning specified in Section 6.8(a).

    "INDENTURE" has the meaning specified in Section 6.16.

    "JOINT PROXY STATEMENT" has the meaning specified in Section 6.4(c).

    "JPM" shall mean JP Morgan Securities, Inc.

    "LIENS" has the meaning specified in Section 3.4.

    "MEETING DATE" has the meaning specified in Section 8.1(d).

    "MERGER" shall have the meaning set forth in the Recitals.

    "MERGER SUB" shall mean InaCom Acquisition, Inc.

    "MERGER SUB COMMON STOCK" has the meaning specified in Section 2.1(b).

    "MULTIEMPLOYER PLAN" has the meaning specified in Section 3.17(b).

    "OPTION AGREEMENT" has the meaning specified in the Recitals.

    "OPTION AMENDMENT" has the meaning specified in Section 4.5(b).

    "OPTION PLANS" has the meaning specified in Section 2.6(a).

    "OPTIONS" has the meaning specified in Section 2.6(a).

    "PARENT" shall mean InaCom Corp.

    "PARENT 10-K" has the meaning specified in Section 4.12.

    "PARENT AFFILIATE GROUP" has the meaning specified in Section 4.14(a).

    "PARENT AFFILIATE PERIOD" has the meaning specified in Section 4.14(a).

    "PARENT ASSETS" has the meaning specified in Section 4.18(a).

    "PARENT BALANCE SHEET" has the meaning specified in Section 4.14(a).

    "PARENT COMMON STOCK" has the meaning specified in Section 2.1(a).

    "PARENT DISCLOSURE SCHEDULE" has the meaning specified in Article IV.

    "PARENT INTELLECTUAL PROPERTY RIGHTS" has the meaning specified in Section 4.15(a).

    "PARENT MATERIAL ADVERSE EFFECT" has the meaning specified in Section 4.1.

    "PARENT PERMITS" has the meaning specified in Section 4.6.

    "PARENT PLAN" has the meaning specified in Section 4.17(a).

    "PARENT PROXY STATEMENT" has the meaning specified in Section 6.4(iii).

    "PARENT SEC DOCUMENTS" has the meaning specified in Section 4.9.

    "PARENT SHAREHOLDER MEETING" has the meaning specified in Section 6.4(i).

    "PARENT STOCK VOTING AGREEMENT" has the meaning specified in the Recitals.

    "PARENT THIRD PARTY INTELLECTUAL PROPERTY RIGHTS" has the meaning specified in Section 4.15(b).

    "PAYMENT PARTY" has the meaning specified in Section 8.2(j).

    "PENSION PLAN" has the meaning specified in Sections 3.17(a) and 4.17(a).

    "PERSON" has the meaning specified in Section 9.5.

    "REGISTRATION STATEMENT" has the meaning specified in Section 3.16.

    "REPORTABLE EVENT" has the meaning specified in Sections 3.17(a) and 4.17(a).

    "RESTRAINTS" has the meaning specified in Section 7.1(e).

    "RULE 145" has the meaning specified in Section 6.5.

    "SEC" has the meaning specified in Section 3.8.

    "SECURITIES ACT" has the meaning specified in Section 2.6(b).

    "SHARES" has the meaning specified in Section 2.1(a).

    "SUBSEQUENT COMPANY SEC DOCUMENTS" has the meaning specified in Section 3.9(a).

    "SUBSEQUENT PARENT SEC DOCUMENTS" has the meaning specified in Section 4.7.

    "SUBSIDIARY" has the meaning specified in Section 3.1.

    "SUPERIOR PROPOSAL" has the meaning specified in Section 6.2(b).

    "SURVIVING CORPORATION" has the meaning specified in Section 1.1.

    "TAX RETURNS" has the meaning specified in Section 3.14.

    "TAXES" has the meaning specified in Section 3.14.

    "WELFARE PLAN" has the meaning specified in Sections 3.17(a) and 4.17(a).

    "YEAR 2000 COMPLIANT" has the meaning specified in Section 3.25(a).

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER, dated as of October 8, 1998 (the "Agreement"), by and among INACOM CORP., a Delaware corporation ("Parent"), INACOM ACQUISITION, INC., a Delaware corporation and newly formed, wholly owned subsidiary of Parent (the "Merger Sub"), and VANSTAR CORPORATION, a Delaware corporation (the "Company").

RECITALS:

    (a) The parties hereto desire to effect a reorganization pursuant to which Merger Sub will merge into the Company, with the Company continuing as the surviving corporation (the "Merger");

    (b) The Board of Directors of Parent, Merger Sub and the Company have each approved this Agreement and the transactions contemplated by this Agreement in accordance with the provisions of the Delaware General Corporation Law (the "DGCL"), each of Merger Sub and the Company has resolved, subject to the terms of this Agreement, to recommend the adoption of this Agreement and approval of the transactions contemplated herein by its shareholders in accordance with the DGCL and Parent has resolved, subject to the terms of this Agreement, to recommend approval of the amendment to its Certificate of Incorporation to increase the number of authorized shares of Parent Common Stock (the "Certificate Amendment") and the issuance of the shares of Parent Common Stock in connection with the Merger in accordance with the DGCL and the rules and regulations of the New York Stock Exchange;

    (c) The parties hereto intend that the Merger will qualify as a nontaxable reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereto, and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of Section 368 of the Code;

    (d) As condition and an inducement to Parent and Merger Sub entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent is entering into a Stock Voting Agreement with certain shareholders of the Company, who own an aggregate of approximately 45% of the outstanding shares of Company Common Stock (as hereinafter defined), in the form of EXHIBIT "A" hereto (the "Parent Stock Voting Agreement");

    (e) As condition and an inducement to the Company entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, the Company is entering into a Stock Voting Agreement with certain shareholders of Parent, who own an aggregate of approximately 2% of the outstanding shares of Parent Common Stock (as hereunder defined), in the form of EXHIBIT "B" hereto (the "Company Stock Voting Agreement");

    (f) Concurrently with the execution and delivery of this Agreement and as a condition and inducement to each of Parent's and the Company's willingness to enter into this Agreement, Parent and the Company are entering into (a) a Stock Option Agreement dated as of the date of this Agreement and in the form attached hereto as EXHIBIT "C-1", pursuant to which the Company grants to Parent an option to purchase shares of common stock of the Company under certain circumstances and (b) a Stock Option Agreement dated as of the date of this Agreement and in the form attached hereto as EXHIBIT "C-2", pursuant to which Parent grants the Company an option to purchase shares of common stock of Parent under certain circumstances (collectively, the "Option Agreement"); and

    (g) The parties intend that the transactions contemplated herein qualify for treatment as a pooling of interests pursuant to APB Opinion No. 16.

AGREEMENT:

    NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

    Section 1.1 THE MERGER. Upon the terms and subject to the conditions contained in this Agreement, and in accordance with the DGCL, at the Effective Time (as hereinafter defined), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall continue as the surviving corporation (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware, and in accordance with Section 259 of the DGCL, all of the rights, privileges, powers, immunities, purposes and franchises of Merger Sub and the Company shall vest in the Surviving Corporation and all of the debts, liabilities, obligations and duties of Merger Sub and the Company shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

    Section 1.2 CLOSING. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of McGrath, North, Mullin & Kratz, P.C., 222 South Fifteenth Street, One Central Park Plaza, Suite 1400, Omaha, Nebraska, at 10:00 a.m., local time, as promptly as practicable after all of the conditions set forth in Article VII are satisfied or waived or on such other date and at such other time and place as Parent and the Company shall agree (the date on which the Closing actually occurs being referred to herein as the "Closing Date").

    Section 1.3 EFFECTIVE TIME. The Merger shall become effective at the time of filing of, or at such later time as is agreed to by the parties and specified in, a properly executed certificate of merger (the "Certificate of Merger"), in the form required by and executed in accordance with the DGCL, filed with the Secretary of State of the State of Delaware, in accordance with the provisions of the DGCL. Such filing shall be made contemporaneously with, or immediately after, the Closing. When used in this Agreement, the term "Effective Time" shall mean the date and time at which the Merger shall become effective.

    Section 1.4 CERTIFICATE OF INCORPORATION AND BY-LAWS. From and after the Effective Time, the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with Applicable Law (as hereinafter defined). From and after the Effective Time, the By-Laws of the Company in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with Applicable Law.

    Section 1.5 DIRECTORS AND OFFICERS. From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation or By-Laws of the Surviving Corporation or as otherwise provided by law. The officers of the Company at the Effective Time shall become the officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation or By-Laws of the Surviving Corporation or as otherwise provided by law.

                                   ARTICLE II

                              CONVERSION OF SHARES

    Section 2.1 CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of Company Common Stock (as defined herein) or any shares of capital stock of Merger Sub:

    (a) Each share of Common Stock, par value $0.001 per share of the Company ("Company Common Stock" or "Shares") issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled pursuant to Section 2.1(c) hereof) shall be converted into the right to receive .64 shares of validly issued, fully paid and nonassessable shares of Common Stock, par value $0.10 per share of Parent ("Parent Common Stock") (the "Exchange Ratio").

    (b) Each share of common stock, par value $1.00, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one duly issued, validly authorized, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation.

    (c) All Shares that are owned by the Company as treasury stock and any Shares that are owned by Parent or Merger Sub shall automatically be cancelled and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

    (d) All Shares converted pursuant to Section 2.1(a) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and each holder of a certificate which immediately prior to the Effective Time represented such outstanding shares (the "Certificates") shall cease to have any rights as shareholders of the Company, except the right to receive the consideration set forth in Section 2.1(a) for each such Share.

    Section 2.2  EXCHANGE PROCEDURES.

    (a) Parent shall designate a bank or trust company to act as Exchange Agent hereunder (the "Exchange Agent"). Immediately following the Effective Time, Parent shall deliver, in trust, to the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, certificates evidencing the shares of Parent Common Stock issuable pursuant to Section 2.1(a) in exchange for outstanding Shares and cash to be paid in lieu of fractional shares pursuant to Section 2.4.

    (b) As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Certificates (i) a form of letter of transmittal (in customary form) specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and (ii) instructions for use in surrendering such Certificates in exchange for the Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (A) that number of shares of Parent Common Stock equal to the product of the Exchange Ratio multiplied by the number of Shares formerly represented by the surrendered Certificate, (B) cash in lieu of fractional shares, and (C) any amounts to which the holder is entitled pursuant to Section 2.3 hereof after giving effect to any required tax withholdings and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.2(b), each Certificate (other than certificates representing shares to be cancelled pursuant to Section 2.1(c) hereof) shall be deemed from and after the Effective Time to represent only the right to receive upon such surrender the Parent Common Stock issuable pursuant to the Merger (and cash in lieu of fractional shares thereof) contemplated by this Agreement. In no event shall the holder of any such surrendered Certificate be entitled to receive interest on any cash to be received in connection with the Merger. Neither the

Exchange Agent nor any party hereto shall be liable to a holder of Shares for any amount paid to a public official as required by any applicable abandoned property, escheat or similar law.

    (c) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the number of shares of Parent Common Stock issuable pursuant to the Merger (and cash in lieu of fractional shares thereof) contemplated by this Agreement.

    Section 2.3 DIVIDENDS; TRANSFER TAXES; WITHHOLDING. No dividends or other distributions that are payable to holders of record of Parent Common Stock on or after the Effective Time, shall be paid to any person entitled by reason of the Merger to receive certificates representing shares of Parent Common Stock (and no such person shall be paid cash in lieu of a fractional share of Parent Common Stock), until such person shall have surrendered its Certificate(s) as provided in Section 2.2 hereof. Subject to applicable law, there shall be paid to each person receiving a certificate representing such shares of Parent Common Stock,
(i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock. In no event shall the person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any cash or certificate representing shares of Parent Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of such certificate representing shares of Parent Common Stock and the distribution of such cash payment in a name other than that of the registered holder of the Certificate so surrendered, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of whom such deduction and withholding were made by Parent or the Exchange Agent.

    Section 2.4 FRACTIONAL SHARES. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to shares shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu thereof each holder of Shares otherwise entitled to a fraction of a share of Parent Common Stock shall, upon surrender of his or her Certificate or Certificates, be entitled to receive an amount of cash (without interest) determined by multiplying the average of the closing price per share on the NYSE Composite Transactions List (as reprinted by THE WALL STREET JOURNAL) for the ten (10) full trading days ending on the fifth
(5th) full trading day preceding the Effective Time by the fractional share interest to which such holder would otherwise be entitled.

    Section 2.5 UNDISTRIBUTED PARENT COMMON STOCK. Any portion of the certificates representing shares of Parent Common Stock issuable upon conversion of Company Common Stock pursuant to

Section 2.1(a) hereof, together with any dividends or distributions payable in respect thereof pursuant to Section 2.3 hereof and any cash payable in lieu of fractional shares pursuant to Section 2.4 hereof, which remains undistributed to the former holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon its request, and any such former holders who have not theretofore surrendered to the Exchange Agent their certificates in compliance with this Article II shall thereafter look only to Parent for payment of their claim for such shares of Parent Common Stock and any dividends or distributions with respect to such shares of Parent Common Stock or cash in lieu of fractional shares (in each case, without interest thereon).

    Section 2.6  OPTIONS.

    (a) Options to purchase Shares (collectively "Options") granted by the Company under the Company's 1988 Stock Option Plan, as amended, 1993 Stock Option/Stock Issuance Plan, as amended, or 1996 Stock Option/Stock Issuance Plan, as amended (collectively, the "Option Plans"), that remain outstanding immediately prior to the Effective Time, whether or not then exercisable, shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Parent and converted so as to entitle the holder thereof to subscribe to, purchase or acquire from Parent the number of shares of Parent Common Stock which equals the product of the Exchange Ratio times the number of shares of Company Common Stock subject to the Options immediately prior to the Effective Time (rounded to the nearest whole share), at an exercise price per share of Parent Common Stock equal to the exercise price per share of Company Common Stock then specified with respect to such Option divided by the Exchange Ratio (rounded to the nearest whole cent); provided, however, in the event of any Option Plan which is an incentive stock option as defined in Section 422 of the Code the aggregate adjusted exercise price of such Option and the number of shares to which such Option is exercisable shall be computed in compliance in all respects with the requirements of Section 424(a) of the Code, including the requirements that such adjustments not confer on the holder of any Option any additional benefits not currently provided under the Option Plans. Material terms and provisions of each Option as assumed and converted by Parent shall be at least as favorable to the holder thereof as the terms and conditions of the Option existing immediately prior to the Effective Time, except that there shall be substituted the appropriate number of shares of Parent Common Stock for Company Common Stock at the appropriate exercise prices described above, effective as of the Effective Time. As promptly as practicable after the Effective Time, Parent shall issue to each holder of an Option a written instrument evidencing its assumption by Parent.

    (b) The Parent and the Company shall take all corporate action necessary to effectuate the assumption and conversion of the Options as set forth in subpart
(a) above, and the Parent shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery thereunder, assumed in accordance with this Section 2.6. Within fifteen (15) days after the Effective Time, the Parent shall file a Registration Statement on Form S-8 (or any successor form) under the Securities Act of 1933, as amended (the "Securities Act") with respect to all shares of Parent Common Stock subject to Options that may be registered on a Form S-8, and shall use commercially reasonable efforts to maintain the effectiveness of such Registration Statement for so long as such Options remain outstanding.

    (c) The provisions of this Section 2.6 are intended to be for the benefit of, and shall be enforceable by, each holder of Options, and such holder's heirs and personal representatives and shall be binding upon all successors and assigns of the Surviving Corporation and Parent.

    Section 2.7 CLOSING OF TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to Parent, they shall be cancelled and exchanged as provided in this Article II.

    Section 2.8 FURTHER ASSURANCES. If, at any time after the Effective Time, Parent shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to or under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to Parent and Merger Sub as set forth below. Such representations and warranties are made subject to certain exceptions and qualifications set forth in the Company Disclosure Schedule dated as of the date hereof and delivered as a separate document and incorporated in this Agreement by reference (the "Company Disclosure Schedule"). The representation(s) and warranty(ies) to which each such exception or qualification relates is (are) specifically identified (by cross-reference or otherwise) in the Company Disclosure Schedule unless the applicability of such exception is reasonably apparent on its face.

    Section 3.1 ORGANIZATION AND GOOD STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on its business as it is now being conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect, individually or in the aggregate, on the assets, liabilities, financial condition, or results of operations of the Company and its Subsidiaries taken as a whole, or the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement (a "Company Material Adverse Effect") provided, however, that (i) any adverse change, event or effect that is demonstrated to be primarily caused by conditions affecting the United States economy generally that is material to the business of the Company and its Subsidiaries, taken as a whole, shall not be taken into account in determining whether there has been or would be a "Company Material Adverse Effect" on or with respect to the Company and its Subsidiaries, taken as a whole, (ii) any adverse change, event or effect that is demonstrated to be primarily caused by conditions generally affecting the computer products or services industry shall not be taken into account in determining whether there has been or would be a "Company Material Adverse Effect" on or with respect to the Company and its Subsidiaries, taken as a whole, (iii) any adverse change in the stock price or trading volume of the Company Common Stock as quoted on the New York Stock Exchange, in and of itself, shall not be taken into account in determining whether there has been or would be a "Company Material Adverse Effect" on or with respect to the Company and its Subsidiaries, taken as a whole, (iv) any failure by the Company to meet the revenue or earnings predictions of equity analysts or any other revenue or earnings predictions or expectations, for any period ending (or for which earnings are released) on or after the date of this Agreement and prior to the Closing Date, in and of itself, shall not be taken into account in determining whether there has been or would be a "Company Material Adverse Effect" on or with respect to the Company and its Subsidiaries taken as a whole, (v) any adverse change arising primarily out of or resulting primarily from actions taken by the Company or any of its Subsidiaries in connection with (but not in breach of) this Agreement and the transactions contemplated hereunder, or which is primarily attributable to the announcement of this Agreement and the transactions contemplated hereby (including, without limitation, employee attrition or any loss of business resulting from termination or modification of any vendor, customer or other business relationships, or otherwise) shall not, other than to the extent such adverse changes result from the breach by the Company of its obligations under

Section 5.1, be taken into account in determining whether there has been or would be a "Company Material Adverse Effect" on or with respect to the Company and its Subsidiaries, taken as whole, and (vi) any litigation or threat of litigation challenging any of the transactions contemplated herein or any shareholder litigation or threat of shareholder litigation resulting from the Agreement or the transactions contemplated herein shall not be a "Company Material Adverse Effect" on or with respect to the Company and its subsidiaries, taken as a whole. As used in this Agreement, a "Subsidiary" of any person means another person owned directly or indirectly by such person by reason of such person owning or controlling an amount of the voting securities, other voting ownership or voting partnership interests of another person which is sufficient to elect at least a majority of its Board of Directors or other governing body of another person or, if there are no such voting interests, at least a majority of the equity interests of another person.

    Section 3.2 CERTIFICATE OF INCORPORATION AND BY-LAWS. True, correct and complete copies of the Certificate of Incorporation and By-laws or equivalent organizational documents, each as amended to date, of the Company have been delivered to Parent. The Certificate of Incorporation, By-laws and equivalent organizational documents of the Company and each of its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any provision of its Certificate of Incorporation, By-laws or equivalent organizational documents.

    Section 3.3  CAPITALIZATION.

    (a) The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock $0.001 par value. As of August 31, 1998 43,563,243 shares of Company Common Stock were issued and outstanding and no shares were held in the treasury of the Company. Since August 31, 1998, the Company has not, except as set forth in SECTION 3.3 of the Company Disclosure Schedule, issued any shares of capital stock, any security convertible into or exchangeable for shares of such capital stock, including any Option, other than the issuance of shares of Company Common Stock upon the exercise of Options. All of the issued and outstanding Shares have been validly issued, and are fully paid and nonassessable, and are not subject to preemptive rights. As of August 31, 1998, the Company did not have any outstanding stock appreciation rights, and since such date, the Company has not issued any stock appreciation rights. As of August 31, 1998, the Company had granted and there were outstanding Options entitling the holders thereof to purchase, acquire or receive an aggregate of 6,095,134 shares of the Company Common Stock.

    (b) Except as described in Section 3.3(a) hereof, and except as set forth in
SECTION 3.3 of the Company Disclosure Schedule: (i) there are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party relating to the issued or unissued capital stock or other equity interests of the Company or any of its Subsidiaries, requiring the Company or any of its Subsidiaries to grant, issue or sell any shares of the capital stock or other equity interests of the Company or any of its Subsidiaries; (ii) neither the Company nor its Subsidiaries has any obligation, contingent or otherwise, to repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of the Company or its Subsidiaries or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of bank obligations entered into in the ordinary course of business; (iii) neither the Company nor any of its Subsidiaries, directly or indirectly, owns, or has agreed to purchase or otherwise acquire, the capital stock or other equity interests of, or any interest convertible into or exchangeable or exercisable for such capital stock or such equity interests, of any corporation, partnership, joint venture or other entity which would be material in value to the Company; and (iv) there are no voting trusts, proxies or other agreements or understandings to or by which the Company or any of its Subsidiaries is a party or is bound with respect to the voting of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries.

    Section 3.4 COMPANY SUBSIDIARIES. SECTION 3.4 of the Company Disclosure Schedule sets forth a list of each Subsidiary of the Company. Each Subsidiary of the Company is a corporation, partnership or

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other entity duly organized, validly existing and in good standing (to the extent such concept is recognized in such jurisdiction) under the laws of its jurisdiction of incorporation or organization. Each Subsidiary of the Company has the corporate power and authority to carry on its business as it is now being conducted. Each Subsidiary of the Company is duly qualified as a foreign corporation or organization authorized to do business, and is in good standing (to the extent such concept is recognized in such jurisdiction), in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth in
SECTION 3.4 of the Company Disclosure Schedule, all of the outstanding shares of capital stock or other equity interests in each of the Company's Subsidiaries have been validly issued, and are fully paid, nonassessable and are owned by the Company or another Subsidiary of the Company free and clear of all pledges, claims, options, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"), and are not subject to preemptive rights. Other than the Subsidiaries, neither the Company nor any Subsidiary has any material (individually or in the aggregate) investment in any other entity or any material (individually or in the aggregate) investment in any partnership, joint venture or similar entity, except as disclosed in SECTION 3.4 of the Company Disclosure Schedule, all of which investments are owned free and clear of all Liens. SECTION 3.4 of the Company Disclosure Schedule sets forth a list of all individuals and entities (other than the Company) that own shares or interests in any Subsidiary or in any entity, partnership, joint venture or similar entity in which the Company owns shares or has an investment.

    Section 3.5  CORPORATE AUTHORITY.

    (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, the Company Stock Voting Agreement and the Option Agreement and, in the case of this Agreement, subject to the adoption of the Agreement by the Company's shareholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the Company Stock Voting Agreement and the Option Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by its Board of Directors and, in the case of this Agreement, subject to the adoption of the Agreement by the Company's shareholders, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Company Stock Voting Agreement and the Option Agreement and the consummation by it of the transactions contemplated hereby and thereby. This Agreement, the Company Stock Voting Agreement and the Option Agreement have been duly executed and delivered by the Company and constitute valid and binding agreements of the Company and each is enforceable against the Company in accordance with its terms.

    (b) Prior to execution and delivery of this Agreement, the Board of Directors of the Company (at a meeting duly called and held) has (i) approved and declared advisable this Agreement, the Merger and the transactions contemplated hereby, and the Company Stock Voting Agreement and Option Agreement and the transactions contemplated thereby, (ii) determined that the transactions contemplated hereby and thereby are fair to, and in the best interests of, the holders of Company Common Stock as of such date and (iii) subject to the provisions hereof, determined to recommend this Agreement, the Merger and the other transactions contemplated hereby to the Company's shareholders for approval and adoption at the shareholders meeting contemplated by Section 6.4(a) hereof. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Shareholder Meeting, voting together as a single class, is the only vote of the holders of any class or series of the Company's capital stock necessary for the due adoption of this Agreement by the Company's stockholders. The Company has taken all steps necessary to approve and exempt this Agreement, the Company Stock Voting Agreement and the Option Agreement and the transactions contemplated hereby and thereby from the restrictions on "business combinations" set forth in
Section 203 of the DGCL, from any other applicable takeover statute and from any applicable charter or organizational document of the Company containing any change of control, "anti-takeover" or similar provision.

    Section 3.6  COMPLIANCE WITH APPLICABLE LAW.  Except as set forth in SECTION
3.6 of the Company Disclosure Schedule, (i) each of the Company and its Subsidiaries holds, and is in compliance with the terms of, all permits, licenses, exemptions, orders and approvals of all Governmental Entities (as hereinafter defined) necessary for the conduct of their respective businesses as currently conducted ("Company Permits"), except for failures to hold or to comply with such Company Permits which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;
(ii) with respect to the Company Permits, no action or proceeding is pending or, to the knowledge of the Company, threatened, and, to the knowledge of the Company, no fact exists or event has occurred that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;
(iii) the business of the Company and its Subsidiaries is being conducted and has been conducted in compliance with all applicable laws, ordinances, regulations, judgments, decrees or orders ("Applicable Law") of any federal, state, local, foreign or multinational court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or administrative agency or commission (a "Governmental Entity"), except for violations or failures to so comply that would not, individually, or in the aggregate, have a Company Material Adverse Effect; and (iv) no investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or, to the knowledge of the Company, threatened that, individually or in the aggregate are reasonably likely to have a Company Material Adverse Effect.

    Section 3.7 NON-CONTRAVENTION. Except as set forth in SECTION 3.7 of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement, the Company Stock Voting Agreement and the Option Agreement do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license (any of the foregoing, a "Contract") binding upon the Company or any of its Subsidiaries, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Certificate of Incorporation or By-Laws or other equivalent organizational document, in each case as amended, of the Company or any of its Subsidiaries, or (iii) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, right, loss or Lien that, individually or in the aggregate, would not have a Company Material Adverse Effect.

    Section 3.8 GOVERNMENT APPROVALS; REQUIRED CONSENTS. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement, the Company Stock Voting Agreement or the Option Agreement by the Company or is necessary for the consummation of the transactions contemplated hereby and thereby (including, without limitation, the Merger) except: (i) the filing with (and declaration of effectiveness by) the Securities and Exchange Commission ("SEC") of the Joint Proxy Statement under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any applicable state securities or "blue sky" law as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of a notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") (and all approvals or termination of applicable waiting periods contemplated thereby), (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iv) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to obtain or make would not, individually or in the aggregate, have a Company Material Adverse Effect.

    Section 3.9  SEC DOCUMENTS AND OTHER REPORTS.

    (a) The Company has filed all documents required to be filed prior to the date hereof by it and its Subsidiaries with the SEC since March 1, 1996 (the "Company SEC Documents"). As of their respective dates, or if amended, as of the date of the last such amendment, the Company SEC Documents complied, and all documents required to be filed by the Company with the SEC after the date hereof and prior to the Effective Time (the "Subsequent Company SEC Documents") will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and none of the Company SEC Documents contained when filed, and the Subsequent Company SEC Documents will not contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents when filed fairly presented, and included in the Subsequent Company SEC Documents will fairly present, the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments) in conformity with United States generally accepted accounting principles ("GAAP") (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since April 30, 1998, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as may be required by GAAP. All restructuring charges and expenses taken by the Company since April 30, 1998, are properly chargeable to the Company's current fiscal year and are not required by GAAP to be charged to any other accounting period.

    Section 3.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except for entering into this Agreement and consummation of the transactions contemplated hereby and except as set forth in SECTION 3.10 of the Company Disclosure Schedule and the Company's previously announced restructuring plan, since April 30, 1998, the Company and its Subsidiaries have conducted their respective businesses and operations only in the ordinary and usual course consistent with past practice and, except as set forth in SECTION 3.10 of the Company Disclosure Schedule, there has not occurred (i) through the date of this Agreement, any change in the assets, liabilities, financial condition or the results of the Company and the Subsidiaries having a Company Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) having a Company Material Adverse Effect; (iii) any declaration, setting aside or payment of any dividend or distribution of any kind by the Company on any class of its capital stock; (iv) any material increase in the compensation payable or to become payable by the Company or any Subsidiary to its directors, officers or key employees or any material increase in any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such directors, officers or key employees, other than in the ordinary course of business; (v) any labor dispute, other than routine matters none of which has, or would be reasonably expected to have, a Company Material Adverse Effect; (vi) any entry by the Company or the Subsidiaries into any commitment or transaction (including, without limitation, any borrowing or capital expenditure) material (individually or in the aggregate) to the Company or its Subsidiaries other than in the ordinary course of business; (vii) any material change by the Company or its Subsidiaries in accounting methods, principles or practices except as required by concurrent changes in GAAP or concurred with by the Company's independent public accountants; (viii) any material agreement, whether in writing or otherwise, to take any action described in this Section 3.10; or (ix) any event or action that, if occurring or taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of
Section 5.1 hereof and would constitute a Company Material Adverse Effect.

    Section 3.11 ACTIONS AND PROCEEDINGS. Except as set forth in the Company SEC Documents or SECTION 3.11 or SECTION 3.14 of the Company Disclosure Schedule, (a) there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against the Company or any of its Subsidiaries, any of their properties, assets or business, or, to the knowledge of the Company, any of the Company's or its Subsidiaries' current or former directors or officers (during the period served as such) or any other person whom the Company or any of its Subsidiaries has agreed to indemnify, as such, that, individually or in the aggregate have a Company Material Adverse Effect, and (b) there are no actions, suits or legal, administrative, regulatory or arbitration proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, any of their properties, assets or business, or, to the knowledge of the Company, any of the Company's or its Subsidiaries' current or former directors or officers or any other person whom the Company or any of its Subsidiaries has agreed to indemnify that are, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

    Section 3.12  ABSENCE OF UNDISCLOSED LIABILITIES.  Except (a) as set forth
SECTION 3.12 or SECTION 3.14 of the Company Disclosure Schedule, (b) for liabilities or obligations which are accrued or reserved against on the balance sheet (or reflected in the notes thereto) included in the Company's Annual Report on Form 10-K for the year ended April 30, 1998 (the "Company 10-K"), (c) for liabilities arising out of the Company's previously announced restructuring plan, and (d) for normal and recurring liabilities since April 30, 1998, neither the Company nor any of its Subsidiaries has any liabilities or obligations (including, without limitation, Tax (as hereinafter defined) liabilities) (whether absolute, accrued, contingent or otherwise), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a Company Material Adverse Effect.

    Section 3.13 CERTAIN CONTRACTS AND ARRANGEMENTS. The Company has not breached or defaulted (nor has any event occurred which, with passage of time or giving of notice would constitute a default), or received in writing any claim or notice that it has breached or defaulted under, any of the terms or conditions of any agreement, contract or commitment in such a manner as, individually or in the aggregate, are reasonably likely to have a Company Material Adverse Effect. In addition, the Company has used reasonable best efforts to identify and disclose on SECTION 3.13 of the Company Disclosure Schedule all of the following to which the Company or any of its Subsidiaries is a party (and which are not listed as exhibits to the Company's 10-K): (a) material employment, consulting, noncompete, severance or similar agreement with any director, officer or salaried employee; (b) collective bargaining agreement;
(c) material indenture, mortgage, note, installment obligation, agreement or other instrument relating to the borrowing of money by the Company or any Subsidiary or the guaranty by the Company or any Subsidiary of any material obligation for the borrowing of money; (d) real property lease in excess of 20,000 square feet and any other material lease (i.e., a lease (other than leases that have been properly capitalized by the Company in accordance with
GAAP) with future yearly rental payments in excess of $150,000 or aggregate future rental payments in excess of $500,000 over the term thereof); (e) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, the Company or any of its Subsidiaries is entitled to conduct all or any material portion of the business of the Company and its Subsidiaries taken as a whole; (f) any joint venture, partnership or similar arrangement extending beyond six (6) months or involving a commitment for future equity or investment of more than $500,000; (g) a listing of the top fifty (50) customers based on estimated annual revenue, including a listing of the contracts in place with the top ten (10) customers; (h) a listing of the vendors with whom the Company has contracts involving purchases in excess of $500,000 on an annualized basis, including a listing of the contracts in place with the top ten (10) vendors; (i) any material agreement the benefits of which are contingent or increased, or the terms of which are materially altered, or the vesting of benefits of which will be accelerated, upon the occurrence of a transaction of the nature contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (j) any material agreement of indemnification or guaranty not entered into in the ordinary course of business; (k) any agreement, capitalized lease, contract or commitment relating to capital expenditures and involving future obligations in excess of $1,500,000, and not cancelable without penalty; (l) any agreement, contract or commitment currently in force relating to any ownership interest in any corporation, partnership, joint venture or other business enterprise that is material in value to the Company; or (m) any other contract or agreement that is otherwise material to the Company or the Subsidiaries taken as a whole, except for purchase and sales orders and similar contracts entered into in the ordinary course of business.

    Section 3.14  TAXES.

    (a) For the purposes of this Agreement, a "Tax" or, collectively, "Taxes" means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including, without limitation, taxes based upon or measured by gross receipts, income, profits, sales, use or occupation, and value added, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment insurance, social security, business license, occupation, business organization, stamp, environmental and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any law or any agreements or arrangements with any other person with respect to such amounts and including, without limitation, any primary, contingent, transferee or successor liability for taxes of another person, a predecessor entity or former affiliate. "Tax Returns" means all reporting, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

    (b) Except as disclosed in SECTION 3.14 of the Company Disclosure Schedule, each of the Company and its Subsidiaries has filed all Tax Returns that it was required to file, and, except to the extent that a reserve for Taxes was reflected on the Company's balance sheet included in the Company's 10-K (the "Company Balance Sheet") (exclusive of any accruals for "deferred taxes" or similar items that reflect timing differences between Tax and financial accounting principles), all such Tax Returns were correct and complete. Except as disclosed in SECTION 3.14 of the Company Disclosure Schedule, each group of corporations with which the Company or any Subsidiary has filed (or was required to file) consolidated, combined, unitary or similar Tax Returns (a "Company Affiliated Group") has filed all such Tax Returns that it was required to file with respect to any period in which the Company or a Subsidiary was a member of such Company Affiliated Group (a "Company Affiliated Period"), and, except to the extent that a reserve for Taxes was reflected on the Company Balance Sheet (exclusive of any accruals for "deferred taxes" or similar items that reflect timing differences between Tax and financial accounting principles), all such Tax Returns were correct and complete. Except as disclosed in SECTION 3.14 of the Company Disclosure Schedule, and except to the extent that a reserve for Taxes was reflected on the Company Balance Sheet (exclusive of any accruals for "deferred taxes" or similar items that reflect timing differences between Tax and financial accounting principles), each of the Company and its Subsidiaries has paid all Taxes (whether or not shown on such Tax Returns) that were due and payable, and each Company Affiliated Group has paid all Taxes (whether or not shown on such Tax Returns) that were due and payable with respect to all Company Affiliated Periods and with respect to which the Company or any of its Subsidiaries may be liable by operation of law or otherwise. Except as disclosed in SECTION 3.14 of the Company Disclosure Schedule, the unpaid Taxes of the Company and the Subsidiaries for Tax periods through the date of the Company Balance Sheet do not exceed the accruals and reserves for Taxes set forth on the Company Balance Sheet (exclusive of any accruals for "deferred taxes" or similar items that reflect timing differences between Tax and financial accounting principles). The unpaid Taxes of the Company and the Subsidiaries for Tax periods from the date of the Company Balance Sheet through the Closing Date are normal recurring taxes attributable solely to the conduct of their businesses in the ordinary course and in a manner consistent with past practices. All Taxes that the Company or any Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. Each of the representations contained in the this Section 3.14(b) shall be (i) limited in its application to items which are reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, and (ii) qualified to the extent of any adverse determination of matters set forth in SECTION 3.14 of the Company Disclosure Schedule.

    (c) The Company is not and never has been a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (whether written or unwritten or arising under operation of federal law as a result of being a member of a group filing consolidated Tax Returns, under operation of certain state laws as a result of being a member of a unitary group, or under comparable laws of other states or foreign jurisdictions) which includes a party other than the Company nor does the Company owe any amount under any such agreement. Except as set forth in SECTION 3.14 of the Company Disclosure Schedule, no examination or audit by any Governmental Entity of any Tax Return of the Company, any of its Subsidiaries or any Company Affiliated Group with respect to a Company Affiliated Period is currently in progress or, to the knowledge of the Company and its Subsidiaries, threatened or contemplated, in each case, which involve claims that individually or in the aggregate are reasonably likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has been informed by any jurisdiction that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed which failure or failures individually, or in the aggregate, are reasonably likely to have a Company Material Adverse Effect.

    (d) Neither the Company nor any of its Subsidiaries is a "consenting corporation" within the meaning of Section 341(f) of the Code, and none of the assets of the Company or its Subsidiaries are subject to an election under
Section 341(f) of the Code.

    (e) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

    (f) Except as set forth in SECTION 3.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that will not be deductible under either Code
Section 162(m) or Code Section 280G (or cause the Company or any of its Subsidiaries to incur an obligation to reimburse a person for a tax imposed under Code Section 4999).

    (g) The interest paid or payable by the Company to Vanstar Financing Trust pursuant to the Company's 6 3/4% Convertible Subordinated Debentures due 2016 is deductible as interest payments under Code Section 163.

    (h) Except as set forth in SECTION 3.14 of the Company Disclosure Schedule, to the knowledge of the Company, no state of facts or circumstances exist which are reasonably likely to constitute grounds for the assessment of Taxes against the Company or any Subsidiary where such assessment, individually or in the aggregate, would have a Company Material Adverse Effect.

    Section 3.15  PATENTS, TRADEMARKS AND SIMILAR RIGHTS.

    (a) The Company and its Subsidiaries own, or are licensed or otherwise possess and, after the Effective Time, will continue to own, license or otherwise possess, legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of the Company and its Subsidiaries as currently conducted, the absence of which would be reasonably likely to have a Company Material Adverse Effect (the "Company Intellectual Property Rights").

    (b) Neither the Company nor any of its Subsidiaries is, or will as a result of the execution and delivery of this Agreement or the performance of the Company's obligations under this Agreement or otherwise be, in breach of any license, sublicense or other agreement relating to the Company Intellectual Property Rights, or any material licenses, sublicenses and other agreements as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any third party patents, trademarks or copyrights ("Company Third Party Intellectual Property Rights"), including software that is used in the manufacture of, incorporated in, or forms a part of any product sold by or expected to be sold by the Company or any of its Subsidiaries, the breach of which would be reasonably likely to have a Company Material Adverse Effect.

    (c) All patents, registered trademarks, service marks and copyrights which are held by the Company or any of its Subsidiaries and which are material to the business of the Company and its Subsidiaries, taken as a whole, are valid and subsisting. The Company (i) has not been sued in any suit, action or proceeding, or received in writing any claim or notice, which involves a claim of infringement of any patent, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party which, if adversely determined, would be reasonably likely to have a Company Material Adverse Effect; and (ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement would reasonably be expected to have a Company Material Adverse Effect.

    Section 3.16 INFORMATION IN DISCLOSURE DOCUMENTS AND REGISTRATION STATEMENT. None of the information supplied or to be supplied by the Company specifically for inclusion in (i) the Registration Statement on Form S-4 to be filed with the SEC under the Securities Act for the purpose of registering the shares of Parent Common Stock to be issued in connection with the Merger (the "Registration Statement") or (ii) the Joint Proxy Statement will, in the case of the Registration Statement, at the time it becomes effective or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the initial mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Company Shareholder Meeting and the Parent Shareholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. As of the date of its initial mailing and as of the date of the Company Shareholder Meeting and the Parent Shareholder Meeting, the Joint Proxy Statement will comply (with respect to information relating to the Company) as to form in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made or incorporated by reference in the foregoing documents based upon information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

    Section 3.17  EMPLOYEE BENEFIT PLANS; ERISA.

    (a) SECTION 3.17 of the Company Disclosure Schedule sets forth the name of each Company Plan (as defined below) and of each bonus, deferred compensation, incentive compensation, profit sharing, salary continuation, employee benefit plan, stock purchase, stock option, employment, severance, termination, golden parachute, consulting or supplemental retirement plan or agreement to which the Company or any Subsidiary is a party to or contributes to or pursuant to which any employee of the Company or any Subsidiary is entitled to benefits (collectively, the "Benefit Plans"), true copies of which have heretofore been delivered to Parent. Except as set forth in SECTION 3.17 of the Company Disclosure Schedule, each Company Plan and Benefit Plan complies with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code and all other applicable laws and administrative or governmental rules and regulations except for any such noncompliance that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect. No "reportable event" (within the meaning of Section 4043 of ERISA) has occurred and no notice of such event is pending with respect to any Company Plan; neither the Company nor any of its ERISA Affiliates has withdrawn from any Company Plan under Section 4063 of ERISA or has taken, or is currently considering taking, any action to do so; and no action has been taken, or is currently being considered, to terminate any Company Plan subject to Title IV of ERISA, in any such case, where such event, withdrawal or action, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect. No Company Plan, nor any trust created

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thereunder, has incurred any material "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived. Except as set forth in
SECTION 3.17 of the Company Disclosure Schedule, there are no (individually or in the aggregate) actions, suits or claims pending or, to the knowledge of the Company, threatened (other than routine claims for benefits) with respect to any Company Plan or Benefit Plan and that is, individually, or in the aggregate, reasonably likely to result in a Company Material Adverse Effect. Neither the Company nor any of its ERISA Affiliates has incurred or would reasonably be expected to incur any liability under or pursuant to Title IV of ERISA that has not been satisfied in full and that are, individually, or in the aggregate, reasonably likely to result in a Company Material Adverse Effect. To the knowledge of the Company, no non-exempt prohibited transactions described in
Section 406 of ERISA or Section 4975 of the Code have occurred. Except as set forth in SECTION 3.17 of the Company Disclosure Schedule, all Company Plans and Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received a favorable determination letter as to such qualification from the Internal Revenue Service, and no event has occurred, either by reason of any action or failure to act, which could be expected to cause the loss of any such qualification, and the Company is not aware of any reason why any Company Plan and Benefit Plan is not so qualified in operation. As used herein: "Company Plan" means a "pension plan" (as defined in Section 3(2) of ERISA), or a "welfare plan" (as defined in Section 3(l) of ERISA) established or maintained by the Company or any of its ERISA Affiliates or to which the Company or any of its ERISA Affiliates has contributed in the last six years or otherwise may have any liability.

    (b) None of the Benefit Plans is (i) a plan subject to Title IV of ERISA or
(ii) a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) (herein a "Multiemployer Plan"). Neither the Company or its ERISA Affiliates has ever contributed to or had an obligation to contribute to any Multiemployer Plan.

    (c) Except as set forth on SECTION 3.17(C) of the Company Disclosure Schedule, no Benefit Plan which is a "welfare plan" (as defined in Section 3(1) of ERISA) provides for continuing benefits or coverage for any participant or any beneficiary of a participant after such participant's termination of employment except as may be required by the Consolidated Omnibus Budget Reconciliation Action of 1985, as amended ("COBRA"), and the regulations thereunder at the expense of the participant or the beneficiary of the participant.

    (d) Except as disclosed in SECTION 3.17(D) of the Company Disclosure Schedule, (i) no amount payable under any Company Plan will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code; and (ii) the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event that is reasonably likely to occur, (A) entitle any current or former director, officer or employee of the Company or any of its ERISA Affiliates to severance pay, golden parachute payments, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such director, officer or employee.

    Section 3.18 ENVIRONMENTAL MATTERS. Except as set forth in the Company SEC Documents, (i) no person, entity or governmental agency has asserted against the Company or any of its Subsidiaries any requests, claims or demands for damages, costs, expenses or causes of action arising out of or due to the emission, disposal, discharge or other release or threatened release of any Hazardous Substances or Pollutants or Contaminants (in each case, as defined in or governed by any applicable federal, state or local statute, law or regulation) in connection with or related to any past or present facilities, properties or assets, owned, leased or operated by the Company or any of its Subsidiaries (collectively, the "Company's Assets"), arising out of or due to any injury to human health or the environment by reason of the current condition or operation of the Company's Assets, or past conditions and operations or activities on the Company's Assets; (ii) neither the Company nor any Subsidiary is a party to any pending, or to the knowledge of the Company, threatened actions for damages, costs, expenses, demands, causes of action, claims, losses, administrative proceedings, enforcement actions, or investigations relating to the emission, disposal, discharge or release of Hazardous Substances or Pollutants or Contaminants associated with the

Company's Assets or operations; (iii) there is no environmental condition, situation or incident on, at or concerning the Company's Assets that could give rise to a action or liability under applicable environmental law, rule, ordinance or common law theory relating to Hazardous Substances, Pollutants or Contaminants; and (iv) there is no liability associated with the Company's Assets under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Resource Conservation and Recovery Act or the Toxic Substances and Control Act, or any other similar state or local law, in any such case where such event, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.

    Section 3.19 LABOR MATTERS. Neither the Company nor any of its Subsidiaries has any labor contracts or collective bargaining agreements.. There is no material unfair labor practice complaint pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries with respect to the Company Business. Since April 30, 1998, there has not been any labor strike, dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has experienced any primary work stoppage or other labor difficulty involving its employees, in either such case, which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

    Section 3.20 AFFILIATE TRANSACTIONS. Except as set forth in SECTION 3.20 of the Company Disclosure Schedule, to the knowledge of Company, no director, officer, executive employee or shareholder beneficially owning 5% or more of the total number of issued and outstanding shares of Common Stock: (i) has any material contractual relationship with the Company, other than employment contracts and contracts made on an arm's-length basis in the ordinary course of business; or (ii) has any direct or indirect interest in any material right, property or asset which is used by the Company or any of its Subsidiaries in the conduct of its or their business.

    Section 3.21 OPINION OF FINANCIAL ADVISOR. The Company has received the written opinion of Credit Suisse First Boston Corporation ("CSFB") to the effect that as of the date of this Agreement, the Exchange Ratio is fair to the holders of Company Common Stock, other than Parent or Merger Sub, from a financial point of view. A true, correct and complete copy of the written opinion delivered by CSFB, which opinion shall be included in the Joint Proxy Statement in its entirety, as well as a true and correct copy of the Company's engagement of CSFB, have been delivered to Parent by the Company.

    Section 3.22 BROKERS. Other than CSFB, no broker, finder or financial advisor retained by the Company is entitled to any brokerage, finder's or other fee or commission from the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. A true and correct copy of the Company's engagement letter with CSFB has been delivered to Parent by the Company.

    Section 3.23 POOLING. The Company does not know of any reason why the Merger will not qualify as a pooling of interests transaction under APB 16, and neither the Company nor any of its Subsidiaries has, to its knowledge after consultation with its independent accountants, taken any action that will prevent the Merger from qualifying as a pooling of interests transaction under APB 16.

    Section 3.24 INSURANCE; RISK MANAGEMENT. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. The steps taken by the Company to manage the various risks incident to the business and operations of the Company and its Subsidiaries and their respective properties and assets are at least equivalent to those taken by persons engaged in similar businesses, except for any failures to take such steps that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

    Section 3.25  YEAR 2000.

    (a) The term "Year 2000 Compliant", as used herein, shall mean that the applicable systems, processes, software, hardware and/or equipment is able to perform the following functions without human intervention:

    handle date information before, during and after January 1, 2000, including but not limited to accepting date input, providing date output, and performing calculations on dates or portions of dates function accurately and without interruption before, during and after January 1, 2000, without any change in operations associated with the advent of the new century respond to two-digit year-date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner store and provide output of date information in ways that are unambiguous as to century.

    (b) The Company has conducted an assessment of its and its Subsidiaries' internal operating systems, processes, software, hardware and equipment and based upon this assessment has developed a plan designed to ensure that the same are Year 2000 Compliant on or before December 31, 1999. To the knowledge of the Company, such plan will be implemented and successfully completely on or before December 31, 1999, and the implementation and completion of such plan will not have a Company Material Adverse Effect.

                                   ARTICLE IV

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent represents and warrants to the Company as set forth below. Such representations and warranties are made subject to certain exceptions and qualifications set forth in the Parent Disclosure Schedule dated as of the date hereof and delivered as a separate document and incorporated in this Agreement by reference (the "Parent Disclosure Schedule"). The representation(s) and warranty(ies) to which each such exception or qualification relates is (are) specifically identified (by cross-reference or otherwise) in the Parent Disclosure Schedule unless the applicability of such exception is reasonably apparent on its face.

    Section 4.1 ORGANIZATION AND GOOD STANDING. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the States of Delaware, and each has the corporate power and authority to carry on its business as it is now being conducted. Parent is duly qualified as a foreign corporation to do business, and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect, individually or in the aggregate, on the assets, liabilities, financial condition or results of operations of Parent and its Subsidiaries taken as a whole, or the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement (a "Parent Material Adverse Effect"); provided, however, that (i) any adverse change, event or effect that is demonstrated to be primarily caused by conditions affecting the United States economy generally that is material to the business of Parent and its Subsidiaries, taken as a whole, shall not be taken into account in determining whether there has been or would be a "Parent Material Adverse Effect" on or with respect to the Parent and its Subsidiaries, taken as a whole,
(ii) any adverse change, event or effect that is demonstrated to be primarily caused by conditions generally affecting the computer products or services industry shall not be taken into account in determining whether there has been or would be a "Parent Material Adverse Effect" on or with respect to Parent and its Subsidiaries, taken as a whole, (iii) any adverse change in the stock price or trading volume of the Parent Common Stock as quoted on the New York Stock Exchange, in and of itself, shall not be taken into account in determining whether there has been or would be a "Parent

Material Adverse Effect" on or with respect to Parent and its Subsidiaries, taken as a whole, (iv) any failure by Parent to meet the revenue or earnings predictions of equity analysts or any other revenue or earnings predictions or expectations for any period ending (or for which earnings are released) on or after the date of this Agreement and prior to the Closing Date, in and of itself, shall not be taken into account in determining whether there has been or would be a "Parent Material Adverse Effect" on or with respect to Parent and its Subsidiaries taken as a whole, (v) any adverse change arising primarily out of or resulting primarily from actions taken by Parent or any of its Subsidiaries in connection with (but not in breach of) this Agreement and the transactions contemplated hereunder, or which is primarily attributable to the announcement of this Agreement and the transactions contemplated hereby (including, without limitation, employee attrition or any loss of business resulting from termination or modification of any vendor, customer or other business relationships, or otherwise) shall not, other than to the extent such adverse changes result from the breach by Parent of its obligations under Section 5.1, be taken into account in determining whether there has been or would be a "Parent Material Adverse Effect" on or with respect to Parent and its Subsidiaries, taken as a whole, and (vi) any litigation or threat of litigation challenging any of the transactions contemplated herein shall not be a "Parent Material Adverse Effect" on or with respect to Parent and its subsidiaries, taken as a whole.

    Section 4.2 CERTIFICATE OF INCORPORATION AND BY-LAWS. True, correct and complete copies of the Certificates of Incorporation and By-laws, each as amended to date, of Parent and Merger Sub have been delivered to the Company. The Certificates of Incorporation and By-laws of and equivalent documents of Parent and each of its Subsidiaries are in full force and effect. Neither Parent nor any of its Subsidiaries is in violation of any provision of its Certificate of Incorporation, By-laws or equivalent documents.

    Section 4.3  CAPITALIZATION.

    (a) The authorized capital stock of Parent consists of (i) 30,000,000 shares of Parent Common Stock, and (ii) 1,000,000 shares of Parent Class A Preferred Stock, $1.00 par value ("Class A Preferred Stock"). As of August 7, 1998, (i) 16,740,261 shares of Parent Common Stock were issued and outstanding. Currently, there are no shares of Class A Preferred Stock issued and outstanding. Since August 7, 1998 through the date hereof, Parent has not, except as set forth in
SECTION 4.3 of the Parent Disclosure Schedule, issued any shares of its capital stock, or any security convertible into or exchangeable for shares of such capital stock, other than the issuance of options and restricted stock pursuant to the plans and arrangements described in the Parent SEC Documents and other than upon the exercise of stock options. The authorized capital stock of Merger Sub consists of 10,000 shares of Common Stock, par value $1.00 per share, constituting the Merger Sub Common Stock. As of the date hereof, 1,000 shares of Merger Sub Common Stock are issued and outstanding, all of which are owned by Parent, and no shares of Merger Sub Common Stock are held in the treasury of Merger Sub. All of the issued and outstanding shares of Parent Common Stock and Merger Sub Common Stock have been validly issued, and are fully paid and nonassessable, and are not subject to preemptive rights.

    (b) Except as described in Section 4.3(a) hereof, and except as set forth in
SECTION 4.3 of the Parent Disclosure Schedule, (i) there are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any character to which Parent or Merger Sub or any of their respective Subsidiaries is a party relating to the issued or unissued capital stock or other equity interests of Parent and any of its Subsidiaries, requiring Parent or Merger Sub or any of its Subsidiaries to grant, issue or sell any shares of the capital stock or other equity interests of Parent or any of its Subsidiaries; (ii) neither Parent nor any of its Subsidiaries have any obligation, contingent or otherwise, to repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of Parent or its Subsidiaries, or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of bank obligations entered into in the ordinary course of business; (iii) neither Parent nor any of its Subsidiaries, directly or indirectly, owns, or has agreed to purchase or otherwise acquire, the capital stock or other equity interests of, or any interest convertible into or exchangeable or exercisable for such capital stock or such equity interests, of any corporation, partnership, joint venture or other entity which would be material in value to Parent; and (iv) there are no voting trusts, proxies or other agreements or understandings to or by which Parent or Merger Sub or any of their respective Subsidiaries is a party or is bound with respect to the voting of any shares of capital stock or other equity interests of Parent or Merger Sub.

    Section 4.4 PARENT SUBSIDIARIES. SECTION 4.4 of the Parent Disclosure Schedule sets forth a list of each Subsidiary of Parent. Each Subsidiary of Parent is a corporation, partnership or other entity duly organized, validly existing and in good standing (to the extent such concept is recognized in such jurisdiction) under the laws of its jurisdiction of incorporation or organization. Each Subsidiary of Parent has the corporate power and authority to carry on its business as it is now being conducted. Each Subsidiary of Parent is duly qualified as a foreign corporation or organization authorized to do business, and is in good standing (to the extent such concept is recognized in such jurisdiction), in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. Except as set forth in SECTION 4.4 of the Parent Disclosure Schedule, all of the outstanding shares of capital stock or other equity interests in each of Parent's Subsidiaries have been validly issued, and are fully paid, nonassessable and are owned by Parent or another Subsidiary of Parent free and clear of all Liens, and are not subject to preemptive rights. Other than the Subsidiaries, neither Parent nor any Subsidiary has any material (individually or in the aggregate) investment in any other entity or any material (individually or in the aggregate) investment in any partnership, joint venture or similar entity, except as disclosed in SECTION 4.4 of the Parent Disclosure Schedule, all of which investments are owned free and clear of all Liens. SECTION 4.4 of the Parent Disclosure Schedule sets forth a list of all individuals and entities (other than Parent) that own shares or interests in any Subsidiary or in any entity, partnership, joint venture or similar entity in which Parent owns shares or has an investment.

    Section 4.5  CORPORATE AUTHORITY.

    (a) Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, the Parent Stock Voting Agreement and the Option Agreement and to consummate the transactions contemplated hereby and thereby . The execution and delivery of this Agreement, the Parent Stock Voting Agreement and the Option Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by its respective Board of Directors and, in the case of this Agreement, subject to the approval of the Certificate Amendment and the issuance of the Parent Common Stock pursuant to the Merger by Parent's shareholders, no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by it of the transactions contemplated hereby and thereby. This Agreement, the Parent Stock Voting Agreement and the Option Agreement have been duly executed and delivered by Parent and Merger Sub constitute valid and binding agreements of Parent and Merger Sub and each is enforceable against Parent and Merger Sub in accordance with its terms.

    (b) Prior to the execution and delivery of this Agreement, the Board of Directors of each of Parent and Merger Sub (at a meeting duly called and held) has (i) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and the Parent Stock Voting Agreement and the Option Agreement and the transactions contemplated thereby as of such date, and
(ii) subject to the provisions hereof, determined to recommend the issuance of the Parent Common Stock pursuant to the Merger, the amendment of Parent's option plan in connection with Section 2.6 ("Option Amendment") and the Certificate Amendment to the Parent's shareholders for approval at the shareholders meeting contemplated by Section 6.4 hereof. Pursuant to the DGCL, the affirmative vote of the holders of a majority of the shares of the Parent Common Stock outstanding on the record date for the Parent Shareholder Meeting, voting together as a single class is necessary to approve the Certificate Amendment. Pursuant to the rules of the New York Stock Exchange, the issuance of the shares of Parent Common Stock in connection with the Merger and the Option Agreement must be approved by a majority of the votes cast on the proposal, provided that the total number of votes cast on the proposal represents a majority of the shares of Parent Common Stock entitled to vote on the proposal. The foregoing is the only vote of holders of any series of Parent Common Stock required to approve the transactions contemplated hereby. Parent has taken all steps necessary to approve and exempt this Agreement, the Parent Stock Voting Agreement and the Option Agreement and the transactions contemplated hereby and thereby from the restrictions on "business combinations" set forth in Section 203 of the DGCL, from any other applicable takeover statute and from any applicable charter, or organizational document of Parent containing any change of control, "anti-takeover" or similar provision.

    Section 4.6  COMPLIANCE WITH APPLICABLE LAW.  Except as set forth in SECTION
4.6 of the Parent Disclosure Schedule, (i) each of Parent and its Subsidiaries holds, and is in compliance with the terms of, all permits, licenses, exemptions, orders and approvals of all Governmental Entities (as hereinafter defined) necessary for the conduct of their respective businesses as currently conducted ("Parent Permits"), except for failures to hold or to comply with such Parent Permits which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; (ii) with respect to the Parent Permits, no action or proceeding is pending or, to the knowledge of Parent, threatened, and, to the knowledge of Parent, no fact exists or event has occurred that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; (iii) the business of Parent and its Subsidiaries is being conducted and has been conducted in compliance with all Applicable Laws, except for violations or failures to so comply that would not, individually, or in the aggregate, have a Parent Material Adverse Effect; and
(iv) no investigation or review by any Governmental Entity with respect to Parent or its Subsidiaries is pending or, to the knowledge of Parent, threatened that, individually or in the aggregate are reasonably likely to have a Parent Material Adverse Effect.

    Section 4.7 NON-CONTRAVENTION. Except as set forth in SECTION 4.7 of the Parent Disclosure Schedule, the execution and delivery by Parent and Merger Sub of this Agreement, the Company Stock Voting Agreement and the Option Agreement do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any Contract binding upon Parent or any of its Subsidiaries, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Certificate of Incorporation or By-Laws or other equivalent organizational document, in each case as amended, of Parent or any of its Subsidiaries, or (iii) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, right, loss or Lien that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

    Section 4.8 GOVERNMENT APPROVALS; REQUIRED CONSENTS. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or is necessary for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) except: (i) the filing with (and declaration of effectiveness by) the SEC of the Registration Statement under the Securities Act and the filing with the SEC of the Joint Proxy Statement under the Exchange Act, and any applicable state securities or "blue sky" law as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of a notification under the HSR Act (and all approvals or termination of applicable waiting periods contemplated thereby),
(iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iv) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to obtain or make would not, individually or in the aggregate, have a Parent Material Adverse Effect.

    Section 4.9 SEC DOCUMENTS AND OTHER REPORTS. Parent has filed all documents required to be filed by it and its Subsidiaries with the SEC since January 1, 1996 (the "Parent SEC Documents"). As of their respective dates, or if amended as of the date of the last such amendment, the Parent SEC Documents complied, and all documents required to be filed by Parent with the SEC after the date hereof and prior to the Effective Time ("Subsequent Parent SEC Documents") will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and none of the Parent SEC Documents contained when filed, and the Subsequent Parent SEC Documents will not contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. Except as disclosed in SECTION 4.9 of the Parent Disclosure Schedule, the consolidated financial statements of Parent included in the Parent SEC Documents when filed fairly present, and included in the Subsequent Parent SEC Documents will fairly present, the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein) in conformity with GAAP (except, in the case of the unaudited statements as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Except as disclosed in SECTION 4.9 of the Parent Disclosure Schedule, since December 27, 1997, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as may be required by GAAP.

    Section 4.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except for entering into this Agreement and consummation of the transactions contemplated hereby, and except as set forth in SECTION 4.10 of the Parent Disclosure Schedule, since December 27, 1997, Parent and its Subsidiaries have conducted their respective businesses and operations in the ordinary and usual course consistent with past practice, and, except as set forth in SECTION 4.10 of the Parent Disclosure Schedule, there has not occurred (i) through the date of this Agreement, any change in the assets, liabilities, financial condition or the results of Parent and the Subsidiaries having a Parent Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) having a Parent Material Adverse Effect; (iii) any declaration, setting aside or payment of any dividend or distribution of any kind by Parent on any class of its capital stock; (iv) any material increase in the compensation payable or to become payable by Parent or any Subsidiary to its directors, officers or key employees or any material increase in any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such directors, officers or key employees, other than in the ordinary course of business; (v) any labor dispute, other than routine matters none of which has, or would be reasonably expected to have, a Parent Material Adverse Effect; (vi) any entry by Parent or the Subsidiaries into any commitment or transaction (including, without limitation, any borrowing or capital expenditure) material (individually or in the aggregate) to Parent or its Subsidiaries other than in the ordinary course of business; (vii) any material change by Parent or its Subsidiaries in accounting methods, principles or practices except as required by concurrent changes in GAAP or concurred with by Parent's independent public accountants;
(viii) any material agreement, whether in writing or otherwise, to take any action described in this Section 4.10; or (ix) any event or action that, if occurring or taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1 hereof and would constitute a Parent Material Adverse Effect.

    Section 4.11 ACTIONS AND PROCEEDINGS. Except as set forth in the Parent SEC Documents or SECTION 4.11 or SECTION 4.14 of the Parent Disclosure Schedule,
(a) there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against Parent or any of its Subsidiaries, any of their properties, assets or business, or, to the knowledge of Parent, any of Parent's or its Subsidiaries' current or former directors or officers (during the period served as such) or any other person whom Parent or any of its Subsidiaries has agreed to indemnify, as such, that, individually or in the

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aggregate have a Parent Material Adverse Effect, and (b) there are no actions, suits or legal, administrative, regulatory or arbitration proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, any of their properties, assets or business, or, to the knowledge of Parent, any of Parent's or its Subsidiaries' current or former directors or officers or any other person whom Parent or any of its Subsidiaries has agreed to indemnify that are, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect.

    Section 4.12  ABSENCE OF UNDISCLOSED LIABILITIES.  Except (a) as set forth
SECTION 4.12 or SECTION 4.14 of the Parent Disclosure Schedule, (b) for liabilities or obligations which are accrued or reserved against on the balance sheet (or reflected in the notes thereto) included in the Parent's Annual Report on Form 10-K for the year ended December 27, 1997 (the "Parent 10-K"), and (c) for normal and recurring liabilities since April 30, 1998, neither Parent nor any of its Subsidiaries has any liabilities or obligations (including, without limitation, Tax liabilities) (whether absolute, accrued, contingent or otherwise), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a Parent Material Adverse Effect.

    Section 4.13 CERTAIN CONTRACTS AND ARRANGEMENTS. Parent has not breached or defaulted (nor has any event occurred which, with passage of time or giving of notice would constitute a default), or received in writing any claim or notice that it has breached or defaulted under, any of the terms or conditions of any agreement, contract or commitment in such manner as, individually or in the aggregate, are reasonably likely to have a Parent Material Adverse Effect. In addition, Parent has used reasonable best efforts to identify and disclose on
SECTION 4.13 of the Parent Disclosure Schedule all of the following to which Parent or any of its Subsidiaries is a party (and which are not listed as exhibits to the Parent's 10-K): (a) material employment, consulting, non-compete, severance or similar agreement with any director, officer or salaried employee; (b) collective bargaining agreement; (c) material indenture, mortgage, note, installment obligation, agreement or other instrument relating to the borrowing of money by Parent or any Subsidiary or the guaranty by Parent or any Subsidiary of any material obligation for the borrowing of money; (d) real property lease in excess of 20,000 square feet and any other material lease (i.e., a lease (other than leases that have been properly capitalized by Parent in accordance with GAAP) with future yearly rental payments in excess of $150,000 or aggregate future rental payments in excess of $500,000 over the term thereof); (e) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, Parent or any of its Subsidiaries is entitled to conduct all or any material portion of the business of the Company and its Subsidiaries taken as a whole; (f) any joint venture, partnership or similar arrangement extending beyond six (6) months or involving a commitment for future equity or investment of more than $500,000; (g) a listing of the top fifty (50) customers/franchisees based on sales during the six (6) months ended June 30, 1998, including a listing of the contracts in place with the top ten (10) end user clients; (h) a listing of the vendors with whom Parent has contracts involving purchases in excess of $500,000 on an annualized basis, including a listing of the contracts in place with the top ten (10) vendors; (i) any material agreement the benefits of which are contingent or increased, or the terms of which are materially altered, or the vesting of benefits of which will be accelerated, upon the occurrence of a transaction of the nature contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (j) any material agreement of indemnification or guaranty not entered into in the ordinary course of business; (k) any agreement, capitalized lease, contract or commitment relating to capital expenditures and involving future obligations in excess of $1,500,000, and not cancelable without penalty; (l) any agreement, contract or commitment currently in force relating to any ownership interest in any corporation, partnership, joint venture or other business enterprise that is material in value to Parent; or (m) any other contract or agreement that is otherwise material to Parent or the Subsidiaries taken as a whole, except for purchase and sales orders and similar contracts entered into in the ordinary course of business.

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    Section 4.14  TAXES.

    (a) Except as disclosed in SECTION 4.14 of the Parent Disclosure Schedule, each of Parent and its Subsidiaries has filed all Tax Returns that it was required to file, and, except to the extent that a reserve for Taxes was reflected on Parent's balance sheet included in Parent's 10-K (the "Parent Balance Sheet") (exclusive of any accruals for "deferred taxes" or similar items that reflect timing differences between Tax and financial accounting principles), all such Tax Returns were correct and complete. Except as disclosed in SECTION 4.14 of the Parent Disclosure Schedule, each group of corporations with which Parent or any Subsidiary has filed (or was required to file) consolidated, combined, unitary or similar Tax Returns (a "Parent Affiliated Group") has filed all such Tax Returns that it was required to file with respect to any period in which Parent or a Subsidiary was a member of such Parent Affiliated Group (a "Parent Affiliated Period"), and, except to the extent that a reserve for Taxes was reflected on the Parent Balance Sheet (exclusive of any accruals for "deferred taxes" or similar items that reflect timing differences between Tax and financial accounting principles), all such Tax Returns were correct and complete. Except as disclosed in SECTION 4.14 of the Parent Disclosure Schedule, except to the extent that a reserve for Taxes was reflected on the Parent Balance Sheet (exclusive of any accruals for "deferred taxes" or similar items that reflect timing differences between Tax and financial accounting principles), each of Parent and its Subsidiaries has paid all Taxes (whether or not shown on such Tax Returns) that were due and payable, and each Parent Affiliated Group has paid all Taxes (whether or not shown on such Tax Returns) that were due and payable with respect to all Parent Affiliated Periods and with respect to which Parent or any of its Subsidiaries may be liable by operation of law or otherwise. Except as disclosed in SECTION 4.14 of the Parent Disclosure Schedule, the unpaid Taxes of Parent and the Subsidiaries for Tax periods through the date of the Parent Balance Sheet do not exceed the accruals and reserves for Taxes set forth on the Parent Balance Sheet (exclusive of any accruals for "deferred taxes" or similar items that reflect timing differences between Tax and financial accounting principles). The unpaid Taxes of Parent and the Subsidiaries for Tax periods from the date of the Parent Balance Sheet through the Closing Date are normal recurring taxes attributable solely to the conduct of their businesses in the ordinary course and in a manner consistent with past practices. All Taxes that Parent or any Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. Each of the representations contained in the this Section 4.14(a) shall be (i) limited in its application to items which are reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect, and (ii) qualified to the extent of any adverse determination of matters set forth in SECTION 4.14 of the Parent Disclosure Schedule.

    (b) Except as disclosed in SECTION 4.14 of the Parent Disclosure Schedule, Parent is not and never has been a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (whether written or unwritten or arising under operation of federal law as a result of being a member of a group filing consolidated Tax Returns, under operation of certain state laws as a result of being a member of a unitary group, or under comparable laws of other states or foreign jurisdictions) which includes a party other than Parent nor does Parent owe any amount under any such agreement. Except as disclosed in SECTION 4.14 of the Parent Disclosure Schedule, no examination or audit by any Governmental Entity of any Tax Return of Parent, any of its Subsidiaries or any Parent Affiliated Group with respect to a Parent Affiliated Period is currently in progress or, to the knowledge of Parent and its Subsidiaries, threatened or contemplated, in each case, which involve claims that individually or in the aggregate are reasonably likely to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has been informed by any jurisdiction that the jurisdiction believes that Parent or any of its Subsidiaries was required to file any Tax Return that was not filed which failure or failures individually, or in the aggregate, are reasonably likely to have a Parent Material Adverse Effect.

    (c) Neither Parent nor any of its Subsidiaries is a "consent corporation" within the meaning of Section 341(f) of the Code, and none of the assets of Parent or the Subsidiaries are subject to an election under Section 341(f) of the Code.

    (d) Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

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
    (e) Except as set forth in SECTION 4.14 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that will not be deductible under either Code Section 162(m) or Code Section 280G (or cause Parent or any of its Subsidiaries to incur an obligation to reimburse a person for a tax imposed under Code Section 4999).

    (f) Except as set forth in SECTION 4.14 of the Parent Disclosure Schedule, to the knowledge of Parent, no state of facts or circumstances exist which are reasonably likely to constitute grounds for the assessment of taxes against Parent or any subsidiary where such assessment would, individually or in the aggregate, have a Parent Material Adverse Effect.

    Section 4.15  PATENTS, TRADEMARKS AND SIMILAR RIGHTS.

    (a) Parent and its Subsidiaries own, or are licensed or otherwise possess and, after the Effective Time, will continue to own, license or otherwise possess, legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of Parent and its Subsidiaries as currently conducted, the absence of which would be reasonably likely to have a Parent Material Adverse Effect (the "Parent Intellectual Property Rights").

    (b) Neither Parent nor any of its Subsidiaries is, or will as a result of the execution and delivery of this Agreement or the performance of Parent's obligations under this Agreement or otherwise be, in breach of any license, sublicense or other agreement relating to Parent Intellectual Property Rights, or any material licenses, sublicenses and other agreements as to which Parent or any of its Subsidiaries is a party and pursuant to which Parent or any of its Subsidiaries is authorized to use any third party patents, trademarks or copyrights ("Parent Third Party Intellectual Property Rights"), including software that is used in the manufacture of, incorporated in, or forms a part of any product sold by or expected to be sold by Parent or any of its Subsidiaries, the breach of which would be reasonably likely to have a Parent Material Adverse Effect.

    (c) All patents, registered trademarks, service marks and copyrights which are held by Parent or any of its Subsidiaries and which are material to the business of Parent and its Subsidiaries, taken as a whole, are valid and subsisting. Parent (i) has not been sued in any suit, action or proceeding, or received in writing any claim or notice, which involves a claim of infringement of any patent, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party which, if adversely determined, would be reasonably likely to have a Company Material Adverse Effect; and (ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement would reasonably be expected to have a Parent Material Adverse Effect.

    Section 4.16 INFORMATION IN DISCLOSURE DOCUMENTS AND REGISTRATION STATEMENT. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion in (i) the Registration Statement or (ii) the Joint Proxy Statement will, in the case of the Registration Statement, at the time it becomes effective or, in the case of the Joint Proxy Statement or any amendments thereof or supplements thereto, at the time of the initial mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Company Shareholder Meeting and the Parent Shareholder Meeting to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement, as of its effective date, will comply (with respect to information relating to Parent and Merger Sub) as to form in all material respects with the requirements of the Securities Act, and the rules and regulations promulgated thereunder. As of the date of its initial mailing and as of the date of the Company Shareholder Meeting and the Parent Shareholder Meeting, the Joint Proxy Statement will comply (with respect to information relating to the Parent) as to form in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to any statement made or incorporated by reference in the foregoing documents based upon information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

    Section 4.17  EMPLOYEE BENEFIT PLANS; ERISA.

    (a) SECTION 4.17 of the Parent Disclosure Schedule sets forth the name of each Parent Plan (as defined below) and of each bonus, deferred compensation, incentive compensation, profit sharing, salary continuation, employee benefit plan, stock purchase, stock option, employment, severance, termination, golden parachute, consulting or supplemental retirement plan or agreement to which Parent or any Subsidiary is a party to or contributes to or pursuant to which any employee of Parent or any Subsidiary is entitled to benefits (collectively, the "Benefit Plans"), true copies of which have heretofore been delivered to the Company. Except as set forth in SECTION 4.17 of the Parent Disclosure Schedule, each Parent Plan and Benefit Plan complies with ERISA, the Code and all other applicable laws and administrative or governmental rules and regulations except for any such noncompliance that, individually or in the aggregate, is not reasonably likely to have a Parent Material Adverse Effect. No "reportable event" (within the meaning of Section 4043 of ERISA) has occurred and no notice of such event is pending with respect to any Parent Plan; neither Parent nor any of its ERISA Affiliates has withdrawn from any Parent Plan under Section 4063 of ERISA or has taken, or is currently considering taking, any action to do so; and no action has been taken, or is currently being considered, to terminate any Parent Plan subject to Title IV of ERISA, in any such case, where such event, withdrawal or action, individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect. No Parent Plan, nor any trust created thereunder, has incurred any material "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived. Except as set forth in
SECTION 4.17 of the Parent Disclosure Schedule, there are no (individually or in the aggregate) actions, suits or claims pending or, to the knowledge of Parent, threatened (other than routine claims for benefits) with respect to any Parent Plan or Benefit Plan and that is, individually, or in the aggregate, reasonably likely to result in a Parent Material Adverse Effect. Neither Parent nor any of its ERISA Affiliates has incurred or would reasonably be expected to incur any liability under or pursuant to Title IV of ERISA that has not been satisfied in full and that are, individually, or in the aggregate, reasonably likely to result in a Parent Material Adverse Effect. To the knowledge of Parent, no non-exempt prohibited transactions described in Section 406 of ERISA or Section 4975 of the Code have occurred. Except as set forth in SECTION 4.17 of the Parent Disclosure Schedule, all Parent Plans and Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received a favorable determination letter as to such qualification from the Internal Revenue Service, and no event has occurred, either by reason of any action or failure to act, which could be expected to cause the loss of any such qualification, and Parent is not aware of any reason why any Parent Plan and Benefit Plan is not so qualified in operation. As used herein: "Parent Plan" means a "pension plan" (as defined in Section 3(2) of ERISA), or a "welfare plan" (as defined in Section 3(l) of ERISA) established or maintained by Parent or any of its ERISA Affiliates or to which Parent or any of its ERISA Affiliates has contributed in the last six years or otherwise may have any liability.

    (b) None of the Benefit Plans is (i) a plan subject to Title IV of ERISA or
(ii) a Multiemployer Plan. Neither Parent or its ERISA Affiliates has ever contributed to or had an obligation to contribute to any Multiemployer Plan.

    (c) Except as set forth on SECTION 4.17 of the Parent Disclosure Schedule, no Benefit Plan which is a "welfare plan" (as defined in Section 3(1) of ERISA) provides for continuing benefits or coverage for any participant or any beneficiary of a participant after such participant's termination of employment except as may be required by the Consolidated Omnibus Budget Reconciliation Action of 1985, as amended ("COBRA"), and the regulations thereunder at the expense of the participant or the beneficiary of the participant.

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    (d) Except as disclosed in SECTION 4.17 of the Parent Disclosure Schedule,
(i) no amount payable under any Parent Plan will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code; and (ii) the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event that is reasonably likely to occur,
(A) entitle any current or former director, officer or employee of Parent or any of its ERISA Affiliates to severance pay, golden parachute payments, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such director, officer or employee.

    Section 4.18 ENVIRONMENTAL MATTERS. Except as set forth in the Parent SEC Documents, (i) no person, entity or governmental agency has asserted against Parent or any of its Subsidiaries any requests, claims or demands for damages, costs, expenses or causes of action arising out of or due to the emission, disposal, discharge or other release or threatened release of any Hazardous Substances or Pollutants or Contaminants (in each case, as defined in or governed by any applicable federal, state or local statute, law or regulation) in connection with or related to any past or present facilities, properties or assets, owned, leased or operated by Parent or any of its Subsidiaries (collectively, "Parent's Assets"), arising out of or due to any injury to human health or the environment by reason of the current condition or operation of Parent's Assets, or past conditions and operations or activities on Parent's Assets; (ii) neither Parent nor any Subsidiary is a party to any pending, or to the knowledge of Parent, threatened actions for damages, costs, expenses, demands, causes of action, claims, losses, administrative proceedings, enforcement actions, or investigations relating to the emission, disposal, discharge or release of Hazardous Substances or Pollutants or Contaminants associated with Parent's Assets or operations; (iii) there is no environmental condition, situation or incident on, at or concerning Parent's Assets that could give rise to an action or liability under applicable environmental law, rule, ordinance or common law theory relating to Hazardous Substances, Pollutants or Contaminants; and (iv) there is no liability associated with Parent's Assets under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Resource Conservation and Recovery Act or the Toxic Substances and Control Act, or any other similar state or local law, in any such case where such event, individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect.

    Section 4.19 LABOR MATTERS. Neither Parent nor any of its Subsidiaries has any labor contracts or collective bargaining agreements. There is no material unfair labor practice complaint pending or, to the knowledge of Parent, threatened, against Parent or any of its Subsidiaries with respect to the Parent Business. Since April 30, 1998, there has not been any labor strike, dispute, slowdown or stoppage pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries has experienced any primary work stoppage or other labor difficulty involving its employees, in either such case, which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

    Section 4.20 AFFILIATE TRANSACTIONS. Except as set forth in SECTION 4.20 of the Parent Disclosure Schedule, to the knowledge of Parent, no director, officer, executive employee or shareholder beneficially owning 5% or more of the total number of issued and outstanding shares of Common Stock: (i) has any material contractual relationship with Parent, other than employment contracts and contracts made on an arm's-length basis in the ordinary course of business; or (ii) has any direct or indirect interest in any material right, property or asset which is used by Parent or any of its Subsidiaries in the conduct of its or their business.

    Section 4.21 OPINION OF FINANCIAL ADVISOR. Parent has received the written opinion of J.P. Morgan Securities, Inc. ("JPM") to the effect that as of the date of this Agreement, the consideration to be paid by the Company in the Merger is fair, from a financial point of view. A true, correct and complete copy of the written opinion delivered by JPM, which opinion shall be included in the Joint Proxy Statement, as well as a true and correct copy of the Parent's engagement of JPM, have been delivered to the Company by Parent.

    Section 4.22 BROKERS. Other than JPM and Gregory & Hoenemeyer ("G&H"), no broker, finder or financial advisor retained by Parent is entitled to any brokerage, finder's or other fee or commission from Parent in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent. A true and correct copy of Parent's engagement letters with JPM and G&H has been delivered to the Company by Parent.

    Section 4.23 POOLING. Parent does not know of any reason why the Merger will not qualify as a pooling of interests transaction under APB 16, and neither Parent nor any of its Subsidiaries has, to its knowledge after consultation with its independent accountants, taken any action that will prevent the Merger from qualifying as a pooling of interests transaction under APB 16.

    Section 4.24 INSURANCE; RISK MANAGEMENT. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by Parent or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of Parent and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Effect. The steps taken by Parent to manage the various risks incident to the business and operations of Parent and its Subsidiaries and their respective properties and assets are at least equivalent to those taken by persons engaged in similar businesses, except for any failures to take such steps that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Effect.

    Section 4.25 YEAR 2000. The Parent has conducted an assessment of its and its Subsidiaries' internal operating systems, processes, software, hardware and equipment and based upon this assessment has developed a plan designed to ensure that the same are Year 2000 Compliant on or before December 31, 1999. To the knowledge of Parent, such plan will be implemented and successfully completely on or before December 31, 1999, and the implementation and completion of such plan will not have a Parent Material Adverse Effect.

    Section 4.26 INTERIM OPERATIONS OF SUB. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

                                   ARTICLE V

                     CONDUCT OF BUSINESS PENDING THE MERGER

    Section 5.1 CONDUCT OF BUSINESS PENDING THE MERGER. Prior to the Effective Time, Parent and the Company each agree as to itself and its respective Subsidiaries (except to the extent expressly contemplated by this Agreement or the Disclosure Schedules or that the other party shall otherwise consent in writing) to conduct its and its Subsidiaries business only in the ordinary and usual course consistent with the manner as heretofore conducted. In addition, during such time, Parent, the Company and their respective Subsidiaries shall use their reasonable best efforts to, and shall use their reasonable best efforts to cause their officers, directors and employees to, (i) preserve intact its present business organization, (ii) keep available the services of its present officers and key employees, (iii) preserve its business relationships and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it or its Subsidiaries, all to the end that its and its Subsidiaries' goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the foregoing, during such time, Parent and its Subsidiaries , on one hand, and the Company and its Subsidiaries , on the other hand, shall use their best efforts, not to, and shall use their reasonable best efforts to cause their respective officers, directors and employees not to, take any action that interferes with, or impedes, such party's ongoing relationships (including such relationships after the Effective Time) with such party's employees, customers or suppliers. Parent and the Company each shall promptly notify the other party of any material event or occurrence not in the ordinary course of business. Except as expressly contemplated by this Agreement, Parent and the Company each shall not (and shall not permit any of its respective Subsidiaries to), without the written consent of the other party:

    (a) accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan of such party or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement and except as contemplated by this Agreement;

    (b) (i) amend its Certificate of Incorporation, as amended, By-Laws or other organizational documents, (ii) split, combine or reclassify any shares of its outstanding capital stock, (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property, other than dividends and distributions by a wholly-owned Subsidiary to its parent entity, or (iv) directly or indirectly purchase, redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its Subsidiaries;

    (c) authorize for issuance, issue (except upon the exercise of outstanding stock options, or warrants or upon the conversion of convertible securities) or sell or agree to issue or sell any shares of, or rights or options to acquire or convertible into any shares of, its capital stock or shares of the capital stock of any of its Subsidiaries (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) or any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

    (d) subject to Sections 6.2 and 6.4 hereof, (i) merge, combine or consolidate with another entity, (ii) acquire or purchase an equity interest in or a substantial portion of the assets of another corporation, partnership or other business organization or otherwise acquire any material assets outside the ordinary course of business and consistent with past practice or (iii) sell, lease, license, waive, release, transfer, encumber or otherwise dispose of any of its material (individually or in the aggregate) assets outside the ordinary course of business and consistent with past practice; provided that, acquisitions which do not involve, individually or in the aggregate, consideration (including assumed indebtedness) of not more than $10,000,000 that are otherwise permitted pursuant to this Agreement, shall not require any such consent;

    (e) (i) incur, assume or prepay any indebtedness for borrowed money other than in each case pursuant to credit agreements in effect as of the date hereof in the ordinary course of business and consistent with past practice, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any person other than a Subsidiary, in each case other than (A) in the ordinary course of business and consistent with past practice, (B) existing indebtedness of a Subsidiary, (C) short-term borrowings incurred in the ordinary course of business consistent with the manner as heretofore conducted and (D) borrowings pursuant to existing credit facilities in the ordinary course of business or any modifications, renewals or replacements of such credit facilities, or (iii) make any loans, advances or capital contributions to, or investments in, any other person, other than to any Subsidiary;

    (f) pay, satisfy, discharge or settle any material claim, liabilities or obligations (absolute, accrued, contingent or otherwise), other than in the ordinary course of business and consistent with past practice or pursuant to mandatory terms of any contract in effect on the date hereof and other than any settlement that does not require the payment of any material sum, or the performance of any material obligation;

    (g) modify or amend, or waive any benefit of, any material non-competition agreement to which it or any of its Subsidiaries is a party;

    (h) authorize or make capital expenditures in excess of $2,000,000 in the aggregate except for those projects set forth in SECTION 5.1 of the Company Disclosure Schedule or SECTION 5.1 of the Parent Disclosure Schedule, as the case may be;

    (i) (i) adopt, enter into, terminate, make or agree to make any new grants or awards under or amend (except as may be required by Applicable Law) any employee plan, agreement, bonus, contract, arrangement or other Company Plan or Parent Plan, or pay, or agree to pay, any bonus, stay bonus, or other similar payment, as the case may be, to or for the current or future benefit or welfare of any director, officer or employee or take any action which would result in the acceleration or early vesting of any Options, other than paying or making grants, awards or other payments required to be made pursuant to plans and agreements disclosed in the Company Disclosure Schedule or Parent Disclosure Schedule as the case may be; (ii) except in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee; or (iii) take any action to fund or in any other way secure, or to accelerate or otherwise remove restrictions with respect to, the payment of compensation or benefits under any employee plan, agreement, contract, arrangement or other Company Plan or Parent Plan, as the case may be;

    (j) make any material change in its accounting or tax policies or procedures, except as required by Applicable Law or to comply with GAAP;

    (k) enter into any material contract or material agreement other than in the ordinary course of business or modify, amend or terminate any material contract or material agreement except in the ordinary course of business;

    (l) reclassify, combine, split, subdivide, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

    (m) grant any severance or termination pay to, or enter into any employment or severance agreement with, any of its, or any of its Subsidiary's directors, officers or employees except in connection with the termination (voluntary or involuntary) or resignation of such person on terms that are consistent with past practice

    (n) commit a breach of, or default under, any contract, agreement, license or instrument to which it is a party or to which any of its assets may be subject, or violate any applicable law, regulation, ordinance, order, injunction or decree or any other requirement of any governmental body or court, relating to its assets or business if such breach, default or violation is reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be;

    (o) fail to file all reports and returns required to be filed with federal, state, local and foreign authorities, where such failure is reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be;

    (p) except those being contested for which adequate reserves have been established, fail to (i) promptly pay all Taxes of any nature lawfully levied or assessed upon it or any of its or its Subsidiaries' properties or (ii) withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all Taxes and other assessments that are required by law to be so withheld or collected;

    (q) pay, loan or advance any material amount to, or sell, transfer or lease any material property or asset to, or enter into any material agreement or arrangement with, any of its affiliates, officers, employees or directors, except for its directors' fees and compensation to officers and employees consistent with past practices;

    (r) except as expressly permitted by this Agreement, take any action that would or is reasonably likely to result in any of its representations and warranties set forth in this Agreement being untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied; or

    (s) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

    Section 6.1 ACCESS AND INFORMATION. Each party hereto shall (and shall cause its Subsidiaries and its and their respective officers, directors, employees, auditors and agents to) afford to the other party and to such other party's officers, employees, financial advisors, legal counsel, accountants, consultants and other representatives (except to the extent not permitted under Applicable Law as advised by counsel) reasonable access during normal business hours throughout the period prior to the Effective Time to all of its books and records and its properties, plants and personnel and, during such period, shall furnish promptly to the other party a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal securities laws. Unless otherwise required by Applicable Law, each party hereto agrees that it shall, and it shall cause its Subsidiaries and its and their respective officers, directors, employees, auditors and agents to, hold and use all information confidential pursuant to the Confidentiality Agreement.

    Section 6.2  NO SOLICITATION.

    (a) Prior to the Effective Time, the Company and Parent each agree that it and its respective Subsidiaries shall not, and each shall use its best efforts to cause its respective affiliates, directors, officers, employees, agents or representatives not to, directly or indirectly, (i) encourage, solicit or initiate, directly or indirectly, (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, tender offer, consolidation or other business combination involving such party or the acquisition (directly or indirectly) of all or any significant part of the assets or capital stock of such party or any of its Subsidiaries (other than pursuant to this Agreement) (an "Acquisition Transaction") (ii) negotiate, explore or otherwise engage in discussions with, or provide confidential information or data to, any person (other than each other and each other's representatives, Subsidiaries and affiliates) with respect to any Acquisition Transaction, or which may reasonably be expected to lead to a proposal for an Acquisition Transaction or (iii) enter into any agreement, arrangement or understanding with respect to any Acquisition Transaction or which would require it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided, however, that, at any time prior to the adoption of this Agreement by the stockholders of the Company, the Company may, and at any time prior to the approval of the issuance of Parent Common Stock in connection with the Merger by the Parent stockholders, Parent may, in each case, acting through its board of directors, in response to an unsolicited written proposal from a third party setting forth a Superior Proposal (as hereinafter defined), furnish information to, negotiate or otherwise engage in discussions with such third party, if its Board of Directors determines in good faith, based upon the advice of outside counsel, that such action is reasonably necessary for the Board of Directors to comply with its fiduciary duties under Applicable Law, including, without limitation the DGCL; provided, however, prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed confidentiality agreement with terms no less favorable to such party than those contained in the Non-Disclosure Agreement dated July 24, 1998 between the Company and Parent (the "Confidentiality Agreement"), and such non-public information has been previously delivered to the Board of Directors of the other party hereto. The Company and Parent each agree to promptly advise in writing the other of any inquiries or proposals received by, any such information requested from, and any requests for negotiations or discussions sought to be initiated or continued with it, its Subsidiaries or affiliates, or any of the respective directors, officers, employees, agents or representatives of the foregoing, in each case from a person with respect to an Acquisition Transaction. In addition, the Company and Parent shall promptly advise in writing the other of the substance and content of any such inquiry, proposal, information request, negotiations or discussions. As used herein, "Superior Proposal" means a bona fide, written and unsolicited proposal or offer with respect to an Acquisition Transaction on terms which the Board of Directors of the party receiving such proposal or offer determines in good faith (based on and consistent with the advice of independent financial advisors and outside legal counsel), would, if consummated, be more favorable over the long-term from a financial point of view than the transactions contemplated hereby, taking into consideration all elements of the transactions contemplated hereby including, without limitation, the non-taxable element of said transaction and strategic benefits anticipated to be derived from the Merger and the long-term prospects of Parent and the Company as a combined company, and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of such party is reasonably capable of being obtained by such third party.

    (b) The Company and Parent each agree that, as of the date hereof, it, its Subsidiaries and affiliates, and the respective directors, officers, employees, agents and representatives of the foregoing, shall immediately cease and cause to be terminated any existing activities, discussions and negotiations with any person (other than Parent and its representatives) conducted heretofore with respect to any Acquisition Transaction.

    (c) The Company and Parent shall each notify the other party immediately after receipt by the Company and Parent (or their advisors), respectively, of any inquiry or proposal involving an Acquisition Transaction ("Acquisition Proposal") or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of such party or any of its Subsidiaries by any person or entity that informs such party that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact, and shall describe, if applicable, any material disclosed or provided to the party making the Acquisition Proposal which had not previously been disclosed or provided to the Company or Parent as applicable. Such party shall continue to keep the other party hereto informed, on a current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated.

    (d) Nothing contained in this Section 6.2 or elsewhere in this Agreement shall prohibit either party from (i) filing with the SEC a report on Form 8-K with respect to this Agreement, including a copy of this Agreement and any related agreements as an exhibit to such report, (ii) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act, or (iii) making any disclosure to its shareholders if, in the good faith judgment of the Board of Directors upon the advice of outside counsel, failure to so disclose would be inconsistent with any Applicable Law or the fiduciary duties of the Board of Directors. The Company and Parent shall be entitled to provide copies of this Section 6.2 to third parties who, on an unsolicited basis after the date of this Agreement, contact such party regarding an Acquisition Transaction.

    Section 6.3 THIRD-PARTY STANDSTILL AGREEMENTS. During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party that was entered into in contemplation of discussions or negotiations regarding a possible Acquisition Transaction.

    Section 6.4 JOINT PROXY STATEMENT; STOCKHOLDER'S MEETINGS. (a) In order to consummate the Merger, Parent, acting through the Parent Board of Directors, shall, in accordance with its Certificate of Incorporation and By-Laws and Applicable Law:

        (i) subject to its fiduciary duties under Applicable Laws as determined, in good faith, by the Parent Board of Directors, following consultation with outside counsel, duly call, give notice of, convene and hold a special meeting (the "Parent Shareholder Meeting") of its stockholders and a special meeting (or a consent in lieu thereof) of the stockholders of Merger Sub (at which latter meeting Parent shall vote all of its shares of Merger Sub in favor of the adoption and approval of this Agreement) as soon as practicable following the date hereof for the purposes of adopting this Agreement or, in the case of the Parent, approving the Certificate Amendment, the Option Amendment and the issuance of Parent Common Stock pursuant to the Merger;

        (ii) subject to its fiduciary duties under Applicable Law as determined, in good faith, by the Parent Board of Directors, following consultation with outside counsel, include in the Joint Proxy Statement the recommendation of the Parent Board of Directors that stockholders of the Parent vote in favor of the Certificate Amendment, the Option Amendment and the issuance of Parent Company Stock pursuant to the Merger and use its reasonable best efforts to solicit votes and proxies in favor of the matters set forth in
    (i) above; and

        (iii) obtain and furnish any information required to be included in the proxy or information statement (together with any related letter to stockholders, notice of meeting and form of proxy, the "Parent Proxy Statement") to be included in the Joint Proxy Statement, and cause the Joint Proxy Statement to be mailed to the Parent's stockholders at the earliest practicable date.

    (b) In order to consummate the Merger, the Company, acting through its Board of Directors, shall in accordance with its Certificate of Incorporation and By-Laws and applicable law:

        (i) subject to its fiduciary duties under Applicable Law as determined, in good faith, by the Company Board of Directors, following consultation with outside counsel, duly call, give notice of, convene and hold a special meeting (the "Company Shareholder Meeting") of its stockholders as soon as practicable following the date hereof for the purpose of adopting this Agreement;

        (ii) subject to its fiduciary duties under applicable law as determined, in good faith, by the Company's Board of Directors, following consultation with outside counsel, include in the Joint Proxy Statement the recommendation of its board of directors that stockholders of the Company vote in favor of, and use its reasonable best efforts to solicit votes and proxies in favor of, the adoption and approval of this Agreement; and

        (iii) obtain and furnish any information required to be included in the proxy or information statement (together with any related letters to stockholders, notice of meeting and form of proxy, the "Company Proxy Statement") to be included in the Joint Proxy Statement, and cause the Joint Proxy Statement to be mailed to the Company's stockholders at the earliest practicable date.

    (c) As promptly as reasonably practicable following the date hereof, the Parent, the Merger Sub and the Company will prepare and file with the SEC the Registration Statement under the Securities Act and the rules and regulations promulgated thereunder with respect to the Parent Shares to be issued in connection with the Merger which shall include as a part thereof the Parent Proxy Statement with respect to the Parent Shareholder Meeting and the Company's Proxy Statement with respect to the Company Shareholder Meeting (the "Joint Proxy Statement"). The Parent, Merger Sub and the Company shall cooperate and use all reasonable efforts in the preparation and filing of the Registration Statement and Joint Proxy Statement and to have the Registration Statement declared effective by the SEC. The Parent, Merger Sub, and the Company shall also take any reasonable action required to be taken under the state "blue sky" laws or other securities laws in connection with the Merger.

    (d) Subject to the provisions of this Article VI, Parent and the Company shall use their best efforts to hold such meetings on the same day and as soon as practicable after the date hereof and shall not postpone or adjourn (other than for the absence of a quorum) their respective stockholders' meetings without the consent of the other party. Subject to Sections 6.2, 6.4(a) and 6.4(b), each party shall use all reasonable efforts to solicit from stockholders of such party proxies in favor of such matters.

    Section 6.5 AFFILIATE AGREEMENTS. Prior to the execution of this Agreement, the Company and Parent have provided each other with a list of those persons who are, in the Company's and Parent's respective reasonable judgment, "affiliates" of the Company or Parent, respectively, within the meaning of Rule 145 promulgated under the Securities Act ("Rule 145") (each such person who is an "affiliate" of the Company or Parent within the meaning of Rule 145 is referred to as an "Affiliate"). The Company and Parent shall provide each other with such information and documents as Parent or the Company shall reasonably request for purposes of reviewing such list and shall notify the other party in writing regarding any change in the identity of its Affiliates prior to the Closing Date. The Company and Parent have delivered to the other, or shall each cause to be delivered to the other at least thirty (30) days prior to the Effective Time, from each of its Affiliates, an executed Affiliate Agreement, in form attached hereto as EXHIBIT "D", in the case of Affiliates of the Company, and in the form attached hereto as EXHIBIT "E", in the case of Affiliates of Parent (each, an "Affiliate Agreement"). Parent shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by such Affiliates of the Company pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Affiliate Agreements (provided that such legends or stop transfer instructions shall be removed, two years after the Effective Date, upon the request of any stockholder that is not then an Affiliate of Parent.

    Section 6.6  REASONABLE BEST EFFORTS.

    (a) Subject to the terms and conditions herein provided and applicable legal requirements, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, as promptly as practicable, all things necessary, proper or advisable under applicable laws and regulations to ensure that the conditions set forth in
Article VII are satisfied and to consummate and make effective the transactions contemplated by this Agreement; provided, however, that the Company shall not, without Parent's prior written consent, and Parent shall not be required to, divest or hold separate or otherwise take or commit to take any other similar action with respect to any assets, businesses or product lines of Parent, the Company or any of their respective Subsidiaries or otherwise take action that could reasonably be expected to have a Company Material Adverse Effect, a Parent Material Adverse Effect or an effect to Parent combined with the Surviving Corporation comparable to either a Parent Material Adverse Effect or Company Material Adverse Effect.

    (b) Subject to Section 6.6(a) hereof, each of the parties shall use its reasonable best efforts to obtain as promptly as practicable all consents, waivers, approvals, authorizations or permits of, or registration or filing with or notification to (any of the foregoing being a "Consent"), of any Governmental Entity or any other person required in connection with, and waivers of any violations, defaults or breaches that may be caused by, the consummation of the transactions contemplated by this Agreement.

    (c) Each party hereto shall promptly inform the other of any material communication from the SEC, the United States Federal Trade Commission, the United States Department of Justice or any other Governmental Entity regarding any of the transactions contemplated by this Agreement. If any party hereto or any affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement, then such party shall use commercially reasonable efforts to cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

    (d) Without limiting the generality of the foregoing and subject to the proviso to Section 6.6(a) hereof, Parent and the Company will use their respective reasonable best efforts to obtain all authorizations or waivers required under the HSR Act to consummate the transactions contemplated hereby, including, without limitation, making all filings with the Antitrust Division of the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") required in connection therewith (the initial filing to occur no later than ten business days following the execution and delivery of this Agreement) and responding as promptly as practicable to all inquiries received from the DOJ or FTC for additional information or documentation. Each of Parent and the Company shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSR Act. Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ.

    (e) The parties hereto intend the Merger to qualify as a reorganization under Section 368(a) of the Code. Each of the parties hereto shall, and shall cause its respective Subsidiaries to, and shall use its reasonable best efforts to cause its respective affiliates to, use its and their respective reasonable best efforts to cause the Merger to so qualify. No party hereto shall take any action prior to or after the Effective Time that would cause the Merger not to qualify under these Sections of the Code (and each party shall use their reasonable best efforts to ensure that their respective affiliates not take any such action), and the parties hereto shall report and take the position for all purposes that the Merger qualifies as a reorganization under such Sections of the Code.

    Section 6.7 PUBLIC ANNOUNCEMENTS. Parent and the Company shall consult with each other before issuing any press releases with respect to the transactions by this Agreement and shall not issue any such press release prior to such consultation and without the approval of the other (which approval shall not unreasonably be withheld), except as may be required by applicable law or obligations pursuant to any listing agreement with any national securities exchange. The parties shall cooperate to the extent practicable with respect to other public statements (including employee announcements) made in connection with the transactions contemplated herein, including the timing and contents thereof.

    Section 6.8  DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE.

    (a) Parent and the Company agree that all rights to indemnification now existing in favor of any employee, agent, director or officer of the Company and its Subsidiaries (the "Indemnified Parties"), as provided in their respective Certificate of Incorporation or By-Laws or other agreements existing as of the date hereof and listed in SECTION 3.13 of the Company Disclosure Schedule, shall survive the Merger and shall continue in full force and effect for a period of six (6) years after the Effective Time; provided that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim shall continue until final disposition of such claim.

    (b) The Company shall obtain continuation coverage under the Company's existing Directors and Officers and Company Liability Insurance Policy to provide coverage with respect to any claims made during the six (6) years period following the Effective Time for events occurring prior to the Effective Time (the "D&O Insurance") or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the one time premium for the D&O Insurance shall not exceed 150% of the annual premiums currently paid by the Company for such coverage, but if such premium would but for this proviso exceed such amount, the Company may purchase as much coverage as possible for such amount.

    (c) In the event the Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 6.8, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation and/or Parent, as the case may be, assume the obligations set forth in this Section 6.8 and none of the actions described in clauses (i) or (ii) shall be taken until such provision is made.

    (d) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each such Indemnified Party, and such Indemnified Party's heirs and personal representatives and shall be binding on all successors and assigns of the Surviving Corporation and Parent.

    Section 6.9  EXPENSES.  Except as otherwise set forth in Sections 8.2(b),
(c) and (d), the Company and Parent shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing, filing and mailing of the Joint Proxy Statement and Registration Statement (including financial statements and exhibits) and any amendments or supplements, and each party hereto shall otherwise bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby.

    Section 6.10 LISTING APPLICATION. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to this Agreement in the Merger to be listed for trading on the New York Stock Exchange or on any securities exchange on which shares of Parent Common Stock shall be listed at the Effective Time so that appraisal rights are not available to stockholders of the Company under Section 262 of the DGCL.

    Section 6.11  [THIS SECTION HAS BEEN INTENTIONALLY LEFT BLANK.]

    Section 6.12 POOLING OF INTERESTS. Each of the Company and Parent will use best efforts to cause the transactions contemplated by this Agreement, including the Merger, to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by each of the Company's and Parent's independent public accountants, and by the SEC, respectively, and each of the Company and Parent agrees that it will not voluntarily take any action that would cause such accounting treatment not to be obtained. Each of the Company and Parent shall use their best efforts to cause its respective affiliates not to take any action that would adversely affect Parent's ability to account for the Merger as a pooling of interests.

    Section 6.13 PARENT BOARD OF DIRECTORS. At or immediately following the Effective Time, Parent shall take such action as may be necessary to cause (i) two persons designated by the Company prior to Closing and reasonably acceptable to Parent, which persons shall, unless Parent agrees otherwise, be two of the Company's current outside directors, together with William Tauscher, to be elected to Parent's Board of Directors, and (ii) one person designated by Warburg, Pincus Capital Company, L.P. prior to Closing and reasonably acceptable to Parent to be elected to Parent's Board of Directors.

    Section 6.14 LETTER OF THE COMPANY'S ACCOUNTANTS. The Company shall use all reasonable efforts to cause to be delivered to Parent and the Company a letter from Ernst & Young, LLP, the Company's independent auditors, dated a date within two (2) business days before the date on which the Registration Statement shall become effective and addressed to Parent, in form reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

    Section 6.15 LETTER OF PARENT'S ACCOUNTANTS. Parent shall use all reasonable efforts to cause to be delivered to Parent and the Company a letter of KPMG Peat Marwick, LLP, Parent's independent auditors, dated a date within two (2) business days before the date on which the Registration Statement shall become effective and addressed to Purchaser, in form reasonably satisfactory to Purchaser and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

    Section 6.16 TREATMENT OF TRUST CONVERTIBLE PREFERRED SECURITIES AND CONVERTIBLE DEBENTURES. Prior to or concurrently with the Closing, Parent and the Company shall take such steps as are necessary to ensure the resignation of the as regular Trustee of Vanstar Financing Trust and the substitution therefor of a person as regular trustee reasonably satisfactory to Parent. In addition, Parent and the Company shall take such actions as may be necessary to ensure compliance by the Parent and the Company with the Indenture dated as of October 2, 1996 (the "Indenture") (including without limitation, Section 1304 thereof), relating to $207,474,200 of 6 3/4% Convertible Subordinated Debentures due 2016 (the "Convertible Debentures"), and, without limitation thereof, shall take such steps as are necessary to ensure that holders of the Convertible Debentures shall, after the Effective Time of the Merger, have the right to convert such securities into (or exchange such securities for) shares of Parent Common Stock on the terms and conditions set forth in the Indenture.

    Section 6.17 NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company of (i) the occurrence or

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nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective time,
(ii) any material failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice of, or other communication relating to a default or event which, with notice or lapse of time or both, would become a default, receive by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective time, under any contract or agreement material to the financial condition, properties, businesses or results of operations of it and its Subsidiaries taken as a whole or which it or any of its Subsidiaries is a party or is subject, and (iv) the occurrence of any Company Material Adverse Effect or Parent Material Adverse Effect, provided, however, that the delivery of any notice pursuant to this
Section 6.17 shall not cure such breach or noncompliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

    Section 6.18 TAX-FREE REORGANIZATION TREATMENT. The Company, Parent and Merger Sub shall execute and deliver to Arter & Hadden LLP, counsel to the Company, and McGrath, North, Mullin & Kratz, P.C., counsel to Parent, certificates containing customary representations substantially in the form agreed to by the parties on or prior to the date hereof (with such changes as may be reasonably requested by such law firms) at such time or times as may be reasonably requested by such law firms in connection with their respective deliveries of opinions, pursuant to Sections 7.2(e) and 7.3(c) hereof, with respect to the tax-free reorganization treatment of the Merger. Prior to the Effective time, none of the Company, Parent or Merger Sub shall take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the representations in such previously agreed upon certificates.

    Section 6.19 COMPANY EMPLOYEE BENEFITS. For one (1) year following the Effective Time, the employees of the Company who remain employees of the Company shall continue to receive employee benefits substantially comparable in the aggregate to those provided for under Company Employee Plans provided by the Company on the date prior to the Effective Time provided, however, Parent may, at its option, terminate the Company's Employee Stock Purchase Plans, provided, however, (i) until such plan is terminated, Parent shall cause to be performed all of the Company's obligations under such plan, and (ii) such termination shall not affect, and Parent shall cause to be performed, the Company's obligations existing under such plan at the time of such termination. The provisions of this Section 6.19 are intended to be for the benefit of, and shall be enforceable by, the employees of the Company and shall be binding upon all successors and assigns of the Surviving Corporation and Parent.

    Section 6.20 SCHEDULES. From time to time prior to the Closing Date, each of the Company and Parent will promptly supplement or amend the Company or Parent Disclosure Schedules, as the case may be, with respect to any matter hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Company or Parent Disclosure Schedules, as the case may be, or that is necessary to correct any information in the Company or Parent Disclosure Schedules, as the case may be, or in any representation and warranty of each of the Company and Parent that has been rendered inaccurate thereby. For purposes of determining the accuracy of the respective representations and warranties contained in Articles III and IV, and in order to determine the fulfillment of the conditions set forth in Article VII, the Company or Parent Disclosure Schedules, as the case may be, shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude any information contained in any subsequent supplement or amendment thereto unless such changes reflect actions taken in compliance with the provisions of Articles V and VI hereof.

                                  ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

    Section 7.1  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

    (a) SHAREHOLDER APPROVAL. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote (as described in Section 3.5(b)) of the Company's shareholders in accordance with Applicable Law, and the Certificate Amendment, Option Amendment and the issuance of Parent Common Stock pursuant to the Merger shall have been approved by the requisite vote of Parent shareholders in accordance with Applicable Law and applicable rules of the New York Stock Exchange.

    (b) GOVERNMENTAL APPROVALS. All authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, which the failure to obtain, make or occur would have the effect of making the Merger or any of the transactions contemplated hereby illegal or would have a Material Adverse Effect on Parent or the Company (as the Surviving Corporation) or would materially impair the operations of the Surviving Corporation, assuming the Merger had taken place, shall have been obtained, shall have been made or shall have occurred.

    (c) HSR ACT. The waiting period under the HSR Act shall have expired or been terminated.

    (d) REGISTRATION STATEMENT. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated and continuing by the SEC, and no similar proceedings in respect of the Joint Proxy Statement shall have been initiated and continuing by the SEC.

    (e) NO INJUNCTION. No Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) (collectively, the "Restraints") which is then in effect and has the effect of making the Merger or the Stock Voting Agreement illegal or otherwise prohibiting consummation of the Merger; provided, however, that each of the parties hereto shall have used their respective reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

    (f) NYSE. The Parent Company Stock to be issued in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

    (g) ACCOUNTANT'S LETTERS. Each of the Company and the Parent shall have received from the other's independent public accountants, a letter dated the Closing Date in form and substance reasonably acceptable to the receiving party with statements and information of the type ordinarily included in accountant's letter with respect to unaudited financial quarterly information for fiscal quarters and subsequent periods ended following its last fiscal year end.

    (h) POOLING LETTERS. The Company shall have received a letter from Ernst & Young, LLP, addressed to the Company, and Parent shall have received a letter from KPMG Peat Marwick, LLP, addressed to Parent, each regarding its concurrence with management's conclusions, as to the appropriateness of the pooling of interests accounting, under Accounting Principles Board Opinion No. 16 for the Merger, if closed and consummated in accordance with this Agreement, it being agreed that the Company and Parent shall each provide reasonable cooperation to Ernst & Young, LLP and KPMG Peat Marwick, LLP and to enable them to issue such letters.

    Section 7.2 CONDITIONS TO OBLIGATION OF PARENT AND MERGER SUB TO EFFECT THE MERGER. The obligation of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by Parent:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company that are qualified with reference to materiality shall be true and correct, and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date hereof, and, except to the extent such representations and warranties speak as of an earlier date, as of the Effective Time as though made at and as of the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

    (b) PERFORMANCE OF OBLIGATIONS OF THE COMPANY. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

    (c) COMPANY AFFILIATE AGREEMENTS. Parent shall have received an Affiliate Agreement from Affiliates of the Company in accordance with Section 6.5 of this Agreement and each such Affiliate Agreement shall remain valid and in force and effect.

    (d) CONSENTS UNDER AGREEMENTS. The Company shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 7.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any indenture, mortgage, evidence of indebtedness, lease or other agreement or instrument, except where the failure to obtain the same would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect or Company Material Adverse Effect (as the Surviving Corporation).

    (e) TAX OPINION. Parent shall have received an opinion of McGrath, North, Mullin & Kratz, P.C. to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and such opinion shall not have been withdrawn.

    Section 7.3  CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE
MERGER. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by the Company:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent and Merger Sub that are qualified with reference to materiality shall be true and correct, and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date hereof, and, except to the extent such representations and warranties speak as of an earlier date, as of the Effective Time as though made on and as of the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and Chief Financial Officer of Parent to such effect.

    (b) PERFORMANCE OF OBLIGATIONS OF PARENT AND MERGER SUB. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

    (c) TAX OPINION. The Company shall have received an opinion of Arter & Hadden, L.L.P., counsel to the Company, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and such opinion shall not have been withdrawn.

    (e) PARENT AFFILIATE AGREEMENTS. The Company shall have received an Affiliate Agreement from Affiliates of Parent in accordance with Section 6.5 of this Agreement and each such Agreement shall remain valid and in force and effect.

    (f) CONSENTS UNDER AGREEMENTS. Parent shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 7.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any indenture, mortgage, evidence of indebtedness, lease or other agreement or instrument, except where the failure to obtain the same would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect or Company Material Adverse Effect (as the Surviving Corporation).

                                  ARTICLE VIII

                                  TERMINATION

    Section 8.1 TERMINATION. This Agreement may be terminated, and the Merger and the other transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company or Parent:

    (a) by mutual written consent of Parent and the Company;

    (b) by either Parent or the Company, if (i) the Merger shall not have been consummated on or before March 31, 1999, provided that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date,
(ii) the shareholders of the Company do not approve this Agreement by the requisite vote at a meeting duly convened therefor or any adjournment thereof or
(iii) the shareholders of Parent do not approve the Certificate Amendment, Option Amendment and the issuance of Company Common Stock pursuant to the Merger by the requisite vote at a meeting duly convened therefor or any adjournment thereof;

    (c) by either Parent or the Company, if any permanent injunction, order, decree or ruling by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger shall have become final and nonappealable; provided, however, subject to the proviso to Section 6.6(a) hereof, that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have used reasonable best efforts to remove such injunction or overturn such action;

    (d) by Parent, if (i) there has been a material breach of the representations or warranties, covenants or agreements of the Company set forth in this Agreement, which breach is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach is given by Parent to the Company, or (ii) the Board of Directors of the Company (x) fails to convene a meeting of the Company's shareholders to adopt this Agreement on or before March 15, 1999 (the "Meeting Date"), or postpones the date scheduled for the meeting of the shareholders of the Company to adopt this Agreement beyond the Meeting Date, except with the written consent of Parent, (y) fails to recommend the adoption of this Agreement and approval of the Merger to the Company's shareholders in accordance with Section 6.4(b) hereof, or (z) withdraws or amends or modifies in a manner adverse to Parent its recommendation or approval in respect of this Agreement or the Merger or fails to reconfirm such recommendation within two business days of a written request for such confirmation by Parent;

    (e) by the Company if the Board of Directors of the Company shall reasonably determine that a proposal for an Acquisition Transaction constitutes a Superior Proposal; provided, however, that the Company may not terminate this Agreement pursuant to this subSection (e) unless (i) three business days shall have elapsed after delivery to Parent of a written notice of such determination by such Board of Directors and, during such three day period, the Company shall have informed Parent of the terms and conditions of such proposal for an Acquisition Transaction and the identity of the person or group making such proposal for an Acquisition Transaction, and (ii) at the end of such three day period, the Board of Directors of the Company believes that such proposal for Superior Proposal is superior to the transaction contemplated under this Agreement; and

    (f) by the Company, if (i) there has been a material breach of the representations or warranties, covenants or agreements of Parent or Merger Sub set forth in this Agreement, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent, or (ii) the Board of Directors of Parent (x) fails to convene a meeting of the Parent's shareholders to approve the Certificate Amendment, the Option Amendment and the issuance of Parent Common Stock pursuant to the Merger on or before the Meeting Date, or postpones the date schedule for the meeting of the shareholders of the Parent to approve such matters beyond the Meeting Date, except with the written consent of the Company, (y) fails to recommend the approval of the Certificate Amendment, Option Amendment and issuance of Company Common Stock pursuant to the Merger in accordance with Section 6.4(a) hereof, or
(z) withdraws or amends or modifies in a manner adverse to the Company such recommendation or fails to reconfirm such recommendation within two (2) business days of a written request for such confirmation by the Company.

    Section 8.2  EFFECT OF TERMINATION.

    (a) In the event of termination of this Agreement pursuant to this Article VIII, the Merger shall be deemed abandoned and this Agreement shall forthwith become void, and there shall be no liability or obligations on the part of Parent, Merger Sub, the Company or their respective officers, directors or Affiliates except that the provisions of the last sentence of Section 6.1,
Section 6.7, Section 6.9 and this Section 8.2 shall survive any termination of this Agreement; provided, that any such termination and any payment pursuant to this Section 8.2 shall not limit liability for any willful breach of this Agreement; and provided further, that the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

    (b) Parent shall pay the Company a termination fee of $12,000,000 upon the termination of this Agreement by the Company or Parent pursuant to Section 8.1(b)(iii); provided that, as set forth in Section 8.2(g) below, such fee shall be increased to $18,000,000 under the circumstances as set forth in Section 8.2(g) below.

    (c) Parent shall pay the Company a termination fee of $18,000,000 upon the termination of this Agreement by the Company pursuant to Section 8.1(f)(ii).

    (d) The Company shall pay Parent a termination fee of $12,000,000 upon the termination of this Agreement by the Company or Parent pursuant to Section 8.1(b)(ii); provided that, as set forth in Section 8.2(f)(ii) below, such fee shall be increased to $18,000,000 under the circumstances set forth in Section 8.2(f)(ii) below.

    (e) The Company shall pay Parent a termination fee of $18,000,000 upon the termination of this Agreement by Parent pursuant to Section 8.1(d)(ii).

    (f) The Company shall pay Parent a termination fee of $18,000,000 upon the earliest to occur of the following events:

        (i) the termination of this Agreement by the Company pursuant to Section 8.1(e); or

        (ii) the termination of this Agreement by Parent or the Company pursuant to Section 8.1(b)(ii), and, in such event, either before such termination or within twelve (12) months after the date of such termination the Company (i) consummates an Acquisition Transaction, or (ii) enters into an agreement with respect to an Acquisition Transaction, or a tender offer or similar transaction with respect thereto is commenced, that is subsequently consummated.

    (g) The Parent shall pay the Company a termination fee of $18,000,000 upon termination of this Agreement by the Company or Parent pursuant to Section 8.1(b)(iii) and, in such event, either before such termination or within twelve
(12) months after the date of such termination Parent (i) consummates an Acquisition Transaction, or (ii) enters into an agreement with respect to an Acquisition Transaction, or a tender offer or similar transaction with respect thereto is commenced, that is subsequently consummated.

    (h) If the Company shall have terminated this Agreement pursuant to Section 8.1(f)(i), or if Parent shall have termination this Agreement pursuant to
Section 8.1(d)(i), the non-terminating party shall reimburse the terminating party, the actual expenses incurred by the terminating party in connection with the transaction contemplated by this Agreement (including, without limitation, attorneys' fees, accountants' fees and fees of financial advisors) in an amount up to $7,000,000.

    (i) If a party has paid to the other party the amount required to be paid under any of Sections 8.2(b), 8.2(c), 8.2(d), 8.2(e), 8.2(f), 8.2(g) or 8.2(h),
such paying party shall not be required to make any payment required under any of such other Sections, other than to the extent a $12,000,000 payment made pursuant to Section 8.2(b) or 8.2(d) is increased to $18,000,000 pursuant to
Section 8.2(g) and 8.2(f)(ii), respectively. If an event occurs that would require a party to make payments under more than one of Sections 8.2(b), 8.2(c), 8.2(d), 8.2(e), 8.2(f), 8.2(g) and 8.2(h), only the Section requiring the higher payment shall apply.

    (j) In no event shall either party (the "Paying Party") be required to make a payment pursuant to Sections 8.2(b), 8.2(c), 8.2(d), 8.2(e), 8.2(f) or 8.2(g) to the extent that such payment, together with Net Proceeds (as defined in the Option Agreement) received by the other party, and together with payments made by the Paying Party (other than payments of the Exercise Price, as defined in the Option Agreement) pursuant to Sections 7(a)(i)(y), 7(a)(ii), 7(b)(ii), 8(c) and/or 9(c) of the Option Agreement, exceeds $18,000,000.

    (k) The expenses and fees, if applicable, payable pursuant to Section 8.2(b), 8.2(c), 8.2(d), 8.2(e), 8.2(f) and 8.2(g) shall be paid within two (2)
business days after the first to occur of the events described in Section 8.2(b), 8.2(c), 8.2(d), 8.2(e), 8.2(f)(i), 8.2(f)(ii) or 8.2(g); provided that in no event shall the Company or Parent, as the case may be, be required to pay the expenses and fees, if applicable, to the other, if, immediately prior to the termination of this Agreement, the party to receive the expenses and fees, if applicable, was in material breach of its obligations under this Agreement.

    (l) The parties hereto acknowledge that the agreements contained in this
Section 8.2 are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, the Parent and the Company would not enter into this Agreement; accordingly, if the Parent or the Company, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment for the fee and expenses set forth in this Section 8.2, the party required to pay the fee shall pay to the other party its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on such amount of the fee and expenses at the base rate publicly announced by Citibank, N.A., on the date such payment was required to be made.

                                   ARTICLE IX

                               GENERAL PROVISIONS

    Section 9.1 AMENDMENT AND MODIFICATION. At any time prior to the Effective Time, this Agreement may be amended, modified or supplemented only by written agreement (referring specifically to this Agreement) of Parent, Merger Sub and the Company with respect to any of the terms contained herein; provided, however, that after any approval and adoption of this Agreement by the shareholders of the Company, no such amendment, modification or supplementation shall be made which under Applicable Law requires the approval of such shareholders, without the further approval of such shareholders.

    Section 9.2 WAIVER. At any time prior to the Effective Time, Parent, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any documents delivered pursuant hereto and (iii) subject to the provisions of Section 9.1, waive compliance by the other with any of the agreements or conditions contained herein which may legally be waived. Any such extension or waiver shall be valid only if set forth in an instrument in writing specifically referring to this Agreement and signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

    Section 9.3 SURVIVABILITY; INVESTIGATIONS. The respective representations and warranties of Parent and Merger Sub, on the one hand, and the Company, on the other hand, contained herein or in any certificates or other documents delivered prior to or as of the Effective Time (i) shall not be deemed waived or otherwise affected by any investigation made by any party hereto and (ii) shall not survive beyond the Effective Time. The covenants and agreements of the parties hereto (including the Surviving Corporation after the Merger) shall survive the Effective Time, without limitation (except for those which, by their terms, contemplate a shorter survival period).

    Section 9.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be delivered personally or by next-day courier or telecopied with confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecopied, or one day after delivery to a courier for next-day delivery.

    IF TO PARENT OR MERGER SUB TO:

        InaCom Corp.
       10810 Farnam Drive
       Omaha, NE 68102
       Attention:  Bill L. Fairfield
       Telecopier:  402-758-3602

    WITH A COPY TO:

        McGrath, North, Mullin & Kratz, P.C.
       One Central Park Plaza, Suite 1400
       222 South Fifteenth Street
       Attention:  David L. Hefflinger
       Telecopier:  402-341-0216

    IF TO THE COMPANY,:

        Vanstar Corporation
       1100 Abernathy Road
       Building 500, Suite 1200
       Atlanta, GA 30328
       Attention:  General Counsel
       Telecopier:  770-522-4587

    WITH A COPY TO:

        Arter & Hadden, LLP
       1717 Main Street
       Suite 4100
       Dallas, TX 75201
       Attention:  Mr. Stan Huller
       Telecopier:  214-741-7139

    Section 9.5 DESCRIPTIVE HEADINGS; INTERPRETATION. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References in this Agreement to Sections, Exhibits or Articles mean a Section, Exhibit or

Article of this Agreement unless otherwise indicated. References to this Agreement shall be deemed to include the Exhibits hereto, the Company Disclosure Schedule and the Parent Disclosure Schedule, unless the context otherwise requires. The term "person" shall mean and include an individual, a partnership, a limited liability company, a joint venture, a corporation, a trust, a Governmental Entity or an unincorporated organization.

    Section 9.6 ENTIRE AGREEMENT. This Agreement (including the Exhibits, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement between the parties) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof and except for Article II and Sections 2.6, 6.8, 6.19 and 9.10, are not intended to confer upon any person other than the parties hereto any rights or remedies.

    Section 9.7 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the provisions thereof relating to conflicts of law.

    Section 9.8 ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal or state court sitting in the State of Delaware.

    Section 9.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

    Section 9.10 ASSIGNMENT. This Agreement and the rights, interests and obligations hereunder shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns; provided, however, that no party hereto may assign or otherwise transfer its rights, interests or obligations hereunder without the prior written consent of the other parties hereto.

    IN WITNESS WHEREFORE, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be executed on its behalf by their respective officers thereunto duly authorized, all as of the date first above written.

  INACOM CORP.                                     VANSTAR CORPORATION

  By:  /s/ BILL L. FAIRFIELD                       By:  /s/ WILLIAM Y. TAUSCHER
       ----------------------------------------         ----------------------------------------
  Its: PRESIDENT AND CHIEF EXECUTIVE OFFICER       Its: CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE
                                                        OFFICER

  INACOM ACQUISITION, INC.

  By:  /s/ BILL L. FAIRFIELD
       ----------------------------------------
  Its: PRESIDENT

                                    ANNEX B

                     OPINION OF J.P. MORGAN SECURITIES INC.

                                                                   [LOGO]

       October 8, 1998
       The Board of Directors

     [LOGO]
       InaCom Corp.
       10810 Farnam, Suite 200
       Omaha, Nebraska 68154

       Attention: Bill Fairfield
                  President, Chief Executive Officer and Director

       Ladies and Gentlemen:

           You have requested our opinion as to the fairness, from a financial point of view, to InaCom Corp. (the "Company") of the consideration proposed to be paid by the Company in connection with the proposed merger (the "Merger") of InaCom Acquisition, Inc., a wholly-owned subsidiary of the Company ("Merger Sub"), into Vanstar Corporation (the "Seller"). Pursuant to the Agreement and Plan of Merger, dated as of October 8, 1998 (the "Agreement"), by and among the Company, Merger Sub and the Seller, Merger Sub shall be merged with and into the Seller and each share of Common Stock, par value $0.001 per share (the "Shares"), of the Seller issued and outstanding immediately prior to the effective time of the Merger (other than Shares to be cancelled pursuant to the Agreement) shall be converted into the right to receive 0.64 shares of Common Stock, par value $0.10 per share, of the Company (the "Company Stock").

           In arriving at out opinion, we have reviewed (i) the Agreement; (ii) certain publicly available information concerning the business of the Seller and of certain other companies engaged in businesses comparable to those of the Seller, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies comparable to the Seller and the consideration received for such companies; (iv) current and historical market prices of the common stock of the Seller and the Company; (v) the audited financial statements of the Company for the fiscal year ended December 27, 1998, the audited financial statements of the Seller for the fiscal year ended April 30, 1998, the unaudited financial statements of the Company for the period ended June 27, 1998; and the unaudited financial statements of the Seller for the period ended July 31, 1998; (vi) certain agreements with respect to outstanding indebtedness or obligations of the Company and the Seller; (vii) certain internal financial analyses and forecasts prepared by the Company and the Seller and their respective managements; and (viii) the terms of other business combinations that we deemed relevant.

           In addition, we have held discussions with certain members of the management of the Company and the Seller with respect to certain aspects of the Merger, the past and current business operations of the Company and the Seller, the financial condition and future prospects and operations of the Company and the Seller, the effects of the Merger on the financial condition and future prospects of the Company and the Seller, and certain other matters we believed necessary or appropriate to our inquiry. We have visited certain representative facilities of the Company and the Seller, and reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

                                                                   [LOGO]

    In giving out opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Seller or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Seller to which such analyses or forecasts relate. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

    Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Company Stock will trade at any future time.

    We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. As you are aware, we or our affiliates have provided financial advisory, capital markets and lending services to the Company, and have executed a derivatives transaction with the Company. In the ordinary course of their businesses, our affiliates may actively trade the debt and equity securities of the Company or the Seller for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

    On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid by the Company in the proposed Merger is fair, from a financial point of view, to the Company.

    This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger.

                                Very truly yours,

                                J.P. MORGAN SECURITIES, INC.

                                By:  /s/ TODD R. MARIN
                                     -----------------------------------------
                                     Name: Todd R. Marin
                                     Title: Managing Director

                                    ANNEX C
               OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION

        [LOGO]

                                                       [ADDRESS]

October 8, 1998

Board of Directors
Vanstar Corporation
1110 Abernathy Road
Building 500, Suite 1200
Atlanta, Georgia 30328

Dear Sirs:

    You have asked us to advise you with respect to the fairness to the stockholders of Vanstar Corporation (the "Company"), other than InaCom Corporation ("Parent") and InaCom Acquisitions, Inc. ("Merger Sub"), from a financial point of view of the Exchange Ratio (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of October 8, 1998 (the "Merger Agreement"), among the Company, Parent and Merger Sub. The Merger Agreement provides, among other things, for the merger (the "Merger") of Merger Sub with and into the Company, pursuant to which the Company will become a wholly owned subsidiary of Parent and each outstanding share of common stock, par value $0.001 per share ("Company Common Stock"), of the Company, other than such shares of Company Common Stock owned by the Company as treasury shares or by Parent or Merger Sub, will be converted into the right to receive 0.64 of a share of common stock, par value $0.10 per share ("Parent Common Stock"), of Parent (the "Exchange Ratio").

    In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and Parent. We have also reviewed certain other information, including internal financial statements, financial forecasts and other financial and operating data, provided to us by the Company and Parent and have met with the Company's and Parent's managements to discuss the business and prospects of the Company and Parent. We have also relied upon the views of the Company's and Parent's managements concerning the business, operational and strategic benefits and implications of the Merger, including financial forecasts provided to us by the Company and Parent relating to the synergistic values and operating costs savings to be achieved, as well as potential revenue loss and associated profit loss which may be incurred, through the combination of operations of the Company and Parent.

    We have also considered certain financial and stock market data of the Company and Parent, and we compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and Parent, respectively. We have considered the financial terms, to the extent publicly available, of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

    In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and Parent's managements as to the future financial performance of the Company and Parent. Specifically, for purposes of this opinion, we have relied upon, without independent verification, the assessment by the Company's and Parent's managements of the cost savings, synergies, and other strategic benefits or issues expected to be derived or result from the Merger. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

    We have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be accounted for as a "pooling of interests" business combination in accordance with U.S. generally accepted accounting principles, and the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended.

    We are not expressing any opinion as to what the value of the Parent Common Stock actually will be when issued to the Company's stockholders pursuant to the Merger or the prices at which such Parent Common Stock will trade subsequent to Merger. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

    We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

    In the ordinary course of our business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of both the Company and Parent for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering of sale of securities, nor shall this letter be used for any other purposes, without Credit Suisse First Boston's prior written consent.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the stockholders of the Company, other than the Parent or Merger Sub, from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

  By:  /s/ ETHAN M. TOPPER
       ------------------------------------------
  Ethan M. Topper
  Managing Director

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Pursuant to Article VII of the Restated Certificate of Incorporation of InaCom, InaCom shall, to the extent required, and may, to the extent permitted, by Section 102 and Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify and reimburse all persons whom it may indemnity and reimburse pursuant thereto. No InaCom director shall be liable to InaCom or its stockholders for monetary damages for breach of fiduciary duty as a director with respect to acts or omissions occurring on or after May 27, 1987; provided, however, an InaCom director shall continue to be liable (i) for any breach of a director's duty of loyalty to InaCom or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for paying a dividend or approving a stock repurchase which would violate Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

    The by-laws of InaCom provide for indemnification of, among other persons, InaCom officers and directors against all expenses, liabilities or losses reasonably incurred or suffered by the officer or director, including liability arising under the Securities Act of 1933, to the extent legally permissible under Section 145 of the Delaware General Corporation Law where any such person was, is, or is threatened to be made a party to or is involved in any action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact such person was serving InaCom in such capacity. Generally, under the Delaware General Corporation Law, indemnification will only be available to an officer or director where the officer or director can establish that (i) such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of InaCom and (ii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe such person's conduct was unlawful. Under the Delaware General Corporation Law, however, no indemnification shall be made in connection with a derivative action in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) EXHIBITS.

 NUMBER                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
      2.1  Agreement and Plan of Merger among InaCom, InaCom Acquisition, Inc. and Vanstar dated as of October 8,
           1998 (included as Annex A to the Joint Proxy Statement/Prospectus included in this Registration
           Statement). Certain schedules and exhibits relating to the Agreement and Plan of Merger have been omitted. InaCom will furnish supplementally to the Commission such schedules or exhibits upon request.

      2.2  Voting Agreement between InaCom and Warburg dated as of October 8, 1998 incorporated by reference from
           InaCom's Current Report on Form 8-K dated October 8, 1998.

      2.3  Registration Rights Agreement between InaCom and Warburg dated as of October 8, 1998 incorporated by reference from Amendment No. 1 to Schedule 13D dated October 8, 1998 filed by InaCom.

      2.4  Form of Stock Voting Agreement dated October 8, 1998 entered into by the directors of InaCom incorporated by reference from Schedule 13D dated October 8, 1998 filed by InaCom.

 NUMBER                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
      2.5  Form of Stock Voting Agreements dated October 8, 1998 entered into by the directors of Vanstar incorporated by reference from Schedule 13D dated October 8, 1998 filed by Vanstar.

      2.6  Vanstar Stock Option Agreement between InaCom and Vanstar dated as of October 8, 1998 incorporated by reference from InaCom's Current Report on Form 8-K dated October 8, 1998.

      2.7  InaCom Stock Option Agreement between InaCom and Vanstar dated as of October 8, 1998 incorporated by reference from InaCom's Current Report on Form 8-K dated October 8, 1998.

      2.8  Separation, Consulting and Noncompetition Agreement dated October 8, 1998 between InaCom and William Y.
           Tauscher.

      3.1  InaCom's Restated Certificate of Incorporation, as amended, incorporated herein by reference to InaCom's annual report on Form 10-K for the fiscal year ended December 27, 1997.

      3.2  InaCom's By-Laws, as amended, incorporated herein by reference to InaCom's quarterly report on Form 10-Q for the quarter ended September 28, 1996.

      3.3  Vanstar's Restated Certificate of Incorporation, incorporated herein by reference to the registration statement of Vanstar on Form S-1 (033-80297) dated March 8, 1996.

      3.4  Vanstar's Amended and Restated By-laws, as amended, incorporated herein by reference to Vanstar's annual report on Form 10-K for the fiscal year ended April 30, 1998.

      4.1  Specimen of Common Stock Certificate of InaCom incorporated by reference from Exhibit 4.1 of InaCom's registration statement on Form S-3 (333-11687).

      5.1  Opinion of McGrath, North, Mullin & Kratz, P.C. regarding the legality of the securities to be issued.

      8.1  Opinion of Arter & Hadden LLP regarding certain tax matters.

      8.2  Opinion of McGrath, North, Mullin & Kratz, P.C. regarding certain tax matters.

     23.1  Consents of McGrath, North, Mullin & Kratz, P.C. (included in Exhibits 5.1 and 8.1)

     23.2  Consent of Arter & Hadden LLP (included in Exhibit 8.1)

     23.3  Consent of KPMG Peat Marwick LLP.

     23.4  Consent of Ernst & Young LLP.

     23.5  Consent of Credit Suisse First Boston.

     23.6  Consent of J.P. Morgan.

     24.1  Powers of Attorney.

     99.1  Opinion of Credit Suisse First Boston (included as Annex C to the Joint Proxy Statement/ Prospectus included in this Registration Statement).

     99.2  Opinion of J.P. Morgan Securities Inc. (included in Annex B to the joint Proxy Statement/ Prospectus included in this Registration Statement).

     99.3  Form of InaCom Proxy.

     99.4  Form of Vanstar Proxy.

           (b) FINANCIAL STATEMENT SCHEDULES.

               None.

           (c) ITEM 4(B) INFORMATION.

               The opinions of Credit Suisse First Boston and J.P. Morgan are included as Annex C and Annex B, respectively, to the Joint Proxy Statement/Prospectus included in this Registration Statement.

ITEM 22.  UNDERTAKINGS

    (1) The undersigned registrant hereby undertakes:

       (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       (b) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

       (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (2) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) The registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (4) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (6) The registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (7) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant, InaCom Corp, a Delaware corporation, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on the 15th day of January, 1999.

                                INACOM CORP.

                                By:               /s/ BILL FAIRFIELD
                                      ------------------------------------------
                                                    Bill Fairfield
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 15th day of January, 1999.

          SIGNATURE                       TITLE
------------------------------  --------------------------

                                President (Principal
      /s/ BILL FAIRFIELD          Executive Officer),
------------------------------    Chief Executive Officer
        Bill Fairfield            and Director

                                Executive Vice President
     /s/ DAVID GUENTHNER          and Chief Financial
------------------------------    Officer (Principal
       David Guenthner            Financial and Accounting
                                  Officer)

Joseph Auerbach*    Director
Mogens C. Bay*      Director
James Q. Crowe*     Director
W. Grant Gregory*   Director
Joseph Inatome*     Director
Rick Inatome*       Director
Gary Schwendiman*   Director
Linda Wilson*       Director

* Bill Fairfield, by signing his name hereto, signs the Registration Statement on behalf of each of the persons indicated. A Power-of-Attorney authorizing Bill Fairfield to sign this Registration Statement on behalf of each of the indicated Directors of InaCom Corp is filed herewith as Exhibit 24.1.

                                By:               /s/ BILL FAIRFIELD
                                      ------------------------------------------
                                                    Bill Fairfield
                                                   ATTORNEY-IN-FACT

                               INDEX OF EXHIBITS

       (a) EXHIBITS.

 NUMBER                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
      2.1  Agreement and Plan of Merger among InaCom, InaCom Acquisition, Inc. and Vanstar dated as of October 8,
           1998 (included as Annex A to the Joint Proxy Statement/Prospectus included in this Registration
           Statement). Certain schedules and exhibits relating to the Agreement and Plan of Merger have been omitted. InaCom will furnish supplementally to the Commission such schedules or exhibits upon request.

      2.2  Voting Agreement between InaCom and Warburg dated as of October 8, 1998 incorporated by reference from
           InaCom's Current Report on Form 8-K dated October 8, 1998.

      2.3  Registration Rights Agreement between InaCom and Warburg dated as of October 8, 1998 incorporated by reference from Amendment No. 1 to Schedule 13D dated October 8, 1998 filed by InaCom.

      2.4  Form of Stock Voting Agreement dated October 8, 1998 entered into by the directors of InaCom incorporated by reference from Schedule 13D dated October 8, 1998 filed by InaCom.

      2.5  Form of Stock Voting Agreements dated October 8, 1998 entered into by the directors of Vanstar incorporated by reference from Schedule 13D dated October 8, 1998 filed by Vanstar.

      2.6  Vanstar Stock Option Agreement between InaCom and Vanstar dated as of October 8, 1998 incorporated by reference from InaCom's Current Report on Form 8-K dated October 8, 1998.

      2.7  InaCom Stock Option Agreement between InaCom and Vanstar dated as of October 8, 1998 incorporated by reference from InaCom's Current Report on Form 8-K dated October 8, 1998.

      2.8  Separation, Consulting and Noncompetition Agreement dated October 8, 1998 between InaCom and William Y.
           Tauscher.

      3.1  InaCom's Restated Certificate of Incorporation, as amended, incorporated herein by reference to InaCom's annual report on Form 10-K for the fiscal year ended December 27, 1997.

      3.2  InaCom's By-Laws, as amended, incorporated herein by reference to InaCom's quarterly report on Form 10-Q for the quarter ended September 28, 1996.

      3.3  Vanstar's Restated Certificate of Incorporation, incorporated herein by reference to the registration statement of Vanstar on Form S-1 (033-80297) dated March 8, 1996.

      3.4  Vanstar's Amended and Restated By-laws, as amended, incorporated herein by reference to Vanstar's annual report on Form 10-K for the fiscal year ended April 30, 1998.

      4.1  Specimen of Common Stock Certificate of InaCom incorporated by reference from Exhibit 4.1 of InaCom's registration statement on Form S-3 (333-11687).

      5.1  Opinion of McGrath, North, Mullin & Kratz, P.C. regarding the legality of the securities to be issued.

      8.1  Opinion of Arter & Hadden LLP regarding certain tax matters.

      8.2  Opinion of McGrath, North, Mullin & Kratz, P.C. regarding certain tax matters.

     23.1  Consents of McGrath, North, Mullin & Kratz, P.C. (included in Exhibits 5.1 and 8.1)

     23.2  Consent of Arter & Hadden LLP (included in Exhibit 8.1)

     23.3  Consent of KPMG Peat Marwick LLP.

     23.4  Consent of Ernst & Young LLP.

     23.5  Consent of Credit Suisse First Boston.

     23.6  Consent of J.P. Morgan.

     24.1  Powers of Attorney.

 NUMBER                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
     99.1  Opinion of Credit Suisse First Boston (included as Annex C to the Joint Proxy Statement/ Prospectus included in this Registration Statement).

     99.2  Opinion of J.P. Morgan Securities Inc. (included in Annex B to the joint Proxy Statement/ Prospectus included in this Registration Statement).

     99.3  Form of InaCom Proxy.

     99.4  Form of Vanstar Proxy.

           (b) FINANCIAL STATEMENT SCHEDULES.

               None.

           (c) ITEM 4(B) INFORMATION.

               The opinions of Credit Suisse First Boston and J.P. Morgan are included as Annex C and Annex B, respectively, to the Joint Proxy Statement/Prospectus included in this Registration Statement.